Form 10-K, Exhibit 13
period 1993-12-31
AMPCO PITTSBURGH CORP
filed 1994-03-21
CIK 6176

                                                                     Exhibit 13

- - ------------------------
    Union Electric Steel

                   Melting & Forging

 Union Electric Steel's mission is to
  be the world's leading manufacturer
   of forged hardened steel rolls for
        use by customers in the steel
             and aluminum industries.
   The picture to the right shows the
    company's electric arc furnace at
its melting facility in Burgettstown,
            Pennsylvania being tapped
       into a vacuum stream degassing
system.  Below, a cold mill work roll
   is being forged in the operation's
                     3,500-ton press.
                                            [Photo of electric arc furnace]





[Photo of cold mill roll]

                                       ---------------------------

                                       Union Electric Steel

                                       Finishing

                                       The large roll to the left is in the
                                       rough machining operation at Union
                                       Electric's finishing plant in Carnegie,
                                       Pennsylvania.  The photo at the
                                       bottom left shows a full coil static
                                       induction hardening unit at the
                                       Valparaiso, Indiana finishing plant,
                                       while the photo next to its shows
                                       flame hardening of journals at the
                                       company's European facility in
                                       Tessenderlo, Belgium.

[Photo of Union Electric finishing plant]





[Photo of Valparaiso finishing plant]   [Photo of Tessenderlo, Belgium facility]

- - -----------------------------------
                            Aerofin

   A large return bend cooling coil
 facricated at Aerofin's Lynchburg,
  Virginia plant has just undergone
   testing and awaits shipment to a
               pulp and paper mill.


[Photo of large bend return coil]


- - -----------------------------------
                      Buffalo Pumps

   Shown to the right is a vertical
          centrifugal lube oil pump
      manufactured at the company's
          plant in North Tonawanda,
    New York.  It will be used in a
        service application for the
        electrical turbine industry.

[Photo of a oil pump]

- - ------------------------------------
               New Castle Industries

          This 15-inch diameter feed
    screw being readied for shipment
      from the company's New Castle,
Pennsylvania plant is destined for a
  polymer manufacturer where it will
        mix additives to enhance the
         polymer's basic properties.

[Photo of feed screw]

Financial Report

Table of Contents

                                                                         Page
Consolidated Balance Sheets.......................................          6
Consolidated Statements of Income.................................          7
Consolidated Statements of Retained
   Earnings (Deficit).............................................          7
Consolidated Statements of Cash Flows.............................          8
Notes to Consolidated Financial Statements........................          9
Management's Discussion and Analysis
   of Financial Condition
   and Results of Operations......................................         16
Quarterly Information.............................................         19
Five-Year Summary of Selected Financial Data......................         20

Report of Independent Accountants

[Logo of Price Waterhouse]

To the Board of Directors
and Shareholders of
Ampco-Pittsburgh Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and retained earnings and of cash flows present fairly, in all material respects, the financial position of Ampco-Pittsburgh Corporation and its subsidiaries (the Corporation) at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 1, in 1992 the Corporation adopted Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits other than Pensions and SFAS No. 109, "Accounting for Income Taxes."

/s/ Price Waterhouse
600 Grant Street
Pittsburgh, Pennsylvania 15219
February 18, 1994

Consolidated Balance Sheets

                                                                                                          December 31,
                                                                                                     1993              1992
                                                                                                     ----              ----
Assets
     Current assets:
          Cash and cash equivalents..........................................................  $      9,550,420  $      3,566,072
          Receivables, less allowance for doubtful accounts
            of $281,885 in 1993 and $836,832 in 1992.........................................        17,864,251        35,805,065
          Inventories........................................................................        28,173,446        45,641,972
          Other..............................................................................         4,919,124         2,663,400
                                                                                               ----------------  ----------------
               Total current assets..........................................................        60,507,241        87,676,509

     Property, plant and equipment, at cost:
          Land and land improvements.........................................................         2,819,119         6,129,543
          Buildings..........................................................................        16,393,260        37,637,860
          Machinery and equipment............................................................        77,522,183       114,242,857
          Construction in progress...........................................................           199,968         1,620,179
                                                                                               ----------------  ----------------
                                                                                                     96,934,530       159,630,439
          Accumulated depreciation...........................................................       (46,346,106)      (78,624,609)
                                                                                               ----------------  ----------------
               Net property, plant and equipment.............................................        50,588,424        81,005,830

     Prepaid pension.........................................................................        15,201,896        12,645,889
     Other assets............................................................................        12,196,553        11,963,462
                                                                                               ----------------  ----------------
                                                                                               $    138,494,114  $    193,291,690
                                                                                               ================  ================
Liabilities and Shareholders' Equity
     Current liabilities:
          Notes payable to bank..............................................................  $      --         $     13,000,000
          Current maturities of long-term debt...............................................           783,333         1,483,333
          Accounts payable...................................................................         5,380,015        10,483,058
          Accrued payrolls and employee benefits.............................................         5,272,877         6,209,457
          Other..............................................................................         9,127,459        11,522,168
                                                                                               ----------------  ----------------
               Total current liabilities.....................................................        20,563,684        42,698,016

     Long-term debt..........................................................................         1,350,000        27,272,869
     Other liabilities.......................................................................        25,430,200        29,012,215
                                                                                               ----------------  ----------------
               Total liabilities.............................................................        47,343,884        98,983,100

     Contingent liabilities (Note 13)........................................................         --                --

     Shareholders' Equity:
          Preference stock--no par value; authorized
            3,000,000 shares; none issued....................................................         --                --
          Common stock--par value $1; authorized
            20,000,000 shares; issued and outstanding 9,577,621 shares.......................         9,577,621         9,577,621
          Additional paid-in capital.........................................................       102,555,980       102,555,980
          Retained earnings (deficit)........................................................       (22,197,466)      (16,244,136)
                                                                                               ----------------  ----------------
                                                                                                     89,936,135        95,889,465
          Translation and other adjustments..................................................         1,214,095        (1,580,875)
                                                                                               ----------------  ----------------
               Total shareholders' equity....................................................        91,150,230        94,308,590
                                                                                               ----------------  ----------------
                                                                                               $    138,494,114  $    193,291,690
                                                                                               ================  ================

                See Notes to Consolidated Financial Statements.

Consolidated Statements of Income

                                                                                   For The Year Ended December 31,
                                                                               1993              1992              1991
                                                                               ----              ----              ----
     Net sales.........................................................  $    108,846,416  $    104,308,304  $    113,298,563
                                                                         ----------------  ----------------  ----------------
     Operating costs and expenses:
          Cost of products sold (excluding depreciation)...............        79,410,645        73,386,538        78,160,316
          Selling and administrative...................................        18,571,174        19,861,111        19,705,698
          Depreciation.................................................         5,165,983         5,083,885         5,633,584
                                                                         ----------------  ----------------  ----------------
                                                                              103,147,802        98,331,534       103,499,598
                                                                         ----------------  ----------------  ----------------
     Income from operations............................................         5,698,614         5,976,770         9,798,965
     Other income and (expense):
          Gain (loss) on sale of investments...........................         6,489,738         --               (1,292,276)
          Interest expense.............................................          (925,627)       (2,424,063)       (3,526,721)
          Other income (expense)--net..................................          (671,385)         (717,673)         (476,304)
                                                                         ----------------  ----------------  ----------------

     Income from continuing operations
       before taxes on income and cumulative
       effect of accounting changes....................................        10,591,340         2,835,034         4,503,664
     (Benefit) provision for taxes on income...........................        (1,380,000)          (31,000)        3,600,000
                                                                         ----------------  ----------------  ----------------
     Income from continuing operations before cumulative effect of
       accounting changes..............................................        11,971,340         2,866,034           903,664
     Discontinued operations:
          Loss from operations, including income tax
            provisions of $69,000 in 1993, $531,000 in 1992 and
            $1,475,000 in 1991.........................................          (596,306)       (5,082,714)       (9,271,452)
          Gain (loss) on disposal, net of an income
            tax benefit of $4,600,000 in 1993 and
            $2,700,000 in 1991.........................................       (15,890,990)          291,071        (5,300,000)
     Cumulative effect of accounting changes:
          Postretirement benefits other than pensions..................         --               (6,638,000)        --
          Accounting for income taxes..................................         --               (6,200,000)        --
                                                                         ----------------  ----------------  ----------------
     Net income (loss)                                                   $     (4,515,956) $    (14,763,609) $    (13,667,788)
                                                                         ================  ================  ================

     Net income (loss) per common share:
          Continuing operations........................................  $           1.25  $            .30  $            .09
          Discontinued operations......................................             (1.72)             (.50)            (1.52)
          Cumulative effect of accounting changes......................         --                    (1.34)        --
                                                                         ----------------  ----------------  ----------------
     Net income (loss).................................................  $           (.47) $          (1.54) $          (1.43)
                                                                         ================  ================  ================

     Weighted average number of common shares
       outstanding.....................................................         9,577,621         9,577,621         9,577,621
                                                                         ================  ================  ================

Consolidated Statements of Retained Earnings (Deficit)

                                                                                    For The Year Ended December 31,
                                                                                1993             1992             1991
                                                                                ----             ----             ----
     Retained earnings (deficit) at beginning of year....................  $   (16,244,136) $     1,154,429  $    17,696,990
     Net income (loss)...................................................       (4,515,956)     (14,763,609)     (13,667,788)
                                                                           ---------------  ---------------  ---------------
                                                                               (20,760,092)     (13,609,180)       4,029,202
     Cash dividends declared, $.15 per share in 1993, $.275 per share in
       1992 and $.30 per share in 1991...................................       (1,437,374)      (2,634,956)      (2,874,773)
                                                                           ---------------  ---------------  ---------------
     Retained earnings (deficit) at end of year..........................  $   (22,197,466) $   (16,244,136) $     1,154,429
                                                                           ===============  ===============  ===============

                See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

                                                                                          For The Year Ended December 31,
                                                                                      1993             1992             1991
                                                                                      ----             ----             ----
Cash flows from operating activities:
     Net loss..................................................................  $    (4,515,956) $   (14,763,609) $   (13,667,788)
     Adjustments to reconcile net loss to net cash flows from
       operating activities:
       Depreciation and amortization...........................................        6,295,985        8,312,828        8,832,598
       (Gain) loss on sale of investments......................................       (6,489,738)       --               1,292,276
       (Gain) loss on discontinued operations..................................       20,490,990         (291,071)      19,003,011
       Deferred income taxes...................................................       (7,500,000)       2,400,000         (424,000)
       Cumulative effect of accounting changes.................................        --              12,838,000        --
       Other--net..............................................................          248,898          628,580          467,220
       (Increase) decrease in assets:
          Accounts receivable..................................................        1,942,788        5,604,927       (4,110,626)
          Inventories..........................................................        4,564,449        1,521,115        5,252,103
          Other assets.........................................................           60,282       (1,268,204)          32,757
       Increase (decrease) in liabilities:
          Accounts payable.....................................................       (2,036,533)      (2,044,261)      (2,637,865)
          Accrued payrolls and employee benefits...............................        1,660,565         (962,113)        (345,962)
          Other liabilities....................................................       (2,491,232)      (8,652,490)      (5,511,379)
                                                                                 ---------------  ---------------  ---------------
     Net cash flows from operating activities..................................       12,230,498        3,323,702        8,182,345
                                                                                 ---------------  ---------------  ---------------

Cash flows from investing activities:
     Proceeds from disposals of discontinued operations........................       30,668,962        3,178,676        --
     Collection of receivables resulting from sale of discontinued
       operations..............................................................        --                 242,000        1,593,887
     Proceeds from sales of investments........................................        6,695,418          100,000        3,541,589
     Purchase of investments...................................................        --                (202,709)        (120,000)
     Purchases of property, plant and equipment................................       (2,410,482)      (3,431,885)      (7,047,116)
     Proceeds from sales of property, plant and equipment......................          136,265          471,101          220,998
                                                                                 ---------------  ---------------  ---------------
     Net cash flows from investing activities..................................       35,090,163          357,183       (1,810,642)
                                                                                 ---------------  ---------------  ---------------

Cash flows from financing activities:
     Repayments of notes payable to bank.......................................      (13,000,000)      (1,500,000)       --
     Repayments of long-term debt..............................................      (26,622,869)        (483,334)      (1,251,114)
     Dividends paid............................................................       (1,676,692)      (2,874,770)      (2,874,770)
                                                                                 ---------------  ---------------  ---------------
     Net cash flows from financing activities..................................      (41,299,561)      (4,858,104)      (4,125,884)
                                                                                 ---------------  ---------------  ---------------

Effect of exchange rate changes on cash........................................          (36,752)         155,498           (8,331)
                                                                                 ---------------  ---------------  ---------------
Net increase (decrease) in cash and cash equivalents...........................        5,984,348       (1,021,721)       2,237,488
Cash and cash equivalents at beginning of year.................................        3,566,072        4,587,793        2,350,305
                                                                                 ---------------  ---------------  ---------------
Cash and cash equivalents at end of year.......................................  $     9,550,420  $     3,566,072  $     4,587,793
                                                                                 ===============  ===============  ===============

Supplemental information:
     Interest payments.........................................................  $       951,495  $     2,399,211  $     3,571,286
     Income tax payments (refunds)--net........................................         (120,162)          20,215        2,270,047

                See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

(DOLLARS STATED IN THOUSANDS)

Note 1--Accounting Policies:

Ampco-Pittsburgh Corporation's accounting policies conform to generally accepted accounting principles. A summary of the significant accounting policies followed by the Corporation is presented below to assist the reader in evaluating the financial statements. Certain amounts for preceding periods have been reclassified for comparability with the 1993 presentation.

Consolidation

All subsidiaries are wholly owned and are included in the consolidated financial statements. Intercompany accounts and transactions are eliminated. Minority investments in other entities over which the Corporation exercises significant influence are accounted for by the equity method.

Cash and Cash Equivalents

Securities with purchased original maturities of three months or less are considered to be cash equivalents. The Corporation maintains cash and cash equivalents at various financial institutions which may exceed federally insured amounts.

Inventories

Inventories are valued at cost, which is lower than market. Cost of domestic raw materials, work-in-process and finished goods inventories is determined by the last-in, first-out (LIFO) method. Cost of domestic supplies and foreign inventories is determined by the first-in, first-out method.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost with depreciation computed on the straight-line method over the estimated useful lives of the asset groups. Expenditures that extend economic useful lives are capitalized. Gains or losses are recognized on retirements or disposals. Routine maintenance is charged to operating results.

Postretirement Benefits

Effective January 1, 1992, the Corporation changed the method of accounting for postretirement benefits for its continuing operations in accordance with the Statement of Financial Accounting Standards (SFAS) No. 106, "Accounting for Postretirement Benefits Other than Pensions." This standard requires that the expected cost of retiree health and life insurance benefits be charged to expense during the years in which the employees render service rather than the Corporation's past practice of recognizing these costs on a cash basis. See Note 8 regarding the impact of adoption.

Taxes on Income
Effective January 1, 1992, the Corporation adopted the method of accounting for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 changed the criteria for measuring the provision for income taxes and recording deferred tax assets and liabilities on the consolidated balance sheet. See Note 11 regarding the impact of adoption.

Earnings Per Share
Net income per common share is computed on the basis of a weighted average number of shares of stock outstanding during each period.

Note 2--Discontinued Operations:
Air Handling Group (AHG)
On May 6, 1993, the Corporation sold its air handling operations in the United States, Canada, and Mexico to Howden Group, PLC for a cash purchase price of $34,250. The transaction resulted in a pre-tax loss of $15,491.

The net sales of the AHG were $32,993 for the short period ended May 6, 1993, $86,035 for 1992 and $108,049 for 1991. The net sales and related cost and expenses were excluded from the Corporation's income from continuing operations for the periods presented.

Northwestern Steel and Wire Company (Northwestern)
In 1992, the Corporation announced its intention to dispose of its interest in Northwestern and consequently accounted for Northwestern as a discontinued operation.

The Corporation originally owned 2,001,000 shares of Northwestern, acquired at a cost of approximately $6,000 in 1988, representing a 24% interest that was accounted for on the equity method. As a result of Northwestern's losses and credit problems, which became apparent during 1991, the Corporation wrote down its equity investment in 1991 by $5,426 in addition to recording its pro rata share of Northwestern's losses of $5,577. In 1992, Northwestern found a substantial new investor and, as part of a resulting recapitalization, the Corporation sold 794,669 of its shares at $4.00 per share providing proceeds of $3,179 and a gain on disposal of discontinued business assets of $2,791. In 1993, Northwestern exercised its option to purchase 100,000 of its shares from the Corporation resulting in proceeds of $400

Note 2--Discontinued Operations
(continued)

and a gain of $351. In June 1993, Northwestern completed a public offering of additional common stock at $8.00 per share, at which time the Corporation's remaining shares were restricted from sale until December 1993.

At December 31, 1993, the Corporation had 1,106,331 shares of Northwestern at a carrying value of $540. The Corporation intends to sell its shares in an orderly manner, depending on market conditions. Subsequent to year end, through February 18, 1994, 243,500 shares have been sold, realizing proceeds of $2,779. Northwestern is traded in the over-the-counter market and as of February 18, 1994 was quoted at $12.875 per share.

General
The Corporation periodically reevaluates the adequacy of its accruals for liabilities of discontinued businesses and the realizability of remaining assets. The Corporation increased its loss provision relating to previously discontinued businesses by $5,000 in 1993. The provision is primarily due to increases in estimates for costs of holding and preparing plant properties for sale, workmen's compensation and legal costs. In 1992, a gain of $2,791 from the sale of Northwestern shares was credited to discontinued operations partially offset by a provision of $2,500. In 1991, a provision of $8,000 was made. Management believes that the reserves at December 31, 1993, of $15,450 (of which approximately $4,000 is in current liabilities) are sufficient to cover the present value of costs anticipated and currently measurable. Payment in respect of workmen's compensation and retiree health insurance is expected to be made over an extended number of years. Although the Corporation believes it has meritorious defenses, the outcome of litigation concerning a discontinued business remains uncertain and no provision has been made (see Note 13).

Note 3--Investments:
On April 2, 1993, Amersham International PLC (Amersham) acquired United States Biochemical Corporation (Biochem), including the Corporation's interest therein. The Corporation owned a 20% interest in Biochem, which was accounted for by the equity method. Amersham is an English public company whose major businesses are engaged in life science, healthcare and industrial quality and safety assurance. The proceeds to the Corporation were composed of cash of $6,500 and 212,861 common shares of Amersham valued at $2,300 and a contingent purchase price which was not assigned a value. The Corporation recorded a gain of $6,490 with respect to this transaction.

On January 19, 1994, Amersham agreed to make an immediate payment to satisfy fully its obligation with respect to the contingent purchase price. The Corporation, as a former Biochem shareholder, received cash of $814 and 52,466 shares of Amersham valued at $784 pursuant to this settlement. All of the settlement proceeds will be recorded as a gain in the first quarter 1994.

On January 20, 1994, the Corporation sold 15,740 shares of Amersham for their approximate carrying value of $240. The remaining 249,587 Amersham shares owned by the Corporation are subject to sale restrictions with respect to 212,861 shares which cannot be sold prior to April 2, 1994 and 36,726 shares which cannot be sold prior to April 30, 1996. The market value of the Amersham stock, which trades in London, England, was equivalent to approximately $15.50 per share on February 18, 1994.

Note 4--Inventories:

                                            1993        1992
                                            ----        ----
Raw materials..........................  $    4,541  $    9,565
Work-in-process........................      16,081      26,341
Finished goods.........................       5,614       7,039
Supplies...............................       1,937       2,697
                                         ----------  ----------
                                         $   28,173  $   45,642
                                         ==========  ==========

The reduction in inventories in 1993 was due principally to the inventories included in the Corporation's sale of the AHG (see Note 2).

Inventories valued on the LIFO method are approximately the same as current cost at December 31, 1993 and 1992. Approximately 83% of the inventory was valued using the LIFO method in 1993 and 78% in 1992.

Note 5--Borrowing Arrangements:

                                             1993        1992
                                             ----        ----
Payable to banks under the revolving
  credit agreement (RCA).................  $      --  $   24,000
Industrial development revenue bonds.....      2,133       4,756
                                           ---------  ----------
                                               2,133      28,756
Less current maturities..................        783       1,483
                                           ---------  ----------
Long-term debt...........................  $   1,350  $   27,273
                                           =========  ==========

Note 5--Borrowing Arrangements
(continued)

The Corporation prepaid and terminated its RCA on May 6, 1993, using the proceeds of the sale of the AHG. On September 30, 1993, the Corporation arranged for a new RCA, which provides for a four year bank commitment of up to $15,000. In addition, the Corporation maintains short-term lines of credit of approximately $7,000.

Interest rate terms of the RCA are at the option of the Corporation and are based principally at the prime rate or the London Inter-Bank Offered Rate or the Federal Funds Rate plus 75 basis points and can include a combination of the above. In addition, the Corporation also incurs a facility fee of .25% and a commitment fee of .125% per year on the unused portion of the available credit provided by the RCA. The weighted average interest rate, prior to the new RCA, was 5.1% in 1993 and 5.3% in 1992.

The Corporation's RCA requires, among other things, the maintenance of certain financial covenants including minimum net worth and ratios of interest coverage and debt to equity. The Corporation is in compliance with the applicable bank covenants as of December 31, 1993.

The industrial development authorities retain security interests relating to the assets funded by the respective loans. The maturities of the Corporation's industrial development revenue bonds are $783 in 1994 and $1,350 in 2002.

Note 6--Operating Leases:
The Corporation leases office space and certain production machinery and computer equipment. Operating lease payments were $1,721 in 1993, $948 in 1992 and $1,063 in 1991. Operating lease payments for subsequent years are as follows:

1994         $1,840      1997         $1,378
1995          1,796      1998            948
1996          1,477      Thereafter    1,511

Note 7--Employee Pension Plans:
The Corporation has noncontributory defined benefit pension plans covering substantially all of its employees. Generally, the benefits are based on years of service multiplied by either a fixed amount or a percentage of compensation.

The Corporation's funding policy with respect to the corporate-sponsored pension plans covered by the Employee Retirement Income Security Act of 1974 (ERISA) is to fund each year's pension expense on a basis that satisfies the maximum amortization periods of ERISA, plus any additional amounts that the Corporation may determine to be appropriate.

The net pension cost for the corporate-sponsored pension plans consists of the following components:

                                 1993       1992       1991
                                 ----       ----       ----
Service cost.................  $   1,042  $   1,399  $   1,362
Interest cost on projected
  benefit obligation.........      5,620      7,815      7,641
Return on plan assets........     (6,772)    (9,082)    (8,638)
Net amortization and
  deferral...................        418        122        148
                               ---------  ---------  ---------
Net pension cost.............  $     308  $     254  $     513
                               =========  =========  =========

The reconciliation of the funded status, for pension plans in which assets exceed the projected benefit obligation, is as follows:

                                            1993        1992
                                            ----        ----
Actuarial present value of:
     Vested benefit obligation.........  $   55,021  $   80,780
                                         ==========  ==========
     Accumulated benefit obligation....  $   57,228  $   86,824
                                         ==========  ==========
     Projected benefit obligation......  $   60,347  $   90,534
Plan assets at fair value..............      69,132     113,529
                                         ----------  ----------
Plan assets in excess of
  projected benefit obligation.........       8,785      22,995
Unrecognized loss (gain)...............       6,417     (10,349)
                                         ----------  ----------
Prepaid pension........................  $   15,202  $   12,646
                                         ==========  ==========

Assumptions used for the Corporation's defined benefit plans for the three years ended December 31, 1993 include:

                                         1993       1992       1991
                                         ----       ----       ----
Discount rate for projected
  benefit obligation..............       7.5%       9.0%       9.0%
Expected long-term rate of return
  on assets.......................       9.0%      10.0%      10.0%
Rate of increases in
  compensation....................       3.0%       4.5%       4.5%

The changes in the above pension assumptions for 1993 are expected to increase pension expense in 1994 by $650.

Note 7--Employee Pension Plans
(continued)

The pension plans' assets principally comprise:

                                                    (Percent)
                                                1993       1992
                                                ----       ----
United States and Canadian
  government obligations.....................     7.2       13.6
Industrial and financial obligations.........    23.2       22.8
Preferred and common stocks..................    67.5       61.7
Miscellaneous and temporary
  investments................................     2.1        1.9
                                                -----      -----
                                                100.0      100.0
                                                =====      =====

The 1993 sale of the AHG included the transfer of pension assets of $36,298 and caused an increase in the prepaid pension of $2,600 due to the settlement and curtailment of employee pension obligations.

The reconciliation of the funded status, for a pension plan in which the projected benefit obligation exceeds assets, is as follows:

                                             1993   1992
                                             ----   ----
Actuarial present value of:
     Vested benefit obligation............  $2,041  $1,194
                                            ======  ======
     Accumulated benefit obligation.......  $2,158  $1,282
                                            ======  ======
     Projected benefit obligation.........  $2,447  $1,718
Plan assets...............................    --      --
                                            ------  ------
Projected benefit obligation in excess of
  plan assets.............................   2,447   1,718
Unrecognized loss.........................    (289)   (436)
                                            ------  ------
Accrued pension cost included in other
  noncurrent liabilities..................  $2,158  $1,282
                                            ======  ======

Note 8--Postretirement Benefits Other Than Pensions:
The Corporation provides postretirement health care benefits principally to the bargaining groups of one subsidiary (the Plan). The Plan covers participants and their spouses and/or dependents who retire under the existing pension plan on other than a deferred vested basis and at the time of retirement have also rendered 15 or more years of continuous service irrespective of age. Other health care and life insurance benefits are provided to retirees under other plans no longer being offered by the Corporation. Retiree life insurance is still being provided to substantially all retirees. Postretirement benefits with respect to health care are subject to certain Medicare offsets.

The Corporation also provides benefits to former employees of discontinued operations. This obligation had been estimated at the time of disposal and was included as a component of the liability for discontinued operations. See Note 2--Discontinued Operations.

The Corporation adopted SFAS No. 106 effective January 1, 1992, and recorded the cumulative effect of the accounting change as a one-time, non cash charge against earnings of $6,638, which was net of a tax benefit of $3,800. This cumulative adjustment represented the after tax discounted present value of future retiree health and life insurance benefits attributed to employees' service rendered prior to that date.

The Corporation's postretirement health care and life insurance plans are unfunded.

The Corporation's accumulated postretirement benefit obligation (APBO) consists of the following:

                                           1993        1992
                                           ----        ----
APBO attributable to:
     Current retirees..................  $ 5,359     $ 5,998
     Fully eligible active plan
       participants....................    1,368       1,216
     Other plan participants...........    4,605       4,139
                                         -------     -------
Total APBO.............................   11,332      11,353
Unrecognized loss......................     (882)       --
                                         -------     -------
Accrued retiree benefits...............  $10,450     $11,353
                                         =======     =======

Accrued retiree benefits are principally classified in other noncurrent liabilities. During 1993, approximately $1,600 of accrued retiree benefits were transferred with the sale of the AHG.

The net postretirement benefit cost consists of the following components:

                                          1993        1992
                                          ----        ----
Immediate recognition of
  transition obligation................  $  --       $10,438
Service cost...........................     245          259
Interest on APBO.......................     804          937
                                         ------      -------
Net postretirement benefit cost........  $1,049      $11,634
                                         ======      =======

The following assumptions were utilized for measurement purposes of the APBO.

                                               1993       1992
                                               ----       ----
Medical inflation rate.....................    13.0%      15.0%
     Gradual reduction to the year 2001 and
       to remain level thereafter..........     5.5%       7.0%
Discount rate..............................     7.5%       9.0%

Note 8--Postretirement Benefits Other
Than Pensions (continued)

The 1993 change in assumptions will have minimal impact on the annual benefit expense.

A 1% change in the medical inflation rate would impact the APBO and the annual benefit expense by approximately $1,000 and $300.

Note 9--Authorized and Issued Shares:
Each outstanding share of common stock carries one Preference Share Purchase Right (a Right). The Rights are designed to assure that all shareholders receive equal treatment in the event of an acquisition of the Corporation or a change in control. Under certain circumstances, each Right entitles the shareholder to buy 1/100 of a share of Series A Preference Stock at a $36.00 exercise price. The Rights are exercisable only if a party acquires beneficial ownership of 20% or more (or offers to acquire 30% or more) of the Corporation's common stock.

After the Rights become exercisable, if anyone acquires 30% or more of the Corporation's stock or assets, merges into the Corporation or engages in certain other transactions, each Right may be used to purchase shares of the Corporation's common stock (or, under certain conditions, the acquirer's common stock) worth twice the exercise price. The Corporation may redeem the Rights, which expire in November 1998, for five cents per Right under certain circumstances. At December 31, 1993, there are 3,000,000 shares of unissued preference stock, of which 100,000 shares have been designated as Series A Preference Stock for issuance in connection with these Rights.

Note 10--Fair Value of Financial Instruments:
The Corporation's financial instruments are composed principally of investments in Northwestern (see Note 2) and Amersham (see Note 3). The fair market value of these investments, based on quoted trading prices at December 31, 1993, was approximately $14,300, with carrying values aggregating $2,840.

The fair value of other financial instruments classified as current assets or current liabilities approximates their carrying values due to the short-term maturities of these instruments.

Note 11--Taxes on Income:
As indicated in Note 1, the Corporation adopted SFAS No. 109 effective January 1, 1992 and recorded the accounting change as a one-time non cash charge of $6,200.

In 1991, the Corporation accounted for income taxes using Accounting Principles Board Opinion No. 11. Accordingly, the tax provision principally reflected a charge in lieu of income taxes for that year.

The (benefit) or provision for taxes on income from continuing operations consists of the following:

                                    1993       1992       1991
                                    ----       ----       ----
Current:
     Federal....................  $     946  $    (358) $     823
     State and local............        425        155        400
     Foreign....................        149        172        375
                                  ---------  ---------  ---------
                                      1,520        (31)     1,598
Deferred federal................     (2,900)    --          2,002
                                  ---------  ---------  ---------
                                  $  (1,380) $     (31) $   3,600
                                  =========  =========  =========

The total (benefit) or provision for taxes on income, including the effect of accounting changes in 1992, consists of the following:

                                   1993       1992       1991
                                   ----       ----       ----
Current:
     Federal...................  $     946  $    (358) $     823
     State and local...........        425        155        400
     Foreign...................        218        703      1,576
                                 ---------  ---------  ---------
                                     1,589        500      2,799
Deferred federal...............     (7,500)     2,400       (424)
                                 ---------  ---------  ---------
                                 $  (5,911) $   2,900  $   2,375
                                 =========  =========  =========

The deferred federal tax benefit of $2,900 recorded in 1993 in continuing operations resulted from an adjustment to the beginning of the year valuation allowance because of a change in judgment, principally with regard to the Corporation's ability to realize certain capital gains in the future. These factors also led management to conclude that a portion of the income tax benefits attributed to the loss on the sale of the AHG in 1993 should be recognized. Such benefits were recorded in the fourth quarter of 1993 in the loss on disposal of discontinued operations.

Note 11--Taxes on Income
(continued)

Deferred tax assets and liabilities comprise the following:

Assets                                     1993        1992
                                           ----        ----
Net operating loss
  carryforward........................  $    6,099  $   12,682
Employment-related liabilities........       5,846       5,267
Capital loss carryforward.............       9,962       6,444
Discontinued operations accrual.......       6,801       4,448
Tax credits carryforward..............       2,571       2,216
Inventories...........................         313         995
Accruals in advance of tax
  deductions..........................         360         430
Other.................................      --              67
                                        ----------  ----------
Gross deferred tax assets.............      31,952      32,549
Valuation allowance...................      (6,909)    (10,401)
                                        ----------  ----------
                                            25,043      22,148
                                        ----------  ----------

Liabilities
- - -----------
Depreciation..........................     (13,956)    (16,692)
Prepaid pension.......................      (6,631)     (4,706)
Deferred intercompany gains...........      --          (3,794)
Foreign deferred tax..................      (1,046)     (1,095)
                                        ----------  ----------
Gross deferred tax liabilities........     (21,633)    (26,287)
                                        ----------  ----------
Net deferred tax asset
  (liability).........................  $    3,410  $   (4,139)
                                        ==========  ==========

The net deferred tax asset for 1993 is principally classified in other current assets. The net deferred tax liability for 1992 is prinicipally classified in other noncurrent liabilities.

For federal income tax purposes, the Corporation has the following unused carryforwards at December 31, 1993:

                                                    Expiration
Type                                    Amount         Dates
- - ----                                    ------      ----------
Regular tax net operating loss......   $   17,425    2001-2007
Alternative minimum tax net
  operating loss....................       13,161    2001-2007
Capital loss........................       23,567      1998
Investment tax credit...............        1,478    1996-2000
Alternative minimum tax credit......        1,076    unlimited

The income (loss) from continuing operations before income taxes and cumulative effect of accounting changes was as follows:

                                   1993       1992       1991
                                   ----       ----       ----
U.S. Operations...............  $   10,680  $   2,057  $   3,476
Foreign operations............         (89)       778      1,028
                                ----------  ---------  ---------
                                $   10,591  $   2,835  $   4,504
                                ==========  =========  =========

The tax provision reflects the effective rates of the various taxes on income based on its source (foreign or domestic). The difference between the U.S. federal income tax statutory rate and the Corporation's effective income tax rate on continuing operations is as follows:

                                                    (Percent)
                                          1993       1992        1991
                                          ----       ----        ----
Computed at statutory rate............    35.0       34.0        34.0
Foreign income taxes..................     1.4        8.7         0.6
Net operating loss
  carryforward........................      --      (34.0)         --
Federal tax benefit...................      --      (15.3)         --
Capital loss..........................      --         --         9.8
State income taxes....................     4.0        5.5         5.9
Permanent differences.................      --         --         9.7
Valuation reserve.....................   (63.2)        --          --
Other--net............................     9.8         --        20.0
                                         -----      -----        ----
                                         (13.0)      (1.1)       80.0
                                         =====      =====        ====

The deviation in tax provision from the statutory rate in 1993 was due principally to the use of operating and capital loss carryforwards against the 1993 income from continuing operations. In addition, a tax benefit related to other loss and credit carryforwards was recognized because of a change in judgment, principally with regard to the Corporation's ability to realize certain capital gains in the future.

Note 12--Foreign Currency Translation Adjustments:
Assets and liabilities of foreign operations are translated at the current year-end exchange rate and the statements of income are translated at the average exchange rate for the year. Gains or losses resulting from translating foreign currency financial statements are accumulated as a separate component of shareholders' equity until the entity is sold or substantially liquidated.

Cumulated translation adjustments included as a component of shareholders' equity are as follows:

                                                    Increase
                                                   (decrease)
                                                   ----------
December 31, 1990...............................    $  (121)
     1991 translation adjustment................        372
                                                    -------
December 31, 1991...............................        251
     1992 translation adjustment................     (1,832)
                                                    -------
December 31, 1992...............................     (1,581)
     Sale of discontinued businesses............      4,372
     1993 translation adjustment................     (1,361)
                                                    -------
December 31, 1993...............................    $ 1,430
                                                    =======

Note 13--Litigation:
The Corporation's subsidiary, Vulcan Inc. (Vulcan), is a 50% general partner in Valley-Vulcan Mold Company (Valley), a partnership, which filed under Chapter 11 of the U.S. Bankruptcy Code in 1990. Valley, in connection with its formation, assumed certain obligations of each of the partners, including Vulcan's obligation to pay an industrial revenue bond. A portion of the latter obligation, however, has been paid by the Corporation pursuant to a guaranty given at the time of Valley's formation, which guaranty was secured by all of Valley's assets. There is pending against the Corporation and its subsidiary, as well as others, an adversary proceeding brought by the unsecured creditors committee to set aside the Corporation's liens, to hold the Corporation and Vulcan liable for debts of Valley, and for return of certain funds received in connection with Valley's formation. The trial with respect to this matter was held the week of October 4, 1993 and post-trial briefs have been filed. The court has not yet rendered its decision. The Corporation and its legal counsel believe it has meritorious defenses to this action. Management does not believe that the resolution of the litigation will have a material effect on the Corporation's financial position.

Note 14--Environmental Matters:
There are various environmental proceedings which involve discontinued operations. In some of those proceedings, the Corporation has been designated as a potentially responsible party; however, the Corporation believes that in each instance it is a de minimis participant based on information known to date.

The Corporation has various discontinued operation plant sites which are held for sale. As part of the reserves for discontinued operations (see Note 2), an estimated liability of $2,000 has been recorded for anticipated site restoration costs.

While it is not possible to quantify with certainty the potential of actions regarding environmental matters, in the opinion of management, compliance with the present environmental protection laws will not have a material adverse effect on the financial condition of the Corporation.

Note 15--Related Party Transactions:
The Corporation bought industrial supplies from, and was paid for administrative services by, The Louis Berkman Company in the total of $926 in 1993, $590 in 1992 and $469 in 1991. Louis Berkman, Marshall L. Berkman and Robert A. Paul are shareholders, officers and directors in that company as well as of the Corporation. Transactions between the parties will take place in 1994.

Note 16--Business Segment Information:
The Corporation is in one business segment that manufactures and sells engineered products, manufactured and sold by Union Electric Steel Corporation, Aerofin Corporation, Buffalo Pumps, Inc. and New Castle Industries, Inc. Included in the segment information are U.S. and non-U.S. operations. Non-U.S. operations consist of a wholly-owned subsidiary in Belgium. The following table has been adjusted to include continuing operations only with the exception of identifiable assets which include the AHG in 1992 and 1991 (see Note 2).

                                            U.S.          Non-U.S.
                               Total      operations     operations
                             --------     ----------     ----------
1993
- - ----
Net sales *.............     $108,846       $101,281        $13,321
Identifiable assets.....      138,494        125,896         12,598
Capital expenditures....        1,977          1,768            209
Depreciation............        5,166          4,775            391
Contributions to
  operating income......        5,699          5,524            175

1992
- - ----
Net sales*..............     $104,308       $ 92,575        $17,781
Identifiable assets.....      193,292        161,716         31,576
Capital expenditures....        2,678          1,681            997
Depreciation............        5,084          4,641            443
Contributions to
  operating income......        5,977          4,755          1,222

1991
- - ----
Net sales*..............     $113,299       $104,339        $17,036
Identifiable assets.....      209,978        173,650         36,328
Capital expenditures....        4,627          3,332          1,295
Depreciation............        5,634          5,136            498
Contributions to
  operating income......        9,799          8,242          1,557

*Total net sales exclude intercompany sales of: $5,756 in 1993, $6,048 in 1992 and $8,076 in 1991.

Included in identifiable assets of U.S. operations are amounts attributable to either investments or discontinued operations of $10,112 in 1993, $10,787 in 1992 and $13,660 in 1991. The Corporation entered into operating leases for certain domestic production machinery with a total value of $2,800 in 1993 and $2,900 in 1992.

Management's Discussion and Analysis of Financial
Condition and Results of Operations

1993 Compared to 1992
Financial Condition

As compared to year-end 1992, all balance sheet amounts have changed significantly due principally to the sale of the Corporation's air handling group (AHG) to Howden Group, PLC and the sale of the Corporation's investment in United States Biochemical Corporation (Biochem). See Notes to Consolidated Financial Statements--Notes 2 and 3.

Current assets decreased by $27,169,000 due principally to the disposed assets (other than cash) of the AHG of $28,896,000. Cash and cash equivalents were increased by $5,984,000 due to cash flows from operating activities and certain of the proceeds from the sale of the AHG and Biochem after debt liquidation.

Current liabilities decreased by $22,134,000 due principally to reductions in notes payable and current maturities of long-term debt of $13,700,000, resulting from the application of certain of the proceeds from the sale of the AHG and the reduction in the current liabilities of $8,991,000 assumed by the Howden Group in that same transaction.

Property, plant and equipment decreased by $30,417,000, of which $24,942,000 was due to the divestiture of the AHG, with the balance due principally to provisions for depreciation in excess of capital expenditures and the reclassification of properties held for sale of $859,000.

The AHG transaction created an increase in the prepaid pension of approximately $2,600,000 due to the settlement and curtailment of the AHG employee pension obligations, see Notes to Consolidated Financial Statements--Note 7.

Long-term debt was reduced by $25,923,000 principally as a result of prepayment of the Corporation's revolving credit agreement from the AHG proceeds.

The change in translation and other adjustments included in shareholders' equity of $2,795,000 was principally due to the disposition of the Canadian and Mexican operations of the AHG; see Notes to Consolidated Financial Statements--Note 12.

1993 Compared to 1992
Operations

In 1993, the Corporation sold its air handling group (AHG) to Howden Group, PLC (see Notes to Financial Statements--Note 2). The operating results were restated to reflect continuing operations.

Net sales for 1993 of $108,846,000 compare with $104,308,000 for 1992. Sales of domestic operations increased 10.0%. However, shipments of the Corporation's Belgian roll-making operation were $4,460,000 lower than in the prior year reflecting weaker economic conditions in Europe. The order backlog at December 31, 1993 of $56,300,000 is $8,400,000 lower than at the end of the prior year. Management believes that the reduction principally reflects shorter lead-time ordering patterns of customers.

The cost of products sold, excluding depreciation, in relationship to net sales was 73.0% in 1993 and 70.4% in 1992. The increase in 1993 was in part due to reduced margins as a result of continuing competitive pricing pressures. In addition, planned inventory reductions resulted in lower production levels and the consequential lower fixed cost absorption.

Selling and administrative expenses were 6.5% lower in 1993. Selling expenses in particular benefitted from elimination of charges for services previously provided by the AHG. This was in part offset by an increase in the Corporation's volume of commissionable sales. Administrative expenses were lower as a result of increased fee income received for services provided by the Corporation to others.

Depreciation expense of $5,166,000 in 1993 compares with $5,084,000 in 1992.

Due to the above, income from operations was $5,699,000 in 1993 and $5,977,000 in 1992. The reduction in income from operations for 1993 occurred even though sales increased for the period due principally to the increase in the product cost relationship to sales discussed above and lower earnings from the Belgian roll-making operation.

For a discussion of the gain on sale of Biochem in 1993, see Notes to Consolidated Financial Statements--Note 3.

Interest expense was $926,000 in 1993 compared with $2,424,000 in 1992. The reduction in 1993 was due principally to the use of proceeds from dispositions to prepay bank debt.

Other income (expense)--net was $(671,000) in 1993 as compared with $(718,000) in 1992. Included in other income (expense)--net are charges of $(1,000,000) in 1993 and $(800,000) in 1992 for the
16

Management's Discussion and Analysis of Financial
Condition and Results of Operations
(continued)
accretion, from present values, on long-term discontinued business reserves. Also reflected in 1993 are interest earnings from invested cash balances.

For a discussion concerning the benefit for taxes on income in 1993, see Notes to Consolidated Financial Statements--Note 11.

For a discussion regarding discontinued operations, see Notes to Consolidated Financial Statements--Note 2.

For a discussion with respect to the cumulative effect of accounting changes, see Notes to Consolidated Financial Statements--Notes 1, 8 and 11.

As a result of all of the above, the Corporation had a net loss of $4,516,000 in 1993 compared with a net loss of $14,764,000 in 1992.

Liquidity and Capital Resources
As previously discussed, the Corporation received $34,250,000 and $6,500,000 cash, respectively, from the sales of the AHG and its investment in Biochem (see Notes to Consolidated Financial Statements--Notes 2 and 3). The sale of the AHG was a stock transaction which included cash balances of businesses sold of $3,981,000, resulting in net cash to the Corporation of $30,269,000. The proceeds were principally applied to prepay bank debt.

Net cash flows from operating activities were positive for 1993 at $12,230,000 and compare with positive cash flows of $3,324,000 for 1992. Included in 1993 were cash inflows from working capital changes net of payments associated with discontinued operations of $3,700,000, compared with a net cash outflow of $5,800,000 in 1992.

The net cash flows from investing activities of $35,090,000 in 1993 were due to sale of the AHG and Biochem, previously discussed, partially offset by purchases of equipment.

Cash outflows with respect to financing activities of $41,300,000 reflect the application of proceeds from the AHG and Biochem transactions to the prepayment of bank debt and dividends.

As a result of all of the above, cash and cash equivalents increased by $5,984,000 in 1993.

Capital expenditures for 1993 totaled $2,410,000 compared with $3,432,000 for 1992. The capital expenditures include payments with respect to the AHG of $434,000 in 1993 and $754,000 in 1992. The Corporation entered into operating leases for certain production machinery with a total value of $2,800,000 in 1993 and $2,900,000 in 1992. Depreciation expense for continuing operations was $5,166,000 for 1993 and $5,084,000 for 1992. Capital appropriations carried forward from 1993, which principally comprise normal replacements, upkeep of assets and improvements, total $1,157,000.

The Corporation maintains short-term lines of credit and a revolving credit agreement in excess of the cash needs of its businesses. The total available at December 31, 1993 was $22,000,000--see Notes to Consolidated Financial Statements--Note 5.

See Notes to Consolidated Financial Statements--Notes 2 and 3 for discussion relative to the stock held in Northwestern Steel and Wire and Amersham.

With respect to environmental concerns, the Corporation has been named a potentially responsible party at several sites by federal, state and local authorities. The Corporation has accrued for costs of remedial actions it would likely be required to take. In addition, the Corporation has provided for environmental clean-up costs related to preparing for sale its discontinued business facilities. While it is not possible to quantify with certainty the potential of actions regarding environmental matters, particularly any future remediation and other compliance efforts, in the opinion of management, compliance with the present environmental protection laws will not have a material adverse effect on the financial condition of the Corporation (also see Notes to Consolidated Financial Statements--Note 14).

The nature and scope of the Corporation's business bring it into regular contact with a variety of persons, businesses and government agencies in the ordinary course of business. Consequently, the Corporation and its subsidiaries from time to time are named in various legal actions. The Corporation does not anticipate that its financial condition will be materially affected by the costs of known, pending or threatened litigation (also see Notes to Consolidated Financial Statements--Note 13).

Accounting Standards
Effective January 1, 1994, corporations are required to adopt SFAS No. 112, "Employers Accounting for Postemployment Benefits." The adoption of this statement in 1994 will not have a significant effect on the Corporation's income or financial position.

Effective January 1, 1994, corporations are required to adopt SFAS No. 115, "Accounting for Certain

Management's Discussion and Analysis of Financial
Condition and Results of Operations
(continued)
Investments in Debt and Equity Securities." The new standard will change the carrying basis for certain equity and debt securities. The Corporation intends to adopt SFAS 115 in 1994, consistent with the required adoption period.

Among its provisions, SFAS 115 requires certain equity securities to be classified as "trading securities" with unrealized gains and losses included in earnings. The Corporation maintains no trading securities. Certain other equity securities are to be classified as "available-for-sale" and reported at fair value, with unrealized gains and losses to be shown as a separate component of shareholders' equity. The Northwestern and Amersham shares held by the Corporation will be classified as "available for sale" (see Notes to Consolidated Financial Statements--Note 10).

1992 Compared to 1991
Operations
The results for 1992 and 1991 were restated due to the sale of the AHG. Accordingly, the comparisons below are to continuing operations.

Net sales for 1992 of $104,308,000 compare with $113,299,000 for 1991. The 8.0%
reduction of $8,991,000 results from continued weakness in the markets served by the Corporation. The Corporation was affected by reduction in demand from domestic steel producers. The order backlog at December 31, 1992 of $64,700,000 is slightly higher than at the end of 1991 of $62,100,000. The Corporation's business is cyclical in nature and tends to lag a general upturn in the economy by a considerable period of time.

The cost of products sold, excluding depreciation, in relationship to net sales was 70.4% in 1992 and compares with 69.0% in 1991. The erosion of margins principally results from the reduction in sales and severe pricing competition that impacted the ability of the Corporation to recover cost increases. An additional expense of $800,000, approximating 0.7% of margin, was charged to cost of products sold in 1992 for health and life insurance benefits as a result of adoption of SFAS 106 (see Notes to Consolidated Financial Statements--Note
8).

Selling and administrative expenses were $19,861,000 in 1992 and $19,706,000 in 1991.

Depreciation expense of $5,084,000 in 1992 compares with $5,634,000 in 1991. The decrease in 1992 was due principally to a change in accounting estimate of the useful lives of machinery and equipment.

Due to the above, income from operations was $5,977,000 in 1992 and $9,799,000 in 1991.

In 1991, the Corporation incurred a further loss on the final disposition of its investment in Midway Airlines, Inc. of $1,292,000.

Interest expense in 1992 was reduced by $1,103,000, to $2,424,000, due principally to lower interest rates in 1992.

For a discussion concerning the cumulative effects of accounting changes, see Notes to Consolidated Financial Statements--Notes 8 and 11.

For a discussion concerning discontinued operations, see Notes to Consolidated Financial Statements-- Note 2.

As a result of all of the above, the Corporation had a net loss of $14,764,000 for 1992, compared to a net loss of $13,668,000 in 1991.

Statement of Cash Flows
Net cash flow from operating activities decreased to $3,324,000 in 1992 from $8,182,000 in 1991. This decrease was attributable to lower operating income experienced during 1992. Net cash outflow from working capital changes and payments associated with discontinued operations was $3,400,000 in 1992 compared to $7,745,000 in 1991.

The cash flow from investing activities of $357,000 principally was composed of proceeds from the sale of shares in Northwestern Steel and Wire Company (see Notes to Consolidated Financial Statements-- Note 2) of $3,179,000 plus $610,000 of other items, partially offset by purchases of equipment of $3,432,000.

The cash outflow from financing activities consisted of repayment of debt of $1,983,000 and dividend payments of $2,875,000.

After favorable exchange rate changes on cash of $155,000, the effect of the above was to decrease cash and cash equivalents by $1,022,000.

Quarterly Information--Unaudited

                                                    First           Second           Third           Fourth
                                                   Quarter          Quarter         Quarter         Quarter            Year
                                                   -------          -------         -------         -------            ----
1993
- - ----
Net sales....................................   $ 28,836,338    $ 29,385,361     $ 23,699,768    $26,924,949         $108,846,416
Gross profit (1).............................      7,206,774       7,787,799        6,488,391      7,952,807           29,435,771
Income from operations.......................        761,884       1,807,980        1,104,346      2,024,404            5,698,614
Income from continuing
  operations (2).............................         37,833       7,660,062          903,553      3,369,892           11,971,340
Discontinued operations (3)..................        184,027     (16,271,323)        --             (400,000)         (16,487,296)
Net income (loss)............................        221,860      (8,611,261)         903,553      2,969,892           (4,515,956)
Per common share:
  Continuing operations......................      --                    .80              .09            .35                 1.25
  Discontinued operations....................            .02           (1.70)        --                 (.04)               (1.72)
  Net income (loss)..........................            .02            (.90)             .09            .31                 (.47)
1992
- - ----
Net sales....................................   $ 26,052,292    $ 26,385,548     $ 25,574,188    $26,296,276         $104,308,304
Gross profit (1).............................      8,583,261       8,218,274        7,606,040      6,514,191           30,921,766
Income from operations.......................      2,361,890       1,691,890        1,351,889        571,101            5,976,770
Income from continuing
  operations before cumulative
  effect of accounting changes...............      1,198,197         941,778          445,010        281,049            2,866,034
Discontinued operations (4)..................       (660,687)        159,019          (57,974)    (4,232,001)          (4,791,643)
Cumulative effect of accounting
  changes....................................    (12,838,000)      --                --             --                (12,838,000)
Net income (loss) (5)........................    (12,300,490)      1,100,797          387,036     (3,950,952)         (14,763,609)
Per common share:
  Continuing operations......................            .12             .10              .04            .03                  .30
  Discontinued operations....................           (.07)            .01         --                 (.44)                (.50)
  Cumulative effect of accounting
     changes.................................          (1.34)      --                --             --                      (1.34)
  Net income (loss)..........................          (1.29)            .11              .04           (.41)               (1.54)

Notes

1. Gross profit as used herein does not include a charge for depreciation.

2. Continuing operations in 1993 include a gain from the sale of an investment of $6,490,000 in the second quarter and a tax benefit of $1,720,000 in the fourth quarter.

3. Discontinued operations in 1993 include a loss on disposal of the Corporation's air handling operations of $15,491,000 in the second quarter. The fourth quarter of 1993 included an increase in reserves for previous disposals of $5,000,000, offset by $4,600,000 of tax benefits associated with 1993 losses from discontinued operations.

4. The third quarter of 1992 includes a gain from discontinued operations comprising a gain from the sale of certain shares in Northwestern Steel and Wire Company of $2,791,000, partially offset by loss provisions relating to previously discontinued operations of $2,500,000. The fourth quarter of 1992 includes losses incurred by the air handling operations which were sold in 1993.

5. Net income (loss) in 1992 includes charges totaling $12,838,000 in the first quarter due to the cumulative effect of accounting changes for retirees' health and life insurance benefits and deferred income taxes.

Five-Year Summary of Selected Financial Data

                                                                          Year ended December 31,
                                                1993              1992              1991              1990              1989
                                                ----              ----              ----              ----              ----
Net sales*..............................  $    108,846,416  $    104,308,304  $    113,298,563  $    113,524,833  $    111,522,107
Income from operations*.................         5,698,614         5,976,770         9,798,965        11,010,137        12,297,460
Income (loss) from continuing
  operations*...........................        11,971,340         2,866,034           903,664        (9,210,678)        2,608,137
Discontinued operations.................       (16,487,296)       (4,791,643)      (14,571,452)        6,125,830         6,723,357
Cumulative effect of accounting
  changes...............................         --              (12,838,000)        --                --                --
Extraordinary tax credit................         --                --                --                3,590,000         3,900,000
Net income (loss).......................        (4,515,956)      (14,763,609)      (13,667,788)          505,152        13,231,494
Total assets............................       138,494,114       193,291,690       209,978,401       229,039,942       261,225,443
Long-term debt..........................         1,350,000        27,272,869        27,756,203        28,434,644        57,006,406
Shareholders' equity....................        91,150,230        94,308,590       113,539,315       129,709,308       126,462,576
Per common share:
  Income (loss) from continuing
     operations.........................              1.25               .30               .09              (.96)              .27
  Discontinued operations...............             (1.72)             (.50)            (1.52)              .64               .70
  Cumulative effect of
     accounting changes.................         --                    (1.34)        --                --                --
  Extraordinary tax credit..............         --                --                --                      .37               .41
  Net income (loss).....................              (.47)            (1.54)            (1.43)              .05              1.38
  Cash dividends declared...............               .15              .275               .30               .30               .30
  Shareholders' equity..................              9.52              9.85             11.85             13.54             13.20
  Market price at year end..............  $          7.125  $           9.00  $           7.75  $           6.50  $          11.50
Weighted average shares
  outstanding and at year end...........         9,577,621         9,577,621         9,577,621         9,577,621         9,577,621
Number of shareholders..................             1,738             1,873             1,976             2,056             2,104
Number of employees.....................               949             1,950             2,068             2,131             2,314

*Reclassified to reflect continuing operations

Common Stock Information
The shares of common stock of Ampco Pittsburgh Corporation are traded on the New York Stock Exchange and on the Philadelphia Stock Exchange (symbol AP). Cash dividends have been paid on common shares in every year since 1965.

                          1993                                 1992
           ---------------------------------    -----------------------------------
                                   Dividends                            Dividends
Quarter      High        Low       Declared       High        Low       Declared
- - -------      ----        ---       ---------      ----        ---       ---------
First      $10 1/4     $6 3/4       $.050        $    9     $    6       $.075
Second       8 1/4      6 1/4        .050         9 1/4          7        .075
Third        7 3/4      6 1/2        .025         7 3/4      5 7/8        .075
Fourth       7 3/8      6 1/2        .025         8 1/8      6 7/8        .050
Year        10 1/4      6 1/4        .150         9 1/4      5 7/8        .275

                            Graphics Appendix List

Page Where
Graphic Appears      Description of Graphic or Cross-Reference
- - ---------------   -------------------------------------------------------------
  Page 2           Photos appear on page 2 and are described in the
                    accompanying paragraph.

  Page 3           Photos appear on page 3 and are described in the
                    accompanying paragraph.

  Page 4           Photos appear on page 4 and are described in the
                    accompanying paragraph.