Form 10-K405, Exhibit 13
period 1994-12-31
AMPCO PITTSBURGH CORP
filed 1995-03-23
CIK 6176

                                                                 Exhibit 13
FINANCIAL REPORT

TABLE OF CONTENTS

                                                                          PAGE
Consolidated Balance Sheets........................................          6
Consolidated Statements of Income..................................          7
Consolidated Statements of Retained
  Earnings (Deficit)...............................................          7
Consolidated Statements of Cash Flows..............................          8
Notes to Consolidated Financial Statements.........................          9
Management's Discussion and Analysis
  of Financial Condition
  and Results of Operations........................................         16
Quarterly Information..............................................         19
Five-Year Summary of Selected Financial Data.......................         20

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Shareholders of
Ampco-Pittsburgh Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and retained earnings and of cash flows present fairly, in all material respects, the financial position of Ampco-Pittsburgh Corporation (the Corporation) and its subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 1, in 1994 the Corporation adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and in 1992 adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits other than Pensions" and SFAS No. 109, "Accounting for Income Taxes."

600 Grant Street
Pittsburgh, Pennsylvania 15219
February 15, 1995

CONSOLIDATED BALANCE SHEETS

                                                                                                          DECEMBER 31,
                                                                                                     1994              1993
                                                                                                     ----              ----
Assets
     Current assets:
          Cash and cash equivalents..........................................................  $     19,328,921  $      9,550,420
          Receivables, less allowance for doubtful accounts
            of $483,017 in 1994 and $281,885 in 1993.........................................        21,249,278        17,864,251
          Inventories........................................................................        30,321,705        28,173,446
          Investments available for sale, at market in 1994..................................         5,392,694         2,839,620
          Other..............................................................................         3,458,582         4,919,124
                                                                                               ----------------  ----------------
               Total current assets..........................................................        79,751,180        63,346,861

     Property, plant and equipment, at cost:
          Land and land improvements.........................................................         2,935,571         2,819,119
          Buildings..........................................................................        16,987,947        16,393,260
          Machinery and equipment............................................................        81,512,560        77,722,151
                                                                                               ----------------  ----------------
                                                                                                    101,436,078        96,934,530
          Accumulated depreciation...........................................................       (51,692,129)      (46,346,106)
                                                                                               ----------------  ----------------
               Net property, plant and equipment.............................................        49,743,949        50,588,424

     Prepaid pension.........................................................................        14,962,827        15,201,896
     Other noncurrent assets.................................................................         7,454,131         9,356,933
                                                                                               ----------------  ----------------
                                                                                               $    151,912,087  $    138,494,114
                                                                                               ================  ================

Liabilities and Shareholders' Equity
     Current liabilities:
          Accounts payable...................................................................  $      5,986,001  $      5,380,015
          Accrued payrolls and employee benefits.............................................         7,420,752         7,407,877
          Other..............................................................................         6,851,736         7,775,792
                                                                                               ----------------  ----------------
               Total current liabilities.....................................................        20,258,489        20,563,684

     Employee benefit obligations............................................................        20,156,521        20,828,557
     Deferred income taxes...................................................................         4,382,467         1,046,376
     Other noncurrent liabilities............................................................         4,143,726         4,905,267
                                                                                               ----------------  ----------------
               Total liabilities.............................................................        48,941,203        47,343,884

     Shareholders' Equity:
          Preference stock--no par value; authorized
            3,000,000 shares; none issued....................................................         --                --
          Common stock--par value $1; authorized
            20,000,000 shares; issued and outstanding 9,577,621 shares.......................         9,577,621         9,577,621
          Additional paid-in capital.........................................................       102,555,980       102,555,980
          Retained earnings (deficit)........................................................       (15,104,987)      (22,197,466)
                                                                                               ----------------  ----------------
                                                                                                     97,028,614        89,936,135
          Cumulative translation adjustments.................................................         2,709,881         1,214,095
          Unrealized holding gains on securities.............................................         3,232,389         --
                                                                                               ----------------  ----------------
               Total shareholders' equity....................................................       102,970,884        91,150,230
                                                                                               ----------------  ----------------
                                                                                               $    151,912,087  $    138,494,114
                                                                                               ================  ================

                              See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME

                                                                                    FOR THE YEAR ENDED DECEMBER 31,
                                                                                1994              1993              1992
                                                                                ----              ----              ----
     Net sales..........................................................  $    113,836,181  $    108,846,416  $    104,308,304
                                                                          ----------------  ----------------  ----------------
     Operating costs and expenses:
          Cost of products sold (excluding depreciation)................        82,956,858        79,410,645        73,386,538
          Selling and administrative....................................        17,268,354        18,571,174        19,861,111
          Depreciation..................................................         5,251,264         5,165,983         5,083,885
                                                                          ----------------  ----------------  ----------------
                                                                               105,476,476       103,147,802        98,331,534
                                                                          ----------------  ----------------  ----------------
     Income from operations.............................................         8,359,705         5,698,614         5,976,770
     Other income and (expense):
          Gain on sale of investments...................................         2,554,294         6,489,738         --
          Interest expense..............................................          (210,356)         (925,627)       (2,424,063)
          Other income (expense)--net...................................          (511,166)         (671,385)         (717,673)
                                                                          ----------------  ----------------  ----------------
     Income from continuing operations
       before taxes on income and cumulative
       effect of accounting changes.....................................        10,192,477        10,591,340         2,835,034
     Provision (benefit) for taxes on income............................         3,870,000        (1,380,000)          (31,000)
                                                                          ----------------  ----------------  ----------------
     Income from continuing operations before cumulative effect of
       accounting changes...............................................         6,322,477        11,971,340         2,866,034
     Discontinued operations:
          Loss from operations, including income tax
            provisions of $69,000 in 1993 and $531,000
            in 1992.....................................................         --                 (596,306)       (5,082,714)
          Gain (loss) on disposal, net of an income
            tax provision (benefit) of $931,000 in 1994 and
            ($4,600,000) in 1993........................................         1,728,251       (15,890,990)          291,071
     Cumulative effect of accounting changes:
          Postretirement benefits other than pensions...................         --                --               (6,638,000)
          Accounting for income taxes...................................         --                --               (6,200,000)
                                                                          ----------------  ----------------  ----------------
     Net income (loss)                                                    $      8,050,728  $     (4,515,956) $    (14,763,609)
                                                                          ================  ================  ================

     Net income (loss) per common share:
          Continuing operations.........................................  $            .66  $           1.25  $            .30
          Discontinued operations.......................................               .18             (1.72)             (.50)
          Cumulative effect of accounting changes.......................         --                --                    (1.34)
                                                                          ----------------  ----------------  ----------------
     Net income (loss)..................................................  $            .84  $           (.47) $          (1.54)
                                                                          ================  ================  ================

     Weighted average number of common shares
       outstanding......................................................         9,577,621         9,577,621         9,577,621
                                                                          ================  ================  ================

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

                                                                                    FOR THE YEAR ENDED DECEMBER 31,
                                                                                  1994             1993             1992
                                                                                  ----             ----             ----
     Retained earnings (deficit) at beginning of year....................  $   (22,197,466) $   (16,244,136) $     1,154,429
     Net income (loss)...................................................        8,050,728       (4,515,956)     (14,763,609)
                                                                           ---------------  ---------------  ---------------
                                                                               (14,146,738)     (20,760,092)     (13,609,180)
     Cash dividends declared, $.10 per share in 1994, $.15 per share in
       1993 and $.275 per share in 1992..................................         (958,249)      (1,437,374)      (2,634,956)
                                                                           ---------------  ---------------  ---------------
     Retained earnings (deficit) at end of year..........................  $   (15,104,987) $   (22,197,466) $   (16,244,136)
                                                                          ================  ================  ================


                           See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                          FOR THE YEAR ENDED DECEMBER 31,
                                                                                       1994            1993             1992
                                                                                       ----            ----             ----
Cash flows from operating activities:
     Net income (loss)..........................................................  $    8,050,728  $    (4,515,956) $   (14,763,609)
     Adjustments to reconcile net income (loss) to net cash flows from operating activities:
       Depreciation and amortization............................................       5,251,264        6,295,985        8,312,828
       (Gain) on sale of investments............................................      (2,554,294)      (6,489,738)       --
       (Gain) loss on disposal of discontinued operations.......................      (2,659,251)      20,490,990         (291,071)
       Deferred income taxes....................................................       3,983,000       (7,500,000)       2,400,000
       Cumulative effect of accounting changes..................................        --              --              12,838,000
       Other--net...............................................................         256,081          248,898          628,580
       (Increase) decrease in assets:
          Accounts receivable...................................................      (2,977,948)       1,942,788        5,604,927
          Inventories...........................................................      (1,699,607)       4,564,449        1,521,115
          Other assets..........................................................       2,162,319           60,282       (1,268,204)
       Increase (decrease) in liabilities:
          Accounts payable......................................................         533,954       (2,036,533)      (2,044,261)
          Accrued payrolls and employee benefits................................         199,996        1,660,565         (962,113)
          Other liabilities.....................................................      (2,764,713)      (2,491,232)      (8,652,490)
                                                                                  --------------  ---------------  ---------------
     Net cash flows from operating activities...................................       7,781,529       12,230,498        3,323,702
                                                                                  --------------  ---------------  ---------------

Cash flows from investing activities:
     Proceeds from disposals of discontinued operations.........................       3,278,070       30,668,962        3,420,676
     Proceeds from sales of investments.........................................       4,309,579        6,695,418          100,000
     Purchase of investments....................................................        --              --                (202,709)
     Purchases of property, plant and equipment.................................      (4,001,704)      (2,274,217)      (2,960,784)
                                                                                  --------------  ---------------  ---------------
     Net cash flows from investing activities...................................       3,585,945       35,090,163          357,183
                                                                                  --------------  ---------------  ---------------

Cash flows from financing activities:
     Repayments of notes payable to bank........................................        --            (13,000,000)      (1,500,000)
     Repayments of long-term debt...............................................        (783,333)     (26,622,869)        (483,334)
     Dividends paid.............................................................        (958,250)      (1,676,692)      (2,874,770)
                                                                                  --------------  ---------------  ---------------
     Net cash flows used in financing activities................................      (1,741,583)     (41,299,561)      (4,858,104)
                                                                                  --------------  ---------------  ---------------

Effect of exchange rate changes on cash.........................................         152,610          (36,752)         155,498
                                                                                  --------------  ---------------  ---------------
Net increase (decrease) in cash and cash equivalents............................       9,778,501        5,984,348       (1,021,721)
Cash and cash equivalents at beginning of year..................................       9,550,420        3,566,072        4,587,793
                                                                                  --------------  ---------------  ---------------
Cash and cash equivalents at end of year........................................  $   19,328,921  $     9,550,420  $     3,566,072
                                                                                  ==============  ===============  ===============

Supplemental information:
     Interest payments..........................................................  $      190,362  $       951,495  $     2,399,211
     Income tax payments (refunds)--net.........................................       1,088,145         (120,162)          20,215


                          See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS STATED IN THOUSANDS)

NOTE 1--ACCOUNTING POLICIES:

Ampco-Pittsburgh Corporation's accounting policies conform to generally accepted accounting principles. A summary of the significant accounting policies followed by the Corporation is presented below to assist the reader in evaluating the financial statements. Certain amounts for preceding periods have been reclassified for comparability with the 1994 presentation.

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

INVESTMENTS AVAILABLE FOR SALE
Effective January 1, 1994 the Corporation adopted the method of accounting for investments in accordance with Statement of Financial Accounting Standards
(SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Investments classified as available for sale are reported at market value, with the unrealized gains and losses, net of tax, reported as a separate component of shareholders' equity. Realized gains and losses on sales of investments and declines in value judged to be other than temporary are included in operating results.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are recorded at cost with depreciation computed on the straight-line method over the estimated useful lives of the asset groups. Expenditures that extend economic useful lives are capitalized. Gains or losses are recognized on retirements or disposals. Routine maintenance is charged to operating results.

FOREIGN CURRENCY TRANSLATION
Assets and liabilities of the Corporation's foreign operations are translated at the current year-end exchange rate and the statements of income are translated at the average exchange rate for the year. Gains or losses resulting from translating foreign currency financial statements are accumulated as a separate component of shareholders' equity until the entity is sold or substantially liquidated.

POSTRETIREMENT BENEFITS
Effective January 1, 1992, the Corporation changed the method of accounting for postretirement benefits for its continuing operations in accordance with SFAS No. 106, "Accounting for Postretirement Benefits Other than Pensions." This standard requires that the expected cost of retiree health and life insurance benefits be charged to expense during the years in which the employees render service rather than the Corporation's past practice of recognizing these costs on a cash basis. See Note 8 regarding the impact of adoption.

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

NOTE 2--DISCONTINUED OPERATIONS:
NORTHWESTERN STEEL AND WIRE COMPANY (NORTHWESTERN)
In 1992, the Corporation announced its intention to dispose of its interest in Northwestern, and, consequently, excluded the gains on the disposition of the interest from the Corporation's income from continuing operations for the periods presented.

The Corporation sold portions of its interest in 1992, 1993 and 1994, resulting in gains of $2,791, $351 and $1,728 (net of deferred taxes of $931 in 1994).

Beginning in 1994, the remaining interest held by the Corporation has been reclassified as "available for sale" in accordance with SFAS No. 115 and reported at fair value, with the unrealized gain of $3,232, net of a deferred tax charge of $1,740, included in shareholders' equity. The Corporation intends to sell its remaining 862,831 Northwestern shares in an orderly manner, depending on market conditions.

NOTE 2--DISCONTINUED OPERATIONS
(CONTINUED)

AIR HANDLING OPERATIONS
On May 6, 1993, the Corporation sold its Buffalo Forge air handling operations in the United States, Canada, and Mexico (BFC) to Howden Group, PLC for a cash purchase price of $34,250. The transaction resulted in a pre-tax loss of $15,491.

The net sales of BFC were $32,993 for the short period ended May 6, 1993 and $86,035 for 1992. The net sales and related cost and expenses were excluded from the Corporation's income from continuing operations for the periods presented.

GENERAL
Included on the Corporation's balance sheet are liabilities of $12,646 associated with businesses sold or discontinued in previous years. These reserves are primarily for retiree health benefits, workers' compensation claims and costs of holding and preparing non-operating plant properties for sale. Payment in respect of retiree benefits and workers' compensation is expected to be made over an extended number of years. The non-operating plant sites held for sale are carried at estimated net realizable value, the combined amount of which is immaterial. In connection with its periodic evaluation of these liabilities, the Corporation increased its loss provision relating to previously discontinued businesses by $5,000 in 1993. In 1992, a gain of $2,791 from the sale of Northwestern shares was credited to discontinued operations but was partially offset by a loss provision of $2,500.

NOTE 3--INVESTMENTS:
On April 2, 1993, Amersham International PLC (Amersham) acquired the Corporation's interest in United States Biochemical Corporation which was accounted for by the equity method of accounting. The proceeds to the Corporation were comprised of cash of $6,500 and 212,861 common shares of Amersham valued at $2,300 and a contingent purchase price which was not assigned a value. The Corporation recorded a gain of $6,490 with respect to this transaction in 1993.

In January 1994, the Corporation received a payment of $1,598 from Amersham, composed of cash of $814 and 52,466 shares of Amersham valued at $784 in satisfaction of the above mentioned contingent purchase price. As no value was assigned previously to the contingent purchase price, the settlement was recorded as a gain in 1994.

During 1994, the Corporation sold 228,601 shares of its holdings in Amersham, realizing proceeds of $3,496 and a pre-tax gain of $956. The Corporation has remaining 36,726 shares of Amersham which are restricted from sale until May 1996.

NOTE 4--INVENTORIES:

                                            1994        1993
                                            ----        ----
Raw materials..........................  $    5,017  $    4,541
Work-in-process........................      18,287      16,081
Finished goods.........................       5,026       5,614
Supplies...............................       1,992       1,937
                                         ----------  ----------
                                         $   30,322  $   28,173
                                         ==========  ==========


Inventories valued on the LIFO method are approximately the same as current cost at December 31, 1994 and 1993. Approximately 85% of the inventory was valued using the LIFO method in 1994 and 83% in 1993.

NOTE 5--BORROWING ARRANGEMENTS:
The Corporation maintains a revolving credit agreement (RCA) which provides for a four year bank commitment of up to $15,000 expiring in September 1997. In addition, the Corporation maintains short-term lines of credit of approximately $7,000. There were no bank borrowings outstanding at either December 31, 1994 or 1993, with only minimal line of credit borrowings during 1994.

The Corporation's RCA requires, among other things, the maintenance of certain financial covenants including minimum net worth and ratios of interest coverage and debt to equity. The Corporation is in compliance with the applicable bank covenants as of December 31, 1994.

At December 31, 1994 the Corporation has outstanding one industrial development revenue bond issue with a single principal payment of $1,350 due in 2002. The industrial development authority retains a security interest relating to the assets funded by the bonds.

NOTE 6--OPERATING LEASES:
The Corporation leases office space and certain production machinery and computer equipment. Operating lease payments were $1,818 in 1994, $1,721 in 1993 and $948 in 1992. Operating lease payments for subsequent years are as follows:

1995         $1,878      1998         $  980
1996          1,593      1999            337
1997          1,492      Thereafter    1,161


NOTE 7--EMPLOYEE PENSION PLANS:
The Corporation has noncontributory defined benefit pension plans covering substantially all of its employees. Generally, the benefits are based on years of service multiplied by either a fixed amount or a percentage of compensation. For its pension plans covered by the Employee Retirement Income Security Act of 1974 (ERISA), the Corporation's policy is to fund at least the minimum actuarially computed annual contribution required under ERISA.

NOTE 7--EMPLOYEE PENSION PLANS
(CONTINUED)

The net pension cost for the Corporate-sponsored pension plans consists of the following components:

                                 1994       1993       1992
                                 ----       ----       ----
Service cost.................  $     890  $   1,042  $   1,399
Interest cost on
  projected benefit
  obligation.................      4,579      5,620      7,815
Return on plan assets........     (2,141)    (6,772)    (9,082)
Net amortization and
  deferral...................     (2,834)       418        122
                               ---------  ---------  ---------
Net pension cost.............  $     494  $     308  $     254
                               =========  =========  =========


The reconciliation of the funded status, for pension plans in which assets exceed the projected benefit obligation, is as follows:

                                            1994        1993
                                            ----        ----
Actuarial present value of:
     Vested benefit obligation.........  $   52,658  $   55,021
                                         ==========  ==========
     Accumulated benefit
       obligation......................  $   54,800  $   57,228
                                         ==========  ==========

     Projected benefit
       obligation......................  $   58,178  $   60,347
Plan assets at fair value..............      67,883      69,132
                                         ----------  ----------
Plan assets in excess of
  projected benefit obligation.........       9,705       8,785
Unrecognized loss......................       5,258       6,417
                                         ----------  ----------
Prepaid pension........................  $   14,963  $   15,202
                                         ==========  ==========


Assumptions used for the Corporation's defined benefit plans for the three years ended December 31, 1994 include:

                                        1994       1993       1992
                                        ----       ----       ----
Discount rate for
  projected benefit
  obligation........................       8.5%       7.5%       9.0%
Expected long-term rate of return on
  assets............................       9.0%       9.0%      10.0%
Rate of increases in
  compensation......................       4.0%       3.0%       4.5%

Pension expense is expected to increase by $500 in 1995 reflecting, in part, a reduction in the expected long-term rate of return on assets to 8.5%.

The pension plans assets principally comprise:

                                                    (Percent)
                                                 1994       1993
                                                 ----       ----
United States government obligations.........        6.6        7.2
Industrial and financial obligations.........       22.6       23.2
Preferred and common stocks..................       69.4       67.5
Miscellaneous and temporary
  investments................................        1.4        2.1
                                               ---------  ---------
                                                   100.0      100.0
                                               =========  =========

The 1993 sale of BFC included the transfer of pension assets of $36,298 and caused an increase in the prepaid pension of $2,600 due to the settlement and curtailment of employee pension obligations.

The reconciliation of the funded status for a supplemental executive retirement pension plan, in which the projected benefit obligation exceeds assets, is as follows:

                                              1994       1993
                                              ----       ----
Actuarial present value of:
     Vested benefit obligation............  $   2,051  $   2,041
                                            =========  =========

     Accumulated benefit
       obligation.........................  $   2,114  $   2,158
                                            =========  =========

     Projected benefit obligation.........  $   2,329  $   2,447
Plan assets...............................          0          0
                                            ---------  ---------
Projected benefit obligation in excess of
  plan assets.............................      2,329      2,447
Unrecognized loss.........................       (215)      (289)
                                            ---------  ---------
Accrued pension cost included in employee
  benefit obligations.....................  $   2,114  $   2,158
                                            =========  =========


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

During 1994 the Corporation amended its primary postretirement health benefit plans to provide for a cost-sharing method for current and future retirees. The amendments, along with changes in inflation, discount rate and mortality assumptions used in calculating the accumulated postretirement benefit obligation (APBO),

NOTE 8--POSTRETIREMENT BENEFITS OTHER THAN
PENSIONS (CONTINUED)

resulted in an unrecognized gain of $4,976 which will be amortized on a straight-line basis over the average remaining employee service period as a reduction in postretirement benefit expense beginning in 1995.

The Corporation also provides benefits to former employees of discontinued operations. This obligation had been estimated at the time of disposal and was included as a component of the liability for discontinued operations. See Note 2--Discontinued Operations.

The Corporation adopted SFAS No. 106 effective
January 1, 1992, and recorded the cumulative effect of the accounting change as a one-time, non-cash charge against earnings of $6,638, or $.69 per share, which was net of a tax benefit of $3,800. This cumulative adjustment represented the after tax discounted present value of future retiree health and life insurance benefits attributed to employees' service rendered prior to that date.

The Corporation's postretirement health care and life insurance plans are unfunded.

The Corporation's APBO for continuing and discontinued businesses consists of the following:

                                            1994        1993
                                            ----        ----
APBO attributable to:
     Current retirees..................  $    8,488  $   10,752
     Fully eligible active plan
       participants....................         172       1,368
     Other plan participants...........       2,467       4,605
                                         ----------  ----------
Total APBO.............................      11,127      16,725
Unrecognized gain (loss)...............       4,976        (867)
                                         ----------  ----------
Accrued retiree benefits...............  $   16,103  $   15,858
                                         ==========  ==========

Accrued retiree benefits are principally classified in employee benefit obligations.

The net postretirement benefit cost consists of the following components:

                                  1994       1993        1992
                                  ----       ----        ----
Immediate recognition of
  transition obligation.......  $  --      $  --      $   10,438
Service cost..................        293        245         259
Interest on APBO..............      1,164      1,264       1,405
                                ---------  ---------  ----------
Net postretirement benefit
  cost........................  $   1,457  $   1,509  $   12,102
                                =========  =========  ==========


The following assumptions were utilized for measurement purposes of the APBO:

                                               1994       1993
                                               ----       ----
Medical inflation rate.....................      11.0%      13.0%
     Gradual reduction to the year 2001 and
       to remain level thereafter..........       6.5%       5.5%
Discount rate..............................       8.5%       7.5%

The net postretirement benefit cost is expected to decrease by $800 in 1995 due to the impact of the 1994 plan amendments and assumption changes.

A 1% change in the medical inflation rate would impact the APBO and the annual benefit expense by approximately $1,600 and $200.

NOTE 9--AUTHORIZED AND ISSUED SHARES:
Each outstanding share of common stock carries one Preference Share Purchase Right (a Right). The Rights are designed to assure that all shareholders receive equal treatment in the event of a potential acquisition of the Corporation or a change in control. Under certain circumstances, each Right entitles the shareholder to buy 1/100 of a share of Series A Preference Stock at a $36.00 exercise price. The Rights are exercisable only if a party acquires beneficial ownership of 20% or more (or offers to acquire 30% or more) of the Corporation's common stock.

After the Rights become exercisable, if anyone acquires 30% or more of the Corporation's stock or assets, merges into the Corporation or engages in certain other transactions, each Right may be used to purchase shares of the Corporation's common stock (or, under certain conditions, the acquirer's common stock) worth twice the exercise price. The Corporation may redeem the Rights, which expire in November 1998, for five cents per Right under certain circumstances. At December 31, 1994, there are 3,000,000 shares of unissued preference stock, of which 100,000 shares have been designated as Series A Preference Stock for issuance in connection with these Rights.

NOTE 10--FINANCIAL INSTRUMENTS:
FORWARD FOREIGN EXCHANGE CONTRACTS
The Corporation's Belgian operation is subject to risk from exchange rate fluctuations in connection with its regular purchases in dollars of in-process materials from its U.S. parent. In order to minimize this risk, forward foreign exchange contracts are purchased as hedges of these anticipated purchase transactions. At December 31, 1994, the Belgian operation had monthly forward exchange contracts through 1996 to purchase an aggregate of $7,200 of U.S. dollars, representing approximately sixty percent of anticipated requirements. Gains and losses on forward exchange contracts which hedge exposures on anticipated foreign currency commitments are deferred and recognized as adjustments

NOTE 10--FINANCIAL INSTRUMENTS
(CONTINUED)

to the bases of the inventory acquired. The unrealized loss on forward exchange contracts which was deferred at December 31, 1994 was $565.

FAIR VALUE OF FINANCIAL INSTRUMENTS
The Corporation owns shares of Northwestern which are carried at market value as investments available for sale on the balance sheet (see Note 2). In addition, the Corporation's shares of Amersham, which are restricted from sale until May 1996, are carried at cost of $550, which approximates their market value (see
Note 3).

The estimated fair value of forward foreign exchange contracts, based on quoted market prices of comparable contracts, approximates their notional principal amount less the unrealized deferred loss.

The fair value of other financial instruments classified as current assets or current liabilities approximates their carrying values due to the short-term maturities of these instruments.

NOTE 11--TAXES ON INCOME:
As indicated in Note 1, the Corporation adopted SFAS No. 109 effective January 1, 1992 and recorded the accounting change as a one-time non-cash charge of $6,200.

The (benefit) or provision for taxes on income from continuing operations consists of the following:

                                    1994       1993       1992
                                    ----       ----       ----
Current:
     Federal....................  $     354  $     946  $    (358)
     State and local............        380        425        155
     Foreign....................         84        149        172
                                  ---------  ---------  ---------
                                        818      1,520        (31)
Deferred federal................      3,052     (2,900)    --
                                  ---------  ---------  ---------
                                  $   3,870  $  (1,380) $     (31)
                                  =========  =========  =========

The total (benefit) or provision for taxes on income, including the effect of accounting changes in 1992, consists of the following:

                                   1994       1993       1992
                                   ----       ----       ----
Current:
     Federal...................  $     354  $     946  $    (358)
     State and local...........        380        425        155
     Foreign...................         84        218        703
                                 ---------  ---------  ---------
                                       818      1,589        500
Deferred federal...............      3,983     (7,500)     2,400
                                 ---------  ---------  ---------
                                 $   4,801  $  (5,911) $   2,900
                                 =========  =========  =========


The deferred federal tax benefit of $2,900 recorded in 1993 in continuing operations resulted from an adjustment to the beginning of the year valuation allowance because of a change in judgment, principally with regard to the Corporation's ability to realize certain capital gains in the future. These factors also led management to conclude that a portion of the income tax benefits attributed to the loss on the sale of BFC in 1993 should be recognized. Such benefits were recorded in the loss on disposal of discontinued operations.

Deferred tax assets and liabilities comprise the following:

ASSETS                                     1994        1993
                                           ----        ----
Net operating loss
  carryforward........................  $    4,610  $    6,099
Employment-related liabilities........       5,715       5,846
Capital loss carryforward.............      15,464       9,962
Discontinued operations accrual.......       5,186       6,801
Tax credits carryforward..............       2,658       2,571
Other.................................         927         673
                                        ----------  ----------
Gross deferred tax assets.............      34,560      31,952
Valuation allowance...................     (15,208)     (6,909)
                                        ----------  ----------
                                            19,352      25,043
                                        ----------  ----------

LIABILITIES
Depreciation..........................     (12,601)    (13,956)
Prepaid pension.......................      (6,052)     (6,631)
Foreign deferred tax..................      (1,273)     (1,046)
                                        ----------  ----------
Gross deferred tax liabilities........     (19,926)    (21,633)
                                        ----------  ----------
Net deferred tax asset
  (liability).........................  $     (574) $    3,410
                                        ==========  ==========


The Corporation has recorded a valuation allowance with respect to the future tax benefits of the capital loss and tax credit carryforwards reflected as deferred tax assets due to the uncertainty of their ultimate realization. The net increase in the valuation allowance in 1994 reflects changes in the deferred tax assets, including an increase in the available capital loss carryforward to reflect the final tax return treatment of the 1993 sale of BFC and a decrease in the estimated capital gains expected to be realized in the future.

Included in the balance sheet at December 31, 1994 for deferred taxes is $2,068 in other current assets, net of a $1,740 deferred tax charge related to an investment valuation (see Note 2), and a noncurrent liability of $4,382. The net deferred tax asset for 1993 is principally classified in other current assets.

NOTE 11--TAXES ON INCOME
(CONTINUED)

For federal income tax purposes, the Corporation has the following unused carryforwards at December 31, 1994:

                                                    EXPIRATION
TYPE                                    AMOUNT         DATES
- ----                                    ------         -----
Regular tax net operating
  loss..............................   $  13,172     2002-2007
Alternative minimum tax net
  operating loss....................       9,829     2002-2007
Capital loss........................      44,183       1998
Investment tax credit...............       1,478     1996-2000
Alternative minimum tax
  credit............................       1,171     unlimited

The income from continuing operations before income taxes and cumulative effect of accounting changes was as follows:

                                  1994        1993       1992
                                  ----        ----       ----
U.S. operations..............  $   10,057  $   10,680  $   2,057
Foreign operations...........         135         (89)       778
                               ----------  ----------  ---------
                               $   10,192  $   10,591  $   2,835
                               ==========  ==========  =========



The difference between the U.S. federal income tax statutory rate and the Corporation's effective income tax rate on continuing operations is as follows:

                                                  (Percent)
                                         1994       1993       1992
                                         ----       ----       ----
Computed at statutory rate...........       35.0       35.0       34.0
Foreign income taxes.................        0.8        1.4        8.7
Benefit from operating
  loss carryforward..................      (16.3)    --          (34.0)
Federal tax benefit..................     --         --          (15.3)
State income taxes...................        2.4        4.0        5.5
Valuation reserve....................       13.7      (63.2)    --
Other--net...........................        2.4        9.8     --
                                       ---------  ---------  ---------
                                            38.0      (13.0)      (1.1)
                                       =========  =========  =========

The 1994 effective tax rate was reduced to reflect a change in net operating loss carryforwards as a result of the final tax return treatment of the 1993 sale of BFC. Further, the effective tax rate was increased due to a revision of the valuation reserve concerning the Corporation's ability to realize certain capital gains in the future.

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

NOTE 12--FOREIGN CURRENCY TRANSLATION ADJUSTMENTS:

Cumulative translation adjustments included as a component of shareholders' equity are as follows:

                                                    INCREASE
                                                   (DECREASE)
                                                   ----------
December 31, 1991...............................    $     251
     1992 translation adjustment................       (1,832)
                                                  -------------
December 31, 1992...............................       (1,581)
     Sale of discontinued businesses............       (4,372)
     1993 translation adjustment................       (1,361)
                                                  -------------
December 31, 1993...............................        1,430
     1994 translation adjustment................        1,280
                                                  -------------
DECEMBER 31, 1994...............................    $   2,710
                                                  =============

NOTE 13--LITIGATION:
The Corporation's subsidiary, Vulcan Inc. (Vulcan), is a 50% general partner in Valley-Vulcan Mold Company (Valley), a partnership, which filed under Chapter 11 of the U.S. Bankruptcy Code in 1990. Valley, in connection with its formation, assumed certain obligations of each of the partners, including Vulcan's obligation to pay an industrial revenue bond. A portion of the latter obligation, however, had been paid by the Corporation pursuant to a guaranty given at the time of Valley's formation, which guaranty was secured by all of Valley's assets. In 1991, the unsecured creditors committee brought an adversary proceeding against the Corporation and its subsidiary, as well as others, seeking to set aside the Corporation's liens, to hold the Corporation and Vulcan liable for debts of Valley, and for return of certain funds received in connection with Valley's formation. In April 1994, the Bankruptcy Court issued a favorable judgment denying all claims against the Corporation. In addition, the Court permitted the Corporation to recover $2,200 from the estate of Valley in connection with the Corporation's lien for the industrial revenue bond guarantee. No reserve had been established for the outcome of this litigation based on the Corporation's belief that it had meritorious defenses. The plaintiff in the case, the unsecured creditors committee of Valley, has filed a notice of appeal from the Court's decision. The Corporation has posted a bank letter of credit for $2,200 pending the outcome of the appeal.

In addition to the litigation noted above, the Corporation is from time to time subject to routine litigation incidental to its business. The Corporation believes that the results of the above noted litigation and other pending legal proceedings will not have a materially adverse effect on the Corporation's financial condition or results of operation.

NOTE 14--ENVIRONMENTAL MATTERS:
There are various environmental proceedings which involve discontinued operations. In some of those proceedings, the Corporation has been designated as a potentially responsible party. The reserves for discontinued operations (see
Note 2) include an accrual for costs of likely remedial actions.

Environmental exposures are difficult to assess and estimate for numerous reasons including the lack of reliable data, the number of potentially responsible parties and their financial capabilities, the multiplicity of possible solutions, the years of remedial and monitoring activity required, and the identification of new sites. While it is not possible to quantify with certainty the environmental exposure, in the opinion of management, the potential liability for all environmental proceedings, based on information known to date and the estimated quantities of waste at these sites, will not have a material adverse effect on the financial condition, results of operations or liquidity of the Corporation.

The Corporation has various discontinued operation plant sites which are held for sale. As part of the reserves for discontinued operations (see Note 2), an estimated liability of $1,200 is included for anticipated site restoration costs. The majority of these costs are expected to be expended within the next three years.

NOTE 15--RELATED PARTY TRANSACTIONS:
In the ordinary course of business, the Corporation purchased industrial supplies from, and was paid for administrative services by, The Louis Berkman Company in the total of $1,118 in 1994, $926 in 1993 and $590 in 1992. Louis Berkman and Robert A. Paul are officers and directors, and Louis Berkman is a shareholder, in that company. Transactions between the parties will take place in 1995.

NOTE 16--BUSINESS SEGMENT INFORMATION:
The Corporation is in one business segment that manufactures and sells engineered products. Operating companies include Union Electric Steel Corporation, Aerofin Corporation, Buffalo Pumps, Inc. and New Castle Industries, Inc. Included in the segment information are U.S. operations and one non-U.S. operation which is a wholly-owned subsidiary in Belgium. The following table has been adjusted to include continuing operations only with the exception of identifiable assets in 1992 which include BFC (see Note 2).

                                            U.S.        Non-U.S.
                              Total      operations    operations
                              -----      ----------    ----------
1994
- ----
Net sales*...............  $   113,836   $  104,109    $   15,647
Identifiable assets......      151,912      137,797        14,115
Capital expenditures.....        4,002        3,539           463
Depreciation.............        5,251        4,836           415
Contributions to
  operating income.......        8,360        7,794           566

1993
- ----
Net sales*...............  $   108,846   $  101,281    $   13,321
Identifiable assets......      138,494      125,896        12,598
Capital expenditures.....        1,840        1,631           209
Depreciation.............        5,166        4,775           391
Contributions to
  operating income.......        5,699        5,524           175

1992
- ----
Net sales*...............  $   104,308   $   92,575    $   17,781
Identifiable assets......      193,292      161,716        31,576
Capital expenditures.....        2,207        1,210           997
Depreciation.............        5,084        4,641           443
Contributions to
  operating income.......        5,977        4,755         1,222

*Total net sales exclude intercompany sales of: $5,920 in 1994, $5,756 in 1993 and $6,048 in 1992.

Net sales from U.S. operations, excluding those to a subsidiary company, include export sales of $17,687 in 1994, $12,481 in 1993 and $11,000 in 1992. Included
in identifiable assets of U.S. operations are amounts attributable to either investments or discontinued operations of $10,591 in 1994, $10,112 in 1993 and $10,787 in 1992. The Corporation entered into operating leases for certain domestic production machinery with a total value of $2,800 in 1993 and $2,900 in 1992.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

1994 COMPARED TO 1993
OPERATIONS

Net sales for 1994 of $113,836,000 compare with $108,846,000 for 1993. The 4.6%
increase is a result of a modest improvement in each of the markets served by the Corporation. Higher shipment levels of forged steel rolls to foreign markets accounted for most of the increase in sales. Sales of Aerofin heat exchange coils were slightly improved in 1994 despite the impact of an extended strike. The order backlog at December 31, 1994 of $70,200,000 is $13,900,000 higher than at the end of the prior year. Management believes that the increase is partly due to earlier placement of orders by customers as well as improvements in the level of business activity.

Although margins improved modestly in 1994, cost of sales was adversely impacted by strike related expenses and subcontracting costs at Aerofin. As a result, the cost of products sold, excluding depreciation, in relationship to net sales was 73.0% in both 1994 and 1993. By year-end, Aerofin had returned to pre-strike levels of production and efficiency.

Selling and administrative expenses in 1994 declined by $1,303,000 or 7.0% compared to 1993 due to staff and expense reductions.

Depreciation expense of $5,251,000 in 1994 compares with $5,166,000 in 1993.

Income from operations improved to $8,360,000 in 1994 compared to $5,699,000 in 1993. The increase of $2,661,000 was due to the higher sales volume and lower selling and administrative expenses, offset partially by lower earnings at Aerofin.

For a discussion on the gain on sale of investments, see Notes to Consolidated Financial Statements--Note 3.

Interest expense was $210,000 in 1994 compared with $926,000 in 1993. The lower expense resulted from the prepayment of all bank debt in the second quarter of 1993 following the sale of the air handling group (AHG).

Other income (expense)--net was $(511,000) in 1994 as compared to $(671,000) in 1993. Included are charges in both years of $(1,000,000) for the accretion, from present values, on long-term discontinued business reserves. Also reflected are interest earnings which were higher in 1994 due to an increase in invested cash balances.

For a discussion concer ning the benefit for taxes on income recorded in 1993, see Notes to Consolidated Financial Statements--Note 11.

Discontinued operations in 1994 includes an after tax gain of $1,728,000 on the partial sale of Northwestern Steel and Wire shares. The $16,487,000 loss in 1993 includes the operating results and sale of BFC, and an addition to the discontinued business reserves, offset by a tax benefit.

As a result of all of the above, the Corporation had net income of $8,051,000 in 1994 compared with a net loss of $(4,516,000) in 1993.

LIQUIDITY AND CAPITAL RESOURCES
Net cash flows from operating activities were positive for 1994 at $7,782,000 and compare with positive cash flows of $12,230,000 for 1993. Net cash outflow for working capital changes and payments associated with discontinued operations was $4,546,000 in 1994 compared to net cash inflows of $3,700,000 for 1993. The 1994 net cash outflow reflects increased investment in receivables and inventory at December 31 compared to 1993 as a result of higher sales and backlog levels. The 1993 net cash inflow included a reduction in working capital for BFC prior to sale. Net cash flow from operating activities in 1994 includes a recovery of $2,200,000 from the Chapter 11 estate of Valley-Vulcan Mold Company in connection with the Corporation's lien in respect of a previously paid industrial revenue bond guarantee (see Notes to Consolidated Financial Statements--Note 13).

The net cash flows from investing activities in 1994 of $3,586,000 includes proceeds from the sale of Amersham and Northwestern shares and the contingent purchase price receipt from Amersham, partially offset by purchases of equipment. The 1993 comparative amount of $35,090,000 included proceeds from the sales of BFC and U.S. Biochemical.

Cash outflows with respect to financing activities of $1,742,000 in 1994 and $41,300,000 in 1993 include the payment of IRB debt and dividends, and, in 1993, the prepayment of bank debt.

As a result of all of the above, cash and cash equivalents increased by $9,779,000 in 1994 and total $19,329,000 at the end of the year.

Capital expenditures for 1994 totalled $4,002,000 compared with $2,274,000 for 1993. The 1993 capital expenditures include payments with respect to BFC of

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
(CONTINUED)

$434,000. Also in 1993, the Corporation entered into an operating lease for certain production machinery with a total value of $2,800,000. Depreciation expense for continuing operations was $5,251,000 for 1994 and $5,166,000 for 1993. Capital appropriations carried forward from 1994, which principally comprise normal replacements, upkeep of assets and improvements, total $2,160,000.

The Corporation maintains short-term lines of credit and a revolving credit agreement in excess of the cash needs of its businesses. The total available at December 31, 1994 was $22,000,000 (see Notes to Consolidated Financial Statements--Note 5).

At December 31, 1994, the Corporation owned 862,831 shares of Northwestern which had a market value of $5,393,000. The Corporation intends to sell its shares in Northwestern in an orderly manner, depending on market conditions. The Corporation also owned 36,726 shares of Amersham, with a market value of approximately $500,000, which are restricted from sale until May 1996.

With respect to environmental concerns, the Corporation has been named a potentially responsible party at certain sites. The Corporation has accrued for costs of remedial actions it would likely be required to take. In addition, the Corporation has provided for environmental clean-up costs related to preparing its discontinued business facilities for sale. While it is not possible to quantify with certainty the potential of actions regarding environmental matters, particularly any future remediation and other compliance efforts, in the opinion of management, compliance with the present environmental protection laws and the potential liability for all environmental proceedings will not have a material adverse effect on the financial condition, results of operations or liquidity of the Corporation (also see Notes to Consolidated Financial Statements--Note 14).

The nature and scope of the Corporation's business brings it into regular contact with a variety of persons, businesses and government agencies in the ordinary course of business. Consequently, the Corporation and its subsidiaries from time to time are named in various legal actions. The Corporation does not anticipate that its financial condition or results of operations will be materially affected by the costs of known, pending or threatened litigation (also see Notes to Consolidated Financial Statements--Note 13).

1993 COMPARED TO 1992
OPERATIONS
In 1993, the Corporation sold its Buffalo Forge air handling operations (BFC) to Howden Group, PLC (see Notes to Consolidated Financial Statements--Note 2). The operating results were restated to reflect continuing operations.

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

Selling and administrative expenses were 6.5% lower in 1993. Selling expenses in particular benefitted from elimination of charges for services previously provided by BFC. This was in part offset by an increase in the Corporation's volume of sales subject to commission. Administration expenses were lower as a result of increased fee income received for services provided by the Corporation to others.

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

For a discussion of the gain on sale of U.S. Biochemical in 1993, see Notes to Consolidated Financial Statements--Note 3.

Interest expense was $926,000 in 1993 compared with $2,424,000 in 1992. The reduction in 1993 was due principally to the use of proceeds from dispositions to prepay bank debt.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
(CONTINUED)

Other income (expense)--net was $(671,000) in 1993 as compared with $(718,000) in 1992. Included in other income (expense)--net are charges of $(1,000,000) in 1993 and $(800,000) in 1992 for the accretion, from present values, on long-term discontinued business reserves. Also reflected in 1993 are interest earnings from invested cash balances.

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

STATEMENT OF CASH FLOW
The Corporation received $34,250,000 and $6,500,000 cash, respectively, from the sale of BFC and its investment in U.S. Biochemical (see Notes to Consolidated Financial Statements--Notes 2 and 3). The sale of BFC was a stock transaction which included cash balances of businesses sold of $3,981,000, resulting in net cash to the Corporation of $30,269,000. The proceeds were principally applied to prepay bank debt.

Net cash flows from operating activities were positive for 1993 at $12,230,000 and compare with positive cash flows of $3,324,000 for 1992. Included in 1993 were cash inflows from working capital changes net of payments associated with discontinued operations of $3,700,000 compared with a net cash outflow of $5,800,000 in 1992.

The net cash flows from investing activities of $35,090,000 in 1993 were due to sale of BFC and U.S. Biochemical, previously discussed, partially offset by purchases of equipment.

Cash outflows with respect to financing activities of $41,300,000 reflect the application of proceeds from the BFC and U.S. Biochemical transactions to the prepayment of bank debt and dividends.

As a result of all of the above, cash and cash equivalents increased by $5,984,000 in 1993.

Capital expenditures for 1993 totaled $2,274,000 compared with $2,961,000 for 1992. The capital expenditures include payments with respect to BFC of $434,000 in 1993 and $754,000 in 1992. The Corporation entered into operating leases for certain production machinery with a total value of $2,800,000 in 1993 and $2,900,000 in 1992. Depreciation expense for continuing operations was $5,166,000 for 1993 and $5,084,000 for 1992.

QUARTERLY INFORMATION--UNAUDITED

                                                    FIRST           SECOND           THIRD           FOURTH
                                                   QUARTER          QUARTER         QUARTER         QUARTER            YEAR
                                                   -------          -------         -------         -------            ----
1994
- ----
Net sales.....................................  $   27,105,976  $    29,732,613  $   27,589,907  $   29,407,685  $    113,836,181
Gross profit (1)..............................       7,277,426        7,693,744       7,612,290       8,295,863        30,879,323
Income from operations........................       1,583,493        2,174,383       1,732,165       2,869,664         8,359,705
Income from continuing
  operations (2)..............................       1,850,807        1,739,904       1,132,438       1,599,328         6,322,477
Discontinued operations (3)...................       1,728,251          --               --              --             1,728,251
Net income (loss).............................       3,579,058        1,739,904       1,132,438       1,599,328         8,050,728
Per common share:
  Continuing operations.......................             .19              .18             .12             .17               .66
  Discontinued operations.....................             .18          --               --              --                   .18
  Net income (loss)...........................             .37              .18             .12             .17               .84

1993
- ----
Net sales.....................................  $   28,836,338  $    29,385,361  $   23,699,768  $   26,924,949  $    108,846,416
Gross profit (1)..............................       7,206,774        7,787,799       6,488,391       7,952,807        29,435,771
Income from operations........................         761,884        1,807,980       1,104,346       2,024,404         5,698,614
Income from continuing
  operations (4)..............................          37,833        7,660,062         903,553       3,369,892        11,971,340
Discontinued operations (5)...................         184,027      (16,271,323)         --            (400,000)      (16,487,296)
Net income (loss).............................         221,860       (8,611,261)        903,553       2,969,892        (4,515,956)

Per common share:
  Continuing operations.......................          --                  .80             .09             .35              1.25
  Discontinued operations.....................             .02            (1.70)         --                (.04)            (1.72)
  Net income (loss)...........................             .02             (.90)            .09             .31              (.47)

NOTES

1. Gross profit as used herein does not include a charge for depreciation.

2. Continuing operations in 1994 include gains on sales of investments, net of deferred taxes, of $1,038,000, $475,000 and $147,000 in the first, second and third quarters, respectively.

3. Included in discontinued operations in the first quarter of 1994 is a gain from the sale of part of the Corporation's interest in Northwestern Steel and Wire Company.

4. Continuing operations in 1993 include a gain from the sale of an investment of $6,490,000 in the second quarter and a tax benefit of $1,720,000 in the fourth quarter.

5. Discontinued operations in 1993 include a loss on disposal of the Corporation's air handling operations of $15,491,000 in the second quarter. The fourth quarter of 1993 included an increase in reserves for previous disposals of $5,000,000 offset by $4,600,000 of tax benefits associated with 1993 losses from discontinued operations.

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

                                                                           YEAR ENDED DECEMBER 31,
                                                 1994              1993              1992              1991              1990
                                                 ----              ----              ----              ----              ----
Net sales................................  $    113,836,181  $    108,846,416  $    104,308,304  $    113,298,563  $    113,524,833

Income from operations...................         8,359,705         5,698,614         5,976,770         9,798,965        11,010,137
Income (loss) from continuing
  operations.............................         6,322,477        11,971,340         2,866,034           903,664        (9,210,678)
Discontinued operations..................         1,728,251       (16,487,296)       (4,791,643)      (14,571,452)        6,125,830
Cumulative effect of accounting
  changes................................            --                --           (12,838,000)           --                  --
Extraordinary tax credit.................            --                --                --                --             3,590,000
Net income (loss)........................         8,050,728        (4,515,956)      (14,763,609)      (13,667,788)          505,152

Total assets.............................       151,912,087       138,494,114       193,291,690       209,978,401       229,039,942
Shareholders' equity.....................       102,970,884        91,150,230        94,308,590       113,539,315       129,709,308

Per common share:
  Income (loss) from continuing
     operations..........................               .66              1.25               .30               .09              (.96)
  Discontinued operations................               .18             (1.72)             (.50)            (1.52)              .64
  Cumulative effect of
     accounting changes..................            --                --                 (1.34)           --                --
  Extraordinary tax credit...............            --                --                --                --                   .37
  Net income (loss)......................               .84              (.47)            (1.54)            (1.43)              .05

  Cash dividends.........................               .10               .15              .275               .30               .30
  Shareholders' equity...................             10.75              9.52              9.85             11.85             13.54
  Market price at year end...............  $          9.875  $          7.125  $           9.00  $           7.75  $           6.50

Weighted average shares
  outstanding and at year end............         9,577,621         9,577,621         9,577,621         9,577,621         9,577,621
Number of shareholders...................             1,654             1,738             1,873             1,976             2,056
Number of employees......................               955               949             1,950             2,068             2,131

COMMON STOCK INFORMATION
The shares of common stock of Ampco-Pittsburgh Corporation are traded on the New York Stock Exchange and on the Philadelphia Stock Exchange (symbol AP). Cash dividends have been paid on common shares in every year since 1965.

                           1994                                 1993
              -------------------------------      -------------------------------
                                    DIVIDENDS                            Dividends
QUARTER       HIGH        LOW       DECLARED       High        Low       Declared
- -------       ----        ----      ---------      ----       -----      ---------
First       $   9 3/4  $   7        $    .025    $  10 1/4  $   6 3/4    $    .050
Second          9 1/8      7             .025        8 1/4      6 1/4         .050
Third           9 1/8      6 1/8         .025        7 3/4      6 1/2         .025
Fourth          9 7/8      6 3/4         .025        7 3/8      6 1/2         .025
Year            9 7/8      6 1/8         .100       10 1/4      6 1/4         .150