Form 10-K, Exhibit 13
period 1996-12-31
AMPCO PITTSBURGH CORP
filed 1997-03-20
CIK 6176

                                                                      Exhibit 13





                                                                ampco pittsburgh
--------------------------------------------------------------------------------
                                                              1996 ANNUAL REPORT

To Our Shareholders------------------------------------------------------------


The results achieved in 1996 were very gratifying. The highlights for the year include:

     . A twenty-seven percent improvement in operating income to $18,068,000 and net income of $12,390,000 -- the best operating performance in more than a decade.

     . The expansion of facilities at Union Electric Steel has commenced.

     . Our financial strength has increased as cash holdings at year end stood at $25,510,000.

OPERATIONS

A healthy domestic economy and continued growth in export business resulted in improved sales and earnings at most operations. For Union Electric Steel, 1996 marked the second consecutive year in which records were achieved for sales and year-end backlog. Their continued success in capturing foreign business has resulted in over fifty percent of roll sales being to customers outside of the U.S. A capital program to more efficiently meet the current high level of demand was embarked on during the year and will be completed by the end of 1997.

The Corporation's Aerofin coil operation achieved record sales and earnings in 1996. Strong demand from the general industrial market and power generation industries, together with improved margins, were key contributors.

Buffalo Pumps also enjoyed an outstanding year as its commercial business, particularly the refrigeration and lube oil markets, continued to be strong. Although defense spending is slowing, orders from the U.S. Navy were higher than in recent years.

Sales and earnings at New Castle Industries, which supplies machinery components to the plastics processing industry, were disappointing and reflective of a slowdown in that market. Shipments to original equipment manufacturers were particularly depressed; however, demand from plastic processors is expected to improve.

Buffalo Air Handling performed reasonably in 1996. Although price competition continues to be severe, the operation expanded its sales organization in order to target additional sales volume.


FINANCIAL

Sales in 1996 were $162,403,000 compared to sales in 1995 of $143,785,000. The full year inclusion of the 1995 acquisitions added approximately $10,500,000 to total sales while other operations increased their sales overall by 6%. Operating income improved by 27% in 1996, due both to sales volume growth and better margins, to $18,068,000 compared to $14,176,000 in the prior year. The Corporation had net income of $12,390,000 in 1996, or $1.29 per share, compared to net income of $9,050,000 in 1995, or $.94 per share. Net income for 1996 includes investment gains of $.05 per share.

The Corporation further improved its already strong financial position as cash holdings increased by $9,957,000 to end the year at $25,510,000. Long-term, low interest rate industrial revenue bonds totalling $11,236,000 were issued to finance a portion of the Union Electric Steel expansion. At year end, $9,767,000 of these funds were unexpended and reflected as a noncurrent asset on the balance sheet.

In recognition of the improved operating income trend and 1996 earnings in particular, an additional year-end dividend of $.10 per share and an increase in the regular quarterly dividend from $.025 to $.06 per share, were declared in January. There will not be an additional year-end dividend for 1997.


OUTLOOK

The performance of the last several years has been encouraging. As 1997 begins, we are focusing on investment in plant and equipment for each of our businesses to maintain their position as market and technological leaders. It is our objective to continue our global market penetration providing that our competitiveness is not significantly impacted by the strength of the dollar.
In 1997, the Corporation will continue to pursue potential acquisition candidates both in related industries and other manufacturing niche businesses.

We thank our employees, customers, shareholders and suppliers for their support. Together we are building a stronger Ampco-Pittsburgh for the future.

/s/ Louis Berkman
Louis Berkman
Chairman of the Board


/s/ Robert A. Paul
Robert A. Paul
President and
Chief Executive Officer

/s/ Ernest G. Siddons
Ernest G. Siddons
Executive Vice President and
Chief Operating Officer

Investing In The Future

Ampco-Pittsburgh Corporation is committed to the highest standards of product quality, service and leadership in each of the industry niches that it serves. In order to meet quality standards, improve efficiency, develop new products and combat domestic and international competition, the corporation embarked on a capital expenditure program during the past year which, by the end of 1997, will approach a total of twenty-five million dollars. The following pages contain thumbnail sketches of each company and their products, together with some of the steps being taken to meet the Corporate commitment.

   [Photo of Structural steel being erected for a building addition to Union Electric Steel's melting and forging facility in Burgettstown, Pennsylvania]

--------------------------------------------------------- Union Electric Steel

Union Electric Steel is the Corporation's largest business and produces forged hardened steel rolls for the ferrous and non-ferrous material finishing industries. Its rolls are sold principally to steel and aluminum producers, which supply strip and sheet products to the automotive, appliance, aircraft, packaging and construction markets worldwide.

[Photo of a steel ingot being transferred from a forging furnace to the forge press.]


The company has its headquarters in Carnegie, Pennsylvania, also the site of the largest of three finishing plants. Other finishing plants are in Valparaiso, Indiana and Tessenderlo, Belgium. Melting, forging and some machining operations are located in Burgettstown, Pennsylvania and an electroslag remelt facility is in Erie, Pennsylvania. In addition to being the market leader in North America and a significant producer of forged hardened steel rolls in Western Europe, Union Electric Steel has continued to increase its participation in global markets. In 1996, substantial shipments were made to South Korea, India, Japan, Taiwan, Indonesia and the Philippines.

As part of its capital program the company expanded its Valparaiso plant and installed heat treating equipment and finishing lathes. Union Electric also embarked on a major building expansion of its melting and forging facility in Burgettstown. Equipment additions there will include an enlarged electric arc furnace and additional forge and annealing furnaces to allow for more efficient handling of larger backup rolls. Finally, the Carnegie plant's capacity will be increased by the end of 1997 with the installation of additional finishing lathes.

               [Photo of a work roll being finish machined on a
                 newly-installed lathe at the Carnegie plant.]

New Castle Industries . Buffalo ---------------------------------------------

From its Feed Screws Division in New Castle, Pennsylvania and Bimex operation in Wales, Wisconsin, New Castle Industries offers an integrated product line of extrusion and injection feed screws and bimetallic barrels for the plastics processing industry.

New Castle also engineers, builds and retrofits extrusion processing machinery and manufactures hard chrome chill rolls for the paper, glass, film and plastics industries. It recently secured a patent for its ContraBend(R) chill roll, permitting plastic sheets to be processed perfectly flat.

Following the acquisition of Bimex in late 1995, that unit's sales force has been fully integrated into the organization, giving customers expert technical assistance for both screws and barrels. To improve efficiency, New Castle is installing a new vertical machining center, which will significantly reduce milling time.

Buffalo Pumps has been producing centrifugal pumps from the same location in North Tonawanda, New York, for more than a century. The company has a reputation for quality with customers in the power generation, refrigeration, lube oil and marine defense markets.

During 1996, Buffalo Pumps developed an updated line of pumps for the refrigeration market and added a second horizontal boring mill to provide larger pump capability and reduce the need for outsourcing. Buffalo Pumps is also currently in the process of a major upgrade to its test and research facility to support continued new product development.

[Photo of three mirror finished ContraBend(R) chill rolls installed on a customer's plastic sheet roll stand.]

[Photo of a large feed screw at the final polish stage prior to shipment.]

[Photo of the new horizontal boring mill machining the housing for a large double suction industrial pump.]


[Photo of a CNC lathe machining the casing of a leak proof Can-O-Matic(R) pump for use in refrigeration applications.]

----------------------------------------------Buffalo Air Handling . Aerofin


Buffalo Air Handling produces large standard and custom air handling systems at its facility in Amherst, Virginia. These systems control indoor air quality for such buildings as hospitals, manufacturing plants, universities and high-rise office structures.

During 1996, the company successfully installed a new computer system which will improve production planning and order entry. The computer-aided design system was also upgraded. Delivery of a new press brake will soon be taken, which will add to product quality.

Aerofin, located in Lynchburg, Virginia, manufactures the industry's most extensive line of heat exchange coils for such installations as nuclear and conventional power plants, pulp and paper mills and municipal waste treatment centers. The company also provides coils for use in heating, ventilating and air conditioning systems.

Aerofin continued its commitment to product quality and productivity in 1996 by making a major investment in machinery. The company took delivery of a second vertical machining center and ordered a new press brake. Aerofin also has on order a new and uniquely-designed finning machine, which will be delivered by the end of 1997.

[Photo of a large air handling unit divided into sections to facilitate a roof mounted installation at a pharmaceutical plant.]

[Photo of one of 45 air handling units designed to maintain critical temperatures and air flow in a photographic film manufacturing facility.]

[Photo of a finished heating coil for use in the boiler house of a pulp and paper mill.]

[Photo of the recently installed CNC vertical machining center drilling a stainless steel header for cooling coils to be used in a nuclear power plant.]

FINANCIAL REPORT

TABLE OF CONTENTS

                                                    PAGE
Consolidated Balance Sheets........................   7
Consolidated Statements of Income..................   8
Consolidated Statements of Retained
 Earnings (Deficit)................................   8
Consolidated Statements of Cash Flows..............   9
Notes to Consolidated Financial Statements.........  10
Quarterly Information..............................  16
Management's Discussion and Analysis
 of Financial Condition
 and Results of Operations.........................  17
Five-Year Summary of Selected Financial Data.......  19

REPORT OF INDEPENDENT ACCOUNTANTS

PRICE WATERHOUSE LLP

To the Board of Directors and Shareholders of Ampco-Pittsburgh Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of retained earnings and of cash flows present fairly, in all material respects, the financial position of Ampco-Pittsburgh Corporation and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ Price Waterhouse LLP

600 Grant Street
Pittsburgh, Pennsylvania 15219
January 30, 1997

CONSOLIDATED BALANCE SHEETS

                                                          DECEMBER 31,
                                                        1996          1995
                                                        ----          ----
Assets
  Current assets:
    Cash and cash equivalents...................... $ 25,510,231  $ 15,553,263
    Receivables, less allowance for doubtful
     accounts of
     $629,362 in 1996 and $633,036 in 1995.........   32,043,626    28,734,492
    Inventories....................................   33,223,110    33,509,644
    Investments available for sale.................    4,409,320     6,969,878
    Deferred income taxes..........................    1,901,383     5,530,994
    Other..........................................    2,155,397     1,663,337
                                                    ------------  ------------
      Total current assets.........................   99,243,067    91,961,608
  Property, plant and equipment, at cost:
    Land and land improvements.....................    4,381,980     4,383,787
    Buildings......................................   20,480,294    18,803,086
    Machinery and equipment........................   93,601,088    88,952,660
                                                    ------------  ------------
                                                     118,463,362   112,139,533
    Accumulated depreciation.......................  (61,134,960)  (56,987,783)
                                                    ------------  ------------
      Net property, plant and equipment............   57,328,402    55,151,750
  Unexpended industrial revenue bond proceeds......    9,766,938       --
  Prepaid pension..................................   13,989,592    14,296,588
  Other noncurrent assets..........................    7,842,345    10,013,744
                                                    ------------  ------------
                                                    $188,170,344  $171,423,690
                                                    ============  ============
Liabilities and Shareholders' Equity
  Current liabilities:
    Accounts payable............................... $  8,631,404  $  8,279,435
    Accrued payrolls and employee benefits.........    7,819,253     7,878,148
    Other..........................................    9,718,430     8,861,133
                                                    ------------  ------------
      Total current liabilities....................   26,169,087    25,018,716
  Employee benefit obligations.....................   17,122,983    18,621,697
  Industrial revenue bond debt.....................   12,586,000     1,350,000
  Deferred income taxes............................    9,944,670    10,929,725
  Other noncurrent liabilities.....................    2,680,581     3,368,503
                                                    ------------  ------------
      Total liabilities............................   68,503,321    59,288,641
  Shareholders' Equity:
    Preference stock--no par value; authorized
     3,000,000 shares;
     none issued...................................      --            --
    Common stock--par value $1; authorized
     20,000,000 shares;
     issued and outstanding 9,577,621 shares.......    9,577,621     9,577,621
    Additional paid-in capital.....................  102,555,980   102,555,980
    Retained earnings (deficit)....................    2,648,036    (7,491,711)
                                                    ------------  ------------
                                                     114,781,637   104,641,890
    Cumulative translation and other adjustments...    2,364,607     3,234,345
    Unrealized holding gains on securities.........    2,520,779     4,258,814
                                                    ------------  ------------
      Total shareholders' equity...................  119,667,023   112,135,049
                                                    ------------  ------------
                                                    $188,170,344  $171,423,690
                                                    ============  ============

                See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME

                                          FOR THE YEAR ENDED DECEMBER 31,
                                           1996         1995          1994
                                           ----         ----          ----
  Net sales........................... $162,402,805 $143,785,139  $113,836,181
                                       ------------ ------------  ------------
  Operating costs and expenses:
    Cost of products sold (excluding
     depreciation)....................  113,933,520  103,103,255    82,956,858
    Selling and administrative........   24,248,794   20,822,760    17,268,354
    Depreciation......................    6,152,433    5,683,123     5,251,264
                                       ------------ ------------  ------------
                                        144,334,747  129,609,138   105,476,476
                                       ------------ ------------  ------------
  Income from operations..............   18,068,058   14,176,001     8,359,705
  Other income (expense):
    Gain on sale of investments.......      518,589      --          2,554,294
    Other income (expense)--net.......      183,841     (200,715)     (721,522)
                                       ------------ ------------  ------------
  Income from continuing operations
   before taxes on income.............   18,770,488   13,975,286    10,192,477
  Provision for taxes on income.......    6,380,000    4,925,000     3,870,000
                                       ------------ ------------  ------------
  Income from continuing operations...   12,390,488    9,050,286     6,322,477
  Discontinued operations:
    Gain on disposal, net of an income
     tax provision of $931,000........      --           --          1,728,251
                                       ------------ ------------  ------------
  Net income.......................... $ 12,390,488 $  9,050,286  $  8,050,728
                                       ============ ============  ============
  Net income per common share:
    Continuing operations............. $       1.29 $        .94  $        .66
    Discontinued operations...........      --           --                .18
                                       ------------ ------------  ------------
  Net income.......................... $       1.29 $        .94  $        .84
                                       ============ ============  ============
  Weighted average number of common
   shares outstanding.................    9,577,621    9,577,621     9,577,621
                                       ============ ============  ============


CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

                                           FOR THE YEAR ENDED DECEMBER 31,
                                          1996          1995          1994
                                          ----          ----          ----

  Retained earnings (deficit) at
   beginning of year.................. $(7,491,711) $(15,104,987) $(22,197,466)
  Net income..........................  12,390,488     9,050,286     8,050,728
                                       -----------  ------------  ------------
                                         4,898,777    (6,054,701)  (14,146,738)
  Cash dividends declared, $.235 per
   share in 1996,
   $.15 per share in 1995 and $.10 per
   share in 1994......................  (2,250,741)   (1,437,010)     (958,249)
                                       -----------  ------------  ------------
  Retained earnings (deficit) at end
   of year............................ $ 2,648,036  $ (7,491,711) $(15,104,987)
                                       ===========  ============  ============

                See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                            FOR THE YEAR ENDED DECEMBER 31,
                                             1996         1995         1994
                                             ----         ----         ----
Cash flows from operating activities:
  Net income............................  $12,390,488  $ 9,050,286  $ 8,050,728
  Adjustments to reconcile net income to
   net cash flows from operating
   activities:
    Depreciation and amortization.......    6,152,433    5,683,123    5,251,264
    Gain on sale of investments.........     (518,589)     --        (2,554,294)
    Gain on disposal of discontinued
     operations.........................      --           --        (2,659,251)
    Deferred income taxes...............    3,787,000    3,328,000    3,983,000
    Other--net..........................      649,415      324,772      256,081
    (Increase) decrease in assets:
      Accounts receivable...............   (4,096,165)       6,147   (2,977,948)
      Inventories.......................      (13,434)    (808,997)  (1,699,607)
      Other assets......................    1,258,330    1,621,250    2,162,319
    Increase (decrease) in liabilities:
      Accounts payable..................      607,939      137,821      533,954
      Accrued payrolls and employee
       benefits.........................      159,337     (161,635)     199,996
      Other liabilities.................   (2,533,659)  (1,537,846)  (2,764,713)
                                          -----------  -----------  -----------
  Net cash flows from operating
   activities...........................   17,843,095   17,642,921    7,781,529
                                          -----------  -----------  -----------
Cash flows from investing activities:
  Purchases of property, plant and
   equipment............................   (8,901,966)  (4,636,779)  (4,001,704)
  Unexpended industrial revenue bond
   proceeds.............................   (9,766,938)     --           --
  Business acquisitions.................      --       (16,000,000)     --
  Proceeds from sales of investments....    1,101,939      --         4,309,579
  Proceeds from disposals of
   discontinued operations..............      --           --         3,278,070
                                          -----------  -----------  -----------
  Net cash flows from investing
   activities...........................  (17,566,965) (20,636,779)   3,585,945
                                          -----------  -----------  -----------
Cash flows from financing activities:
  Increase (decrease) in industrial
   revenue bond debt....................   11,236,000      --          (783,333)
  Dividends paid........................   (1,436,643)    (958,250)    (958,250)
                                          -----------  -----------  -----------
  Net cash flows from financing
   activities...........................    9,799,357     (958,250)  (1,741,583)
                                          -----------  -----------  -----------
Effect of exchange rate changes on cash.     (118,519)     176,450      152,610
                                          -----------  -----------  -----------
Net increase (decrease) in cash and cash
 equivalents............................    9,956,968   (3,775,658)   9,778,501
Cash and cash equivalents at beginning
 of year................................   15,553,263   19,328,921    9,550,420
                                          -----------  -----------  -----------
Cash and cash equivalents at end of
 year...................................  $25,510,231  $15,553,263  $19,328,921
                                          ===========  ===========  ===========
Supplemental information:
  Interest payments.....................  $   287,887  $   197,897  $   190,362
  Income tax payments...................    3,298,598      538,734    1,088,145

                See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DESCRIPTION OF BUSINESS
Ampco-Pittsburgh Corporation is in one business segment that manufactures and sells principally custom engineered equipment. The Corporation's operating businesses, major products and principal markets are: Union Electric Steel-- forged hardened steel rolls for steel and aluminum producers; New Castle Industries-- feed screws, barrels and chill rolls for the plastics processing industry; Aerofin--finned tube heat exchange coils; Buffalo Air Handling--air handling systems; and Buffalo Pumps--centrifugal pumps, all of which sell to a variety of commercial and industrial users. Based on sales, Union Electric Steel is the largest company with the other operating units approximately equal to each other in size.

NOTE 1--ACCOUNTING POLICIES:
Ampco-Pittsburgh Corporation's accounting policies conform to generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. A summary of the significant accounting policies followed by the Corporation is presented below to assist the reader in evaluating the financial statements. Certain amounts for preceding periods have been reclassified for comparability with the 1996 presentation.

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

INVESTMENTS AVAILABLE FOR SALE
Investments classified as available for sale are reported at market value, with the unrealized gains and losses, net of tax, reported as a separate component of shareholders' equity. Realized gains and losses on sales of investments and declines in value judged to be other than temporary are included in operating results.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are recorded at cost with depreciation computed on the straight-line method over the following estimated useful lives: land improvements--15 to 20 years, buildings--25 to 45 years and machinery and equipment 5 to 20 years. Expenditures that extend economic useful lives are capitalized. Gains or losses are recognized on retirements or disposals. Routine maintenance is charged to operating results.

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

TAXES ON INCOME
Income taxes are recognized during the year in which transactions enter into the determination of financial statement income. Deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities.

EARNINGS PER SHARE
Net income per common share is computed on the basis of the weighted average number of shares of stock outstanding during each period.

NOTE 2--ACQUISITIONS:
In May, 1995 the Corporation acquired Buffalo Air Handling Company located in Amherst, VA ("Buffalo") for $12,200,000 in cash. Buffalo is a manufacturer of large custom air handling systems for industrial and commercial customers. The acquisition was accounted for as a purchase transaction. Accordingly, the purchase price was allocated to the net assets acquired based upon their estimated fair market values. The excess of the purchase price over the estimated fair value of the tangible net assets acquired amounted to approximately $3,500,000, which has been accounted for as goodwill and is being amortized over thirty years using the straight-line method. The results of operations of Buffalo from May 1, 1995 have been included in the consolidated financial statements.

The 1994 consolidated results of operations, on a pro forma basis as though Buffalo had been acquired as of January 1, 1994, are as follows (unaudited): net sales--$133,658,000; net income--$8,639,000 and net income per share--$.90. The proforma 1995 results are not materially different from the reported amounts. The pro forma financial information is not necessarily indicative either of results of operations that would have occurred had the purchase been made at the beginning of the period, or of future results of operations of the combined companies. Net income for 1994 includes gains from investments.

In October, 1995 the Corporation acquired the business of Bimex Corporation, a manufacturer of bimetallic liners and barrels for the plastics processing industry, located in Wales, WI. The acquisition, for approximately $3,800,000 cash, was accounted for as a purchase transaction. Accordingly, the purchase price was allocated to the net assets acquired based upon their estimated fair market values. The results of operations of Bimex from October 1, 1995 have been included in the consolidated financial statements. The results of operations on a pro forma basis are not presented as the effects are not material.

NOTE 3--INVESTMENTS:
The Corporation's stock interest in Northwestern Steel and Wire Company (Northwestern), a NASDAQ-traded producer of structural steel components and rod and wire products, is included in Investments Available for Sale. These securities are available for sale, however, management believes that the market currently undervalues the stock. A partial sale of Northwestern stock in 1994 resulted in a gain of $1,728,000 (net of deferred taxes of $931,000).

In connection with the sale of other investments, the Corporation recognized gains of $519,000 in 1996 and $2,554,000 in 1994.

NOTE 4--INVENTORIES:

                                                                 (in thousands)
                                                                  1996    1995
                                                                  ----    ----
Raw materials................................................... $ 6,384 $ 5,603
Work-in-process.................................................  20,945  21,327
Finished goods..................................................   3,886   4,804
Supplies........................................................   2,008   1,776
                                                                 ------- -------
                                                                 $33,223 $33,510
                                                                 ======= =======

The carrying amount of inventories valued on the LIFO method approximates current cost at December 31, 1996 and 1995. Approximately 85% of the inventory was valued using the LIFO method in 1996 and 86% in 1995.

NOTE 5--DISCONTINUED OPERATIONS:
Included on the Corporation's balance sheet are liabilities associated with businesses sold or discontinued in previous years. These reserves are primarily for retiree health benefits and workers' compensation claims. Payment in respect of retiree benefits and workers' compensation is expected to be made over an extended number of years.

NOTE 6--BORROWING ARRANGEMENTS:
The Corporation maintains a revolving credit agreement (RCA) which provides for a bank commitment of up to $7,500,000 expiring in September 1998. In addition, the Corporation maintains short-term lines of credit of approximately $7,000,000. There were no bank borrowings outstanding at either December 31, 1996 or 1995, with only minimal line of credit borrowings during 1996.

The Corporation's RCA requires, among other things, the maintenance of certain financial covenants including minimum net worth and ratios of interest coverage and debt to equity. The Corporation is in compliance with the applicable bank covenants as of December 31, 1996.

During the third quarter of 1996, the Corporation completed the sale of two series of tax-exempt, long-term Industrial Revenue Bonds totalling $11,236,000. The presently unexpended proceeds of this debt, incurred for the purpose of financing expansion and equipment at Union Electric Steel's Pennsylvania facilities, are presented as a non-current asset on the balance sheet. As required by the Trust Indenture Agreement, these funds have been invested in liquid, highly-rated securities, and are carried at cost which approximates market. The terms of the bond issues are twenty-four and thirty years, with principal payable at maturity. Interest on these bonds, and a previous tax-exempt issue for $1,350,000 which is due in 2002, are at floating rates which averaged 3.75% during the year.

NOTE 7--OPERATING LEASES:
The Corporation leases office space, manufacturing space and certain production machinery and computer equipment. Operating lease payments were $1,745,000 in 1996, $1,885,000 in 1995 and $1,818,000 in 1994. Operating lease payments for subsequent years are as follows:

1997               $1,725,000                           2000                                 $  851,000
1998                1,617,000                           2001                                    698,000
1999                  956,000                           Thereafter                            1,888,000

NOTE 8--EMPLOYEE PENSION PLANS:
The Corporation has noncontributory defined benefit pension plans covering substantially all of its employees. Generally, the benefits are based on years of service multiplied by either a fixed amount or a percentage of compensation. For its pension plans covered by the Employee Retirement Income Security Act of 1974 (ERISA), the Corporation's policy is to fund at least the minimum actuarially computed annual contribution required under ERISA.

The net pension cost for the Corporate-sponsored pension plans consists of the following components:

                                                          (in thousands)
                                                       1996     1995     1994
                                                       ----     ----     ----
Service cost........................................ $  1,143  $   889  $   890
Interest cost on projected benefit obligation.......    5,214    5,125    4,579
Return on plan assets...............................  (12,111)  (5,337)  (2,141)
Net amortization and deferral.......................    6,385      274   (2,834)
                                                     --------  -------  -------
Net pension cost.................................... $    631  $   951  $   494
                                                     ========  =======  =======

The reconciliation of the funded status for the pension plan in which assets exceed the projected benefit obligation is as follows:

                                                               (in thousands)
                                                                1996     1995
                                                                ----     ----
Actuarial present value of:
  Vested benefit obligation................................... $64,981  $62,479
                                                               =======  =======
  Accumulated benefit obligation.............................. $68,319  $65,531
                                                               =======  =======
  Projected benefit obligation................................ $72,337  $68,821
Plan assets at fair value.....................................  91,850   83,312
                                                               -------  -------
Plan assets in excess of projected benefit obligation.........  19,513   14,491
Unrecognized gain.............................................  (5,523)    (194)
                                                               -------  -------
Prepaid pension............................................... $13,990  $14,297
                                                               =======  =======

Assumptions used for the Corporation's defined benefit plans for the three years ended December 31, 1996 include:

                                                               1996  1995  1994
                                                               ----  ----  ----
Discount rate at year end for projected benefit obligation.... 7.75% 7.25% 8.5%
Expected long-term rate
 of return on assets..........................................  8.5%  8.5% 9.0%
Rate of increases in compensation.............................  3.0%  3.0% 4.0%

The pension plans' assets principally comprise:

                                                                      (Percent)
                                                                     1996  1995
                                                                     ----  ----
Preferred and common stocks.........................................  72.1  66.3
Industrial and financial obligations................................  23.4  26.1
United States government obligations................................   2.9   5.2
Miscellaneous and temporary investments.............................   1.6   2.4
                                                                     ----- -----
                                                                     100.0 100.0
                                                                     ===== =====

The reconciliation of the funded status for a supplemental executive retirement pension plan, in which the projected benefit obligation exceeds assets, is as follows:

                                                              (in thousands)
                                                               1996     1995
                                                               ----     ----
Actuarial present value of:
  Vested benefit obligation..................................  $2,367   $2,382
                                                              =======  =======
  Accumulated benefit obligation.............................  $2,488   $2,474
                                                              =======  =======
  Projected benefit obligation...............................  $2,754   $2,694
Plan assets..................................................       0        0
                                                              -------  -------
Projected benefit obligation in
 excess of plan assets.......................................   2,754    2,694
Unrecognized future compensation increases...................    (266)    (220)
                                                              -------  -------
Accrued pension cost included in employee benefit
 obligations.................................................  $2,488   $2,474
                                                              =======  =======

NOTE 9--POSTRETIREMENT BENEFITS OTHER THAN PENSIONS:
The Corporation provides postretirement health care benefits principally to the bargaining groups of one subsidiary (the Plan). The Plan covers participants and their spouses and/or dependents who retire under the existing pension plan on other than a deferred vested basis and at the time of retirement have also rendered 15 or more years of continuous service irrespective of age. Other health care benefits are provided to retirees under plans no longer being offered by the Corporation.

Retiree life insurance is provided to substantially all retirees.
Postretirement benefits with respect to health care are subject to certain Medicare offsets.

During 1994 the Corporation amended its primary postretirement health benefit plans to provide for a cost-sharing method for current and future retirees. The amendments, along with changes in inflation, discount rate and mortality assumptions used in calculating the accumulated postretirement benefit obligation (APBO), resulted in an unrecognized gain of $4,976,000 which is being amortized on a straight-line basis over the average remaining employee service period as a reduction in postretirement benefit expense beginning in 1995.

The Corporation also provides benefits to former employees of discontinued operations. This obligation had been estimated at the time of disposal and was included as a component of the liability for discontinued operations.

The Corporation's postretirement health care and life insurance plans are unfunded.

The Corporation's APBO for continuing and discontinued businesses consists of the following:

                                                                 (in thousands)
                                                                  1996    1995
                                                                  ----    ----
APBO attributable to:
  Current retirees.............................................. $ 7,162 $ 8,164
  Fully eligible active plan participants.......................     162     256
  Other plan participants.......................................   1,796   2,090
                                                                 ------- -------
Total APBO......................................................   9,120  10,510
Unrecognized gain...............................................   5,699   5,109
                                                                 ------- -------
Accrued retiree benefits........................................ $14,819 $15,619
                                                                 ======= =======

The net postretirement benefit cost consists of the following components:

                                                             (in thousands)
                                                           1996   1995    1994
                                                           ----   ----    ----
Service cost.............................................. $  85  $ 130  $  293
Interest on APBO..........................................   651    922   1,164
Amortization of unrecognized gain.........................  (594)  (408)   --
                                                           -----  -----  ------
Net postretirement benefit cost........................... $ 142  $ 644  $1,457
                                                           =====  =====  ======

The following assumptions were utilized for measurement purposes of the APBO:

                                                                    1996  1995
                                                                    ----  ----
Medical inflation rate.............................................  7.5%  8.5%
  Gradual reduction to the year 2001 and to remain level
   thereafter......................................................  5.5%  5.0%
Discount rate...................................................... 7.75% 7.25%

A 1% change in the medical inflation rate would impact the APBO and the annual benefit expense by approximately $700,000 and $70,000.

NOTE 10--AUTHORIZED AND ISSUED SHARES:
Each outstanding share of common stock carries one Preference Share Purchase Right (a Right). The Rights are designed to assure that all shareholders receive equal treatment in the event of a potential acquisition of the Corporation or a change in control. Under certain circumstances, each Right entitles the shareholder to buy 1/100 of a share of Series A Preference Stock at a $36.00 exercise price. The Rights are exercisable only if a party acquires beneficial ownership of 20% or more (or offers to acquire 30% or more) of the Corporation's common stock.

After the Rights become exercisable, if anyone acquires 30% or more of the Corporation's stock or assets, merges into the Corporation or engages in certain other transactions, each Right may be used to purchase shares of the Corporation's common stock (or, under certain conditions, the acquirer's common stock) worth twice the exercise price. The Corporation may redeem the Rights, which expire in November 1998, for five cents per Right under certain circumstances. At December 31, 1996, there are 3,000,000 shares of unissued preference stock, of which 100,000 shares have been designated as Series A Preference Stock for issuance in connection with these Rights.

NOTE 11--FINANCIAL INSTRUMENTS:
FORWARD FOREIGN EXCHANGE CONTRACTS
The Corporation's Belgian operation is subject to risk from exchange rate fluctuations in connection with its regular purchases in U.S. dollars of in-process materials from its U.S. parent. In order to minimize this risk, forward foreign exchange contracts are purchased as hedges of these anticipated purchase transactions. At December 31, 1996, the Belgian operation had monthly forward exchange contracts through 1998 to purchase an aggregate of $9,300,000 of U.S. dollars, representing approximately sixty percent of anticipated requirements. Gains and losses on forward exchange contracts which hedge exposures on anticipated foreign currency commitments are deferred and recognized as adjustments to the bases of the inventory acquired. The deferred unrealized gain on forward exchange contracts at December 31, 1996 was $700,000.

FAIR VALUE OF FINANCIAL INSTRUMENTS
The estimated fair value of forward foreign exchange contracts, based on quoted market prices of comparable contracts, approximates their notional principal amount plus the unrealized deferred gain.

The fair value of other financial instruments classified as current assets or current liabilities approximates their carrying values due to the short-term maturities of these instruments. The fair value of the floating rate industrial revenue bond debt approximates its carrying value.

NOTE 12--TAXES ON INCOME:
The (benefit) or provision for taxes on income from continuing operations consists of the following:

                                                              (in thousands)
                                                            1996    1995   1994
                                                            ----    ----   ----
Current:
  Federal................................................. $2,014  $1,030 $  354
  State...................................................    600     540    380
  Foreign.................................................    (21)     27     84
                                                           ------  ------ ------
                                                            2,593   1,597    818
Deferred..................................................  3,787   3,328  3,052
                                                           ------  ------ ------
                                                           $6,380  $4,925 $3,870
                                                           ======  ====== ======

The total (benefit) or provision for taxes on income consists of the following:

                                                             (in thousands)
                                                           1996    1995    1994
                                                           ----    ----    ----
Current:
  Federal................................................ $2,014  $1,030  $  354
  State..................................................    600     540     380
  Foreign................................................    (21)     27      84
                                                          ------  ------  ------
                                                           2,593   1,597     818
                                                          ------  ------  ------
Deferred:
  Federal................................................  3,854   3,444   3,756
  State..................................................     72    (242)   --
  Foreign................................................   (139)    126     227
                                                          ------  ------  ------
                                                           3,787   3,328   3,983
                                                          ------  ------  ------
                                                          $6,380  $4,925  $4,801
                                                          ======  ======  ======

Deferred tax assets and liabilities comprise the following:

                                                             (in thousands)
ASSETS                                                        1996      1995
------                                                        ----      ----
Employment-related liabilities............................. $  5,984  $  8,855
Capital loss carryforward..................................   13,139    15,448
Tax credit carryforwards...................................    --        3,425
Other......................................................    4,928     2,765
                                                            --------  --------
Gross deferred tax assets..................................   24,051    30,493
Valuation allowance........................................  (12,173)  (14,556)
                                                            --------  --------
                                                              11,878    15,937
                                                            --------  --------
LIABILITIES
-----------
Depreciation...............................................  (11,610)  (11,924)
Prepaid pension............................................   (5,596)   (5,719)
Foreign deferred tax.......................................   (1,260)   (1,399)
                                                            --------  --------
Gross deferred tax liabilities.............................  (18,466)  (19,042)
                                                            --------  --------
Net deferred tax liability................................. $ (6,588) $ (3,105)
                                                            ========  ========

For federal income tax purposes the Corporation has an unused capital loss carryforward at December 31, 1996 of $37,541,000 which expires in 1998. The Corporation has recorded a valuation allowance with respect to the future tax benefit of the capital loss carryforward reflected as a deferred tax asset due to the uncertainty of its ultimate realization. The reduction in the valuation allowance in 1996 is due to the elimination of certain capital loss carryforwards which expired unutilized at December 31, 1996.

The deferred income taxes reflected as a current asset on the balance sheet exclude the tax effect (included in shareholders' equity) of $1,455,000 in 1996 and $2,294,000 in 1995 related to the unrealized holding gains of the Corporation's investments available for sale.

The difference between the U.S. federal income tax statutory rate and the Corporation's effective income tax rate on continuing operations is as follows:

                                                                 (Percent)
                                                              1996  1995  1994
                                                              ----  ----  ----
Computed at statutory rate................................... 35.0  35.0   35.0
Foreign income taxes......................................... (0.1)  0.2    0.8
Benefit from operating loss carryforward.....................  --    --   (16.3)
Adjustment to prior year tax accruals........................  --    2.1   --
State income taxes...........................................  2.1   0.8    2.4
Valuation reserve............................................ (1.0) (4.7)  13.7
Other--net................................................... (2.0)  1.8    2.4
                                                              ----  ----  -----
                                                              34.0  35.2   38.0
                                                              ====  ====  =====

The 1995 effective tax rate was decreased due to a revision of the valuation reserve, as the Corporation expected to realize a future benefit for investment tax credit carryforwards, that had previously been expected to expire unutilized. Such benefits were realized in 1996.

The 1994 effective tax rate was reduced to reflect a change in net operating loss carryforwards as a result of the final tax return treatment of the 1993 sale of Buffalo Forge Company. Further, the effective tax rate was increased due to a revision of the valuation reserve concerning the Corporation's expected ability to realize certain capital gains in the future.

NOTE 13--FOREIGN CURRENCY TRANSLATION ADJUSTMENTS:
Cumulative translation adjustments included as a component of shareholders' equity are as follows:

                                                                  (in thousands)
                                                                     INCREASE
                                                                    (DECREASE)
                                                                    ----------
December 31, 1993................................................     $1,430
  1994 translation adjustment....................................      1,280
                                                                      ------
December 31, 1994................................................      2,710
  1995 translation adjustment....................................        787
                                                                      ------
December 31, 1995................................................      3,497
  1996 translation adjustment....................................       (938)
                                                                      ------
DECEMBER 31, 1996................................................     $2,559
                                                                      ======

NOTE 14--LITIGATION:
The Corporation's subsidiary, Vulcan Inc. (Vulcan), is a 50% general partner in Valley-Vulcan Mold Company (Valley), a partnership, which filed under Chapter 11 of the U.S. Bankruptcy Code in 1990. Valley, in connection with its formation, assumed certain obligations of each of the partners, including Vulcan's obligation to pay an industrial revenue bond. A portion of the latter obligation, however, had been paid by the Corporation pursuant to a guaranty given at the time of Valley's formation, which guaranty was secured by all of Valley's assets. In 1991, the unsecured creditors committee brought an adversary proceeding against the Corporation and its subsidiary, as well as others, seeking to set aside the Corporation's liens, to hold the Corporation and Vulcan liable for debts of Valley, and for return of certain funds received in connection with Valley's formation. In April 1994, the Bankruptcy Court issued a favorable judgment denying all claims against the Corporation. In addition, the Court permitted the Corporation to recover $2,200,000 from the estate of Valley in connection with the Corporation's lien for the industrial revenue bond guarantee. No reserve had been established for the outcome of this litigation based on the Corporation's belief that it had meritorious defenses. The plaintiff in the case, the unsecured creditors committee of Valley, has filed a notice of appeal from the Court's decision. The Corporation has posted a bank letter of credit for $2,200,000 pending the outcome of the appeal.

In addition to the litigation noted above, the Corporation is from time to time subject to routine litigation incidental to its business. The Corporation believes that the results of the above noted litigation and other pending legal proceedings will not have a material adverse effect on its financial condition, results of operations or liquidity.

NOTE 15--ENVIRONMENTAL MATTERS:
There are various environmental proceedings which involve discontinued operations. In some of those proceedings, the Corporation has been designated as a potentially responsible party. The reserves for discontinued operations include an accrual for costs of likely remedial actions.

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

NOTE 16--SEGMENT AND GEOGRAPHIC INFORMATION:

The Corporation is in one business segment that manufactures and sells engineered products. The table below sets forth information on U.S. operations and one non-U.S. operation which is a wholly-owned subsidiary in Belgium.

                                                          (in thousands)
                                                              U.S.     Non U.S.
                                                   Total   operations operations
                                                   -----   ---------- ----------
1996
----
Net sales*....................................... $162,403  $153,064   $19,439
Identifiable assets..............................  188,170   173,061    15,109
Capital expenditures.............................    8,902     8,620       282
Depreciation.....................................    6,152     5,679       473
Contributions to operating income................   18,068    17,411       657
1995
----
Net sales*....................................... $143,785  $133,210   $18,658
Identifiable assets..............................  171,424   155,259    16,165
Capital expenditures.............................    4,637     4,184       453
Depreciation.....................................    5,683     5,208       475
Contributions to operating income................   14,176    13,775       401

                                                          (in thousands)
                                                              U.S.     Non U.S.
                                                   Total   operations operations
                                                   -----   ---------- ----------
1994
----
Net sales*....................................... $113,836  $104,109   $15,647
Identifiable assets..............................  151,912   137,797    14,115
Capital expenditures.............................    4,002     3,539       463
Depreciation.....................................    5,251     4,836       415
Contributions to operating income................    8,360     7,794       566

*Total net sales exclude intercompany sales of: $10,100 in 1996, $8,083 in 1995 and $5,920 in 1994.

Net sales from U.S. operations, excluding those to a subsidiary company, include export sales of $35,512,000 in 1996, $27,609,000 in 1995 and
$17,687,000 in 1994. Included in identifiable assets of U.S. operations are amounts attributable to either investments or discontinued operations of $7,792,000 in 1996, $11,551,000 in 1995 and $10,591,000 in 1994.

QUARTERLY INFORMATION--UNAUDITED

                                         (in thousands, except per share data)
                                         FIRST  SECOND   THIRD  FOURTH
                                        QUARTER QUARTER QUARTER QUARTER   YEAR
                                        ------- ------- ------- ------- --------
1996
----
Net sales.............................. $41,099 $40,767 $38,497 $42,040 $162,403
Gross profit(1)........................  11,717  12,243  10,974  13,535   48,469
Income from operations.................   4,170   4,552   3,771   5,575   18,068
Net income(2)..........................   2,648   2,910   2,369   4,463   12,390
Net income per common share............     .28     .30     .25     .47     1.29
1995
----
Net sales.............................. $33,603 $36,548 $34,956 $38,678 $143,785
Gross profit(1)........................   9,469  10,035   9,783  11,395   40,682
Income from operations.................   3,335   3,522   3,008   4,311   14,176
Net income.............................   2,112   2,006   1,743   3,189    9,050
Net income per common share............     .22     .21     .18     .33      .94

NOTES
1. Gross profit as used herein does not include a charge for depreciation.

2. Included in net income in the fourth quarter of 1996 is a gain on sale of an investment of $485.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

1996 COMPARED TO 1995 OPERATIONS

Net sales were increased in 1996 to $162,403,000 compared with sales of $143,785,000 in 1995. Approximately $10,500,000 of this increase is attributed to the impact of including the sales of the previous year acquisitions of Buffalo Air Handling and Bimex Industries for the full year 1996. Excluding the impact of the 1995 acquisitions, sales increased by $8,100,000, or 6%, as most of the Corporation's operations experienced higher shipment levels due to continued growth in export business and improved economic activity in the markets served. Sales at New Castle Industries, a machinery component supplier to the plastics processing industry, were slightly lower in 1996 reflecting a slowdown in that market. During 1996, the order backlog increased by $17,300,000, or 18%, to $114,100,000 at December 31, 1996. The growth in the backlog is due to an increase in forged steel roll orders.

The cost of products sold, excluding depreciation, in relationship to net sales was 70.2% in 1996 compared to 71.7% in 1995. The margin improvement in 1996 principally resulted from improved pricing and more favorable product mix.

Selling and administrative expenses increased by $3,426,000 in 1996. Excluding the impact of the acquisitions, these costs increased by $1,700,000, or 9% for the year. This increase is principally due to increased commission costs on higher sales and a mix change towards sales on which commission is payable. The relationship of selling and administrative expenses to net sales was 14.9% in 1996 and 14.5% in 1995.

Depreciation expense of $6,152,000 in 1996 compares with $5,683,000 in 1995. The increase is attributable to the higher capital expenditure levels in 1996 and the full period impact of the acquisitions.

As a result of the improved levels of sales, margin improvement and ongoing overhead cost control, income from operations increased 27% for 1996 to $18,068,000 compared to $14,176,000 in 1995.

Gains of $519,000 were recognized in 1996 from the sale of investments.

Other income (expense)--net was $184,000 in 1996 as compared to $(201,000) in 1995. The improvement principally reflects a reduced charge in 1996 for the accretion, from present values, on long-term reserves.

As a result of all of the above, the Corporation had net income of $12,390,000 in 1996 compared to $9,050,000 in 1995.

LIQUIDITY AND CAPITAL RESOURCES
Net cash flows from operating activities were positive for 1996 at $17,843,000 and compare with positive cash flows of $17,643,000 for 1995. While income from operations increased by $3,892,000 in 1996, an increase in working capital requirements, principally an accounts receivable increase of $4,096,000, limited the improvement in operating cash flows.

Net cash outflows from investing activities were $17,567,000 in 1996 and compare with cash outflows of $20,637,000 in 1995. Capital expenditures for 1996 totaled $8,902,000 compared to $4,637,000 in 1995. Capital appropriations carried forward from 1996 total $10,600,000 with the major expenditure being for plant and equipment at Union Electric Steel, to be completed by the end of 1997. During 1996, the Corporation completed the sale of two series of tax-exempt, long-term Industrial Revenue Bonds totalling $11,236,000. At December 31, 1996, $9,767,000 of these funds are unspent, and have been temporarily invested to be drawn down as expenditures are made at Union Electric Steel's Pennsylvania facilities (also see Notes to Consolidated Financial Statements--
Note 6). Funds generated internally will be sufficient to finance the balance of the expansion program.

During 1996, the Corporation sold shares of two investments, realizing proceeds of $1,102,000 and gains of $519,000. Net cash outflows from investing activities in 1995 included $16,000,000 for the acquisitions of Buffalo Air Handling and Bimex.

Cash flows from financing activities include the Industrial Revenue Bonds issued in 1996, dividend payments of $958,000 in both 1996 and 1995, and in 1996, payment of an additional prior year-end dividend of $479,000, or $.05 per share.

As a result of all of the above, cash and cash equivalents increased by $9,957,000 in 1996 and ended the year at $25,510,000.

The Corporation maintains short-term lines of credit and a revolving credit agreement in excess of the cash needs of its businesses. The total available at December 31, 1996, exclusive of the Industrial Revenue Bond financing noted above, was $14,500,000.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

At December 31, 1996, the Corporation's shares of Northwestern Steel and Wire had a market value of approximately $4,200,000. These securities are available for sale, however, management believes that the market currently undervalues the stock.

With respect to environmental concerns, the Corporation has been named a potentially responsible party at certain third party sites. The Corporation has accrued its share of the estimated cost of remedial actions it would likely be required to contribute. In addition, the Corporation has provided for environmental clean-up costs related to preparing its discontinued business facilities for sale. While it is not possible to quantify with certainty the potential cost of actions regarding environmental matters, particularly any future remediation and other compliance efforts, in the opinion of management, compliance with the present environmental protection laws and the potential liability for all environmental proceedings will not have a material adverse effect on the financial condition, results of operations or liquidity of the Corporation (also see Notes to Consolidated Financial Statements-- Note 15).

The nature and scope of the Corporation's business brings it into regular contact with a variety of persons, businesses and government agencies in the ordinary course of business. Consequently, the Corporation and its subsidiaries from time to time are named in various legal actions. The Corporation does not anticipate that its financial condition, results of operations or liquidity will be materially affected by the costs of known, pending or threatened litigation (also see Notes to Consolidated Financial Statements--Note 14).

1995 COMPARED TO 1994 OPERATIONS
Net sales were increased in 1995 to $143,785,000 compared with sales of $113,836,000 in 1994. Approximately $15,600,000 of this increase is attributed to the acquisitions of Buffalo Air Handling and Bimex in May and October of 1995, respectively. Excluding the impact of the acquisitions, sales increased by $14,400,000, or 13%, as each of the Corporation's operations experienced higher shipment levels due to increased export business and improved economic activity in all of the markets served.

The cost of products sold, excluding depreciation, in relationship to net sales was 71.7% in 1995 compared to 72.9% in 1994. The margin improvement in 1995 is due to a combination of higher production levels and a return to historical margins at Aerofin, which was impacted by a strike in 1994.

Selling and administrative expenses increased by $3,554,000 in 1995. Approximately one-half of the increase in costs is attributable to the acquisitions. While sales volume increased 13% at other operations, selling and administrative costs only increased by 9%.

Depreciation expense of $5,683,000 in 1995 compares with $5,251,000 in 1994. Approximately one-half of the increase relates to the two business acquisitions during 1995.

As a result of the improved levels of sales, margin improvements and ongoing overhead cost control, income from operations increased 70% for 1995 to $14,176,000 compared to $8,360,000 in 1994.

In connection with the sale of an investment in United States Biochemical Corporation, a gain of $2,554,000 was recognized in 1994.

Other income (expense)--net was $(201,000) in 1995 as compared to $(722,000) in 1994. The improvement reflects higher interest earnings on invested cash balances and a reduced charge in 1995 for the accretion, from present values, on long-term reserves.

Discontinued operations in 1994 includes an after tax gain of $1,728,000 on the partial sale of Northwestern Steel and Wire shares.

As a result of all of the above, the Corporation had net income of $9,050,000 in 1995 compared to $8,051,000 in 1994. The 1994 results included investment gains, net of deferred taxes, of $3,388,000.

STATEMENT OF CASH FLOW
Net cash flows from operating activities were positive for 1995 at $17,643,000 and compare with positive cash flows of $7,782,000 for 1994. The increased cash flow in 1995 resulted primarily from a $5,816,000 increase in income from operations and a reduction in cash outflow for working capital changes.

The net cash outflow from investing activities in 1995 of $20,637,000 includes $16,000,000 for the acquisitions of Buffalo Air Handling and Bimex, with the balance attributable to purchases of equipment. The positive cash flow from investing activities in 1994 of $3,586,000 included proceeds from investments of $7,588,000, partially offset by purchases of equipment.

Cash outflows with respect to financing activities include dividend payments of $958,000 in both 1995 and 1994, and in 1994, an Industrial Revenue Bond debt payment of $783,000.

As a result of all of the above, cash and cash equivalents decreased by $3,776,000 in 1995 and ended the year at $15,553,000.

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

                                              YEAR ENDED DECEMBER 31,
                              1996         1995         1994         1993          1992
                              ----         ----         ----         ----          ----
Net sales...............  $162,402,805 $143,785,139 $113,836,181 $108,846,416  $104,308,304
Income from operations..    18,068,058   14,176,001    8,359,705    5,698,614     5,976,770
Income from continuing
 operations.............    12,390,488    9,050,286    6,322,477   11,971,340     2,866,034
Discontinued operations.       --           --         1,728,251  (16,487,296)   (4,791,643)
Cumulative effect of
 accounting changes.....       --           --           --           --        (12,838,000)
Net income (loss).......    12,390,488    9,050,286    8,050,728   (4,515,956)  (14,763,609)
Total assets............   188,170,344  171,423,690  151,912,087  138,494,114   193,291,690
Shareholders' equity....   119,667,023  112,135,049  102,970,884   91,150,230    94,308,590
Per common share:
 Income from continuing
  operations............          1.29          .94          .66         1.25           .30
 Discontinued
  operations............       --           --               .18        (1.72)         (.50)
 Cumulative effect of
  accounting  changes...       --           --           --           --              (1.34)
 Net income (loss)......          1.29          .94          .84         (.47)        (1.54)
 Cash dividends
  declared..............          .235          .15          .10          .15          .275
 Shareholders' equity...         12.49        11.71        10.75         9.52          9.85
 Market price at year
  end...................        $12.00       $10.75       $9.875       $7.125         $9.00
Weighted average shares
  outstanding and at
  year end..............     9,577,621    9,577,621    9,577,621    9,577,621     9,577,621
Number of shareholders..         1,418        1,532        1,654        1,738         1,873
Number of employees.....         1,225        1,204          955          949           979

Total assets for 1992 include operations subsequently sold.

COMMON STOCK INFORMATION
The shares of common stock of Ampco-Pittsburgh Corporation are traded on the New York Stock Exchange and on the Philadelphia Stock Exchange (symbol AP). Cash dividends have been paid on common shares in every year since 1965.

                   1996                    1995
         ------------------------ -----------------------
                        DIVIDENDS               Dividends
QUARTER   HIGH    LOW   DECLARED   High   Low   Declared
-------   ----    ---   --------   ----   ---   --------
First    $13 1/4 $10      $.025   $9 3/4 $7 3/4   $.025
Second    13 5/8 11 3/8    .025    9 1/8  8        .025
Third     12 3/8 10 1/4    .025   10 5/8  8 7/8    .025
Fourth     14    11 1/2    .160*  11 3/8  9 1/4    .075*
Year       14     10       .235*  11 3/8  7 3/4    .150*

* Includes an additional year-end dividend of $.10 per share in 1996 and $.05 per share in 1995.

DIRECTORS & OFFICERS

     Louis Berkman (1) (3)
     Director
     Chairman of the Board
     President, The Louis Berkman Company

     Robert A. Paul (1)
     Director
     President and Chief Executive Officer

     Ernest G. Siddons (1)
     Director
     Executive Vice President and
     Chief Operating Officer

     Leonard M. Carroll (2)
     Director
     Managing Director, Seneca Capital
     Management, Inc.

     William D. Eberle (2) (3)
     Director
     Private Investor

     Alvin G. Keller (1) (2) (3)
     Director
     Private Investor

     Carl H. Pforzheimer, III (2)
     Director
     Managing Partner, Carl H. Pforzheimer & Co.

     Robert J. Reilly
     Vice President Finance and
     Treasurer

     Robert F. Schultz
     Vice President Industrial Relations and
     Senior Counsel

     Rose Hoover
     Corporate Secretary

     (1) Member of the Executive Committee
     (2) Member of the Audit Committee
     (3) Member of the Salary Committee


OPERATING COMPANIES

     Union Electric Steel Corporation
     Carnegie, Pennsylvania
     Ernest G. Siddons, President

     Buffalo Pumps, Inc.
     North Tonawanda, New York
     Charles R. Kistner, President

     Buffalo Air Handling Company
     Amherst, Virginia
     William R. Phelps, President

     New Castle Industries, Inc.
     New Castle, Pennsylvania
     James D. Frankland, President

     Aerofin Corporation
     Lynchburg, Virginia
     David L. Corell, President


ANNUAL MEETING

The Annual Meeting of the Shareholders will be held at:
The USX Tower
33rd Floor Conference Room
Pittsburgh, Pennsylvania
Thursday, April 24, 1997
at 10:00 a.m.

INDEPENDENT ACCOUNTANTS
Price Waterhouse LLP
Pittsburgh, Pennsylvania


EMPLOYMENT POLICY
The Corporation is an equal opportunity employer.

10K REPORT
A copy of Ampco-Pittsburgh Corporation's Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available without charge to shareholders upon written request to:
Corporate Secretary
Ampco-Pittsburgh Corporation
600 Grant Street
Pittsburgh, Pennsylvania
15219-2700

                         AMPCO-PITTSBURGH CORPORATION
                             Pittsburgh, PA 15219