Form 10-K, Exhibit 13
period 1997-12-31
AMPCO PITTSBURGH CORP
filed 1998-03-13
CIK 6176

                                                                      Exhibit 13


                          [LOGO OF AMPCO PITTSBURGH]
                              1997 ANNUAL REPORT

[GRAPH DEPICTING NET SALES FROM 1994 THROUGH 1997]

NET SALES
dollars in millions
94      113.8
95      143.8
96      162.4
97      173.9

[GRAPH DEPICTING OPERATING INCOME FROM 1994 THROUGH 1997]

OPERATING INCOME
dollars in millions
94       8.4
95      14.2
96      18.1
97      22.0

[GRAPH DEPICTING BASIC EARNINGS PER SHARE FROM 1994 THROUGH 1997]

BASIC EARNINGS PER SHARE
dollars
94      0.84
95      0.94
96      1.29
97      1.73

                             FINANCIAL HIGHLIGHTS

AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA

                              1997      1996      1995      1994

Net Sales                   $173,906  $162,403  $143,785  $113,836

Operating Income              21,961    18,068    14,176     8,360

Net Income                    16,540    12,390     9,050     8,051

Basic Earnings Per Share        1.73      1.29      0.94      0.84

Shareholders'
Equity                      $129,416  $119,667  $112,135  $102,971

To Our Shareholders

The performance of the Corporation continues to be one of steady and significant improvement. The year 1997 was successful and included the following highlights:

  . Net income of $16,540,000 was the highest in our history.
  . Operating income improved twenty-two percent.
  . Acquisitions were completed, expanding our participation in the plastics processing and machinery industry.
  . Major capital investment continued including completion of the expansion of Union Electric Steel's facilities.

OPERATIONS

Union Electric Steel achieved record sales. Margins improved reflecting a more profitable product mix and efficiency gains from operating at the higher capacity levels provided by the capital investment. Although not material to the Corporation as a whole, the Asian financial crisis has begun to have some impact on Union Electric's incoming orders. However, expansion of product offerings and intensifying marketing efforts in other parts of the world should minimize the effect.

Results of New Castle Industries improved in the second half of the year. New Castle strengthened its marketing and manufacturing flexibility with the addition of feed screw facilities in New Hampshire and South Carolina. Acquisition of F. R. Gross Company, a manufacturer of high performance heat transfer rolls, further expanded the Corporation's product offerings in this niche.

Aerofin and Buffalo Pumps both performed well. Despite some softness in the industrial coil market, Aerofin's favorable product mix and margins resulted in near record earnings. Buffalo Pumps benefitted from strong demand for lube oil pumps from the power generation industry. Buffalo Air Handling's results were disappointing and efforts are underway to improve efficiency so as to meet the severe competitive pressures of this industry.

FINANCIAL

Sales in 1997 were $173,906,000 compared to $162,403,000 in 1996. Operating income improved to $21,961,000 in 1997 compared to $18,068,000 in 1996. Slightly higher volumes, a more profitable sales mix and improved margins, principally in forged hardened steel rolls, generated the higher earnings. The Corporation had net income of $16,540,000 in 1997, or $1.73 per share, compared to net income of $12,390,000 in 1996, or $1.29 per share. The remaining investments were divested at gains which added $.24 per share to 1997's net income compared to investment gains of $.05 per share included in 1996.

In recognition of the improvement in earnings, the regular quarterly dividend was increased from $.06 to $.09 per share effective with the January 1998 payment.

STRATEGY

The Corporation today is comprised of businesses which are market leaders in each of the industry niches they serve. In order to maintain their competitive positions and seek growth, we will invest capital prudently to reduce costs, maximize quality and expand product offerings. We will also continue to look for opportunities to acquire both related products and other manufacturing niche businesses.

OUTLOOK

The Asian situation and the strength of the dollar will have some adverse impact on American business in general, and Ampco is unlikely to escape completely unscathed. However, plans in place together with the strength of our Corporation are such that despite these factors we will prosper and grow our businesses. We enter 1998 with high levels of backlog and expect to improve both sales and operating results.

As always, we appreciate the support of our employees, customers, shareholders and suppliers. A special debt of gratitude is owed to Alvin G. Keller, who is retiring as a director after thirty-seven years of service to the Corporation.



/s/ Louis Berkman
Louis Berkman
Chairman of the Board



/s/ Robert A. Paul
Robert A. Paul
President and Chief Executive Officer



/s/ Ernest G. Siddons
Ernest G. Siddons
Executive Vice President and Chief Operating Officer

Union Electric Steel

[PHOTO OF ELECTRIC ARC FURNACE IN OPERATION]
The recently upgraded electric arc furnace at the Burgettstown plant is shown pouring molten steel into a vacuum stream degassing system.

[PHOTO OF HEAVY SECTION MILL ROLL]
This high-strength, 30,000-lb. heavy section mill roll is highly resistant to thermal abuse and will be used for the hot rolling of steel shapes such as channels, pilings and angles.

Union Electric Steel is the world's largest manufacturer of forged hardened steel rolls. It supplies ferrous and non-ferrous material finishing industries with forged hardened steel rolls used principally in the manufacture of sheet and strip products for customers in the automotive, appliance, aircraft, packaging and construction markets.

An ISO 9001 registered company, Union Electric Steel has melting, forging and some machining operations at its plant in Burgettstown, Pennsylvania. Finishing is done in Valparaiso, Indiana, Tessenderlo, Belgium and the company's headquarters plant in Carnegie, Pennsylvania. Union Electric Steel also has an electroslag remelt facility in Erie, Pennsylvania.

A significant capital expansion program was principally completed in 1997, resulting in increased capacity and record shipments.During the past year, Union Electric Steel launched trials of rolls, manufactured from newly developed forged material, suitable for hot rolling of ferrous products traditionally supplied by manufacturers of cast rolls. Evaluations in customers' hot strip roughing mills, hot strip finishing mills and hot section structural mills have been favorable and resulted in repeat orders.

The company continues to be a recognized worldwide leader in the production of high alloy, ultra deep hardened work rolls and back-up rolls to meet the needs of the domestic and international markets.

Business Expansion

Ampco-Pittsburgh Corporation is continuing to expand its participation in the growing plastics processing and machinery industry. During the second half of 1997, the Corporation added Atlantic Grinding & Welding and F. R. Gross Company to the New Castle Industries group of companies. This follows the acquisition of Bimex, a producer of bimetallic barrels, in 1995. The Corporation now designs, engineers and manufactures feed screws, barrels, chill rolls and heat transfer rolls.

[PHOTO OF THE F.R. GROSS COMPANY OFFICES AND PLANT IN STOW, OHIO]

The Corporation acquired the F. R. Gross Company in July. In operation since 1955, this Stow, Ohio, company's principal business is the design and manufacture of high performance heat transfer rolls used in the plastics, paper, packaging, printing and converting industries. Gross rolls, using the Equatherm(R) spiral, are custom designed for maximum heat transfer with minimum operating expense in the most demanding applications.

In August, Atlantic Grinding & Welding, Inc. became part of New Castle Industries. Serving the plastics processing industry since 1972 from its principal feed screw manufacturing operation in New Hampshire together with a small unit in South Carolina, the company's two plants became known as Atlantic North and Atlantic South. These two locations complement and expand New Castle's capabilities, particularly in the design, building and repair of screws for the injection market. The Atlantic South business is in the process of moving to a larger, modern facility and will be fully operational in March 1998.

[PHOTO OF THE ATLANTIC NORTH OPERATION IN LONDONDERRY, NEW HAMPSHIRE]

[PHOTO OF ATLANTIC SOUTH'S NEW PLANT IN WEST COLUMBIA, SOUTH CAROLINA]

New Castle Industries . F. R. Gross Company

[PHOTO OF A CNC LATHE IS MACHINING THE OUTER SHELL OF A HIGH PERFORMANCE HEAT TRANSFER ROLL AT F.R. GROSS COMPANY]

[PHOTO OF A FEED SCREW ON AN AUTOMATIC PLASMA TRANSFER ARC WELDER AT ATLANTIC NORTH'S PLANT IN NEW HAMPSHIRE]

[PHOTO OF COMPOUNDING MACHINE]
New Castle Industries built this large compounding machine for a chemical company to extrude low density polyethylene sheets in Canada.

The acquisition of Atlantic Grinding & Welding has enabled New Castle Industries to extend its marketing and service reach from its Feed Screws plant in New Castle, Pennsylvania, to New England and the southeastern states. With its Bimex Division in Wisconsin, the company offers an integrated line of injection and extrusion feed screws and bimetallic barrels for the plastics processing industry, and has become one of the largest screw and barrel manufacturers in North America.

New Castle also makes hard chrome chill rolls in a wide range of finishes from mirror to matte surfaces, while its sister company, F. R. Gross, manufactures high performance heat transfer rolls, as described on page 4. Focus of the companies is to add value for customers by providing solutions to problems through engineering and design.

New Castle, as illustrated in the picture below, also has the capability to engineer, build and retrofit extruders, injection molding machines and presses.

Buffalo Pumps . Buffalo Air Handling . Aerofin

[PHOTO OF PUMP CASINGS]
Double suction bronze pump casings for chilled water applications await final assembly and painting at Buffalo Pumps.

Buffalo Pumps, another ISO 9001 registered company, is an industry leader in the custom design and manufacture of centrifugal pumps for applications in the marine defense, lube oil, refrigeration and power generation markets. Its plant and offices are in North Tonawanda, New York.

In the second half of 1997, the company introduced its re-engineered CAN-O-MATIC(R) -R pump to the refrigeration industry. This new pump offers customers in that market a cost-efficient product with the reliability of a seal-less pump.

Buffalo Air Handling, from its plant in Amherst, Virginia, manufactures large standard and custom air handling systems that control indoor air quality in buildings for a wide range of markets such as health care, education, manufacturing and commerce.

To service the needs of certain segments of the air handling market, the company has developed the Buffalo Air 2000, a pre-engineered unit, which it will begin to market in 1998.

[PHOTO OF AIR HANDLER]
Buffalo Air Handling fabricated this custom unit for supplying conditioned air to a paint facility.

[PHOTO OF COIL ASSEMBLY]
This heavy duty coil assembly will be used to preheat boiler air in a refuse-fired power plant.

Aerofin, located in Lynchburg, Virginia, builds spiral wound finned tube heat exchange coils for use in heating, ventilating and air conditioning systems. The company specializes in heavy duty custom applications for process heating and cooling, pulp and paper mills, air cooled process equipment, energy and solvent recovery, as well as combustion air preheat and flue gas reheat.

Primary among Aerofin's activity in 1997 was the acquisition of a plate fin product line with limited manufacturing capacity. The success of this product line addition has resulted in the placement of an order for a complete state-of-the-art plate fin line to come on stream by January 1999. This will provide Aerofin with increased sales opportunities in the HVAC and industrial markets.

FINANCIAL REPORT

TABLE OF CONTENTS

                                                    PAGE
Consolidated Balance Sheets........................   8
Consolidated Statements of Income..................   9
Consolidated Statements of Retained
 Earnings (Deficit)................................   9
Consolidated Statements of Cash Flows..............  10
Notes to Consolidated Financial Statements.........  11
Quarterly Information..............................  17
Five-Year Summary of Selected Financial Data.......  17
Management's Discussion and Analysis of Financial
 Condition and Results of Operations...............  18

REPORT OF INDEPENDENT ACCOUNTANTS

PRICE WATERHOUSE LLP

To the Board of Directors
and Shareholders of
Ampco-Pittsburgh Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of retained earnings and of cash flows present fairly, in all material respects, the financial position of Ampco-Pittsburgh Corporation and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

600 Grant Street
Pittsburgh, Pennsylvania 15219
January 28, 1998

CONSOLIDATED BALANCE SHEETS

                                                          DECEMBER 31,
                                                        1997          1996
                                                        ----          ----
Assets
  Current assets:
    Cash and cash equivalents...................... $ 21,695,512  $ 25,510,231
    Receivables, less allowance for doubtful
     accounts of
     $629,677 in 1997 and $629,362 in 1996.........   35,024,843    32,043,626
    Inventories....................................   35,452,494    33,223,110
    Investments available for sale.................      --          4,409,320
    Other..........................................    4,530,430     4,056,780
                                                    ------------  ------------
      Total current assets.........................   96,703,279    99,243,067
  Property, plant and equipment, at cost:
    Land and land improvements.....................    4,825,973     4,381,980
    Buildings......................................   25,424,177    20,480,294
    Machinery and equipment........................  108,999,527    93,601,088
                                                    ------------  ------------
                                                     139,249,677   118,463,362
    Accumulated depreciation.......................  (66,714,835)  (61,134,960)
                                                    ------------  ------------
      Net property, plant and equipment............   72,534,842    57,328,402
  Unexpended industrial revenue bond proceeds......    2,218,317     9,766,938
  Prepaid pension..................................   13,679,592    13,989,592
  Other noncurrent assets..........................   11,709,131     7,842,345
                                                    ------------  ------------
                                                    $196,845,161  $188,170,344
                                                    ============  ============
Liabilities and Shareholders' Equity
  Current liabilities:
    Accounts payable............................... $  8,638,073  $  8,631,404
    Accrued payrolls and employee benefits.........    7,747,474     7,819,253
    Other..........................................    7,373,110     9,718,430
                                                    ------------  ------------
      Total current liabilities....................   23,758,657    26,169,087
  Employee benefit obligations.....................   16,755,483    17,122,983
  Industrial revenue bond debt.....................   12,586,000    12,586,000
  Deferred income taxes............................   11,329,110     9,944,670
  Other noncurrent liabilities.....................    3,000,124     2,680,581
                                                    ------------  ------------
      Total liabilities............................   67,429,374    68,503,321
  Shareholders' Equity:
    Preference stock--no par value; authorized
     3,000,000 shares;
     none issued...................................      --            --
    Common stock--par value $1; authorized
     20,000,000 shares;
     issued and outstanding 9,577,621 shares.......    9,577,621     9,577,621
    Additional paid-in capital.....................  102,555,980   102,555,980
    Retained earnings..............................   16,602,063     2,648,036
                                                    ------------  ------------
                                                     128,735,664   114,781,637
    Cumulative translation adjustments.............    1,076,141     2,559,222
    Minimum pension liability adjustment...........     (396,018)     (194,615)
    Unrealized holding gains on securities.........      --          2,520,779
                                                    ------------  ------------
      Total shareholders' equity...................  129,415,787   119,667,023
                                                    ------------  ------------
                                                    $196,845,161  $188,170,344
                                                    ============  ============

                See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME

                                           FOR THE YEAR ENDED DECEMBER 31,
                                            1997         1996         1995
                                            ----         ----         ----
   Net sales........................... $173,906,315 $162,402,805 $143,785,139
                                        ------------ ------------ ------------
   Operating costs and expenses:
     Cost of products sold (excluding
      depreciation)....................  120,075,719  113,933,520  103,103,255
     Selling and administrative........   25,197,129   24,248,794   20,822,760
     Depreciation......................    6,672,483    6,152,433    5,683,123
                                        ------------ ------------ ------------
                                         151,945,331  144,334,747  129,609,138
                                        ------------ ------------ ------------
   Income from operations..............  21,960,984   18,068,058    14,176,001
   Other income (expense):
     Gain on sale of investments.......    3,489,228      518,589      --
     Other income (expense)--net.......      454,773      183,841     (200,715)
                                        ------------ ------------ ------------
   Income before income taxes..........   25,904,985   18,770,488   13,975,286
   Income taxes........................    9,365,000    6,380,000    4,925,000
                                        ------------ ------------ ------------
   Net income.......................... $ 16,539,985 $ 12,390,488 $  9,050,286
                                        ============ ============ ============
   Basic earnings per share............ $       1.73 $       1.29 $        .94
                                        ============ ============ ============
   Weighted average number of common
    shares outstanding.................    9,577,621    9,577,621    9,577,621
                                        ============ ============ ============


CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

                                          FOR THE YEAR ENDED DECEMBER 31,
                                           1997         1996          1995
                                           ----         ----          ----
   Retained earnings (deficit) at
    beginning of year.................. $ 2,648,036  $(7,491,711) $(15,104,987)
   Net income..........................  16,539,985   12,390,488     9,050,286
                                        -----------  -----------  ------------
                                         19,188,021    4,898,777    (6,054,701)
   Cash dividends declared, $.27 per
    share in 1997,
    $.235 per share in 1996 and $.15
    per share in 1995..................  (2,585,958)  (2,250,741)   (1,437,010)
                                        -----------  -----------  ------------
   Retained earnings (deficit) at end
    of year............................ $16,602,063  $ 2,648,036  $ (7,491,711)
                                        ===========  ===========  ============

                See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                          FOR THE YEAR ENDED DECEMBER 31,
                                           1997          1996          1995
                                           ----          ----          ----
Cash flows from operating activities:
  Net income.........................  $ 16,539,985  $ 12,390,488  $  9,050,286
  Adjustments to reconcile net income
   to net cash flows from operating
   activities:
    Depreciation.....................     6,672,483     6,152,433     5,683,123
    Gain on sale of investments......    (3,489,228)     (518,589)      --
    Deferred income taxes............     3,565,000     3,787,000     3,328,000
    Other--net.......................       289,206       649,415       324,772
    Changes in assets/liabilities,
     net of effects from
     business acquisitions:
      Receivables....................    (1,771,708)   (4,096,165)        6,147
      Inventories....................    (2,190,829)      (13,434)     (808,997)
      Other assets...................       (71,752)    1,258,330     1,621,250
      Accounts payable...............    (1,018,684)      607,939       137,821
      Accrued payrolls and employee
       benefits......................      (212,999)      159,337      (161,635)
      Other liabilities..............    (4,158,879)   (2,533,659)   (1,537,846)
                                       ------------  ------------  ------------
  Net cash flows from operating
   activities........................    14,152,595    17,843,095    17,642,921
                                       ------------  ------------  ------------
Cash flows from investing activities:
  Purchases of property, plant and
   equipment.........................   (15,085,620)   (8,901,966)   (4,636,779)
  Unexpended industrial revenue bond
   proceeds..........................     7,548,621    (9,766,938)      --
  Business acquisitions..............   (11,966,579)      --        (16,000,000)
  Proceeds from sales of investments.     4,907,484     1,101,939       --
                                       ------------  ------------  ------------
  Net cash flows from investing
   activities........................   (14,596,094)  (17,566,965)  (20,636,779)
                                       ------------  ------------  ------------
Cash flows from financing activities:
  Dividends paid.....................    (3,256,684)   (1,436,643)     (958,250)
  Proceeds from industrial revenue
   bonds.............................     7,116,000    11,236,000       --
  Repayment of industrial revenue
   bonds.............................    (7,116,000)      --            --
                                       ------------  ------------  ------------
  Net cash flows from financing
   activities........................    (3,256,684)    9,799,357      (958,250)
Effect of exchange rate changes on
 cash................................      (114,536)     (118,519)      176,450
                                       ------------  ------------  ------------
Net increase (decrease) in cash......    (3,814,719)    9,956,968    (3,775,658)
Cash and cash equivalents at
 beginning of year...................    25,510,231    15,553,263    19,328,921
                                       ------------  ------------  ------------
Cash and cash equivalents at end of
 year................................  $ 21,695,512  $ 25,510,231  $ 15,553,263
                                       ============  ============  ============
Supplemental information:
  Income tax payments................  $  7,649,541  $  3,298,598  $    538,734
  Interest payments..................       523,555       287,887       197,897


                See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DESCRIPTION OF BUSINESS
Ampco-Pittsburgh Corporation is in one business segment that manufactures and sells principally custom engineered equipment. The Corporation's operating businesses, major products and principal markets are: Union Electric Steel-- forged hardened steel rolls for steel and aluminum producers; New Castle Industries-- feed screws, barrels and chill rolls and F. R. Gross--heat transfer rolls, both of which sell principally to the plastics processing and machinery industry; Aerofin--finned tube heat exchange coils, Buffalo Air Handling--air handling systems, and Buffalo Pumps--centrifugal pumps, all of which sell to a variety of commercial and industrial users. Based on sales, Union Electric Steel is the largest company with most of the other operating units approximately equal to each other.

NOTE 1--ACCOUNTING POLICIES:
Ampco-Pittsburgh Corporation's accounting policies conform to generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. A summary of the significant accounting policies followed by the Corporation is presented below to assist the reader in evaluating the financial statements. Certain amounts for preceding periods have been reclassified for comparibility with the 1997 presentation.

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

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are recorded at cost with depreciation computed on the straight-line method over the following estimated useful lives: land improvements--15 to 20 years, buildings--25 to 45 years and machinery and equipment--5 to 20 years. Expenditures that extend economic useful lives are capitalized. Routine maintenance is charged to operating results. Gains or losses are recognized on retirements or disposals.

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

INCOME TAXES
Income taxes are recognized during the year in which transactions enter into the determination of financial statement income. Deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities.

EARNINGS PER SHARE
Effective for the year ended December 31, 1997, the Corporation adopted the method for computing and presenting earnings per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share". Basic earnings per share is computed on the basis of the weighted average number of shares of stock outstanding. Currently there are no potentially dilutive securities; accordingly, basic earnings per share and dilutive earnings per share are equivalent.

NOTE 2--ACQUISITIONS:
Effective July 1, 1997, the Corporation acquired F. R. Gross Company, a small Ohio manufacturer, for approximately $9,400,000 cash, including debt assumed and retired. The acquisition was accounted for as a purchase; accordingly, the purchase price was allocated to the net assets acquired based upon their estimated fair market values. The excess of the purchase price over the estimated fair value of the tangible net assets acquired amounted to approximately $4,500,000, which has been accounted for as goodwill and is being amortized over thirty years using the straight-line method.

Effective August 1, 1997, the Corporation purchased Atlantic Grinding & Welding, Inc. for approximately $2,600,000 cash, including debt assumed and retired. This small manufacturer of feed screws, with operations in New Hampshire and South Carolina, will expand New Castle Industries' market coverage to the plastics processing and machinery industry.

The Asset Purchase Agreements for F. R. Gross and Atlantic Grinding & Welding provide for additional payments to the former owners contingent on future earnings. Any additional payments made will be accounted for as goodwill and amortized over the remaining life of the original goodwill.

In May, 1995, the Corporation acquired Buffalo Air Handling Company for $12,200,000 in cash and in October, 1995, Bimex Corporation was acquired for $3,800,000 in cash. Both acquisitions were accounted for as purchase transactions. For Buffalo Air Handling Company, the excess of the purchase price over the estimated fair value of the tangible net assets acquired amounted to approximately $3,500,000 which has been accounted for as goodwill and is being amortized over thirty years using the straight-line method.

NOTE 3--INVESTMENTS:
In connection with the sale of its remaining investments, including the stock holdings of Northwestern Steel and Wire Company previously classified as available for sale, the Corporation recognized pre-tax gains of $3,489,000 in 1997 and $519,000 in 1996.

NOTE 4--INVENTORIES:

                                                                 (in thousands)
                                                                  1997    1996
                                                                 ------- -------
Raw materials................................................... $ 6,214 $ 6,384
Work-in-process.................................................  23,905  20,945
Finished goods..................................................   3,440   3,886
Supplies........................................................   1,893   2,008
                                                                 ------- -------
                                                                 $35,452 $33,223
                                                                 ======= =======

The carrying amount of inventories valued on the LIFO method approximates current cost at December 31, 1997 and 1996. Approximately 87% of the inventory was valued using the LIFO method in 1997 and 85% in 1996.

NOTE 5--BORROWING ARRANGEMENTS:
The Corporation maintains a revolving credit agreement (RCA) which provides for a bank commitment of up to $7,500,000 expiring in September 1998. In addition, the Corporation maintains short-term lines of credit of approximately $7,000,000. There were no bank borrowings outstanding at either December 31, 1997 or 1996, with only minimal line of credit borrowings during each of the years.

The Corporation's RCA requires, among other things, the maintenance of certain financial covenants including minimum net worth and ratios of interest coverage and debt to equity. The Corporation is in compliance with the applicable bank covenants as of December 31, 1997.

In 1996, the Corporation issued two series of tax-exempt Industrial Revenue Bonds totalling $11,236,000; due to anticipated capital expenditures exceeding limitations prescribed for tax-exempt financings, one of the series for $7,116,000 was refinanced in 1997 with a taxable issue. The presently unexpended proceeds of the remaining tax-exempt series are presented as a noncurrent asset on the balance sheet. As required by the Trust Indenture Agreement, these funds have been invested in liquid, highly rated securities, and are carried at cost which approximates market. Principal on the tax-exempt and taxable bonds matures in 2020 and 2027, respectively. Interest on the tax-exempt bonds, including a 1987 tax-exempt issue for $1,350,000 which is due in 2002, are at floating rates which averaged 3.9% during the year. Interest on the taxable bonds from their issuance in November 1997 averaged 5.8%.

NOTE 6--OPERATING LEASES:
The Corporation leases office space and certain production machinery and computer equipment. Operating lease payments were $1,800,000 in 1997, $1,745,000 in 1996 and $1,885,000 in 1995. Operating lease payments for subsequent years are as follows:

1998               $1,872,000                           2001                                 $  721,000
1999                1,209,000                           2002                                    699,000
2000                1,095,000                           Thereafter                            1,229,000

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

The net pension cost for the Corporate-sponsored pension plans consists of the following components:

                                                         (in thousands)
                                                      1997      1996     1995
                                                      ----      ----     ----
Service cost....................................... $  1,206  $  1,143  $   889
Interest cost on projected benefit obligation......    5,712     5,214    5,125
Return on plan assets..............................  (25,324)  (12,111)  (5,337)
Net amortization and deferral......................   19,105     6,385      274
                                                    --------  --------  -------
Net pension cost................................... $    699  $    631  $   951
                                                    ========  ========  =======

The reconciliation of the funded status for the pension plan in which assets exceed the projected benefit obligation is as follows:

                                                               (in thousands)
                                                                1997     1996
                                                                ----     ----
Actuarial present value of:
  Vested benefit obligation.................................. $ 71,299  $64,981
                                                              ========  =======
  Accumulated benefit obligation............................. $ 75,523  $68,319
                                                              ========  =======
  Projected benefit obligation............................... $ 78,881  $72,337
Plan assets at fair value....................................  113,037   91,850
                                                              --------  -------
Plan assets in excess of projected benefit obligation........   34,156   19,513
Unrecognized gain............................................  (20,476)  (5,523)
                                                              --------  -------
Prepaid pension.............................................. $ 13,680  $13,990
                                                              ========  =======

Assumptions used for the Corporation's defined benefit plans for each of the three years ended December 31, 1997 include:

                                                               1997  1996  1995
                                                               ----  ----  ----
Discount rate at year end for projected benefit obligation.... 7.25% 7.75% 7.25%
Expected long-term rate of return on assets...................  8.5%  8.5%  8.5%
Rate of increases in compensation.............................  3.0%  3.0%  3.0%

The pension plans' assets principally comprise:

                                                                      (Percent)
                                                                     1997  1996
                                                                     ----  ----
Preferred and common stocks.........................................  72.3  72.1
Industrial and financial obligations................................  22.1  23.4
United States government obligations................................   3.7   2.9
Miscellaneous and temporary investments.............................   1.9   1.6
                                                                     ----- -----
                                                                     100.0 100.0
                                                                     ===== =====

The Corporation maintains a nonqualified defined benefit plan to provide supplemental retirement benefits for selected executives in addition to benefits provided under the Corporate-sponsored pension plans. In December 1997, $1,000,000 was contributed to a grantor tax trust known as a "Rabbi" trust, which is included in other noncurrent assets. The assets of the trust are subject to claims of the Corporation's creditors but otherwise must be used only for purposes of providing benefits under the plan. For financial reporting purposes, the plan is treated as a non-funded pension plan, the reconciliation of which is as follows:

                                                              (in thousands)
                                                               1997     1996
                                                               ----     ----
Actuarial present value of:
  Vested benefit obligation.................................. $ 2,804  $ 2,367
                                                              =======  =======
  Accumulated benefit obligation............................. $ 2,969  $ 2,488
                                                              =======  =======
  Projected benefit obligation............................... $ 3,465  $ 2,754
Unrecognized future compensation increases...................    (496)    (266)
                                                              -------  -------
Accrued pension cost included in employee benefit
 obligations................................................. $ 2,969  $ 2,488
                                                              =======  =======

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

The Corporation also provides health care and life insurance benefits to some former employees of discontinued operations. This obligation had been estimated at the time of disposal and was included as a component of the liability for discontinued operations.

The Corporation's postretirement health care and life insurance plans are unfunded.

The Corporation's APBO for continuing and discontinued businesses consists of the following:

                                                                (in thousands)
                                                                 1997    1996
                                                                 ----    ----
APBO attributable to:
  Current retirees............................................. $ 6,939 $ 7,162
  Fully eligible active plan participants......................     184     162
  Other plan participants......................................   2,061   1,796
                                                                ------- -------
Total APBO.....................................................   9,184   9,120
Unrecognized gain..............................................   5,073   5,699
                                                                ------- -------
Accrued retiree benefits....................................... $14,257 $14,819
                                                                ======= =======

The net postretirement benefit cost consists of the following components:

                                                             (in thousands)
                                                            1997   1996   1995
                                                            -----  -----  -----
Service cost............................................... $  90  $  85  $ 130
Interest on APBO...........................................   697    651    922
Amortization of unrecognized gain..........................  (589)  (594)  (408)
                                                            -----  -----  -----
Net postretirement benefit
 cost...................................................... $ 198  $ 142  $ 644
                                                            =====  =====  =====

The following assumptions were utilized for measurement purposes of the APBO:

                                                                    1997  1996
                                                                    ----  ----
Medical inflation rate.............................................  6.5%  7.5%
  Gradual reduction to the year 2001 and to remain level
   thereafter......................................................  5.0%  5.5%
Discount rate...................................................... 7.25% 7.75%

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

After the Rights become exercisable, if anyone acquires 30% or more of the Corporation's stock or assets, merges into the Corporation or engages in certain other transactions, each Right may be used to purchase shares of the Corporation's common stock (or, under certain conditions, the acquirer's common stock) worth twice the exercise price. The Corporation may redeem the Rights, which expire in November 1998, for five cents per Right under certain circumstances. At December 31, 1997, there are 3,000,000 shares of unissued preference stock, of which 100,000 shares have been designated as Series A Preference Stock for issuance in connection with these Rights.

NOTE 10--STOCK OPTION PLAN:
In 1997, the shareholders approved a stock option plan authorizing the issuance of options for 300,000 shares of common stock to selected employees. Under the terms of the plan, options may be either incentive or non-qualified. Options granted under the plan are subject to terms, including exercise price and conditions and timing of exercise, determined by the Salary Committee of the Board of Directors. There were no options granted under the plan during 1997.

NOTE 11--FINANCIAL INSTRUMENTS:
FORWARD FOREIGN EXCHANGE CONTRACTS
The Corporation's Belgian operation is subject to risk from exchange rate fluctuations in connection with its regular purchases in U.S. dollars of semi-finished and finished roll products from its U.S. parent. In order to minimize this risk, forward foreign exchange contracts are purchased as hedges of these anticipated purchase transactions. At December 31, 1997, the Belgian operation had monthly forward exchange contracts through 1999 to purchase an aggregate of $9,600,000 of U.S. dollars, representing approximately forty percent of anticipated requirements. Gains and losses on forward exchange contracts which hedge exposures on anticipated foreign currency commitments are deferred and recognized as adjustments to the bases of the inventory acquired. The deferred unrealized gain on forward exchange contracts at December 31, 1997 was $1,100,000.

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

NOTE 12--INCOME TAXES:
Income taxes consisted of:

                                                            (in thousands)
                                                          1997    1996    1995
                                                          ----    ----    ----
Current:
  Federal............................................... $4,451  $2,014  $1,030
  State.................................................    720     600     540
  Foreign...............................................    629     (21)     27
                                                         ------  ------  ------
                                                          5,800   2,593   1,597
                                                         ------  ------  ------
Deferred:
  Federal...............................................  3,611   3,854   3,444
  State.................................................    124      72    (242)
  Foreign...............................................   (170)   (139)    126
                                                         ------  ------  ------
                                                          3,565   3,787   3,328
                                                         ------  ------  ------
                                                         $9,365  $6,380  $4,925
                                                         ======  ======  ======

Deferred tax assets and liabilities comprise the following:

                                                             (in thousands)
ASSETS                                                        1997      1996
------                                                        ----      ----
Employment-related liabilities............................. $  5,840  $  5,984
Capital loss carryforward..................................   11,923    13,139
Other......................................................    4,301     5,033
                                                            --------  --------
Gross deferred tax assets..................................   22,064    24,156
Valuation allowance........................................  (11,923)  (12,173)
                                                            --------  --------
                                                              10,141    11,983
                                                            --------  --------
LIABILITIES
-----------
Depreciation...............................................  (11,831)  (11,610)
Prepaid pension............................................   (5,472)   (5,596)
Foreign deferred tax.......................................   (1,090)   (1,260)
                                                            --------  --------
Gross deferred tax liabilities.............................  (18,393)  (18,466)
                                                            --------  --------
Net deferred tax liability................................. $ (8,252) $ (6,483)
                                                            ========  ========

For federal income tax purposes, the Corporation has an unused capital loss carryforward at December 31, 1997 of $34,067,000 which expires in 1998. The Corporation has recorded a valuation allowance with respect to the future tax benefit of the capital loss carryforward reflected as a deferred tax asset due to the uncertainty of its ultimate realization.

The deferred income taxes included in other current assets on the balance sheet for 1996 have been reduced by $1,455,000 for the tax effect related to the unrealized holding gains of the Corporation's investments available for sale.

The difference between the U.S. federal income tax statutory rate and the Corporation's effective income tax rate is as follows:

                                                                 (Percent)
                                                               1997  1996  1995
                                                               ----  ----  ----
Computed at statutory rate.................................... 35.0  35.0  35.0
Foreign income taxes..........................................  0.4  (0.1)  0.2
State income taxes............................................  1.8   2.1   0.8
Valuation reserve.............................................   .6  (1.0) (4.7)
Adjustment to prior year tax accruals.........................  --    --    2.1
Other--net.................................................... (1.6) (2.0)  1.8
                                                               ----  ----  ----
                                                               36.2  34.0  35.2
                                                               ====  ====  ====

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

NOTE 13--FOREIGN CURRENCY TRANSLATION ADJUSTMENTS:

Cumulative translation adjustments included as a component of shareholders' equity are as follows:

                                                                  (in thousands)
                                                                     INCREASE
                                                                    (DECREASE)
                                                                    ----------
December 31, 1994 ...............................................    $ 2,710
  1995 translation adjustment....................................        787
                                                                     -------
December 31, 1995................................................      3,497
  1996 translation adjustment....................................       (938)
                                                                     -------
December 31, 1996................................................      2,559
  1997 translation adjustment....................................     (1,483)
                                                                     -------
December 31, 1997................................................    $ 1,076
                                                                     =======

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

In addition to the litigation noted above, the Corporation is from time to time subject to routine litigation incidental to its business. The Corporation believes that the results of the above noted litigation and other pending legal proceedings will not have a material adverse effect on the Corporation's financial condition, results of operations or liquidity.

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

                                                          (in thousands)
                                                              U.S.     Non U.S.
                                                   Total   operations operations
                                                   -----   ---------- ----------
1997
----
Net sales*....................................... $173,906  $165,190   $23,386
Identifiable assets..............................  196,845   181,323    15,522
Capital expenditures.............................   15,086    14,749       337
Depreciation.....................................    6,672     6,271       401
Contributions to operating income................   21,961    20,287     1,674
1996
----
Net sales*....................................... $162,403  $153,064   $19,439
Identifiable assets..............................  188,170   173,061    15,109
Capital expenditures.............................    8,902     8,620       282
Depreciation.....................................    6,152     5,679       473
Contributions to operating income................   18,068    17,411       657
1995
----
Net sales*....................................... $143,785  $133,210   $18,658
Identifiable assets..............................  171,424   155,259    16,165
Capital expenditures.............................    4,637     4,184       453
Depreciation.....................................    5,683     5,208       475
Contributions to operating income................   14,176    13,775       401

*Total net sales exclude intercompany sales of: $14,670 in 1997, $10,100 in 1996 and $8,083 in 1995

Net sales from U.S. operations, excluding those to a subsidiary company, include export sales of $36,997,000 in 1997, $37,795,000 in 1996 and
$29,422,000 in 1995. Included in identifiable assets of U.S. operations are amounts attributable to either investments or discontinued operations of $1,350,000 in 1997, $7,792,000 in 1996 and $11,551,000 in 1995.

In September 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 requires certain disclosures about segment information in interim and annual financial statements and related information about products and services, geographic areas and major customers. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments. The Corporation must adopt the provisions of SFAS No. 131 for its consolidated financial statements for the year ending December 31, 1998.

The adoption of SFAS No. 131 will not effect the measurement of the Corporation's financial position, results of operations or cash flows; the Corporation is reviewing possible changes in disclosures that may be necessary.

QUARTERLY INFORMATION--UNAUDITED

                                        (in thousands, except per share data)
                                        FIRST  SECOND   THIRD  FOURTH
                                       QUARTER QUARTER QUARTER QUARTER   YEAR
                                       ------- ------- ------- -------   ----
1997
----
Net sales............................. $40,834 $43,091 $41,628 $48,353 $173,906
Gross profit(1).......................  12,973  13,403  12,795  14,660   53,831
Income from operations................   5,382   5,808   4,770   6,001   21,961
Net income(2).........................   3,795   4,332   4,550   3,863   16,540
Basic earnings per share..............     .40     .45     .48     .40     1.73
1996
----
Net sales............................. $41,099 $40,767 $38,497 $42,040 $162,403
Gross profit(1).......................  11,717  12,243  10,974  13,535   48,469
Income from operations................   4,170   4,552   3,771   5,575   18,068
Net income(3).........................   2,648   2,910   2,369   4,463   12,390
Basic earnings per share..............     .28     .30     .25     .47     1.29

NOTES
1. Gross profit as used herein does not include a charge for depreciation.
2. Included in net income for 1997 are gains on sales of investments, net of deferred taxes, of $140, $469 and $1,659 in the first, second and third quarters, respectively.
3. Included in net income in the fourth quarter of 1996 is a gain on sale of an investment of $485.
--------------------------------------------------------------------------------

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

                                              YEAR ENDED DECEMBER 31,
                              1997         1996         1995         1994         1993
                              ----         ----         ----         ----         ----
Net sales...............  $173,906,315 $162,402,805 $143,785,139 $113,836,181 $108,846,416
Income from operations..    21,960,984   18,068,058   14,176,001    8,359,705    5,698,614
Income from continuing
 operations.............    16,539,985   12,390,488    9,050,286    6,322,477   11,971,340
Discontinued operations.       --           --           --         1,728,251  (16,487,296)
Net income (loss).......    16,539,985   12,390,488    9,050,286    8,050,728   (4,515,956)
Total assets............   196,845,161  188,170,344  171,423,690  151,912,087  138,494,114
Shareholders' equity....   129,415,787  119,667,023  112,135,049  102,970,884   91,150,230
Per common share:
Income from continuing
 operations.............          1.73         1.29          .94          .66         1.25
Discontinued operations.       --           --           --               .18        (1.72)
Net income (loss).......          1.73         1.29          .94          .84         (.47)
Cash dividends declared.           .27         .235          .15          .10          .15
Shareholders' equity....         13.51        12.49        11.71        10.75         9.52
Market price at year
 end....................      $19.5625       $12.00       $10.75       $9.875       $7.125
Weighted average shares
 outstanding and at year
 end....................     9,577,621    9,577,621    9,577,621    9,577,621    9,577,621
Number of shareholders..         1,312        1,418        1,532        1,654        1,738
Number of employees.....         1,340        1,225        1,204          955          949

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

1997 COMPARED TO 1996
OPERATIONS
Net sales of $173,906,000 in 1997 were increased by $11,503,000 or 7.1%
compared with sales of $162,403,000 in 1996. Approximately one-half of this increase is attributed to the 1997 acquisitions of F. R. Gross and Atlantic Grinding & Welding while overall sales at other operations were higher by 3.5%. Most of the Corporation's operations experienced higher shipment levels due primarily to improved economic activity in domestic markets along with slower growth in markets outside of the U.S. The order backlog at December 31, 1997 of $115,200,000 compares with $112,300,000 at December 31, 1996. The acquired businesses contributed $5,000,000 to the backlog while the remaining operations declined slightly. This decline is in part due to a slowing of forged steel roll orders from customers in Asia and the Pacific Rim, partially offset by strong bookings for domestic mills and the plastics processing and machinery industry.

The cost of products sold, excluding depreciation, in relationship to net sales was 69.0% in 1997 compared to 70.2% in 1996. A more profitable sales mix together with increased margins, principally in forged steel rolls, resulted in an improved ratio of cost of products sold to sales in 1997.

Selling and administrative expenses increased by $948,000 in 1997 due to the impact of the businesses acquired during the year. The relationship of selling and administrative expenses to net sales declined to 14.5% in 1997 compared to 14.9% in 1996.

Depreciation expense of $6,672,000 in 1997 compares with $6,152,000 in 1996. The increase is attributable to high capital expenditure levels in both years and the impact of the acquisitions.

As a result of improved margins, a more profitable sales mix and slightly higher volumes, income from operations increased 21.5% for 1997 to $21,961,000 compared to $18,068,000 in 1996.

Gains on sales of investments of $3,489,000 were realized in 1997 compared with $519,000 in 1996.

Other income (expense) net was $455,000 in 1997 as compared to $184,000 in 1996. The previous year included losses on disposals of equipment and lower foreign exchange transaction gains.

As a result of all of the above, the Corporation had net income of $16,540,000 in 1997 compared to $12,390,000 in 1996.

  LIQUIDITY AND CAPITAL RESOURCES
Net cash flows from operating activities were positive for 1997 at $14,153,000 and compare with positive cash flows of $17,843,000 for 1996. While income from operations increased by $3,893,000 in 1997, operating cash flows declined primarily due to an increase in working capital requirements and a full year of federal income tax payments following utilization of tax loss carryforwards in mid-1996.

Net cash outflows from investing activities were $14,596,000 in 1997 and compare with cash outflows of $17,567,000 in 1996. Capital expenditures for 1997 totaled $15,086,000 compared to $8,902,000 in 1996. The major expenditure in 1997 was for plant and equipment at Union Electric Steel. Unexpended industrial revenue bond proceeds of $9,767,000 were available to fund a portion of this capital program and $7,549,000 of these proceeds were drawn down during 1997. The remaining proceeds of $2,218,000 will be available to finance a portion of Union Electric Steel's capital program, which along with other approved appropriations carried forward into 1998 total $7,000,000. Funds generated internally are expected to be sufficient to finance the balance of the capital expenditures.

The net cash outflow from investing activities in 1997 includes $11,967,000 for the purchases of F. R. Gross and Atlantic Grinding & Welding. The Corporation disposed of all of its stock and other investment interests, including its stock holdings in Northwestern Steel and Wire Company, receiving proceeds of $4,907,000 in 1997 and $1,102,000 in 1996.

Cash outflows with respect to financing activities in 1997 reflect an increase in the quarterly dividend rate to $.06 per share compared to $.025 per share in 1996, and an additional prior year-end dividend of $960,000 in 1997 or $.10 per share, as compared to $.05 per share paid in 1996. The regular quarterly dividend rate was increased from $.06 per share to $.09 per share effective with the January 31, 1998 payment. Cash flows from financing activities in 1997 include the issuance of taxable Industrial Revenue Bonds, the proceeds of which were used to refinance a tax-exempt issue of the same amount. Cash flows in 1996 include receipt of $11,236,000 from the issuance of tax-exempt Industrial Revenue Bonds.

As a result of all of the above, cash and cash equivalents decreased by $3,815,000 in 1997 and ended the year at $21,696,000.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
The Corporation maintains short-term lines of credit and a revolving credit agreement in excess of the cash needs of its businesses. The total available at December 31, 1997 was $14,500,000.

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

IMPACT OF YEAR 2000
The Corporation and its subsidiaries are taking actions to provide that their computer systems are capable of processing for the periods the year 2000 and beyond. The year 2000 issue and related costs are not expected to have a material impact on the operations of the Corporation.

CHANGES IN ACCOUNTING DISCLOSURE REQUIREMENTS
In September 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components. Comprehensive income includes changes in shareholders' equity, such as the foreign currency translation adjustments described in Notes to Consolidated Financial Statements--Note 13, which are not reflected in the Corporation's income statement. The Corporation is required to adopt the provisions of SFAS No. 130 beginning with its consolidated financial statements for the three months ending March 31, 1998.

The adoption of SFAS No. 130 will not effect the measurement of the Corporation's financial position, results of operations or cash flows. The Corporation is reviewing possible changes in presentations that may be necessary.

For discussion with respect to the FASB's recently issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information"; see Notes to Consolidated Financial Statements--Note 16.

1996 COMPARED TO 1995 OPERATIONS
Net sales were increased in 1996 to $162,403,000 compared with sales of $143,785,000 in 1995. Approximately $10,500,000 of this increase is attributed to the impact of including the sales of the previous year acquisitions of Buffalo Air Handling and Bimex Industries for the full year 1996. Excluding the impact of the 1995 acquisitions, sales increased by $8,100,000, or 6%, as most of the Corporation's operations experienced higher shipment levels due to continued growth in export business and improved economic activity in the markets served. Sales at New Castle Industries, a component supplier to the plastics processing and machinery industry, were decreased in 1996 reflecting a downturn in activity in that market. During 1996, the order backlog increased by $15,500,000, or 16%, to $112,300,000 at December 31, 1996. The growth in the backlog is due to an increase in forged steel roll orders.

The cost of products sold, excluding depreciation, in relationship to net sales was 70.2% in 1996 compared to 71.7% in 1995. The margin improvement in 1996 resulted from improved pricing and more favorable product mix.

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

Depreciation expense of $6,152,000 in 1996 compares with $5,683,000 in 1995. The increase is attributable to

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED) the higher capital expenditure levels in 1996 and the full period impact of the acquisitions.

As a result of the improved levels of sales, margin improvement and ongoing overhead cost control, income from operations increased 27% for 1996 to $18,068,000 compared to $14,176,000 in 1995.

Gains on sales of investments of $519,000 were realized in 1996.

Other income (expense)--net was $184,000 in 1996 as compared to $(201,000) in 1995. The improvement principally reflects a reduced charge in 1996 for the accretion, from present values, on long-term reserves.

As a result of all of the above, the Corporation had net income of $12,390,000 in 1996 compared to $9,050,000 in 1995.

STATEMENT OF CASH FLOW
Net cash flows from operating activities were positive for 1996 at $17,843,000 and compare with positive cash flows of $17,643,000 for 1995. While income from operations increased by $3,892,000 in 1996, an increase in working capital requirements, principally an accounts receivable increase of $4,096,000, limited the improvement in operating cash flows.

Net cash outflows from investing activities were $17,567,000 in 1996 and compare with cash outflows of $20,637,000 in 1995. Capital expenditures for 1996 totaled $8,902,000 compared to $4,637,000 in 1995.
During 1996, the Corporation completed the sale of two series of tax-exempt, long-term Industrial Revenue Bonds totalling $11,236,000. At December 31, 1996, $9,767,000 of these funds are unspent, and have been temporarily invested to be drawn down as expenditures are made for expansion and equipment at Union Electric Steel's Pennsylvania facilities. Funds generated internally will be sufficient to finance the balance of the expansion program.

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

As a result of all of the above, cash and cash equivalents increased by $9,957,000 in 1996 and ended the year at $25,510,000.
--------------------------------------------------------------------------------

COMMON STOCK INFORMATION
The shares of common stock of Ampco-Pittsburgh Corporation are traded on the New York Stock Exchange and on the Philadelphia Stock Exchange (symbol AP). Cash dividends have been paid on common shares in every year since 1965.

                    1997                      1996
         -------------------------- ------------------------
                          DIVIDENDS                Dividends
QUARTER    HIGH     LOW   DECLARED   High    Low   Declared
-------    ----     ---   ---------  ----    ---   ---------
First    $13 7/8  $11 1/8   $.06    $13 1/4 $10      $.025
Second    15 1/8   11 1/2    .06     13 5/8 11 3/8    .025
Third     19 5/16  14 5/8    .06     12 3/8 10 1/4    .025
Fourth    20 5/8   17 1/2    .09      14    11 1/2   .16*
Year      20 5/8   11 1/8    .27      14     10       .235*

* Includes an additional year-end dividend of $.10 per share in 1996.

Directors & Officers

Louis Berkman (1) (3)                   Alvin G. Keller (1) (2) (3)
Director                                Director
Chairman of the Board                   Private Investor
President, The Louis Berkman Company

Robert A. Paul (1)                      Carl H. Pforzheimer, III (2)
Director                                Director
President and Chief Executive Officer   Managing Partner,
                                        Carl H. Pforzheimer & Co.

Ernest G. Siddons (1)                   Robert J. Reilly
Director                                Vice President Finance and
Executive Vice President and            Treasurer
Chief Operating Officer

Leonard M. Carroll (2)                  Robert F. Schultz
Director                                Vice President Industrial Relations and
Managing Director, Seneca Capital       Senior Counsel
Management, Inc.

William D. Eberle (2) (3)               Rose Hoover
Director                                Corporate Secretary
Private Investor
                                        (1) Member of the Executive Committee
                                        (2) Member of the Audit Committee
                                        (3) Member of the Salary and Stock
                                             Option Committees

Operating Companies

Union Electric Steel Corporation        Buffalo Pumps, Inc.
Carnegie, Pennsylvania                  North Tonawanda, New York
Robert G. Carothers, President          Charles R. Kistner, President

New Castle Industries, Inc.             Buffalo Air Handling Company
New Castle, Pennsylvania                Amherst, Virginia
James D. Frankland, President           William R. Phelps, President

F.R. Gross Company                      Aerofin Corporation
Stow, Ohio                              Lynchburg, Virginia
David C. Bastow, President              David L. Corell, President



Annual Meeting              Independent Accountants
The Annual Meeting of       Price Waterhouse LLP
the Shareholders will       Pittsburgh, Pennsylvania
be held at:
The USX Tower               Employment Policy
33rd Floor Conference Room  The Corporation is an equal
Pittsburgh, Pennsylvania    opportunity employer.
Tuesday, April 28, 1998
at 10:00 a.m.

10K Report
Form 10-K is available
without charge to
shareholders upon
written request to:
Corporate Secretary
Ampco-Pittsburgh Corporation
600 Grant Street, Suite 4600
Pittsburgh, Pennsylvania  15219-2700

                          AMPCO-PITTSBURGH CORPORATION
                             Pittsburgh, PA  15219