Form 10-K, Exhibit 13
period 1998-12-31
AMPCO PITTSBURGH CORP
filed 1999-03-17
CIK 6176

                               ampco pittsburgh
                              1998 Annual Report

                         Ampco-Pittsburgh Corporation

                    (DOLLARS IN MILLIONS EXCEPT PER SHARE)


                 Net Sales                      Operating Income
         [Graph Showing Net Sales]      [Graph Showing Operating Income]

           1996 ......... 162.4              1996 ......... 18.1
           1997 ......... 173.9              1997 ......... 22.0
           1998 ......... 187.9              1998 ......... 23.2


Operating Segments:
                        [    ] Forged Steel Rolls
[    ]  Air and Liquid Processing           [   ] Plastics Processing Machinery




       Basic Earnings Per Share                     Shareholders' Equity
[Graph Showing Basic Earnings Per Share]    [Graph Showing Shareholders' Equity]

           1996 ......... 1.29               1996 ......... 119.7
           1997 ......... 1.73               1997 ......... 129.4
           1998 ......... 1.64               1998 ......... 142.3



================================================================================

                             Financial Highlights

                    (DOLLARS IN THOUSANDS EXCEPT PER SHARE)


                                           1998          1997           1996

Net Sales                               $187,853       $173,906       $162,403
Operating Income                          23,202         21,961         18,068
Investment Gains
  net of tax                                  --          2,268            337
Net Income                                15,667         16,540         12,390
Basic Earnings Per Share                    1.64           1.73           1.29
Dividends Per Share                         .370           .270           .235
Shareholders' Equity                    $142,299       $129,416       $119,667

[ ] To Our Shareholders

     We are pleased to report a year of solid performance. Sales and operating income again increased and the financial position of the Corporation continued to strengthen.

     It will recalled that we entered 1998 with high levels of backlog, but with weakness beginning to show in some markets impacted by the Asian economic situation and the strength of the dollar. These factors were reflected in strong first six months earnings and a fall off to lower levels in the second half.


     Sales in 1998 of $187,853,000 increased by 8% compared to $173,906,000 in 1997. Overall operating margins were similar in both years with operating income in 1998 increasing by 5.7% to the second highest level in the company's history at $23,202,000 compared with $21,961,000 in 1997. Higher sales and earnings from the Plastics Processing Machinery segment, in which two small acquisitions were made in mid-1997, were responsible for most of the improvement. The Corporation had net income of $15,667,000 in 1998, or $1.64 per share, compared to $16,540,000 in 1997, or $1.73 per share. Included in the results for 1997 were gains from sales of investments which contributed $2,268,000, or $.24 per share.


     The Corporation's financial strength grew as cash holdings increased by $11,412,000 to end the year at $33,108,000. The only borrowings are long-term industrial revenue bonds totaling $12,586,000. Shareholder's equity totaled $142,299,000 at year end. The regular quarterly dividend was increased from $.09 to $.10 per share effective with the January 1999 payment. This represents the fourth straight year in which the dividend payout was increased.


     Throughout the year, the Corporation continued to invest heavily in capital expenditures to expand capacity, maximize manufacturing efficiencies and improve our competitive position. In the three years ended December 1998, the Corporation spent more than $36,000,000 on plant, machinery and equipment, and has committed to an additional $12,000,000 of expenditures during 1999. Research and development has also been an important area of management focus, particularly in the forged hardened steel roll business, in order to maintain leadership in technology and expand product offerings.


     The Corporation enters 1999 with reduced backlog levels. This, together with an uncertain global financial situation, causes management to believe that it will be difficult to duplicate the results of the last two years. Your Corporation, however, is extremely healthy and looks forward to a quite successful year. We continue to seek out investment opportunities but will only consummate a transaction which adds value to our existing niche businesses or offers the opportunity to enter a new niche business as a significant player.


     The Corporation has adopted new disclosure requirements by grouping operating businesses into three reportable segments: Forged Steel Rolls, Air and Liquid Processing, and Plastics Processing Machinery. The next several pages of this Annual Report, including the financial section, contain discussions of the businesses in each segment and supply financial and operating highlights of the segments. This format provides shareholders with additional insight into our markets and some of the steps we are taking to maintain leadership in each of our industry niches.


     Our shareholders, customers, suppliers and employees are always important to our efforts and we appreciate and thank them for their interest and support.


/s/ Louis Berkman
Louis Berkman
Chairman of the Board

/s/ Robert A. Paul
Robert A. Paul
President and
Chief Executive Officer

/s/ Ernest G. Siddons
Ernest G. Siddons
Executive Vice President and
Chief Operating Officer


March 1, 1999

            [Photo showing 65" diameter 50 ton capacity CNC lathe.]






This heavy duty 65" diameter;
50 ton capacity CNC lathe
finish-machines large back-up
and work rolls for use by
customers in their production
of steel, aluminum and other
metals. It was commissioned in
1998 at the Union Electric Steel
plant in Carnegie, Pennsylvania,
and is part of the significant
investment in capital
expenditures currently ongoing
throughout the Corporation.

[ ] Forged Steel Rolls


Union Electric Steel

Union Electric Steel is the world's largest manufacturer of forged hardened steel rolls. Following a record prior year, the Company, benefitting from a strong opening backlog and the capital expenditures of recent years, improved earnings modestly on a sales increase of 3% in 1998.


[Photo showing 5-stand tandem cold rolling mill]


This 5-stand tandem cold
rolling mill located at
U.S. Steel's Irvin Works
near Pittsburgh,
Pennsylvania reduces
1/4-inch hot band steel
into high quality thin
gauge sheet used in such
products as household
appliances. Union
Electric Steel supplies
ultra deep hardened
work rolls and back-up
rolls to this and similar
mills throughout
the world.


Despite lower margins in the second six months of 1998, earnings for the last two years have been exceptional. This results in part from orders received prior to the start of 1997 for new mill construction, as well as for the then high production levels of the steel industry worldwide. During 1998, however, backlog levels and orders declined. Contributing factors were a reduction in exports resulting from lower economic activity, particularly in Asia, the strengthened value of the dollar and the resultant slowdown of domestic steel production as low priced imported steel flooded the U.S. market. Accordingly, we begin 1999 in a more difficult environment due to the lower and less profitable backlog, continued weakness in certain global markets and a domestic and European customer base facing severe competitive pressures. These factors, coupled with foreign roll manufacturers becoming more active in the U.S., have created added pressure on pricing and margins.


Steel mill requirements and roll technology are changing at a dynamic rate. To address these changes as well as expand capacity, the Corporation has spent $25 million on capital expenditures over the last three years and is committed to an additional $8 million in 1999. The latter is primarily for the enhancement of heat treatment capabilities. These expenditures, coupled with a continuing commitment to research and development, are aimed at keeping Union Electric Steel as the technology leader in roll performance throughout the world. In addition, they will provide growth opportunity by allowing continued penetration into hot mill roll applications formerly serviced only by cast roll producers.


(Dollars in millions)

[Graph Showing Sales for 1996, 1997 and 1998]

       Sales
1996...........80.6
1997...........85.2
1998...........87.8



[Graph Showing Earnings for 1996, 1997 and 1998]

      Earnings
1996...........10.0
1997...........14.9
1998...........15.3



[Graph Showing Backlog for 1996, 1997 and 1998]

      Backlog
1996...........84.2
1997...........79.6
1998...........60.8



[Graph Showing Capital Expenditures for 1996, 1997 and 1998]

Capital Expenditures
 1996...........6.4
 1997...........12.1
 1998...........6.5

Plastics Processing Machinery

The Plastics Processing Machinery segement consists of New Castle Industries -- feed screws, barrels and chill rolls, and F. R. Gross -- heat transfer rolls. Sales and earnings for this segement have grown due to the acquisitions of F. R. Gross an the small Atlantic Grinding feed screw business in mid-1997, as well as internal growth attained at New Castle Industries.

[Photo showing thin plate extrusion line]
This thin gauge plastic extrusion line, equipped with a stack of three chrome chill rolls from New Castle Industires, is being used by a customer in Wisconsin to extrude polypropylene sheet for the packaging of disposable contact lenses.


New Castle Industries

New Castle performed better overall in 1998 as sales of its component products to plastic processors and machine builders improved, particularly in the first half of the year. By mid-year, however, weakness in the plastics industry affected order levels which began to show improvement only late in the year. The acquisition in August 1997 of Atlantic Grinding expanded New Castle's marketing and service reach to New England and the southeastern states. Considerable efort was spent during the year to integrate manufacturing capabilities which, along with an expanded sales force, are expected to provide opportunities to grow the customer base. Significant investments are planned in CNC equipment to improve manufacturing productivity and efficiency. New Castle has begun to implement an integrated systems software package which is expected to improve information flow between its five facilities as well as improve plant scheduling and throughput.


F. R. Gross

Gross, a manufacturer of high performance heat transfer rolls for the plastics, paper, printing and converting industries, had a good year. Contributing factors were a strong opening backlog along with an expanded manufacturing capacity from CNC equipment additions. However order intake fell off during the year. Accordingly, the backlog at year end is at low level. Sales staff has been increased to provide expanded coverage. In addition, Gross will continue to develop ancillary product offerings and services.

(Dollars in millions)


[Graph Showing Sales for 1996, 1997 and 1998]

       Sales
1996...........20.7
1997...........28.8
1998...........37.8



[Graph Showing Earnings for 1996, 1997 and 1998]

      Earnings
1996...........1.6
1997...........1.8
1998...........3.6



[Graph Showing Backlog for 1996, 1997 and 1998]

      Backlog
1996...........5.7
1997...........12.1
1998...........9.2



[Graph Showing Capital Expenditures for 1996, 1997 and 1998]

Capital Expenditures
 1996...........0.3
 1997...........0.8
 1998...........2.4

Air and Liquid Processing

The Air and Liquid Processing segment consists of Aerofin -- heat exchange coils, Buffalo Air Handling -- air handling systems, and Buffalo Pumps -- centrifugal pumps. Sales for this segment improved 4% in 1998 following a slight decline in 1997's sales. Despite the improvement in sales, earnings were lower compared to the prior year due to weakness in Aerofin's heat exchange coil business.

[Photo of New Jersey Performing Arts Center]
Eighteen Buffalo Air Handling units equipped with Aerofin coils provide quiet air conditioning for the 250,000 square foot New Jersey Performing Arts Center, which contains a 514-seat theater, a 3,000 square foot rehearsal area and a multi-use hall containing 2,750 seats.

Aerofin

The heat exchange coil business was a disappointment in 1998 following two very strong years. Sales to both the general industrial and nuclear utility markets were soft throughout most of the year. In particular, export business was impacted by financial problems in the Pacific Rim as several anticipated projects were delayed or cancelled. However, Aerofin's backlog entering 1999 has strengthened and is appreciably higher than at last year end. A building expansion was completed in December and a state-of-the-art machinery line to produce plate fin coils will be installed by the end of the first quarter. This product line addition will provide Aerofin with increased sales opportunities in the heating, air conditioning and industrial markets.


Buffalo Air Handling

Sales and earnings improved for this manufacturer of large standard and custom air handling systems as activity in pharmaceutical and hospital construction markets strengthened. Several large orders at the end of the year gave Buffalo Air Handling a substantial increase in backlog and provides an opportunity for further improvement in 1999. The Company's reputation of building a reliable, heavy duty, air tight unit, along with the ability to use specialty metals and perform extensive factory testing, is meeting with increased success in the markets served. The addition of CNC right angle shear equipment in the coming year will improve manufacturing efficiency and quality. An upgraded computerized design system is also being implemented.

[Photo of Buffalo Pumps at a Florida Power Plant]
Seven lube oil pumps from Buffalo Pumps provide continuous lubrication to the main turbine bearings of this combined-cycle power generation system, which supplies electricity to thousands of households and businesses in Florida.


Buffalo Pumps

Buffalo Pumps had a good year in 1998. Shipments of commercial pumps improved by more than 10% for the year with strong activity from original equipment manufacturers of gas turbines and refrigeration units. The order intake from and the outlook for the power generation industry continues to be strong. However, as expected, the reduction in defense spending is impacting the Navy pump business and orders are slowing. The Company has been successful in minimizing its dependency on Navy business which now contributes less than 25% of sales. Buffalo Pumps is continuing to invest in research and development, adding a new vacuum test system in 1999, to accelerate product refinements to allow penetration of new commercial markets. The program of upgrading manufacturing capabilities to improve productivity and quality is also continuing with the addition of two CNC machines during the first quarter.

[Graph Showing Sales for 1996, 1997 and 1998]

       Sales
1996...........61.1
1997...........59.9
1998...........62.2



[Graph Showing Earnings for 1996, 1997 and 1998]

      Earnings
1996...........6.5
1997...........5.2
1998...........4.3



[Graph Showing Backlog for 1996, 1997 and 1998]

      Backlog
1996...........22.4
1997...........23.5
1998...........30.0



[Graph Showing Capital Expenditures for 1996, 1997 and 1998]

Capital Expenditures
 1996...........2.3
 1997...........2.2
 1998...........3.1

Consolidated Balance Sheets

                                                          December 31,
                                                        1998          1997
                                                        ----          ----
Assets
  Current assets:
    Cash and cash equivalents...................... $ 33,107,815  $ 21,695,512
    Receivables, less allowance for doubtful
     accounts of $691,090 in 1998 and
     $629,677 in 1997..............................   35,017,919    35,024,843
    Inventories....................................   35,492,440    35,452,494
    Other..........................................    4,076,339     4,530,430
                                                    ------------  ------------
      Total current assets.........................  107,694,513    96,703,279
  Property, plant and equipment, at cost:
    Land and land improvements.....................    4,790,793     4,825,973
    Buildings......................................   26,419,747    25,424,177
    Machinery and equipment........................  119,498,465   108,999,527
                                                    ------------  ------------
                                                     150,709,005   139,249,677
    Accumulated depreciation.......................  (73,932,512)  (66,714,835)
                                                    ------------  ------------
      Net property, plant and equipment............   76,776,493    72,534,842
  Unexpended industrial revenue bond proceeds......      503,898     2,218,317
  Prepaid pension..................................   13,885,544    13,679,592
  Other noncurrent assets..........................   12,950,682    11,709,131
                                                    ------------  ------------
                                                    $211,811,130  $196,845,161
                                                    ============  ============
Liabilities and Shareholders' Equity
  Current liabilities:
    Accounts payable............................... $  9,247,179  $  8,638,073
    Accrued payrolls and employee benefits.........    7,820,048     7,747,474
    Other..........................................    9,355,391     7,373,110
                                                    ------------  ------------
      Total current liabilities....................   26,422,618    23,758,657
  Employee benefit obligations.....................   16,509,026    16,755,483
  Industrial revenue bond debt.....................   12,586,000    12,586,000
  Deferred income taxes............................   11,707,742    11,329,110
  Other noncurrent liabilities.....................    2,287,132     3,000,124
                                                    ------------  ------------
      Total liabilities............................   69,512,518    67,429,374
  Shareholders' Equity:
    Preference stock--no par value; authorized
     3,000,000 shares;
     none issued...................................      --            --
    Common stock--par value $1; authorized
     20,000,000 shares; issued and outstanding
     9,577,621 shares..............................    9,577,621     9,577,621
    Additional paid-in capital.....................  102,555,980   102,555,980
    Retained earnings..............................   28,724,905    16,602,063
    Accumulated other comprehensive income.........    1,440,106       680,123
                                                    ------------  ------------
      Total shareholders' equity...................  142,298,612   129,415,787
                                                    ------------  ------------
                                                    $211,811,130  $196,845,161
                                                    ============  ============

                See Notes to Consolidated Financial Statements.

Consolidated Statements of Income

                                            For The Year Ended December 31,
                                             1998         1997         1996
                                             ----         ----         ----
Net sales............................... $187,853,060 $173,906,315 $162,402,805
                                         ------------ ------------ ------------
Operating costs and expenses:
  Cost of products sold (excluding
   depreciation)........................  129,410,176  120,075,719  113,933,520
  Selling and administrative............   27,717,806   25,197,129   24,248,794
  Depreciation..........................    7,522,605    6,672,483    6,152,433
                                         ------------ ------------ ------------
                                          164,650,587  151,945,331  144,334,747
                                         ------------ ------------ ------------
Income from operations..................   23,202,473   21,960,984   18,068,058
Other income (expense):
  Gain on sale of investments...........      --         3,489,228      518,589
  Other income--net.....................      419,089      454,773      183,841
                                         ------------ ------------ ------------
Income before income taxes..............   23,621,562   25,904,985   18,770,488
Income taxes............................    7,955,000    9,365,000    6,380,000
                                         ------------ ------------ ------------
Net income.............................. $ 15,666,562 $ 16,539,985 $ 12,390,488
                                         ============ ============ ============
Basic and diluted earnings per share.... $       1.64 $       1.73 $       1.29
                                         ============ ============ ============
Weighted average number of common
 shares outstanding.....................    9,577,621    9,577,621    9,577,621
                                         ============ ============ ============

Consolidated Statements of Shareholders' Equity

                               Common Stock
                          -----------------------               Accumulated
                                      Additional                   Other
                            Stated     Paid-in     Retained    Comprehensive
                           Capital     Capital     Earnings    Income (Loss)    Total
                           -------    ----------   --------    -------------    -----
Balance December 31,
 1995...................  $9,577,621 $102,555,980 $(7,491,711)  $7,493,159   $112,135,049
                                                                             ------------
Comprehensive income:
  Net income 1996.......                           12,390,488                  12,390,488
  Other comprehensive
   (loss)...............                                        (2,607,773)    (2,607,773)
                                                                             ------------
    Comprehensive
     income.............                                                        9,782,715
Cash dividends ($.235
 per share).............                           (2,250,741)                 (2,250,741)
                          ---------- ------------ -----------   ----------   ------------
Balance December 31,
 1996...................   9,577,621  102,555,980   2,648,036    4,885,386    119,667,023
                                                                             ------------
Comprehensive income:
  Net income 1997.......                           16,539,985                  16,539,985
  Other comprehensive
   (loss)...............                                        (4,205,263)    (4,205,263)
                                                                             ------------
    Comprehensive
     income.............                                                       12,334,722
Cash dividends ($.27 per
 share).................                           (2,585,958)                 (2,585,958)
                          ---------- ------------ -----------   ----------   ------------
Balance December 31,
 1997...................   9,577,621  102,555,980  16,602,063      680,123    129,415,787
                                                                             ------------
Comprehensive income:
  Net income 1998.......                           15,666,562                  15,666,562
  Other comprehensive
   income...............                                           759,983        759,983
                                                                             ------------
    Comprehensive
     income.............                                                       16,426,545
Cash dividends ($.37 per
 share).................                           (3,543,720)                 (3,543,720)
                          ---------- ------------ -----------   ----------   ------------
Balance December 31,
 1998...................  $9,577,621 $102,555,980 $28,724,905   $1,440,106   $142,298,612
                          ========== ============ ===========   ==========   ============

                See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

                                          For The Year Ended December 31,
                                           1998          1997          1996
                                           ----          ----          ----
Cash flows from operating activities:
  Net income.........................  $ 15,666,562  $ 16,539,985  $ 12,390,488
  Adjustments to reconcile net income
   to net cash flows from operating
   activities:
    Depreciation.....................     7,522,605     6,672,483     6,152,433
    Gain on sale of investments......       --         (3,489,228)     (518,589)
    Deferred income taxes............     1,034,000     3,565,000     3,787,000
    Other--net.......................       552,874       289,206       649,415
    Changes in assets/liabilities,
     net of effects from
     business acquisitions:
      Receivables....................       617,901    (1,771,708)   (4,096,165)
      Inventories....................       275,366    (2,190,829)      (13,434)
      Other assets...................      (393,334)      (71,752)    1,258,330
      Accounts payable...............       397,416    (1,018,684)      607,939
      Accrued payrolls and employee
       benefits......................       120,481      (212,999)      159,337
      Other liabilities..............      (107,497)   (4,158,879)   (2,533,659)
                                       ------------  ------------  ------------
  Net cash flows from operating
   activities........................    25,686,374    14,152,595    17,843,095
                                       ------------  ------------  ------------
Cash flows from investing activities:
  Purchases of property, plant and
   equipment.........................   (12,099,403)  (15,164,640)   (9,011,249)
  Proceeds from sales of property,
   plant and equipment...............       419,638        79,020       109,283
  Use of unexpended industrial
   revenue bond proceeds.............     1,714,419     7,548,621    (9,766,938)
  Business acquisitions..............      (899,463)  (11,966,579)      --
  Proceeds from sales of investments.       --          4,907,484     1,101,939
                                       ------------  ------------  ------------
  Net cash flows from investing
   activities........................   (10,864,809)  (14,596,094)  (17,566,965)
                                       ------------  ------------  ------------
Cash flows from financing activities:
  Dividends paid.....................    (3,447,944)   (3,256,684)   (1,436,643)
  Proceeds from industrial revenue
   bonds.............................       --          7,116,000    11,236,000
  Repayment of industrial revenue
   bonds.............................       --         (7,116,000)      --
                                       ------------  ------------  ------------
  Net cash flows from financing
   activities........................    (3,447,944)   (3,256,684)    9,799,357
                                       ------------  ------------  ------------
Effect of exchange rate changes on
 cash................................        38,682      (114,536)     (118,519)
                                       ------------  ------------  ------------
Net increase (decrease) in cash......    11,412,303    (3,814,719)    9,956,968
Cash and cash equivalents at
 beginning of year...................    21,695,512    25,510,231    15,553,263
                                       ------------  ------------  ------------
Cash and cash equivalents at end of
 year................................  $ 33,107,815  $ 21,695,512  $ 25,510,231
                                       ============  ============  ============
Supplemental information:
  Income tax payments................  $  6,282,784  $  7,649,541  $  3,298,598
  Interest payments..................       701,840       523,555       287,887


                See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Description of Business
Ampco-Pittsburgh Corporation (the Corporation) is in three business segments that manufacture and sell principally custom engineered equipment. The Forged Steel Rolls segment consists of Union Electric Steel and its Belgium affiliate which sell forged hardened steel rolls to steel and aluminum producers. The Air and Liquid Processing segment consists of Aerofin--heat exchange coils, Buffalo Air Handling--air handling systems, and Buffalo Pumps--centrifugal pumps, all of which sell to a variety of commercial and industrial users. The Plastics Processing Machinery segment consists of New Castle Industries--feed screws, barrels and chill rolls and F. R. Gross--heat transfer rolls, both of which sell principally to the plastics processing and machinery industry.

Note 1--Accounting Policies:
The Corporation's accounting policies conform to generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. A summary of the significant accounting policies followed by the Corporation is presented below. Certain amounts for preceding periods have been reclassified for comparability with the 1998 presentation.

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

Investments
Investments are considered "available for sale" and, accordingly, are reported at market value with the unrealized gains and losses, net of tax, reported as a separate component of other comprehensive income. Realized gains and losses on sales of investments and declines in value judged to be other than temporary are included in net income.

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

Comprehensive Income
In 1998, the Corporation adopted Statement of Financial Accounting Standards
(SFAS) No. 130, "Reporting Comprehensive Income". This Statement establishes standards for reporting and display of comprehensive income and its components (see Note 11) in the financial statements; however, it does not impact the measurement of the Corporation's net income.

Foreign Currency Translation
Assets and liabilities of the Corporation's foreign operations are translated at the current year-end exchange rate and the statements of income are translated at the average exchange rate for the year. Gains or losses resulting from translating foreign currency financial statements are accumulated as a separate component of other comprehensive income until the entity is sold or substantially liquidated.

Income Taxes
Income taxes are recognized during the year in which transactions enter into the determination of financial statement income. Deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities.

Stock-Based Compensation
The Corporation accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees." Under the intrinsic value method, compensation expense is recognized only to the extent the market price of the common stock exceeds the exercise price of the stock option at the date of the grant.

Earnings Per Share
Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share is similar to basic earnings per share except that the denominator is increased to include the net additional common shares that would have been outstanding assuming exercise of outstanding stock options, calculated using the treasury stock method. The weighted average number of common shares outstanding assuming exercise of the stock options was 9,577,990 common shares for 1998. There were no potentially dilutive securities outstanding for 1997 and 1996.

Note 2--Acquisitions:
In July, 1997, the Corporation acquired F. R. Gross Company for $9,400,000 in cash and in August, 1997, acquired Atlantic Grinding & Welding, Inc. for $2,600,000 in cash. The acquisition prices paid included debt assumed and retired. Both acquisitions were accounted for as purchase transactions. The excess of the purchase price over the estimated fair value of the tangible net assets acquired amounted to approximately $4,500,000 for F. R. Gross, which has been accounted for as goodwill and is being amortized over thirty years using the straight-line method.

The Asset Purchase Agreements for F. R. Gross and Atlantic Grinding & Welding provide for additional payments to the former owners contingent on future earnings. Additional payments, which amounted to $899,000 in 1998, are accounted for as goodwill and amortized over the remaining life of the original goodwill.

Note 3--Inventories:

                                                                 (in thousands)
                                                                  1998    1997
                                                                  ----    ----
Raw materials................................................... $ 6,425 $ 6,214
Work-in-process.................................................  21,985  23,905
Finished goods..................................................   5,100   3,440
Supplies........................................................   1,982   1,893
                                                                 ------- -------
                                                                 $35,492 $35,452
                                                                 ======= =======

The carrying amount of inventories valued on the LIFO method approximates current cost at December 31, 1998 and 1997. Approximately 80% of the inventory was valued using the LIFO method in 1998 and 87% in 1997.

Note 4--Borrowing Arrangements:
The Corporation maintains a revolving credit agreement (RCA), subject to annual renewal, which provides for a bank commitment of up to $7,500,000 expiring in September 1999. In addition, the Corporation maintains short-term lines of credit of approximately $7,000,000. There were no bank borrowings outstanding at either December 31, 1998 or 1997, with only minimal line of credit borrowings during each of the years.

The Corporation's RCA requires, among other things, the maintenance of certain financial covenants including minimum net worth and ratios of interest coverage and debt to equity. The Corporation is in compliance with the applicable bank covenants as of December 31, 1998.

In 1996, a subsidiary of the Corporation issued two series of tax-exempt Industrial Revenue Bonds totalling $11,236,000. Due to anticipated capital expenditures exceeding limitations prescribed for tax-exempt financings, one of the series for $7,116,000 was refinanced in 1997 with a taxable issue. The presently unexpended proceeds of the remaining tax-exempt series are presented as a noncurrent asset on the balance sheet. As required by the Trust Indenture Agreement, these funds have been invested in liquid, highly rated securities, and are carried at cost which approximates market. Principal on the tax-exempt and taxable bonds mature in 2020 and 2027, respectively. Interest on the tax-exempt bonds, including a 1987 tax-exempt issue for $1,350,000 which is due in 2002, are at floating rates which averaged 3.7% during the year. Interest on the taxable bonds averaged 5.6%.

Note 5--Operating Leases:
The Corporation leases office space and certain production machinery and computer equipment. Operating lease payments were $1,915,000 in 1998, $1,800,000 in 1997 and $1,745,000 in 1996. Operating lease payments for subsequent years are as follows:

1999               $1,332,000                           2002                                 $731,000
2000                1,205,000                           2003                                  552,000
2001                  804,000                           Thereafter                            698,000

Note 6--Pension and Other Postretirement Benefits:
Pension Plans
The Corporation has noncontributory defined benefit pension plans covering substantially all of its employees. Generally, the benefits are based on years of service multiplied by either a fixed amount or a percentage of compensation. For its pension plans covered by the Employee Retirement Income Security Act of 1974 (ERISA), the Corporation's policy is to fund at least the minimum actuarially computed annual contribution required under ERISA.

The Corporation maintains a nonqualified defined benefit plan to provide supplemental retirement benefits for selected executives in addition to benefits provided under the Corporate sponsored pension plans. The Corporation contributed $1,000,000 in both 1998 and 1997 to a grantor tax trust known as a "Rabbi" trust. The assets of the trust are subject to claims of the Corporation's creditors, but otherwise must be used only for purposes of providing benefits under the plan. The fair market value of the trust at December 31, 1998 and 1997, which is included in other noncurrent assets, is $2,058,000 and $1,000,000, respectively. For financial reporting purposes, the plan is treated as a non-funded pension plan. The accumulated benefit obligation for the plan at December 31, 1998 and 1997 was $3,517,000 and $2,969,000, respectively.

Other Postretirement Benefits
The Corporation provides postretirement health care benefits principally to the bargaining groups of one subsidiary (the Plan). The Plan covers participants and their spouses and/or dependents who retire under the existing pension plan on other than a deferred vested basis and at the time of retirement have also rendered 15 or more years of continuous service irrespective of age. Other health care benefits are provided to retirees under plans no longer being offered by the Corporation. Retiree life insurance is provided to substantially all retirees. Postretirement benefits with respect to health care are subject to certain Medicare offsets.

During 1994, the Corporation amended its primary postretirement health benefit plans to provide for a cost-sharing method for current and future retirees. The amendments, along with changes in inflation, discount rate and mortality assumptions used in calculating the accumulated postretirement benefit obligation, resulted in an unrecognized gain of $4,976,000 which is being amortized on a straight-line basis over the average remaining employee service period as a reduction in postretirement benefit expense beginning in 1995.

The Corporation also provides health care and life insurance benefits to former employees of discontinued operations. This obligation had been estimated and provided for at the time of disposal.

The Corporation's postretirement health care and life insurance plans are unfunded.

The following provides a reconciliation of benefit obligations, plan assets, and funded status of the plans.

                                  (in thousands)
                                                  Other
                                             Postretirement
                         Pension Benefits       Benefits
                           1998      1997     1998     1997
                           ----      ----     ----     ----
Change in benefit
 obligation:
Benefit obligation at
 January 1.............. $ 82,346  $ 75,091  $ 9,184  $ 9,120
Service cost............    1,413     1,206      100       90
Interest cost...........    5,914     5,711      624      697
Plan amendments.........      120     --       --       --
Actuarial (gain) loss...    5,536     4,495     (243)      37
Participant
 contributions..........    --        --          91       92
Benefits paid from plan
 assets.................   (4,417)   (4,033)   --       --
Benefits paid by
 Corporation............     (124)     (124)    (857)   (852)
                         --------  --------  -------  -------
Benefit obligation at
 December 31............ $ 90,788  $ 82,346  $ 8,899  $ 9,184
                         ========  ========  =======  =======
Change in plan assets:
Fair value of plan
 assets at January 1.... $113,037  $ 91,850  $   --  $   --
Actual return on plan
 assets.................   22,921    25,220      --      --
Corporate contribution..      124       124      766      760
Participant
 contributions..........     --        --         91       92
Gross benefits paid.....   (4,541)   (4,157)    (857)    (852)
                         --------  --------  -------  -------
Fair value of plan
 assets at December 31.. $131,541  $113,037  $  --    $  --
                         ========  ========  =======  =======

                                                   (in thousands)

                                                                   Other
                                                              Postretirement
                                         Pension Benefits        Benefits
                                           1998      1997      1998      1997
                                           ----      ----      ----      ----
Funded status of the plans:............  $ 40,753  $ 30,691  $ (8,899) $ (9,184)
Unrecognized actuarial (gain) loss.....   (31,572)  (21,194)      138       386
Unamortized prior service cost
 (benefit).............................     1,156     1,177    (4,843)   (5,458)
Unrecognized net transition obligation.        32        37     --        --
Accrued benefit cost...................     3,517     2,969    13,604    14,256
                                         --------  --------  --------  --------
Prepaid benefit cost...................  $ 13,886  $ 13,680  $  --     $  --
                                         ========  ========  ========  ========
Assumptions as of December 31:
Discount rate..........................      6.75%     7.25%     6.75%     7.25%
Expected long-term rate of return on
 plan assets...........................      8.50%     8.50%    --        --
Rate of increases in compensation......      3.00%     3.00%    --        --

Net periodic pension and other postretirement benefit costs include the following components:

                                              (in thousands)

                                                                  Other
                                                             Postretirement
                                    Pension Benefits            Benefits
                                  1998     1997     1996    1998   1997   1996
                                  ----     ----     ----    ----   ----   ----
Service cost...................  $ 1,413  $ 1,206  $ 1,143  $ 100  $  90  $  84
Interest cost..................    5,914    5,711    5,215    624    697    651
Expected return on plan assets.   (7,333)  (6,427)  (6,073)  --     --     --
Amortization of prior service
 cost..........................      140      132      122   (615)  (615)  (615)
Actuarial loss.................      118       76      224      4     26     22
                                 -------  -------  -------  -----  -----  -----
Benefit cost...................  $   252  $   698  $   631  $ 113  $ 198  $ 142
                                 =======  =======  =======  =====  =====  =====

The assumed health care cost trend rate at December 31, 1998 was 5.5%, gradually decreasing to 4.5% in 2001 and thereafter. The assumed health care cost trend rate at December 31, 1997 was 6.5% gradually decreasing to 5.0% in 2001 and thereafter.

A one percentage point increase or decrease in the assumed health care cost trend rate would change the postretirement benefit obligation and the annual benefit expense by approximately $760,000 and $76,000, respectively.

Note 7--Authorized and Issued Shares:
In September 1998, a new Shareholder Rights Plan was adopted which became effective upon the expiration of the Corporation's former Shareholder Rights Plan in November 1998. Each outstanding share of common stock carries one Preference Share Purchase Right (a Right). The Rights are designed to assure that all shareholders receive equal treatment in the event of a potential acquisition of the Corporation or a change in control. Under certain circumstances, each Right entitles the shareholder to buy 1/100 of a share of Series A Preference Stock at a $45.00 exercise price. The Rights are exercisable only if a party acquires, or commences a tender offer to acquire, beneficial ownership of 20% or more of the Corporation's common stock without the approval of the independent directors on the Corporation's Board.

After the Rights become exercisable, if anyone acquires 30% or more of the Corporation's stock or assets, merges into the Corporation or engages in certain other transactions, each Right may be used to purchase shares of the Corporation's common stock (or, under certain conditions, the acquirer's common stock) worth twice the exercise price. The Corporation may redeem the Rights, which expire in November 2008, for one cent per Right under certain circumstances. At December 31, 1998, there are 3,000,000 shares of unissued preference stock, of which 150,000 shares have been designated as Series A Preference Stock for issuance in connection with these Rights.

Note 8--Stock Option Plan:

In 1997, the shareholders approved a stock option plan authorizing the issuance of options to purchase up to 300,000 shares of the Corporation's common stock to selected employees. Under the terms of the plan, options may be either incentive or non-qualified. Options granted under the plan are subject to terms and conditions, including exercise price and timing of exercise, as may be determined by the Stock Option Committee of the Board of Directors.

In December 1998, options for 277,500 shares of common stock were granted at an exercise price of $10 per share which was the market price on the date of grant. The options vested at date of grant, become fully exercisable after May 1, 1999 and have a ten year life.

The Corporation accounts for its stock-based compensation using the intrinsic value method prescribed by APB No. 25; accordingly, no compensation cost has been recognized. Had compensation cost been determined based on the fair value of the option at the grant date consistent with SFAS No. 123, the Corporation's net income and earnings per share for 1998 would have been $15,208,000 and $1.59, respectively.

The fair value of the option, estimated on the date of grant using the Black-Scholes option-pricing model, was $2.54 based on the following assumptions: dividend yield of 4.0%, expected volatility of 34.2%, risk-free interest rate of 4.8% and an expected option life of 5 years.

Note 9--Financial Instruments:
Forward Foreign Exchange Contracts
The Corporation's Belgian operation is subject to risk from exchange rate fluctuations in connection with its regular purchases in U.S. dollars of semi-finished and finished roll products from its U.S. affiliate. In order to minimize this risk, forward foreign exchange contracts are purchased as hedges of these anticipated purchase transactions. At December 31, 1998, the Belgian operation had monthly forward exchange contracts through 2000 to purchase an aggregate of $8,900,000 of U.S. dollars, representing approximately 32% of anticipated requirements. Gains and losses on forward exchange contracts which hedge exposures on anticipated foreign currency commitments are deferred and recognized as adjustments to the bases of the inventory acquired. The deferred unrealized loss on forward exchange contracts at December 31, 1998 was $110,000.

Fair Value of Financial Instruments
The estimated fair value of forward foreign exchange contracts, based on quoted market prices of comparable contracts, approximates their notional principal amount plus (minus) the unrealized deferred gain (loss).

The fair value of other financial instruments classified as current assets or current liabilities approximates their carrying values due to the short-term maturities of these instruments. The fair value of the floating rate industrial revenue bond debt approximates its carrying value.

Note 10--Income Taxes:
The provision or (benefit) for taxes on income consists of the following:

                                                             (in thousands)
                                                           1998   1997    1996
                                                           ----   ----    ----
Current:
  Federal................................................ $6,545 $4,451  $2,014
  State..................................................    268    720     600
  Foreign................................................    108    629     (21)
                                                          ------ ------  ------
                                                           6,921  5,800   2,593
                                                          ------ ------  ------
Deferred:
  Federal................................................    830  3,611   3,854
  State..................................................    119    124      72
  Foreign................................................     85   (170)   (139)
                                                          ------ ------  ------
                                                           1,034  3,565   3,787
                                                          ------ ------  ------
                                                          $7,955 $9,365  $6,380
                                                          ====== ======  ======

Deferred tax assets and liabilities comprise the following:

                                                            (in thousands)
Assets                                                     1998      1997
------                                                     ----      ----
Employment-related liabilities.......................... $  6,005  $  5,840
Capital loss carryforward...............................    --       11,923
Other...................................................    4,396     4,301
                                                         --------  --------
Gross deferred tax assets...............................   10,401    22,064
Valuation allowance.....................................    --      (11,923)
                                                         --------  --------
                                                           10,401    10,141
                                                         --------  --------
Liabilities
-----------
Depreciation............................................  (12,446)  (11,831)
Prepaid pension.........................................   (5,528)   (5,472)
Foreign deferred tax....................................   (1,175)   (1,090)
                                                         --------  --------
Gross deferred tax liabilities..........................  (19,149)  (18,393)
                                                         --------  --------
Net deferred tax liability.............................. $ (8,748) $ (8,252)
                                                         ========  ========

The Corporation's unused capital loss carryforward expired in 1998. The Corporation had recorded a valuation allowance with respect to the future tax benefit of the capital loss carryforward due to the uncertainty of its ultimate realization.

The difference between the U.S. federal income tax statutory rate and the Corporation's effective income tax rate is as follows:

                                                                 (Percent)
                                                               1998  1997  1996
                                                               ----  ----  ----
         Computed at statutory rate........................... 35.0  35.0  35.0
         Foreign income taxes.................................  0.1   0.4  (0.1)
         State income taxes...................................  1.1   1.8   2.1
         Valuation reserve.................................... (0.6)  0.6  (1.0)
         Other--net........................................... (1.9) (1.6) (2.0)
                                                               ----  ----  ----
                                                               33.7  36.2  34.0
                                                               ====  ====  ====

Note 11--Other Comprehensive Income:
Other comprehensive income includes changes in net assets from nonowner sources including, foreign currency translation adjustments, changes in minimum pension liability and unrealized holding gains on securities. The following table reflects the accumulated balances of other comprehensive income:

                                                  (in thousands)
                                    Foreign             Unrealized  Accumulated
                                   Currency    Minimum   Holding       Other
                                  Translation  Pension   Gains on  Comprehensive
                                  Adjustments Liability Securities    Income
                                  ----------- --------- ---------- -------------
Balance at January 1, 1996.......   $ 3,497     $(260)   $ 4,256      $ 7,493
Change during year...............      (938)       65     (1,735)      (2,608)
                                    -------     -----    -------      -------
Balance at December 31, 1996.....     2,559      (195)     2,521        4,885
Change during year...............    (1,483)     (201)    (2,521)      (4,205)
                                    -------     -----    -------      -------
Balance at December 31, 1997.....     1,076      (396)      --            680
Change during year...............       881      (222)       101          760
                                    -------     -----    -------      -------
Balance at December 31, 1998.....   $ 1,957     $(618)   $   101      $ 1,440
                                    =======     =====    =======      =======

The change in Unrealized Holding Gains on Securities during 1997 includes reclassification adjustments for $1,145,000 net of tax gains realized in income from the sale of the securities. The tax expense (benefit) associated with changes in the Minimum Pension Liability were $(119,000), $(108,000) and $35,000 for 1998, 1997 and 1996, respectively. The tax expense (benefit) associated with changes in the Unrealized Holding Gains on Securities were $54,000, $(1,357,000) and $(936,000) for 1998, 1997 and 1996, respectively.

Note 12--Litigation:
The Corporation's subsidiary, Vulcan Inc. (Vulcan), is a 50% general partner in Valley-Vulcan Mold Company (Valley), a partnership, which filed under Chapter 11 of the U.S. Bankruptcy Code in 1990. Valley, in connection with its formation, assumed certain obligations of each of the partners, including Vulcan's obligation to pay an industrial revenue bond. A portion of the latter obligation, however, had been paid by the Corporation pursuant to a guaranty given at the time of Valley's formation, which guaranty was secured by all of Valley's assets. In 1991, the unsecured creditors committee brought an adversary proceeding against the Corporation and Vulcan, as well as others, seeking to set aside the Corporation's liens, to hold the Corporation and Vulcan liable for debts of Valley, and for return of certain funds received in connection with Valley's formation. In April 1994, the Bankruptcy Court issued a favorable judgment denying all claims against the Corporation. In addition, the Court permitted the Corporation to recover $2,200,000 from the estate of Valley in connection with the Corporation's lien for the industrial revenue bond guaranty. No reserve had been established for the outcome of this litigation based on the Corporation's belief that it had meritorious defenses. The plaintiff in the case, the unsecured creditors committee of Valley, has filed a notice of appeal from the Court's decision. The Corporation has posted a bank letter of credit for the $2,200,000 received from the estate pending the outcome of the appeal.

In addition to the litigation noted above, the Corporation is from time to time subject to routine litigation incidental to its business. The Corporation believes that the results of the above noted litigation and other pending legal proceedings will not have a material adverse effect on the Corporation's financial condition, results of operations or liquidity.

Note 13--Environmental Matters:
There are various environmental proceedings which involve discontinued operations. In some of those proceedings, the Corporation has been designated as a potentially responsible party. The reserves for discontinued operations include an accrual for costs of likely remedial actions.

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

Note 14--Business Segments:
In 1998, the Corporation adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" which changed its previous practice of reporting under one business segment, engineered equipment. The Corporation's six separate business units have now been aggregated into three reportable segments, based on products offered, markets served and other comparable criteria, which will be affected by similar economic conditions.

The Forged Steel Rolls segment consists of Union Electric Steel and it's Belgium affiliate which manufacture forged hardened steel rolls sold to customers in the steel and aluminum industries. Union Electric's rolls are used in the production of strip and sheet products for the automotive, appliance, aircraft, packaging and construction markets. The Air and Liquid Processing segment consists of Aerofin--heat exchange coils, Buffalo Air Handling--air handling systems, and Buffalo Pumps--centrifugal pumps, all of which sell to a variety of commercial and industrial users. The Plastics Processing Machinery segment consists of New Castle Industries--feed screws, barrels and chill rolls and F. R. Gross--heat transfer rolls, both of which sell principally to the plastics processing and machinery industry.

The accounting policies of the reportable segments are the same as those described in Note 1 of Notes to Consolidated Financial Statements. The Corporation evaluates the performance of its operating segments based on income from operations after allocating corporate expenses based on a sales, property and payroll formula.

Summarized financial information concerning the Corporation's reportable segments is shown in the following tables. Corporate assets included under Identifiable Assets represent cash and cash equivalents, deferred tax assets, prepaid pension and other items not allocated to reportable segments.

                                     Net Sales           Earnings before Taxes
                               1998     1997     1996    1998    1997    1996
(in thousands)                 ----     ----     ----    ----    ----    ----
Forged Steel Rolls.......... $ 87,781 $ 85,215 $ 80,550 $15,264 $14,914 $10,023
Air and Liquid Processing...   62,240   59,936   61,162   4,321   5,198   6,484
Plastics Processing
 Machinery..................   37,832   28,755   20,691   3,618   1,849   1,561
                             -------- -------- -------- ------- ------- -------
Total Reportable Segments...  187,853  173,906  162,403  23,203  21,961  18,068
Investment gains and other..    --       --       --        419   3,944     702
                             -------- -------- -------- ------- ------- -------
Total....................... $187,853 $173,906 $162,403 $23,622 $25,905 $18,770
                             ======== ======== ======== ======= ======= =======

                          Capital Expenditures  Depreciation Expense    Identifiable Assets
(in thousands)            1998    1997    1996   1998   1997   1996    1998     1997     1996
                          ----    ----    ----   ----   ----   ----    ----     ----     ----
Forged Steel Rolls...... $ 6,525 $12,066 $6,406 $4,957 $4,579 $4,285 $ 88,988 $ 88,929 $ 88,539
Air and Liquid
 Processing.............   3,103   2,241  2,259  1,282  1,206  1,250   39,728   37,089   35,839
Plastics Processing
 Machinery..............   2,441     809    331  1,236    829    561   28,225   27,397   11,142
Corporate...............      30      49     15     48     58     56   54,870   43,430   52,650
                         ------- ------- ------ ------ ------ ------ -------- -------- --------
Total................... $12,099 $15,165 $9,011 $7,523 $6,672 $6,152 $211,811 $196,845 $188,170
                         ======= ======= ====== ====== ====== ====== ======== ======== ========


                                   Net Sales             Identifiable Assets
(in thousands)               1998     1997     1996     1998     1997     1996
                             ----     ----     ----     ----     ----     ----
Geographic Areas:
 United States............ $138,451 $119,830 $107,997 $192,837 $181,323 $173,061
 Foreign..................   49,402   54,076   54,406   18,974   15,522   15,109
                           -------- -------- -------- -------- -------- --------
Total..................... $187,853 $173,906 $162,403 $211,811 $196,845 $188,170
                           ======== ======== ======== ======== ======== ========

Net sales are attributed to countries based on location of customer.

--------------------------------------------------------------------------------

Quarterly Information--Unaudited

                           (in thousands, except per share data)
                          First  Second   Third   Fourth
                         Quarter Quarter Quarter  Quarter   Year
                         ------- ------- -------- -------   ----
1998
----
Net sales............... $48,598 $46,773 $46,080  $46,402 $187,853
Gross profit(1).........  15,800  15,017  13,587   14,039   58,443
Income from operations..   7,074   6,257   4,781    5,090   23,202
Net income..............   4,656   4,226   3,273    3,512   15,667
Basic and diluted
 earnings per share.....     .49     .44     .34      .37     1.64

1997
----
Net sales............... $40,834 $43,091 $41,628  $48,353 $173,906
Gross profit(1).........  12,973  13,403  12,795   14,660   53,831
Income from operations..   5,382   5,808   4,770    6,001   21,961
Net income (2)..........   3,795   4,332   4,550    3,863   16,540
Basic and diluted
 earnings per share.....     .40     .45     .48      .40     1.73

Notes
1. Gross profit as used herein does not include a charge for depreciation.
2. Included in net income for 1997 are gains on sales of investments, net of deferred taxes, of $140, $469 and $1,659 in the first, second and third quarters, respectively.

Management's Discussion and Analysis of Financial
Condition and Results of Operations

1998 Compared to 1997
Operations

Net Sales. Net sales of $187,853,000 in 1998 increased by $13,947,000 or 8% compared with sales of $173,906,000 in 1997. Approximately one-half of the increase is attributable to the full year impact of the mid-1997 acquisitions of F. R. Gross and Atlantic Grinding and Welding while overall sales at other operations were higher by 4%. The order backlog at December 31, 1998 of $100,000,000 declined by 13% compared to $115,200,000 at December 31, 1997. The reduction in the backlog is due primarily to a decrease in forged hardened steel roll orders.

Forged Steel Rolls. In 1998, sales for the Forged Steel Rolls segment were $87,781,000 compared to $85,215,000 in 1997, an increase of 3%. Sales in 1998 benefitted from a high opening backlog of $79,600,000 and stronger sales to domestic steel customers, in part attributable to non-recurring new mill construction. However, sales outside of the U.S., accounting for approximately 44% of current year shipments, were lower in 1998 due to economic weakness in certain markets, particularly Asia, and the negative impact of the strengthened value of the dollar. These factors, along with a slowing of European and domestic orders related to an increase in low priced imported steel into the U.S., resulted in a decline in the backlog of 24% which totaled $60,800,000 at December 31, 1998. Margins in the backlog are lower compared to a year ago, due to reduced demand and increased competitive activity of foreign roll manufacturers.

Air and Liquid Processing. Sales for the Air and Liquid Processing segment were $62,240,000 in 1998, a 3.8% improvement over 1997 sales of $59,936,000. Sales for both air handling systems and centrifugal pumps improved, however, sales of heat exchange coils were lower in 1998. Air handling system sales benefitted from good demand from pharmaceutical and hospital construction markets. Pump sales to commercial customers improved on stronger activity from original equipment manufacturers of gas turbines and refrigeration units. Pump sales to the Navy were flat as reductions in defense spending resulted in slowing of orders for this product line. Sales of heat exchange coils were impacted by lower demand in both the general industrial and nuclear utility markets. In addition, several anticipated projects from customers in the Pacific Rim were canceled or delayed due to economic weakness in that region. Order activity for both heat exchange coils and air handling systems improved during the second half and the backlog for this segment at December 31,1998 was $30,000,000 compared to $23,500,000 at December 31, 1997.

Plastics Processing Machinery. Plastics Processing Machinery segment sales were $37,832,000 in 1998, an increase of $9,077,000 or 31.6% compared to sales of $28,755,000 in 1997. Approximately three-fourths of the increase is attributable to the full year impact of the mid-1997 acquisitions of F.R. Gross and Atlantic Grinding and Welding. Excluding the impact of these acquisitions, sales at New Castle Industries increased by 8.6% in 1998 due to strong demand, particularly in the first half of the year, from plastic processors and machine builders. The backlog for this segment declined to $9,200,000 at December 31,1998 compared with $12,100,000 at the beginning of the year due to reduced bookings of heat transfer rolls at F. R. Gross.

Cost of Products Sold. The cost of products sold, excluding depreciation, in relationship to net sales was 68.9% in 1998 compared to 69.0% in 1997.

Selling and Administrative Expense. Selling and administrative expenses totaled $27,718,000 (14.8% of net sales) and $25,197,000 (14.5% of net sales) in 1998 and 1997, respectively.

Depreciation Expense. Depreciation expense of $7,523,000 in 1998 was increased compared to $6,672,000 in 1997 due principally to increased capital spending as well as the inclusion of the acquired businesses for the entire year.

Income From Operations. Income from operations of $23,202,000 in 1998 increased by $1,241,000 or 5.7% compared to $21,961,000 in 1997. Increased earnings from the Plastics Processing Machinery segment were the principal source of the improvement.

Forged Steel Rolls. Earnings for the Forged Steel Rolls segment improved modestly to $15,264,000 in 1998 compared to $14,914,000 in 1997. The historically high earnings in both years resulted in part from orders received prior to the start of 1997 for new mill construction, as well as for the then high production levels of the steel industry worldwide.

Air and Liquid Processing. Earnings for the Air and Liquid Processing segment declined in 1998 to $4,321,000 compared to $5,198,000 in 1997 despite a 3.8% overall sales improvement. This decrease is due to reduced earnings from the Aerofin heat exchange

Management's Discussion and Analysis of Financial
Condition and Results of Operations (continued)

coil business as sales fell 12% in 1998. Improved results and margins were achieved at both the air handling systems and centrifugal pump operations which experienced stronger demand in 1998.

Plastics Processing Machinery. The Plastics Processing Machinery segment doubled its earnings in 1998 to $3,618,000 compared with $1,849,000 in 1997. This improvement was principally achieved at F. R. Gross which benefitted from a strong opening backlog.

Other Income (Expense). Gains on sales of investments of $3,489,000 were realized in 1997.

Income Tax Expense. Income tax expense in 1998 totaled $7,955,000 based on a 33.7% effective tax rate as compared to the $9,365,000 expense in 1997, based on a 36.2% effective tax rate. The lower 1998 tax rate is attributable to modest utilization in 1998 of capital loss carryforwards, which had been not been anticipated, as well as lower state and foreign taxes.

Net Income. As a result of all of the above, the Corporation had net income of $15,667,000 in 1998 compared to $16,540,000 in 1997.

Liquidity and Capital Resources
Net cash flows from operating activities were positive for 1998 at $25,686,000 and compare with positive cash flows of $14,153,000 for 1997. The difference in cash flow between the two years resulted from a $1,241,000 increase in income from operations in 1998 and the negative impact on 1997 cash flow of significant requirements for working capital.

Net cash outflows from investing activities were $10,865,000 in 1998 and compare with cash outflows of $14,596,000 in 1997. Capital expenditures for 1998 totaled $12,099,000 compared to $15,165,000 in 1997. Proceeds from previously issued Industrial Revenue Bonds provided reimbursement of expenditures for plant and equipment at Union Electric Steel totaling $1,714,000 in 1998 and $7,549,000 in 1997. As of December 31, 1998, future capital expenditures totaling $12,350,000 have been approved. Funds generated internally are expected to be sufficient to finance capital expenditure requirements.

The net cash outflow from investing activities in 1997 included $11,967,000 for the purchases of F. R. Gross and Atlantic Grinding and Welding. Payments of $899,000 were made in 1998 in connection with the post-acquisition contingent earnings arrangement as provided in the F. R. Gross Assets Purchase Agreement. This amount has been accounted for as goodwill. In addition, the Corporation disposed of stock and other non-operating investment interests in 1997, receiving proceeds of $4,907,000.

Cash outflows with respect to financing activities in 1998 reflect an increase in the quarterly dividend rate to $.09 per share compared to $.06 per share in 1997. The common stock quarterly dividend rate was further increased to $.10 per share starting with the payment made in January 1999. Included in 1997 is an additional prior year-end dividend of $958,000 or $.10 per share. Cash flows from financing activities in 1997 include the issuance of taxable Industrial Revenue Bonds, the proceeds of which were used to refinance a tax-exempt issue of the same amount.

As a result of all of the above, cash and cash equivalents increased by $11,412,000 in 1998 and ended the year at $33,108,000.

The Corporation maintains short-term lines of credit and a revolving credit agreement in excess of the cash needs of its businesses. The total available at December 31, 1998 was $14,500,000.

With respect to environmental concerns, the Corporation has been named a potentially responsible party at certain third party sites. The Corporation has accrued its share of the estimated cost of remedial actions it would likely be required to contribute. While it is not possible to quantify with certainty the potential cost of actions regarding environmental matters, particularly any future remediation and other compliance efforts, in the opinion of management, compliance with the present environmental protection laws and the potential liability for all environmental proceedings will not have a material adverse effect on the financial condition, results of operations or liquidity of the Corporation (also see Notes to Consolidated Financial Statements--Note 13).

The nature and scope of the Corporation's business brings it into regular contact with a variety of persons, businesses and government agencies in the ordinary course of business. Consequently, the Corporation and its subsidiaries from time to time are named in various legal actions. The Corporation does not anticipate that its financial condition, results of operations or liquidity will be materially affected by the costs of known, pending or threatened litigation (also see Notes to Consolidated Financial Statements--Note 12).

Impact of Year 2000
The Year 2000 issue is the result of computer programs that were written using two digits rather than four to

Management's Discussion and Analysis of Financial
Condition and Results of Operations (continued)

define the applicable year. If the Corporation's computer programs or other equipment with date-sensitive functions are not Year 2000 compliant, they may recognize a date using "00" as the Year 1900 rather than the Year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions or engage in normal business activities.

Generally, each of the Corporation's subsidiaries maintains its own data processing equipment and software. In order to ensure that their operations will not be adversely impacted by Year 2000 software failures, project teams have been formed at each subsidiary to address Year 2000 risks. The project teams have coordinated the identification of and will coordinate the implementation of changes to computer hardware and software applications to ensure availability and integrity of the Corporation's information systems and the reliability of its operational systems and manufacturing processes.

Each subsidiary has reviewed its information and operational systems and manufacturing processes to identify those products, services or systems that are not Year 2000 compliant. As a result of these reviews, it has been determined that it will be necessary to modify or replace certain information and operational systems so they will be Year 2000 compliant. These modifications and replacements are being, and will continue to be, made in conjunction with the Corporation's overall systems initiatives. It is difficult to break out the total cost of Year 2000 compliance; however, the combined cost of such compliance, system upgrades (principally software), and setting up a stand-alone system at a subsidiary currently integrated into an unrelated business subsidiary system, is less than $1,000,000. The majority of this cost is for system upgrade and replacement software, which has been acquired and capitalized as of December 31, 1998, and is either in operation or in the process of being implemented. The modifications being handled in-house to internally developed systems are progressing on schedule. The Corporation estimates its Year 2000 efforts are sixty percent complete and the entire project will be completed by mid-1999. Based on available information, the Corporation does not believe any material exposure to significant business interruption exists as a result of Year 2000 compliance issues. Accordingly, the Corporation has not adopted any formal contingency plan in the event its Year 2000 project is not completed in a timely manner. If the Corporation's progress deviates from the anticipated timeline, contingency plans will be developed as deemed necessary at that time.

The Corporation also faces some risk to the extent that customers or suppliers of products, services and systems purchased by the Corporation do not comply with Year 2000 requirements. The Corporation has initiated efforts to evaluate the status of significant suppliers and customers to determine the extent to which the Corporation is vulnerable to these third parties' failure to remediate their own Year 2000 issues. However, the Corporation believes the breadth of its customer base and availability of alternative suppliers will mitigate the risks associated with third party issues.

The descriptions herein of the elements of the Corporation's Year 2000 effort are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Of necessity, this effort is based on estimates and there can be no assurance that actual results will not materially differ from expectations.

Recently Issued Accounting Pronouncements
In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 addresses costs incurred in connection with the implementation of internal-use software, and specifies the circumstances under which such costs should be capitalized or expensed. The Corporation will be required to adopt SOP 98-1 in the first quarter of 1999. Adoption of SOP 98-1 will not have a material impact on the financial position, results of operations or cash flows of the Corporation.

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This pronouncement requires all derivative instruments to be reported at fair value on the balance sheet; depending on the nature of the derivative instrument, changes in fair value will be recognized either in net income or as an element of other comprehensive income. SFAS No. 133 is first effective for the Corporation for the year ending December 31, 2000. The Corporation does not engage in significant activity with respect to derivative instruments or hedging activities and management does not anticipate adoption of SFAS No. 133 will have a material impact on the financial position, results of operations or cash flows of the Corporation.

Management's Discussion and Analysis of Financial
Condition and Results of Operations (continued)

1997 compared to 1996
Operations

Net Sales. Net sales of $173,906,000 in 1997 were increased by $11,503,000 or 7.1% compared with sales of $162,403,000 in 1996. Approximately one-half of this increase is attributed to the 1997 acquisitions of F. R. Gross and Atlantic Grinding & Welding while overall sales at other operations were higher by 3.5%. Most of the Corporation's operations experienced higher shipment levels due primarily to improved economic activity in domestic markets along with slower growth in markets outside of the U.S. The order backlog at December 31, 1997 of $115,200,000 compares with $112,300,000 at December 31, 1996. The acquired businesses contributed $5,000,000 to the backlog while the remaining operations declined slightly. This decline is in part due to a slowing of forged steel roll orders from customers in Asia and the Pacific Rim, partially offset by strong bookings for domestic mills and the plastics processing and machinery industry.

Forged Steel Rolls. In 1997, sales for the Forged Steel Rolls segment were $85,215,000 compared to $80,550,000 in 1996, an increase of 5.8%. Sales in 1997 benefitted from a record opening backlog of $84,200,000 and an increase in shipments of 10.6% to domestic customers. Sales to foreign customers increased at a modest 1.7% compared to the prior year. As noted above, slowing orders from foreign customers resulted in a decline of the backlog which stood at $79,600,000 at December 31, 1997.

Air and Liquid Processing. Sales for the Air and Liquid Processing segment were $59,936,000 in 1997 which represented a slight decline of 2% compared to 1996's sales of $61,162,000. Softness in the industrial coil market resulted in decreased sales of heat exchange coils by 8.0% in 1997 following a record year in 1996. This decline was partially offset by an increase in sales of air handling systems. The backlog at year end for this segment had improved slightly to $23,500,000 compared to $22,400,000 a year ago.

Plastics Processing Machinery. Plastics Processing Machinery segment sales were $28,755,000 in 1997, an increase of $8,064,000 or 39.0% compared to sales of $20,691,000 in 1996. Approximately three-fourths of the increase is attributable to the mid-1997 acquisitions of F.R. Gross and Atlantic Grinding and Welding. Excluding the impact of these acquisitions, sales at New Castle Industries increased by 10.4% in 1997 due to improved demand from plastic processors and machine builders following a slowdown in 1996. The backlog for this segment increased to $12,100,000 at December 31,1997 compared with $5,700,000 at the beginning of the year due principally to the acquired companies.

Cost of Products Sold. The cost of products sold, excluding depreciation, in relationship to net sales was 69.0% in 1997 compared to 70.2% in 1996. A more profitable sales mix together with increased margins, principally in forged steel rolls, resulted in an improved ratio of cost of products sold to sales in 1997.

Selling and Administrative Expense. Selling and administrative expenses increased by $948,000 in 1997 due to the impact of the businesses acquired during the year. The relationship of selling and administrative expenses to net sales declined to 14.5% in 1997 compared to 14.9% in 1996.

Depreciation Expense. Depreciation expense of $6,672,000 in 1997 compares with $6,152,000 in 1996. The increase is attributable to high capital expenditure levels in both years and the impact of the acquisitions.

Income From Operations. Income from operations of $21,961,000 in 1997 increased by $3,893,000 or 21.5% compared to $18,068,000 in 1996. Increased earnings from the Forged Steel Rolls segment were the principal source of the improvement.

Forged Steel Rolls. Earnings for the Forged Steel Rolls segment improved by $4,891,000 to $14,914,000 in 1997, compared to $10,023,000 in 1996. An improvement in margins was realized as shipment levels increased due to strong demand, principally from domestic steel customers.

Air and Liquid Processing. Earnings for the Air and Liquid Processing segment declined in 1997 to $5,198,000 compared to $6,484,000 in 1996. Earnings were decreased at the heat exchange coil operation due to the previously noted shipment decline to industrial customers following a record year in 1996. Results were also lower for air handling systems as margins were impacted by severe competitive pressures within this industry.

Plastics Processing Machinery. The Plastics Processing Machinery segment increased its earnings in 1997 to $1,849,000 compared with $1,561,000 in 1997. Both improved earnings at New Castle Industries due to higher sales volume and modest earnings from the mid-1997 acquisitions of F. R. Gross and Atlantic Grinding and Welding were contributing factors.

Management's Discussion and Analysis of Financial
Condition and Results of Operations (continued)

Other Income (Expense). Gains on sales of investments of $3,489,000 were realized in 1997 compared with $519,000 in 1996. Other income--net was $455,000 in 1997 as compared to $184,000 in 1996. The previous year included losses on disposals of equipment and lower foreign exchange transaction gains.

Income Tax Expense. Income tax expense in 1997 totaled $9,365,000 based on a 36.2% effective tax rate as compared to the $6,380,000 expense in 1996, based on a 34.0% effective tax rate. The lower 1996 tax rate is attributable to revisions to the valuation reserve concerning use of tax loss carryforwards as well as lower foreign taxes.

Net Income. As a result of all of the above, the Corporation had net income of $16,540,000 in 1997 compared to $12,390,000 in 1996.

Statement of Cash Flow
Net cash flows from operating activities were positive for 1997 at $14,153,000 and compare with positive cash flows of $17,843,000 for 1996. While income from operations increased by $3,893,000 in 1997, operating cash flows declined primarily due to an increase in working capital requirements and a full year of federal income tax payments following utilization of tax loss carryforwards in mid-1996.

Net cash outflows from investing activities were $14,596,000 in 1997 and compare with cash outflows of $17,567,000 in 1996. Capital expenditures for 1997 totaled $15,165,000 compared to $9,011,000 in 1996. The major expenditure in 1997 was for plant and equipment at Union Electric Steel. Unexpended industrial revenue bond proceeds of $9,767,000 were available to fund a portion of this capital program and $7,549,000 of these proceeds were drawn down during 1997. The remaining proceeds of $2,218,000 will be available to finance a portion of Union Electric Steel's capital program, which along with other approved appropriations carried forward into 1998 total $7,000,000. Funds generated internally are expected to be sufficient to finance the balance of the capital expenditures.

The net cash outflow from investing activities in 1997 includes $11,967,000 for the purchases of F. R. Gross and Atlantic Grinding & Welding. The Corporation disposed of stock and other investment interests, including its stock holdings in Northwestern Steel and Wire Company, receiving proceeds of $4,907,000 in 1997 and $1,102,000 in 1996.

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

                       1998                                   1997
           -----------------------------------   ------------------------------------
                                   Dividends                              Dividends
Quarter     High         Low       Declared        High         Low       Declared
-------     ----         ---       ---------       ----         ---       ---------
First      $19 5/8     $14 1/2       $.09        $13 7/8      $11 1/8       $.06
Second      18 5/8      14 5/8        .09         15 1/8       11 1/2        .06
Third       16 1/4      13 3/8        .09         19 5/16      14 5/8        .06
Fourth      14 1/2       9 7/8        .10         20 5/8       17 1/2        .09
Year        19 5/8       9 7/8        .37         20 5/8       11 1/8        .27

Five-Year Summary of Selected Financial Data

                                              Year ended December 31,
                              1998         1997         1996         1995         1994
                              ----         ----         ----         ----         ----
Net sales...............  $187,853,060 $173,906,315 $162,402,805 $143,785,139 $113,836,181
Income from operations..    23,202,473   21,960,984   18,068,058   14,176,001    8,359,705
Income from continuing
 operations.............    15,666,562   16,539,985   12,390,488    9,050,286    6,322,477
Discontinued operations.       --           --           --           --         1,728,251
Net income..............    15,666,562   16,539,985   12,390,488    9,050,286    8,050,728

Total assets............   211,811,130  196,845,161  188,170,344  171,423,690  151,912,087
Shareholders' equity....   142,298,612  129,415,787  119,667,023  112,135,049  102,970,884

Basic and diluted
 earnings per share:
 Income from continuing
 operations.............          1.64         1.73         1.29          .94          .66
 Discontinued
 operations.............       --           --           --           --               .18
 Net income.............          1.64         1.73         1.29          .94          .84

 Cash dividends
 declared...............           .37          .27         .235          .15          .10
 Shareholders' equity...         14.86        13.51        12.49        11.71        10.75
 Market price at year
 end....................       $10.875     $19.5625       $12.00       $10.75       $9.875

Weighted average shares
 outstanding and at year
 end....................     9,577,621    9,577,621    9,577,621    9,577,621    9,577,621
Number of shareholders..         1,226        1,312        1,418        1,532        1,654
Number of employees.....         1,350        1,340        1,225        1,204          955

Report of Independent Accountants

PricewaterhouseCoopers LLP [New Logo To Come]

To the Board of Directors
and Shareholders of
Ampco-Pittsburgh Corporation

In our opinion, the consolidated financial statements appearing on pages 8 through 18 herein present fairly, in all material respects, the financial position of Ampco-Pittsburgh Corporation and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

[New Signature Cut To Come]

600 Grant Street
Pittsburgh, Pennsylvania
January 27, 1999

Directors & Officers

    Louis Berkman (1)(3)
    Director
    Chairman of the Board
    President, The Louis Berkman Company


    Robert A. Paul (1)
    Director
    President and Chief Executive Officer

    Ernst G. Siddons (1)
    Director
    Executive Vice President and
    Chief Operating Officer

    Leonard M. Carroll (1)(2)(3)(4)
    Director
    Managing Director, Seneca Capital
    Management, Inc.

    William D. Eberie (2)(3)(4)
    Director
    Private Investor

    Laurence E. Paul
    Director
    Senior Vice President
    Donaldson, Lufkin & Jenrette

    Carl H. Pforzheimer, III (2)(3)(4)
    Director
    Managing Partner, Carl H. Pforzheimer & Co.

    Terrence W. Kenny
    Group Vice President

    Robert J. Reilly
    Vice President Finance and
    Treasurer

    Robert F. Schultz
    Vice President Industrial Relations and
    Senior Counsel

    Rose Hoover
    Corporate Secretary

    (1) Member of the Executive Committee
    (2) Member of the Audit Committee
    (3) Member of the Salary Committee
    (4) Member of the Stock Option Committee






Operating Companies

    Forged Steel Rolls
    ------------------
    Union Electric Steel Corporation
    Carnegie, Pennsylvania
    Robert G. Carothers, President


    Plastics Processing Machinery
    -----------------------------
    New Castle Industries, Inc.
    New Castle, Pennsylvania
    James D. Frankland, President

    F. R. Gross Company
    Stow, Ohio
    David C. Bastow, President



    Air and Liquid Processing
    -------------------------
    Aerofin Corporation
    Lynchburg, Virginia
    David L. Corell, President

    Buffalo Air Handling Company
    Amherst, Virginia
    William R. Phelps, President

    Buffalo Pumps, Inc.
    North Tonawanda, New York
    Charles R. Kistner, President


Annual Meeting

The Annual Meeting of the
Shareholders will be held at:
The USX Tower
33rd Floor Conference Room
Pittsburgh, Pennsylvania
Thursday, April 27, 1999
at 10:00 a.m..



Transfer Agent

ChaseMellon Shareholder Services
Commerce Court, 3rd Floor
4 Station Square
Pittsburgh, Pennsylvania 15219
www.chasemellon.com



10K Report

Form 10-K is available without
charge to shareholders upon
written request to:
Corporate Secretary
Ampco-Pittsburgh Corporation
600 Grant Street
Pittsburgh, Pennsylvania
15219-2700

                         AMPCO-PITTSBURGH CORPORATION
                             Pittsburgh, PA 15219