Form 10-K405, Exhibit 13
period 1999-12-31
AMPCO PITTSBURGH CORP
filed 2000-03-14
CIK 6176

                                                                      Exhibit 13

ampco pittsburgh
        1999 ANNUAL REPORT
        ------------------------------------------------------------------------

About the Cover: An artist's depiction of the critical tolerances and precision necessary in the production of the engineered products manufactured by the Corporation.

Ampco-Pittsburgh Corporation
Financial Highights

-------------------------------------------------------------------------------
(Dollars in thousands except per share)

                                                1999               1998                1997
-------------------------------------------------------------------------------------------
Net Sales                                   $211,827           $187,853            $173,906
-------------------------------------------------------------------------------------------
Operating Income                              22,814             23,202              21,961
-------------------------------------------------------------------------------------------
Investment Gains net of tax                       --                 --               2,268
-------------------------------------------------------------------------------------------
Net Income                                    15,144             15,667              16,540
-------------------------------------------------------------------------------------------
Basic Earnings Per Share                        1.58               1.64                1.73
-------------------------------------------------------------------------------------------
Dividends Per Share                               40                .37                 .27
-------------------------------------------------------------------------------------------
Shareholders' Equity                        $152,620           $142,299            $129,416
-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                                          (Dollars in millions except per share)


[CHART APPEARS HERE]      [CHART APPEARS HERE]


Operating Segments:

 . Forged and Cast Rolls

 . Air and Liquid Processing

 . Plastics Processing Machinery


[CHART APPEARS HERE]      [CHART APPEARS HERE]

To Our Shareholders
-------------------------------------------------------------------------------

     In our report last year, we indicated that it would be difficult to duplicate the results of the prior two years. We are pleased to report, however, that we came very close with income for 1999 only slightly below the target level. In addition, the Corporation consummated a significant acquisition in August with the purchase of The Davy Roll Company, a leading United Kingdom producer of cast rolls to complement Union Electric Steel corporation, the world's largest producer of forged hardened steel rolls.

     Sales in 1999 of $211,827,000 increased substantially compared to $187,853,000 in 1998 in large part due to the inclusion of sales for five months of Davy Roll. Operating income of $22,814,000 decreased by only $388,000 from the 1998 level. A return to a more acceptable earnings performance by the Air and Liquid Processing segment made up for the lower results of the two other segments. The Corporation had net income of $15,144,000 or $1.58 per share in 1999, compared to $15,667,000 or $1.64 per share in the prior year.

     The financial position of the Corporation remains strong, which following the acquisition cost approximating $24,000,000, includes cash holdings of $16,323,000. The only debt continues to be long-term industrial revenue bonds totalling $14,661,000. Shareholders equity increased to $152,620,000 by year end.

     The Corporation continued its policy of significant investment in capital expenditures which were close to $12,000,000 in 1999 with commitments to date capacity but ensure that our operations are equipped to maximize manufacturing productivity and quality so as to meet the ever increasing competitive situations that are faced daily. Our operations continue to make research and development a high priority. We intend to be technological leaders in each of our niche businesses. We have made great strides in our Union Electric Steel operation with the introduction of a new generation of forged hardened steel work rolls which we believe have superior wear and hardenability characteristics to those of any of its competitors.

     Price compression, severe competitive pressures and unfavorable exchange rates are problems but are facts of life that must be dealt with. We are pleased that our backlog of orders is relatively strong. During 2000, we will complete the integration of the newly acquired cast roll business into the Corporation which should enhance returns on that investment. We enter the new millennium with significant challenges but with great confidence. We will continue to seek further growth and investment opportunities; meanwhile, the Corporation is extremely healthy and expects to produce good earnings in the year ahead.

     We appreciate the contribution and support of our employees, customers, shareholders and suppliers. Their efforts have helped to strengthen Ampco-Pittsburgh for the future.

March 1, 2000

/s/ Louis Berkman           /s/ Robert A. Paul      /s/ Ernest G. Siddons

Louis Berkman               Robert A. Paul          Ernest G. Siddons
Chairman of the Board       President and Chief     Executive Vice
 Board                      Executive Officer       President and Chief
                                                    Operating Officer

-------------------------------------------------------------------------------
New Acquisition

The Davy Roll Company

[GRAPHIC APPEARS HERE]

An aerial photograph of The Davy Roll Company plant located on a 12-acre site in Gateshead, England.

On August 2, 1999, the Corporation acquired The Davy Roll Company Limited headquartered in Gateshead in the Northeast of England. The company is a leading manufacturer of cast iron and steel rolls primarily used by hot and cold strip steel mills in addition to medium and heavy section and plate mills throughout the world. With an annual capacity in excess of 20,000 tons, the Company can produce rolls up to 55 tons in finished weight using both static and spin-cast techniques. Davy Roll has a reputation for providing a high quality product and service to its customers and is accredited to internationally accepted Quality Assurance Standards. By merging the acquired business with Union Electric Steel Corporation, the world's largest producer of forged hardened steel rolls, the Corporation can provide its global customer base with total forged and cast rolling mill roll requirements on a single source basis.

[GRAPHIC APPEARS HERE]

A technician ultrasonically evaluates the internal structure of a Davy cast roll prior to shipment.

Two small businesses in England were also acquired. They are Formet Limited which custom forges special stock alloys principally used in the oil and gas, petrochemical, marine and general engineering industries, and Turner Chilled Rolls Limited, a manufacturer of high quality cast rolls used by the food and animal feed processing industries.

Forged and Cast Rolls
--------------------------------------------------------------------------------

Union Electric Steel/Davy Roll

     The acquisition of The Davy Roll Company, a leading United Kingdom manufacturer of cast iron and steel rolls, has created the opportunity for this segment to service the world's largest steel and aluminum producers with total rolling mill roll requirements on a single-source basis. Although results of the acquisition are included for five months of 1999 and sales increased accordingly, operating income was considerably below the last two back-to-back record years. Despite this, income exceeded planned levels at a time when the roll industry was suffering much larger reductions in earnings. In addition, Union Electric Steel Corporation has increased its U.S. market share of forged hardened steel rolls and through its research and development programs has introduced a new generation of work rolls superior to those of any of its competitors. The merging of the two businesses adds value to both, with the principal synergies coming from sales and marketing as well as joint research and development programs, the latter allowing the Corporation to provide customers with the ideal solution for their particular application - either a forged or a cast roll.

[GRAPHIC APPEARS HERE]

The largest of the Union Electric forged roll finishing plants located in Carnegie, Pennsylvania.

     The Corporation continued its capital expenditure program in this segment with $7 million in 1999 and is committed to spend approximately $10 million in 2000. This includes costs to complete the major heat treatment project at Union Electric, Carnegie and expenditures to upgrade facilities and equipment at the Davy Roll Gateshead plant.

     Towards the end of the year, the Belgian operation was restructured to recognize changes in product finishing processes requiring a small reduction in the workforce, causing a one-time provision of $585,000 to be made for severance and future pension expense. The strength of the U.S. dollar against the euro is a difficult problem for this operation, impacting the cost of purchases of forging blanks from its U.S. parent.

[GRAPHIC APPEARS HERE]

A view of part of The Davy Roll Company cast roll plant located in Gateshead, England.

[GRAPHIC APPEARS HERE]

The Union Electric Steel forged roll finishing plant located in Valparaiso, Indiana.

Coupled with pricing pressures, it will be difficult for the Belgian business to remain profitable in the current environment. The currency difference makes Europe a challenging market for U.S. exports in general and only a favorable change in the dollar/euro exchange rate will provide the opportunity for forged hardened rolls to be competitive with the European continental producers.

[GRAPHIC APPEARS HERE]

Multiple shapes and sizes of finished forged hardened steel rolls awaiting inspection prior to shipment.

     Towards the end of the year, a technical know-how and forged hardened steel blank supply agreement was consummated with Tata-Yodagowa Limited, a leading producer of cast rolls in India. This partnership will aid the Corporation in retaining market share as indigenous producers take over forged steel roll requirements in India which until recently were supplied by foreign producers.

[GRAPHIC APPEARS HERE]

The Union Electric Steel Harmon Creek plant in Burgettstown, Pennsylvania houses melting, forging and rough machining operations.

     Going into 2000, growth in market share and strength of the domestic economy have increased materially the Union Electric Steel order book. However, on a consolidated basis, this is partially offset by a reduction in sales out of Belgium. The Davy cast roll order backlog is at a slightly higher level than prior to the acquisition.

[CHART APPEARS HERE]

Air and Liquid Processing
--------------------------------------------------------------------------------

[CHART APPEARS HERE]

Benefitting from strong opening order backlog, sales of the segment improved 16% in 1999 following a modest increase in the previous year. The additional sales volume and favorable product mix propelled the operating earnings by 77% above 1998 levels returning the segment to a more acceptable performance following two years of disappointing results.

Aerofin

     The heat exchange coil business improved for Aerofin in 1999 with sales increasing almost twenty percent above the low levels of the previous year. Earnings improved but not to the record levels of two and three years ago as margins continued to be impacted by severe pricing pressures. Higher margin nuclear coil orders increased the second half of the year results and have improved the quality of the order backlog going into 2000. It was the middle of 1999 before the equipment was fully installed for the manufacture of plate fin coils. This provided Aerofin the ability to offer one of the most complete lines of heat exchange coils in the industry and will improve penetration in the heating and air conditioning markets.

[GRAPHIC APPEARS HERE]

The Buffalo Pumps office and plant located in North Tonawanda, New York.

Buffalo Air Handling

     Sales of custom air handling systems improved by almost sixteen percent for Buffalo Air Handling, in part as a result of further penetration in construction for the pharmaceutical and chemical processing industries. Although pricing continues to be extremely competitive, increased sales volume, investment in the CNC right angle shear and improved production scheduling resulted in better than planned earnings. Order backlog going into 2000 is reasonably strong; however, it is below the record level experienced at the end of last year.

[GRAPHIC APPEARS HERE]

The tube straightening operation of the new plate fin coil line, installed at the Aerofin plant in Lynchburg, Virginia in 1999.

[GRAPHIC APPEARS HERE]

The new CNC right angle shear installed during 1999 at the Buffalo Air Handling plant in Amherst, Virginia.

Buffalo Pumps

     Sales of centrifugal pumps were at record levels, increasing by approximately seven persent in 1999, producing an improved earnings performance. Strength of the power generation market led to increased pump shipments while marine defense and commercial refrigeration businesses remained close to prior yera levels. The operation continued to enjoy productivity gains from the significant investments made in CNC machinery during 1999 and the past several years. The growth in the power generation business allows Buffalo Pumps to enter 2000 with an improved order backlog level compared to a year ago.

Performance of the Plastics Processing Machinery segment in 1999 was disappointing. Sales and earnings were materially lower resulting from a slow-down in capital spending by plastic processors across the country which impacted business with them and original equipment manufacturers. Comparative figures for 1997 include only part-year results for F.R. Gross and Atlantic Grinding, which were acquired during that year.

[GRAPHIC APPEARS HERE]

The headquarter offices and plant of New Castle Industries in New Castle, Pennsylvania.

[GRAPHIC APPEARS HERE]

A feed screw satellite plant in Manchester, New Hampshire which services New Castle Industries' customers in New England.


Plastics Processing Machinery
--------------------------------------------------------------------------------

New Castle Industries

     In 1999, New Castle performed almost at par, with sales and earnings flat with those of the prior year, but considerably below expectations. This is in part due to reduced order intake beginning at the end of the first quarter. Plastic processor over-capacity and industry consolidations resulted in excess equipment, which produced a reduction in demand for repairs and replacement machinery. The strategy of acquiring Atlantic Grinding as satellite plants in New Hampshire and South Carolina to provide immediate and reliable service to customers in those geographic areas is working well and has improved feed screw operating earnings. Price and competitive pressures have been severe throughout the year on all products; however, chill rolls in particular were impacted the most, both in the level of sales and margins. Although New Castle goes into 2000 with a lower order backlog than at the end of last year, there are signs that plastic processors are beginning to increase spending levels.

[GRAPHIC APPEARS HERE]

Feed screws receive final micrometer inspection prior to shipment.

F.R. Gross

     As with New Castle chill rolls, the F.R. Gross heat transfer roll business was adversely impacted in 1999 by industry conditions. Sales and earnings were significantly lower than the prior year. Joint marketing plans with New Castle are currently being developed in an effort to expand sales coverage for the plastics processors and original equipment manufacturers.

[GRAPHIC APPEARS HERE]

F. R. Gross office and plant in Stow, Ohio.

[CHART APPEARS HERE]

Consolidated Balance Sheets

                                                                              December 31,
                                                                      1999                   1998
                                                                      ----                   ----
Assets
 Current assets:
  Cash and cash equivalents.................................     $     16,322,834      $      33,107,815
  Receivables, less allowance for doubtful accounts of
   $364,138 in 1999 and $691,090 in 1998....................           51,114,519             35,017,919
  Inventories...............................................           47,281,320             35,492,440
  Other.....................................................            3,864,604              4,076,339
                                                                 ----------------      -----------------
       Total current assets.................................          118,583,277            107,694,513

 Property, plant and equipment, at cost:
  Land and land improvements................................            5,269,931              4,790,793
  Buildings.................................................           28,981,171             26,419,747
  Machinery and equipment...................................          134,402,869            119,498,465
                                                                 ----------------      -----------------
                                                                      168,653,971            150,709,005
  Accumulated depreciation..................................          (79,933,027)           (73,932,512)
                                                                 ----------------      -----------------
       Net property, plant and equipment....................           88,720,944             76,776,493

  Prepaid pension...........................................           14,679,325             13,885,544
  Other noncurrent assets...................................           13,824,778             13,454,580
                                                                 ----------------      -----------------
                                                                 $    235,808,324      $     211,811,130
                                                                 ================      =================

Liabilities and Shareholders' Equity
 Current liabilities:
  Accounts payable..........................................     $     14,197,817      $       9,247,179
  Accrued payrolls and employee benefits....................            9,395,336              7,820,048
  Other.....................................................           16,699,277              9,355,391
                                                                 ----------------      -----------------
     Total current liabilities..............................           40,292,430             26,422,618

  Employee benefit obligations..............................           15,716,358             16,509,026
  Industrial revenue bond debt..............................           14,661,000             12,586,000
  Deferred income taxes.....................................           11,440,862             11,707,742
  Other noncurrent liabilities..............................            1,077,948              2,287,132
                                                                 ----------------      -----------------
     Total liabilities......................................           83,188,598             69,512,518

 Shareholders' Equity:
  Preference stock--no par value; authorized 3,000,000
   shares; none issued......................................                   --                     --
  Common stock--par value $1; authorized 20,000,000
   shares; issued and outstanding -- 9,590,121 shares in
   1999, 9,577,621 shares in 1998...........................            9,590,121              9,577,621
  Additional paid-in capital................................          102,668,480            102,555,980
  Retained earnings.........................................           40,034,339             28,724,905
  Accumulated other comprehensive income....................              326,786              1,440,106
                                                                 ----------------      -----------------
     Total shareholders' equity.............................          152,619,726            142,298,612
                                                                 ----------------      -----------------
                                                                 $    235,808,324      $     211,811,130
                                                                 ================      =================

                See Notes to Consolidated Financial Statements.

Consolidated Statements of Income

                                                                      For The Year Ended December 31,
                                                              1999                 1998                  1997
                                                              ----                 ----                  ----
Net sales...........................................    $  211,827,393         $  187,853,060        $  173,906,315
                                                        --------------         --------------        --------------
Operating costs and expenses:
  Cost of products sold (excluding depreciation)....       150,570,164            129,410,176           120,075,719
  Selling and administrative........................        30,812,218             27,717,806            25,197,129
  Depreciation......................................         7,631,452              7,522,605             6,672,483
                                                        --------------         --------------        --------------
                                                           189,013,834            164,650,587           151,945,331
                                                        --------------         --------------        --------------
Income from operations..............................        22,813,559             23,202,473            21,960,984
Other income (expense):
  Gain on sale of investments.......................                --                     --             3,489,228
  Other (expense) income-- net......................          (123,327)               419,089               454,773
                                                        --------------         --------------        --------------
Income before income taxes..........................        22,690,232             23,621,562            25,904,985
Income taxes........................................         7,546,000              7,955,000             9,365,000
                                                        --------------         --------------        --------------
Net income..........................................    $   15,144,232         $   15,666,562        $   16,539,985
                                                        ==============         ==============        ==============

Basic and diluted earnings per common share.........    $         1.58         $         1.64        $         1.73
                                                        ==============         ==============        ==============
Weighted average number of common shares
 outstanding........................................         9,585,657              9,577,621             9,577,621
                                                        ==============         ==============        ==============

Consolidated Statements of Shareholders' Equity

                                                     Common Stock                                   Accumulated
                                           --------------------------------                            Other
                                             Stated          Additional           Retained         Comprehensive
                                            Capital        Paid-in Capital        Earnings         Income (Loss)          Total
                                           --------        ---------------        --------         -------------          -----
Balance December 31, 1996..............    $ 9,577,621       $ 102,555,980     $   2,648,036        $   4,885,386    $ 119,667,023
                                                                                                                     -------------
Comprehensive income:
  Net income 1997......................                                           16,539,985                            16,539,985
  Other comprehensive (loss)...........                                                                (4,205,263)      (4,205,263)
                                                                                                                     -------------
    Comprehensive income...............                                                                                 12,334,722
Cash dividends ($0.27 per share).......                                           (2,585,958)                           (2,585,958)
                                           -----------       -------------     -------------        -------------    -------------
Balance December 31, 1997..............      9,577,621         102,555,980        16,602,063              680,123      129,415,787
                                                                                                                     -------------
Comprehensive income:
  Net income 1998......................                                           15,666,562                            15,666,562
  Other comprehensive income...........                                                                   759,983          759,983
                                                                                                                     -------------
    Comprehensive income...............                                                                                 16,426,545
Cash dividends ($0.37 per share).......                                           (3,543,720)                           (3,543,720)
                                           -----------       -------------     -------------        -------------    -------------
Balance December 31, 1998..............      9,577,621         102,555,980        28,724,905            1,440,106      142,298,612
                                                                                                                     -------------
Comprehensive income:
  Net income 1999......................                                           15,144,232                            15,144,232
  Other comprehensive (loss)...........                                                                (1,113,320)      (1,113,320)
                                                                                                                     -------------
    Comprehensive income...............                                                                                 14,030,912
Issuance of stock......................         12,500             112,500                                                 125,000
Cash dividends ($0.40 per share).......                                           (3,834,798)                           (3,834,798)
                                           -----------       -------------     -------------        -------------    -------------
Balance December 31, 1999..............    $ 9,590,121       $ 102,668,480     $  40,034,339        $     326,786    $ 152,619,726
                                           ===========       =============     =============        =============    =============

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

                                                                                For The Year Ended December 31,
                                                                        1999                 1998                   1997
                                                                        ----                 ----                   ----
Cash flows from operating activities:
  Net income......................................................  $ 15,144,232           $ 15,666,562           $ 16,539,985
  Adjustments to reconcile net income to net cash flows
   from  operating activities:
    Depreciation..................................................     7,631,452              7,522,605              6,672,483
    Gain on sale of investments...................................            --                     --             (3,489,228)
    Deferred income taxes.........................................       576,768              1,034,000              3,565,000
    Other--net....................................................       607,561                552,874                289,206
    Changes in assets/liabilities, net of effects
     from business acquisitions:
      Receivables.................................................    (4,515,486)               617,901             (1,771,708)
      Inventories.................................................       (52,870)               275,366             (2,190,829)
      Other assets................................................    (1,984,063)              (393,334)               (71,752)
      Accounts payable............................................     2,431,060                397,416             (1,018,684)
      Accrued payrolls and employee benefits......................       163,147                120,481               (212,999)
      Other liabilities...........................................       (34,147)              (107,497)            (4,158,879)
                                                                    ------------           ------------           ------------
Net cash flows from operating activities..........................    19,967,654             25,686,374             14,152,595
                                                                    ------------           ------------           ------------
Cash flows from investing activities:
  Purchases of property, plant and equipment......................   (11,749,326)           (12,099,403)           (15,164,640)
  Proceeds from sales of property, plant and equipment............       421,837                419,638                 79,020
  Use of unexpended industrial revenue bond proceeds..............       503,898              1,714,419              7,548,621
  Business acquisitions...........................................   (24,164,884)              (899,463)           (11,966,579)
  Proceeds from sales of investments..............................            --                     --              4,907,484
                                                                    ------------           ------------           ------------
  Net cash flows from investing activities........................   (34,988,475)           (10,864,809)           (14,596,094)
                                                                    ------------           ------------           ------------
Cash flows from financing activities:
  Dividends paid..................................................    (3,833,548)            (3,447,944)            (3,256,684)
  Proceeds from the issuance of stock.............................       125,000                     --                     --
  Proceeds from industrial revenue bonds..........................     2,075,000                     --              7,116,000
  Repayment of industrial revenue bonds...........................            --                     --             (7,116,000)
                                                                    ------------           ------------           ------------
  Net cash flows from financing activities........................    (1,633,548)            (3,447,944)            (3,256,684)
                                                                    ------------           ------------           ------------
Effect of exchange rate changes on cash...........................      (130,612)                38,682               (114,536)
                                                                    ------------           ------------           ------------
Net (decrease) increase in cash and cash equivalents..............   (16,784,981)            11,412,303             (3,814,719)
Cash and cash equivalents at beginning of year....................    33,107,815             21,695,512             25,510,231
                                                                    ------------           ------------           ------------
Cash and cash equivalents at end of year..........................  $ 16,322,834           $ 33,107,815           $ 21,695,512
                                                                    ============           ============           ============
Supplemental information:

  Income tax payments.............................................  $  6,126,563           $  6,282,784           $  7,649,541
  Interest payments...............................................       730,753                701,840                523,555


                See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Description of Business

Ampco-Pittsburgh Corporation (the Corporation) is in three business segments that manufacture and sell principally custom-engineered equipment. The Forged and Cast Rolls segment consists of Union Electric Steel and its affiliates in Belgium and England (see Note 2) which manufacture and sell forged hardened steel rolls and cast rolls to the metals industry. The Air and Liquid Processing segment consists of Aerofin--heat exchange coils, Buffalo Air Handling--air handling systems, and Buffalo Pumps--centrifugal pumps, all of which sell to a variety of commercial and industrial users. The Plastics Processing Machinery segment consists of New Castle Industries--feed screws, barrels and chill rolls and F. R. Gross--heat transfer rolls, both of which sell principally to the plastics processing and machinery industry.

Note 1--Accounting Policies:

The Corporation's accounting policies conform to generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. A summary of the significant accounting policies followed by the Corporation is presented below. Certain amounts for preceding periods have been reclassified for comparability with the 1999 presentation.

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

Property, Plant and Equipment

Property, plant and equipment are recorded at cost with depreciation computed on the straight-line method over the following estimated useful lives: land improvements--15 to 20 years, buildings--25 to 50 years and machinery and equipment--5 to 20 years. Expenditures that extend economic useful lives are capitalized. Routine maintenance is charged to operating results. Gains or losses are recognized on retirements or disposals.

Revenue Recognition

Revenue from sales is recognized when title to the product passes to the customer.

Foreign Currency Translation

Assets and liabilities of the Corporation's foreign operations are translated at the current year-end exchange rates and the statements of income are translated at the average exchange rates for the year. Gains or losses resulting from translating foreign currency financial statements are accumulated as a separate component of other comprehensive income until the entity is sold or substantially liquidated. The foreign currency translation adjustments exclude income tax expense (benefit) since earnings of non-U.S. subsidiaries are deemed to be reinvested for an indefinite period of time.

Financial Instruments

Gains and losses on forward exchange contracts which hedge exposures on anticipated foreign currency commitments are deferred and recognized as adjustments to the bases of the underlying assets. Premiums and discounts are amortized into income over the life of the forward exchange contract.

Income Taxes

Income taxes are recognized during the year in which transactions enter into the determination of financial statement income. Deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities.

Stock-Based Compensation

The Corporation accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees." Under the intrinsic value method, compensation expense is generally recognized only to the extent the market price of the common stock exceeds the exercise price of the stock option at the date of the grant.

Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share is similar to basic earnings per share except that the denominator is increased to include the net additional common shares that would have been outstanding assuming exercise of outstanding stock options, calculated using the treasury stock method. The weighted average number of common shares outstanding assuming exercise of the stock options was 9,610,265 and 9,577,990 common shares for 1999 and 1998, respectively. There were no potentially dilutive securities outstanding for 1997.

Note 2--Acquisitions:

On August 2, 1999, the Corporation acquired the stock of The Davy Roll Company and two smaller companies, each wholly owned subsidiaries of Kvaerner PLC, (combined "Davy"). Davy, headquartered in Gateshead, England with operating locations in Gateshead and Sheffield, England, is primarily a leading supplier of cast rolls to the steel and metal industries and complements the previously existing Forged Steel Rolls segment (which has been renamed to Forged and Cast Rolls).

The acquisition was accounted for as a purchase transaction. The purchase price of approximately U.S. $24,000,000 resulted in a bargain purchase (negative goodwill) which was applied against property, plant and equipment. Adjustments to the purchase price allocation may arise from finalizing certain purchase accounting matters, including accounting for pensions under a defined benefit plan (see Note 6). The consolidated financial statements include the results of operations of Davy from its acquisition date of August 2, 1999.

The unaudited pro forma financial information is based on the financial statements for each of the companies. The consolidated results of operations on a pro forma basis, as though the business had been acquired as of January 1, 1998, are as follows (in thousands except for per share information):

                                      For the Year Ended
                                         December 31,
                                  1999                1998
                                  ----                ----
Net sales.....................  $241,743            $252,349
Net income....................  $ 13,603            $ 17,955
Basic and diluted
 earnings per share...........  $   1.42            $   1.87

The unaudited pro forma financial information is included for comparative purposes only and is not intended to be indicative of the results that would have occurred had the acquisition had been consummated on January 1, 1998 or that may be obtained in the future. In particular, pro forma net income for 1999 includes approximately $1,000,000 of non-recurring expenses, net of tax.

Note 3--Inventories:

                                   (in thousands)
                                 1999          1998
                                 ----          ----
Raw materials................  $11,714       $ 6,425
Work-in-process..............   26,212        21,985
Finished goods...............    4,084         5,100
Supplies.....................    5,271         1,982
                               -------       -------
                               $47,281       $35,492
                               =======       =======

The carrying amount of inventories valued on the LIFO method approximates current cost at December 31, 1999 and 1998. Approximately 63% and 80% of the inventory was valued using the LIFO method in 1999 in 1998, respectively.

Note 4--Borrowing Arrangements:

The Corporation maintains short-term lines of credit of approximately $10,000,000. There were no bank borrowings outstanding at either December 31, 1999 or 1998, with only minimal line of credit borrowings during each of the years.

In 1999, a subsidiary of the Corporation issued tax-exempt Industrial Revenue Bonds (IRBs) equaling $2,075,000 which mature in 2029. Interest is at a floating rate that averaged 3.57% during the year. In 1996, another subsidiary of the Corporation issued two series of tax-exempt IRBs totaling $11,236,000. Due to anticipated capital expenditures exceeding limitations prescribed for tax-exempt financings, one of the series for $7,116,000 was refinanced in 1997 with a taxable issue. Principal on the tax-exempt and taxable bonds mature in 2020 and 2027, respectively. Interest on the tax-exempt bonds, including a 1987 tax-exempt issue for $1,350,000 which is due in 2002, are at floating rates which averaged 3.49% during the year. Interest on the taxable bonds averaged 5.30%. The IRBs are secured by letters of credit of equivalent amounts.

The IRBs require, among other things, the maintenance of certain financial covenants including minimum net worth and ratios of interest coverage and debt to equity. The Corporation is in compliance with the applicable bank covenants as of December 31, 1999.

Note 5--Other Current Liabilities:

                                        (in thousands)
                                       1999        1998
                                       ----        ----
Customer related liabilities......  $  5,773      $3,147
Accrued income taxes..............     3,740       2,603
Other.............................     7,186       3,605
                                     -------      ------
                                     $16,699      $9,355
                                     =======      ======

Note 6--Pension and Other Postretirement Benefits:

Pension Plans

The Corporation has defined benefit pension plans covering substantially all of its employees, some of which require employee contributions. Generally, the benefits are based on years of service multiplied by either a fixed amount or a percentage of compensation. For its pension plans covered by the Employee Retirement Income Security Act of 1974 (ERISA), the Corporation's policy is to fund at least the minimum actuarially computed annual contribution required under ERISA. Employees at certain operations have matching 401(k) retirement savings plans in lieu of defined benefit pension programs.

Employees of Davy can become participants in newly created contributory defined benefit plans. Until plan documents are finalized, which is expected in the first quarter of 2000, required contributions are being made to the seller's plans. Contributions are based on a percentage of "compensation" and amounted to $578,000 in 1999. On completion of the plans, the actuarially determined amount of assets and liabilities will be transferred from the seller's plans to the new plans. These amounts are currently not finalized; however, the new plans are expected to be fully funded.

The Corporation also maintains a nonqualified defined benefit plan to provide supplemental retirement benefits for selected executives in addition to benefits provided under the Corporate sponsored pension plans. The Corporation contributed $1,000,000 in both 1999 and 1998 to a grantor tax trust known as a "Rabbi" trust. The assets of the trust are subject to claims of the Corporation's creditors, but otherwise must be used only for purposes of providing benefits under the plan. The fair market value of the trust at December 31, 1999 and 1998, which is included in other noncurrent assets, is $3,186,000 and $2,058,000 respectively. For financial reporting purposes, the plan is treated as a non-funded pension plan. The accumulated benefit obligation for the plan at December 31, 1999 and 1998 was $3,797,000 and $3,517,000,
respectively.

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

The following provides a reconciliation of benefit obligations, plan assets, and funded status of the plans, excluding the Davy plans.

                                                             (in thousands)
                                                                                 Other
                                                                             Postretirement
                                             Pension Benefits                   Benefits
                                              1999           1998          1999          1998
                                              ----           ----          ----          ----
Change in benefit obligation:
Benefit obligation at January 1............ $90,788         $82,346       $ 8,899       $9,184
Service cost...............................   1,661           1,413           110          100
Interest cost..............................   6,091           5,914           584          624
Plan amendments............................   1,252             120             7           --
Actuarial (gain) loss......................  (9,183)          5,536           361         (243)
Participant contributions..................      --              --           108           91
Benefits paid from plan assets.............  (4,473)         (4,417)           --           --
Benefits paid by  Corporation..............    (124)           (124)       (1,053)        (857)
                                            -------         -------       -------       ------
Benefit obligation at  December 31......... $86,012         $90,788       $ 9,016       $8,899
                                            =======         =======       =======       ======

                                                             (in thousands)
                                                                                    Other
                                                                                Postretirement
                                                 Pension Benefits                  Benefits
                                               1999           1998            1999          1998
                                               ----           ----            ----          ----
Change in plan assets:
Fair value of plan assets at January 1......   $131,541      $113,037       $    --       $    --
Actual return on plan assets................     14,044        22,921            --            --
Corporate contribution......................        124           124           945           766
Participant contributions...................         --            --           108            91
Gross benefits paid.........................     (4,597)       (4,541)       (1,053)         (857)
                                               --------      --------       -------       -------
Fair value of plan assets at December 31....   $141,112      $131,541       $     0       $     0
                                               ========      ========       =======       =======
Funded status of the plans:.................   $ 55,100      $ 40,753       $(9,016)      $(8,899)
Unrecognized actuarial (gain) loss..........    (46,465)      (31,572)          494           138
Unamortized prior service cost (benefit)....      2,221         1,156        (4,221)       (4,843)
Unrecognized net transition obligation......         26            32            --            --
Accrued benefit cost........................      3,797         3,517        12,743        13,604
                                               --------      --------       -------       -------
Prepaid benefit cost........................   $ 14,679      $ 13,886       $    --       $    --
                                               ========      ========       =======       =======

Net periodic pension and other postretirement benefit costs include the following components:

                                                                        (in thousands)
                                                                                                    Other
                                                                                                Postretirement
                                                           Pension Benefits                        Benefits
                                                     1999        1998        1997        1999        1998     1997
                                                     ----        ----        ----        ----        ----     ----
Service cost......................................  $ 1,662     $ 1,413     $ 1,206      $ 110      $ 100     $  90
Interest cost.....................................    6,090       5,914       5,711        584        624       697
Expected return on plan assets....................   (8,375)     (7,333)     (6,427)        --         --        --
Amortization of prior service cost................      188         140         132       (615)      (615)     (615)
Actuarial loss....................................      160         118          76          6          4        26
                                                    -------     -------     -------      -----      -----     -----
Net benefit (income) cost.........................  $  (275)    $   252     $   698      $  85      $ 113     $ 198
                                                    =======     =======     =======      =====      =====     =====

Assumptions as of December 31:
Discount rate.....................................     7.50%       6.75%       7.25%      7.50%      6.75%     7.25%
Expected long-term rate of return on plan assets..     8.50%       8.50%       8.50%        --         --        --
Rate of increases in compensation.................     3.00%       3.00%       3.00%        --         --        --

The assumed health care cost trend rate at December 31, 1999 is 9% for 2000, gradually decreasing to 5.25% in 2003 and thereafter. A one percentage point increase or decrease in the assumed health care cost trend rate would change the postretirement benefit obligation and the annual benefit expense by approximately $900,000 and $70,000, respectively.

Note 7--Authorized and Issued Shares:

Under the Corporation's Shareholder Rights Plan, each outstanding share of common stock carries one Preference Share Purchase Right (a Right). The Rights are designed to assure that all shareholders receive equal treatment in the event of a potential acquisition of the Corporation or a change in control. Under certain circumstances, each Right entitles the shareholder to buy 1/100 of a share of Series A Preference Stock at a $45.00 exercise price. The Rights are exercisable only if a party acquires, or commences a tender offer to acquire, beneficial ownership of 20% or more of the Corporation's common stock without the approval of the independent directors on the Corporation's Board.

After the Rights become exercisable, if anyone acquires 30% or more of the Corporation's stock or assets, merges into the Corporation or engages in certain other transactions, each Right may be used to purchase shares of the Corporation's common stock (or, under certain conditions, the acquirer's common stock) worth twice the exercise price. The Corporation may redeem the Rights, which expire in November 2008, for one cent per Right under certain circumstances. At December 31, 1999, there are 3,000,000 shares of unissued preference stock, of which 150,000 shares have been designated as Series A Preference Stock for issuance in connection with these Rights.

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

In December 1998, options for 277,500 shares of common stock were granted at an exercise price of $10 per share which was the market price on the date of grant. The options vested at date of grant, became fully exercisable after May 1, 1999 and have a ten-year life. During 1999, 12,500 options were exercised resulting in 265,000 options outstanding at December 31, 1999.

The Corporation accounts for its stock-based compensation using the intrinsic value method prescribed by APB No. 25; accordingly, no compensation cost was recognized. Had compensation cost been determined based on the fair value of the option at the grant date consistent with SFAS No. 123, there would have been no impact on net income or earnings per share in 1999 and net income and earnings per share for 1998 would have been $15,208,000 and $1.59, respectively.

The fair value of the option, estimated on the date of grant using the Black-Scholes option-pricing model, was $2.54 based on the following assumptions: dividend yield of 4.0%, expected volatility of 34.2%, risk-free interest rate of 4.8% and an expected option life of 5 years.

Note 9--Financial Instruments:

Forward Foreign Exchange Contracts

Certain of the Corporation's operations are subject to risk from exchange rate fluctuations in connection with regular inventory purchases in U.S. dollars and sales contracts in foreign currencies. In order to minimize these risks, forward foreign exchange contracts are purchased. At December 31, 1999, monthly forward exchange contracts to hedge anticipated inventory purchases approximated $5,170,000 of U.S. dollars (representing approximately 52% of anticipated requirements). In addition, monthly forward exchange contracts to hedge outstanding accounts receivable approximated $12,448,000 at December 31, 1999.

Fair Value of Financial Instruments

The estimated fair value of forward foreign exchange contracts, based on quoted market prices of comparable contracts, approximates their notional principal amount plus (minus) the unrealized deferred gain (loss).

The fair value of other financial instruments classified as current assets or current liabilities approximates their carrying values due to the short-term maturity of these instruments. The fair value of the floating rate IRB debt approximates its carrying value.

Note 10--Income Taxes:

The provision (benefit) for taxes on income consists of the following:

                                 (in thousands)
                          1999       1998       1997
                          ----       ----       ----
Current:
  Federal............... $5,010     $6,545     $4,451
  State.................    358        268        720
  Foreign...............    421        108        629
                         ------     ------     ------
                          5,789      6,921      5,800
                         ======     ======     ======

Deferred:
  Federal...............  1,772        830      3,611
  State.................    242        119        124
  Foreign...............   (257)        85       (170)
                         ------     ------     ------
                          1,757      1,034      3,565
                         ------     ------     ------
                         $7,546     $7,955     $9,365
                         ======     ======     ======

Deferred tax assets and liabilities comprise the following:

                                              (in thousands)
Assets                                    1999              1998
------                                    ----              ----
Employment-related liabilities........  $  6,037          $  6,005
Other.................................     4,067             4,396
                                        --------          --------
Gross deferred tax assets.............    10,104            10,401
Valuation allowance...................        --                --
                                        --------          --------
                                          10,104            10,401
                                        --------          --------

Liabilities
-----------
Depreciation...........................  (13,304)          (12,446)
Prepaid pension........................   (5,872)           (5,528)
Foreign deferred tax...................     (917)           (1,175)
Other..................................     (517)               --
                                        --------          --------
Gross deferred tax liabilities.........  (20,610)          (19,149)
                                        --------          --------
Net deferred tax liability............. $(10,506)         $ (8,748)
                                        ========          ========

The difference between the U.S. federal income tax statutory rate and the Corporation's effective income tax rate is as follows:

                                               (Percent)
                                     1999         1998        1997
                                     ----         ----        ----
Computed at statutory rate..........  35.0        35.0        35.0
Foreign income taxes................   0.1         0.1         0.4
State income taxes..................   1.7         1.1         1.8
Valuation reserve...................    --        (0.6)        0.6
Other--net..........................  (3.5)       (1.9)       (1.6)
                                      ----        ----        ----
                                      33.3        33.7        36.2
                                      ====        ====        ====

Note 11--Other Comprehensive Income:

Other comprehensive income includes changes in net assets from non-owner sources including, foreign currency translation adjustments, changes in the minimum pension liability and unrealized holding gains on securities. The following table reflects the accumulated balances of other comprehensive income:


                                                                    (in thousands)
                                                    Foreign                    Unrealized       Accumulated
                                                   Currency       Minimum       Holding            Other
                                                  Translation     Pension      Gains on        Comprehensive
                                                  Adjustments    Liability     Securities         Income
                                                  -----------    ---------   --------------    -------------
Balance at January 1, 1997......................   $ 2,559        $(195)        $ 2,521           $ 4,885
Change during year..............................    (1,483)        (201)         (2,521)           (4,205)
                                                   -------        -----         -------           -------
Balance at December 31, 1997....................     1,076         (396)             --               680
Change during year..............................       881         (222)            101               760
                                                   -------        -----         -------           -------
Balance at December 31, 1998....................     1,957         (618)            101             1,440
Change during year..............................    (1,264)          18             133            (1,113)
                                                   -------        -----         -------           -------
Balance at December 31, 1999....................   $   693        $(600)        $   234           $   327
                                                   =======        =====         =======           =======

The change in Unrealized Holding Gains on Securities during 1997 includes reclassification adjustments for $1,145,000 net of tax gains realized in income from the sale of the securities. The tax expense (benefit) associated with changes in the Minimum Pension Liability were $(10,000), $(119,000), and $(108,000) for 1999, 1998 and 1997, respectively. The tax expense (benefit) associated with changes in the Unrealized Holding Gains on Securities were $72,000, $54,000, and $(1,357,000) for 1999, 1998 and 1997,
respectively.

Note 12--Operating Leases:

The Corporation leases certain factory and office space and certain production machinery and computer equipment. Operating lease payments were $1,525,000 in 1999, $1,915,000 in 1998, and $1,800,000 in 1997. Operating lease payments for subsequent years are $1,430,000 for 2000, $1,044,000 for 2001, $877,000 for
2002, $595,000 for 2003, $378,000 for 2004 and $658,000 thereafter.

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

In April 1994, the Bankruptcy Court issued a favorable judgment denying all claims against the Corporation. In addition, the Court permitted the Corporation to recover $2,200,000 from the estate of Valley in connection with the Corporation's lien for the industrial revenue bond guaranty. Subsequently, the unsecured creditors committee appealed this judgement, however, in August 1999, the Bankruptcy Appellate Panel for the Sixth Circuit (BAP) affirmed the Court's decision in favor of the Corporation. The unsecured creditors committee has since appealed the BAP's decision. No reserve had been established for the outcome of this litigation based on the Corporation's belief that it had meritorious defenses. A bank letter of credit for the $2,200,000 received from the estate remains posted pending the outcome of the appeal.

In addition to the litigation noted above, the Corporation is from time to time subject to routine litigation incidental to its business. The Corporation believes that the results of the above noted litigation and other pending legal proceedings will not have a material adverse effect on the financial condition, results of operations or liquidity of the Corporation.

Note 14--Environmental Matters:

There are various environmental proceedings that involve discontinued operations. In one of those proceedings, the Corporation has been designated as a potentially responsible party. The reserves for discontinued operations include an accrual for costs of likely remedial actions.

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

Note 15--Business Segments:

The Forged and Cast Rolls segment (previously known as Forged Steel Rolls) consists of Union Electric Steel and its affiliates in Belgium and England which manufacture and sell forged hardened steel and cast rolls to customers in the metals industry. Rolls are used primarily in the production of strip and sheet steel and aluminum products for the automotive, appliance, aircraft, packaging and construction markets. The Air and Liquid Processing segment consists of Aerofin--heat exchange coils, Buffalo Air Handling--air handling systems, and Buffalo Pumps--centrifugal pumps, all of which sell to a variety of commercial and industrial users. The Plastics Processing Machinery segment consists of New Castle Industries--feed screws, barrels and chill rolls and F. R. Gross--heat transfer rolls, both of which principally sell components to the plastics processing and machinery industry.

The accounting policies of the reportable segments are the same as those described in Note 1. The Corporation evaluates the performance of its operating segments based on income from operations after allocating corporate expenses based on a sales, property, and payroll formula.

Summarized financial information concerning the Corporation's reportable segments is shown in the following tables. Corporate assets included under Identifiable Assets represent cash and cash equivalents, deferred tax assets, prepaid pension and other items not allocated to reportable segments.

                                                  Net Sales                         Income before Taxes
(in thousands)                          1999         1998         1997        1999          1998        1997
                                        ----         ----         ----        ----          ----        ----
Forged and Cast Rolls                 $104,209     $ 87,781     $ 85,215     $12,502      $15,264     $14,914
Air and Liquid Processing               71,933       62,240       59,936       7,636        4,321       5,198
Plastics Processing Machinery           35,685       37,832       28,755       2,676        3,618       1,849
                                      --------     --------     --------     -------      -------     -------
Total Reportable Segments              211,827      187,853      173,906      22,814       23,203      21,961
Investment gains and other                  --           --           --        (124)         419       3,944
                                      --------     --------     --------     -------      -------     -------
Total                                 $211,827     $187,853     $173,906     $22,690      $23,622     $25,905
                                      ========     ========     ========     =======      =======     =======

                                         Capital Expenditures            Depreciation Expense            Identifiable Assets
(in thousands)                        1999       1998       1997      1999      1998      1997       1999        1998        1997
                                      ----       ----       ----      ----      ----      ----       ----        ----        ----
Forged and Cast Rolls.............. $ 6,712    $ 6,525     $12,066   $4,803    $4,957    $4,579    $126,057    $ 88,988    $ 88,929
Air and Liquid Processing..........   3,341      3,103       2,241    1,475     1,282     1,206      42,599      39,728      37,089
Plastics Processing Machinery......   1,669      2,441         809    1,320     1,236       829      27,558      28,225      27,397
Corporate..........................      27         30          49       33        48        58      39,594      54,870      43,430
                                    -------    -------     -------   ------    ------    ------    --------    --------    --------
Total.............................. $11,749    $12,099     $15,165   $7,631    $7,523    $6,672    $235,808    $211,811    $196,845
                                    =======    =======     =======   ======    ======    ======    ========    ========    ========

                                          Net Sales                Identifiable Assets
(in thousands)                     1999      1998      1997      1999      1998      1997
                                   ----      ----      ----      ----      ----      ----
Geographic Areas:
  United States................. $137,655  $138,451  $119,830  $183,974  $192,837  $181,323
  Foreign.......................   74,172    49,402    54,076    51,834    18,974    15,522
                                 --------  --------  --------  --------  --------  --------
Total........................... $211,827  $187,853  $173,906  $235,808  $211,811  $196,845
                                 ========  ========  ========  ========  ========  ========

Net sales are attributed to countries based on location of customer.

--------------------------------------------------------------------------------

Quarterly Information--Unaudited

                                                                  (in thousands, except per share data)
                                                      First         Second        Third        Fourth
                                                     Quarter        Quarter      Quarter       Quarter       Year
                                                     -------        -------      -------       -------       ----
1999
----
Net sales..........................................  $49,418        $48,873      $51,898       $61,638      $211,827
Gross profit(1)....................................   14,329         15,504       14,537        16,887        61,257
Income from operations.............................    5,240          6,098        5,328         6,148        22,814
Net income.........................................    3,402          4,004        3,467         4,271        15,144
Basic and diluted earnings per share...............     0.36           0.42         0.36          0.45          1.58

1998
----
Net sales..........................................  $48,598        $46,773      $46,080       $46,402      $187,853
Gross profit(1)....................................   15,800         15,017       13,587        14,039        58,443
Income from operations.............................    7,074          6,257        4,781         5,090        23,202
Net income.........................................    4,656          4,226        3,273         3,512        15,667
Basic and diluted earnings per share...............     0.49           0.44         0.34          0.37          1.64

Notes

1. Gross profit as used herein does not include a charge for depreciation.

Management's Discussion and Analysis of Financial
Condition and Results of Operations

On August 2, 1999, the Corporation acquired the stock of The Davy Roll Company and two smaller companies, each wholly owned subsidiaries of Kvaerner PLC, (combined "Davy") for approximately $24,000,000. Davy is primarily a leading supplier of cast rolls to the steel and metal industries. The acquisition complements the forged hardened steel roll business of the Corporation and will allow the two companies to provide the total roll needs of the customer base worldwide. Accordingly, the results of the Corporation include those of Davy for the five months ended December 31, 1999. In conjunction with the acquisition, the previously existing Forged Steel Rolls segment was renamed to Forged and Cast Rolls. The acquisition was accounted for as a purchase transaction.

1999 Compared to 1998
Operations

Net Sales. Net sales of $211,827,000 in 1999 increased by $23,974,000 or 12.8% compared with sales of $187,853,000 in 1998. The increase is attributable to the acquisition of Davy which had sales of approximately $21,000,000 for the five-month period ended December 31, 1999. The order backlog at December 31, 1999 of approximately $118,000,000 increased by 18% compared to approximately $100,000,000 at December 31, 1998. The increase is principally attributable to Davy with offsetting reductions in the backlog of the Air and Liquid Processing and the Plastics Processing Machinery segments.

Forged and Cast Rolls. In 1999, sales for the Forged and Cast Rolls segment were $104,209,000 compared to $87,781,000 in 1998, an increase of $16,428,000 or
18.7%. The increase in sales is attributable to the acquisition of Davy which had sales of $21,084,000 for the five-month period ended December 31, 1999, offset by a reduction in sales for the forged steel roll operations, both domestic and foreign. Domestic sales decreased due to non-recurring new steel mill construction in 1998. The continued strength of the dollar against foreign currencies negatively impacted sales in the foreign markets while pricing pressure for both forged and cast rolls remains strong throughout the world. Backlog for this segment was $83,412,000 at December 31, 1999 compared to $60,744,000 at December 31, 1998.

Air and Liquid Processing. Sales for the Air and Liquid Processing segment were $71,933,000 in 1999 in comparison to $62,240,000 in 1998, an improvement of $9,693,000 or 15.6%. Sales increased at each of the operating locations. The increase in sales of air handling systems and heat exchange coils is attributable to increased construction in the chemical, pharmaceutical, hospital and general industrial markets. In addition, strength of the power generation industry improved demand for lube oil pumps used by gas turbine manufacturers while continuation of previously approved shipbuilding programs resulted in level pump sales to the Navy. Backlog for this segment reduced to $27,832,000 at December 31, 1999 compared to $29,927,000 at December 31, 1998.

Plastics Processing Machinery. In 1999, Plastics Processing Machinery segment sales were $35,685,000, a decrease of $2,147,000 or 5.7% compared to sales of $37,832,000 in 1998. Sales of heat transfer rolls were impacted by depressed pricing and reduced demand in its markets. The backlog for this segment declined to $6,854,000 at December 31, 1999 compared to $9,225,000 at December 31, 1998.

Cost of Products Sold. The cost of products sold, excluding depreciation, in relationship to net sales was 71.1% in 1999 compared to 68.9% in 1998. Excluding Davy, cost of products sold, excluding depreciation, in relationship to net sales was 69.7% for 1999.

Selling and Administrative Expense. Selling and administrative expenses totaled $30,812,000 (14.5% of net sales) and $27,718,000 (14.8% of net sales) in 1999 and 1998, respectively. Excluding Davy, selling and administrative expenses approximated 15.0% of net sales in 1999.

Depreciation Expense. Depreciation expense of $7,631,000 in 1999 compared to $7,523,000 in 1998. Increase is attributable to the acquisition of Davy offset by certain assets becoming fully depreciated in 1999.

Income From Operations. Income from operations equaled $22,814,000 in 1999. Excluding Davy, income from operations was $21,893,000 in 1999 in comparison to $23,202,000 in 1998. Earnings from the forged roll and plastics processing businesses weakened during the year but were offset by improved earnings of the Air and Liquid Processing segment. In addition, pension costs were approximately $600,000 lower in 1999 versus 1998 due primarily to favorable performance of pension plan assets.

Forged and Cast Rolls. Earnings for the Forged and Cast Rolls segment equaled $12,502,000 in 1999. Excluding Davy, earnings in 1999 decreased to $11,581,000 from the historically high level of $15,264,000 in 1998. In keeping with the roll industry

Management's Discussion and Analysis of Financial
Condition and Results of Operations
(continued)

world-wide, reduced demand and lower prices in both the domestic and export markets eroded margins. In December 1999, the Corporation restructured its Belgian operations resulting in approximately $585,000 of severance and early retirement expense. In addition, the strength of the dollar increased the cost of rolls for the Belgian operation thereby negatively impacting earnings.

Air and Liquid Processing. The Air and Liquid Processing segment improved its earnings in 1999 to $7,636,000 compared to $4,321,000 in 1998. Increased shipments, favorable product mix at all operations and improved margins contributed to the increased operating results.

Plastics Processing Machinery. Earnings for the Plastics Processing Machinery segment decreased by $942,000 to $2,676,000 in 1999 from $3,618,000 in 1998.
Decrease in demand for heat transfer rolls in particular contributed to the reduction in operating income.

Other Income (Expense). The acquisition of Davy was financed from available cash and cash equivalents thereby resulting in lower interest earnings in 1999. In addition, other income (expense) reflects foreign exchange losses in 1999 in comparison to foreign exchange gains in 1998.

Income Tax Expense. Income tax expense in 1999 totaled $7,546,000 (effective tax rate of 33.3%) in comparison to $7,955,000 (effective tax rate of 33.7%) in 1998.

Net Income. As a result of all of the above, the Corporation had net income of $15,144,000 in 1999 in comparison to $15,667,000 in 1998.

Liquidity and Capital Resources

Net cash flows from operating activities were positive for 1999 at $19,968,000 compared with positive cash flows of $25,686,000 for 1998. The decrease in cash flow between the two years resulted from an increase in accounts receivables.

Net cash outflows from investing activities were $34,988,000 in 1999 compared to net cash outflows of $10,865,000 in 1998. The increase is attributable to the acquisition of Davy for approximately $24,000,000. Capital expenditures for 1999 and 1998 were comparable at $11,749,000 and $12,099,000, respectively. Proceeds from previously issued Industrial Revenue Bonds provided reimbursement of expenditures for plant and equipment at Union Electric Steel totaling $504,000 in 1999 and $1,714,000 in 1998. As of December 31, 1999, future capital expenditures totaling $11,332,000 have been approved. Funds generated internally are expected to be sufficient to finance capital expenditure requirements.

Cash outflows with respect to financing activities in 1999 reflect an increase in the quarterly dividend rate to $.10 per share compared to an average of approximately $.09 per share in 1998, proceeds from the issuance of industrial revenue bonds used for capital expenditures at Aerofin and proceeds from the purchase of stock under the stock option plan.

As a result of all of the above, cash and cash equivalents decreased by $16,785,000 in 1999 and ended the year at $16,323,000. The Corporation maintains short-term lines of credit in excess of the cash needs of its businesses. The total available at December 31, 1999 was $10,000,000.

With respect to environmental concerns, the Corporation has been named a potentially responsible party at a third party site. The Corporation has accrued its share of the estimated cost of remedial actions it would likely be required to contribute. While it is not possible to quantify with certainty the potential cost of actions regarding environmental matters, particularly any future remediation and other compliance efforts, in the opinion of management, compliance with the present environmental protection laws and the potential liability for all environmental proceedings will not have a material adverse effect on the financial condition, results of operations or liquidity of the Corporation (see Note 14 to Consolidated Financial Statements).

The nature and scope of the Corporation's business brings it into regular contact with a variety of persons, businesses and government agencies in the ordinary course of business. Consequently, the Corporation and its subsidiaries from time to time are named in various legal actions. The Corporation does not anticipate that its financial condition, results of operations or liquidity will be materially affected by the costs of known, pending or threatened litigation (see Note 13 to Consolidated Financial Statements).

Impact of Year 2000

Each subsidiary had reviewed its information and operational systems and manufacturing processes to identify those products, services or systems that were not Year 2000 compliant. As a result of these reviews, it was determined that it was necessary to modify or replace certain information and operational systems so they would be Year 2000 compliant. These modifications and replacements were made in conjunction with

Management's Discussion and Analysis of Financial
Condition and Results of Operations
(continued)

the Corporation's overall systems initiatives. It is difficult to break out the total cost of Year 2000 compliance; however, the combined cost of such compliance, system upgrades (principally software), and setting up a stand-alone system at a subsidiary currently integrated into an unrelated business subsidiary system, was less than $1,000,000. The majority of this cost was for system upgrade and replacement software, which was acquired and capitalized by December 31, 1998. The Corporation did not experience and does not anticipate any business interruption as a result of Year 2000 compliance issues.

Market Risk

The Corporation has evaluated its market risk exposure to fluctuations in interest rates, commodity prices and foreign currencies and does not believe a 10% fluctuation in the above would have a material impact on its current or prior year financial condition, results of operations or liquidity.

Conversion to the Euro

The Corporation has identified issues that may result from conversion to the Euro which include primarily changes to information systems at its Belgian operations. The Corporation does not expect the conversion to the Euro will have a material impact on its financial condition, results of operations or liquidity.

Recently Issued Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This pronouncement requires all derivative instruments to be reported at fair value on the balance sheet; depending on the nature of the derivative instrument, changes in fair value will be recognized either in net income or as an element of other comprehensive income. SFAS No. 133, as amended, is first effective for the Corporation for the year ending December 31, 2001. The Corporation does not engage in significant activity with respect to derivative instruments or hedging activities. Management is evaluating the impact but does not anticipate adoption of SFAS No. 133 will have a material impact on the financial condition, results of operations or liquidity of the Corporation.

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

Forged Steel Rolls. In 1998, sales for the Forged Steel Rolls segment were $87,781,000 compared to $85,215,000 in 1997, an increase of 3%. Sales in 1998 benefitted from a high opening backlog of $79,600,000 and stronger sales to domestic steel customers, in part attributable to non-recurring new steel mill construction. However, sales outside of the U.S., accounting for approximately 44% of current year shipments, were lower in 1998 due to economic weakness in certain markets, particularly Asia, and the negative impact of the strengthened value of the dollar. These factors, along with a slowing of European and domestic orders related to an increase in low priced imported steel into the U.S., resulted in a decline in the backlog of 24% which totaled $60,800,000 at December 31, 1998. Margins in the backlog are lower compared to a year ago, due to reduced demand and increased competitive activity of foreign roll manufacturers.

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

Management's Discussion and Analysis of Financial
Condition and Results of Operations
(continued)

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

Air and Liquid Processing. Earnings for the Air and Liquid Processing segment declined in 1998 to $4,321,000 compared to $5,198,000 in 1997 despite a 3.8% overall sales improvement. This decrease is due to reduced earnings from the Aerofin heat exchange coil business as sales fell 12% in 1998. Improved results and margins were achieved at both the air handling systems and centrifugal pump operations which experienced stronger demand in 1998.

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

                                   1999                                  1998
                    ------------------------------          ----------------------------
                                         Dividends                             Dividends
Quarter             High      Low        Declared           High      Low      Declared
-------             ----      ---        ---------          ----      ---      ---------
First              $11 3/4   $ 9 3/16     $.10             $19 5/8   $14 1/2     $.09
Second              13 1/2     9 15/16     .10              18 5/8    14 5/8      .09
Third               14 1/8    12 1/8       .10              16 1/4    13 3/8      .09
Fourth              13 5/8     9 13/16     .10              14 1/2     9 7/8      .10
Year                14 1/8     9 3/16      .40              19 5/8     9 7/8      .37

Five-Year Summary of Selected Financial Data

                                                                             Year Ended December 31,
                                                     1999(1)          1998          1997(2)          1996(2)          1995
                                                     -------          ----          -------          -------          ----
Net sales........................................ $211,827,393     $187,853,060  $173,906,315     $162,402,805     $143,785,139
Income from operations...........................   22,813,559       23,202,473    21,960,984       18,068,058       14,176,001
Income from continuing operations................   15,144,232       15,666,562    16,539,985       12,390,488        9,050,286
Total assets.....................................  235,808,324      211,811,130   196,845,161      188,170,344      171,423,690
Long-term obligations............................   14,661,000       12,586,000    12,586,000       12,586,000       12,586,000
Shareholders' equity.............................  152,619,726      142,298,612   129,415,787      119,667,023      112,135,049

Basic and diluted earnings per share:
 Income from continuing operations...............         1.58             1.64          1.73             1.29              .94

 Cash dividends declared.........................         0.40             0.37          0.27            0.235             0.15
 Shareholders' equity............................        15.91            14.86         13.51            12.49            11.71
 Market price at year end........................      $10.125          $10.875      $19.5625           $12.00           $10.75

Weighted average shares outstanding..............    9,585,657        9,577,621     9,577,621        9,577,621        9,577,621
Number of shareholders...........................        1,138            1,226         1,312            1,418            1,532
Number of employees..............................        1,886            1,350         1,340            1,225            1,204

(1) Includes August 2, 1999 acquisition of Davy (see Note 2 to Consolidated Financial Statements).

(2) Income from continuing operations for 1997 and 1996 includes investment gains, net of tax, of $2,268,000 and $337,000, respectively.

                      Reports of Independent Accountants

[LOGO OF DELOITTE & TOUCHE]

To the Board of Directors and Shareholders of Ampco-Pittsburgh Corporation

We have audited the accompanying consolidated balance sheet of Ampco-Pittsburgh Corporation and subsidiaries as of December 31, 1999, and the related consolidated statements of income, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 1999 consolidated financial statements present fairly, in all material respects, the financial position of Ampco-Pittsburgh Corporation and subsidiaries as of December 31, 1999, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

Pittsburgh, Pennsylvania
January 31, 2000


[LOGO OF PricewaterhouseCoopers]

To the Board of Directors and Shareholders of Ampco-Pittsburgh Corporation

In our opinion, the accompanying consolidated balance sheet and related consolidated statements of income, shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Ampco-Pittsburgh Corporation and its subsidiaries at December 31, 1998, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1998, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

600 Grant Street
Pittsburgh, Pennsylvania
January 27, 1999

Directors & Officers

Louis Berkman (1) (3)
Director
Chairman of the Board
President, The Louis Berkman Company

Robert A. Paul (1)
Director
President and Chief Executive Officer

Ernest G. Siddons (1)
Director
Executive Vice President and
Chief Operating Officer

Leonard M. Carroll (1) (2) (3) (4)
Director
Managing Director, Seneca Capital
Management, Inc.

William D. Eberle (2) (3) (4)
Director
Private Investor

Laurence E. Paul
Director
Managing Director
Donaldson, Lufkin & Jenrette

Carl H. Pforzheimer, III (2) (3) (4)
Director
Managing Partner, Carl H. Pforzheimer & Co.

Rose Hoover
Vice President and
Corporate Secretary

Dee Ann Johnson
Vice President, Controller and
Treasurer

Terrence W. Kenny
Group Vice President

Robert F. Schultz
Vice President Industrial Relations and
Senior Counsel

(1) Member of the Executive Committee
(2) Member of the Audit Committee
(3) Member of the Salary Committee
(4) Member of the Stock Option Committee

Operating Companies

Forged and Cast Rolls
--------------------------------------------------------------------------------
Union Electric Steel Corporation
Carnegie, Pennsylvania
Robert G. Carothers, President

Subsidiary Companies:
     Union Electric BVBA, Tessenderlo, Belgium
     The Davy Roll Company, Gateshead & Sheffield, England
     Formet, Newcastle, England
     Turner Chilled Rolls, Ipswich, England

Plastics Processing Machinery
--------------------------------------------------------------------------------
New Castle Industries, Inc.
New Castle, Pennsylvania
Thomas A. Doland, President

F. R. Gross Company
Stow, Ohio
David C. Bastow, President

Air and Liquid Processing
--------------------------------------------------------------------------------
Aerofin Corporation
Lynchburg, Virginia
David L. Corell, President

Buffalo Air Handling Company
Amherst, Virginia
William R. Phelps, President

Buffalo Pumps, Inc.
North Tonawanda, New York
Charles R. Kistner, President


--------------------------------------------------------------------------------
Annual Meeting                             10K Report
The Annual Meeting of the                  Form 10-K available
Shareholders will be held at:              without charge to
600 Grant Street                           shareholders upon
33rd Floor Conference Room                 written request to:
Pittsburgh, Pennsylvania                   Corporate Secretary
Tuesday, April 25, 2000 at 10:00 a.m.      Ampco-Pittsburgh
                                           Corporation
Transfer Agent                             600 Grant Street
ChaseMellon Shareholder Services           Pittsburgh,
One Mellon Bank Center                     Pennsylvania
500 Grant Street, Room 2122                15219-2700
Pittsburgh, Pennsylvania 15258-0001
www.chasemellon.com

                         Ampco-Pittsburgh Corporation
                             Pittsburgh, PA 15219