Form 10-K405, Exhibit 13
period 2000-12-31
AMPCO PITTSBURGH CORP
filed 2001-03-14
CIK 6176

ampco pittsburgh

2000 Annual Report to Shareholders

Financial Highlights

(in thousands, except per share amounts)

                                   2000           1999           1998           1997           1996
Net Sales                          $228,028       $214,157       $190,086       $176,022       $164,357

Operating Income                     22,085         22,813         23,202         21,961         18,068

Investment Gains, net of tax              -              -              -          2,268            337

Net Income                           16,192         15,144         15,667         16,540         12,390

Basic Earnings Per Share               1.68           1.58           1.64           1,73           1.29

Dividends Per Share                     .40            .40            .37            .27           .235

Shareholders' Equity                162,477        152,620        142,299        129,416        119,667


                               Table of Contents

Letter to Shareholders....................................................    1

Forged and Cast Rolls Segment.............................................    2

Air and Liquid Processing Segment.........................................    4

Plastics Processing Machinery Segment.....................................    6

Financial Report..........................................................    7

Directors and Officers....................................................   25

Operating Companies.......................................................   25

Shareholder Information...................................................   25

forged and cast rolls

[LOGO OF UNION ELECTRIC STEEL]     Union Electric Steel Corporation and The Davy
                                   Roll Company, which was acquired in August
                                   1999, are leaders in the manufacture of
                                   forged hardened steel, cast steel and cast iron rolls. The group supplies rolls throughout the world for producers of steel, aluminum and other metals.

Following several years of significant growth, the segment suffered a decline in earnings in 2000 due to the severe downturn in demand from U.S. and British steel industry customers. This stems from the weak market for steel around the world, partly linked to large global over-capacity which has seen steel prices fall to their lowest levels in twenty years. The impact on the U.S., which is the segment's largest market, has been catastrophic with eleven steel company bankruptcies in the last two years and with several other producers rumored to be in extreme financial difficulty. The British steel industry and Davy are also impacted by weakness of the euro against sterling, which makes it hard to compete with other steel and roll producers in mainland Europe. Currency is also a significant factor working against the U.S. steel industry with the strong dollar being responsible for a flood of cheap imports, which together with dumping and slowing economic activity, has impacted domestic production. This has reduced demand for Union Electric rolls. In addition, the weakness of the euro against the dollar is a significant cause of losses of Belgain operations.

                   [PHOTO OF AN AUTOMATED STATIC INDUCTION]

This completely automated static induction, hardening system has doubled heat treating capabilities for the latest generation of rolls.

Segment Summary (dollars in millions)

113.1   104.7   87.9         10.9   12.5   15.3        70.1   83.4    60.7
 2000    1999   1998         2000   1999   1998        2000   1999    1998

        SALES                 OPERATING INCOME               BACKLOG

Despite the difficulties, the group has maintained market share but at substantially lower prices and margins. Costs, particularly in the U.S., have been affected by unprecedented natural gas prices and by a two month long strike at a finishing plant following failure to agree to a new labor contract.

Notwithstanding the disruption in the industry served, the results of the segment are reasonably good and believed to be better than those of its global competitors. However, losses will be incurred in the first quarter of 2001, in part due to significantly lower demand and a five-week outage of major heat treatment equipment, reducing production and shipment levels. Results will be further impacted by an estimated $8 million charge before taxes related to the permanent closure of the roll finishing plant in Belgium, which will be phased out during the year. This follows examination of roll-making capacity across the Corporation. European sales and technical support services for both forged and cast rolls will continue to be headquartered in Belgium; product, however, will be supplied from other plants in the group.

[Photo of digital control system]

This digital control system installed in 2000 at the Burgettstown, PA plant monitors complex heating cycles and optimizes flexibility and performance of the annealing and forging furnaces

Union Electric Steel has maintained its industry leadership and major capital investments in the last several years have helped to improve productivity and quality. The induction hardening project at the Carnegie plant came on stream during the year, providing the capability to meet demand for the latest generation of forged hardened steel rolls. The capital program to upgrade the Davy facility began during the year with completion of a fume extraction plant and installation of a scrap charging system. A building addition to house new grinding and dust extraction equipment will be completed by mid-2001.

The turmoil in the steel industry makes the outlook uncertain. In any event the segment will be severely tested during the year ahead.

[Photo of a modern fume extraction equipment]

Modern fume extraction equipment was installed in 2000 at Davy Roll Company to improve the quality of the air emissions released during the manufacturing process.

air and liquid processing

Air and Liquid Processing

Benefitting from good levels of activity in the power generation and construction industries, the segment again improved sales and earnings and is expected to make further gains in 2001.

Segment Summary (dollars in millions)

 80.3    73.6   64.1          9.0    7.6    4.3        38.3   29.2    30.2
 2000    1999   1998         2000   1999   1998        2000   1999    1998

        SALES                 OPERATING INCOME               BACKLOG


[LOGO OF AEROFIN]   is a leading manufacturer of heat exchange coils and
                    associate equipment for the power generation, constructions and process industries

Sales and earnings of Aerofin for the year were flat with the prior year. Results were disappointing considering the quality of order backlog at the start of the year. Unfortunately, a significant contract for a Taiwanese nuclear power plant was suspended towards year end, putting work in progress on hold. It is expected that work will recommence in the second half of 2001. While coils for heating and air conditioning markets, particularly for plate fin product, were relatively strong, demand from industrial markets slowed dramatically in the last six months of the year. However, sales increased to the fossil fuel utility industry and the trend is expected to continue. The company has placed significant focus on new product development and has restructured its engineering group to maximize the effort. The outlook for Aerofin is difficult to predict and like most businesses is under severe pricing pressures and needs a pick-up in industrial activity and completion of the Taiwan contract for results to be level with 2000.

[PHOTO OF A BURR OAK FIN PRESS]

Aerofin's entry into the plate fin market was facilitated by this new Burr Oak fin press, shown stamping out copper fin material.

[LOGO OF BUFFALO AIR HANDLING]     is a major manufacturer of custom air
                                   handling units used in commercial,
                                   institutional and industrial buildings
                                   serving the pharmaceutical, health care, automotive and semiconductor markets.

2000 was a fine year with shipments and bookings at record levels and order backlog at December 31 at an all-time high. In addition to a high level of sales for pharmaceutical, hospital and university facilities, Buffalo Air Handling captured significant orders for a major automotive customer which will carry over well into 2001. Good penetration was also made in the communications market. Although earnings were slightly lower than in 1999, it was only as a result of start-up costs of a satellite plant brought on stream late in the year to meet increased demand. The reputation that Buffalo Air Handling has achieved for high quality, trouble-free custom equipment is having a favorable impact on potential customers. Although pricing continues to be extremely competitive, the added volume, benefits of recent capital expenditures, improved productivity and the high level of order backlog provide the operation with a position outlook for 2001.

[PHOTO OF EMPLOYEES OF A NEWLY OPENED FOREST, VA PLANT]

Employees photographed in front of one of the first air handling units built and ready for shipment at the newly opened Forest, VA plant.

[LOGO OF BUFFALOPUMPS]   has been making quality centrifugal pumps for more than
                         a century and principally serves the power generation, refrigeration and marine defense industries.

Yet another record for sales and earnings is reported together with a year-ending order backlog at a slightly higher level than twelve months ago. The operation continued to benefit from a high level of demand for lube-oil pumps for the power generation industry. Again Buffalo Pumps made investments during the year in CNC state-of-the-art machinery to further improve productivity necessary to meet the severe competition from both domestic and overseas pump manufacturers. While the power generation industry is expected to be strong for another few years, the operation is working to expand its product offerings in preparation for the inevitable downturn in demand. The outlook for the markets served, despite a slowing of the general economy, should help ensure another successful year for Buffalo Pumps.

[PHOTO OF AN OKUMA CNC LATHE]

In 2000, a new Okuma CNC lathe was purchased as part of a continuing program to improve quality and productivity.

                         plactics processing machinery

                        [LOGO OF NEWCASTLE INDUSTRIES]

2000 has been a difficult year for New Castle Industries with sales and earnings lower than in the prior year. Demand from plastic processors and original equipment manufacturers has been sporadic. Overcapacity amongst feed screw manufacturers in particular, has created severe price competition. However, the newly acquired Weingartner screw whirling machine is expected to assist New Castle in reducing costs as well as improving product quality. In October, the business acquired Keystone Rolls, a small, local manufacturer of heat transfer rolls, to round out the product offerings of New Castle and add needed finishing capacity. The combination of New Castle, F.R. Gross and Keystone make the roll group the most comprehensive in North America serving the plastics, paper, printing and converting industries. During the year, the operation has expanded its technical services to differentiate itself from many competitors by providing customers with a higher level of added value in design and engineering. To improve quality and productivity of the Bimex barrel operation, New Castle has on order CNC turning and milling machinery which will be delivered towards the end of 2001.

New Castle is positioned to weather the challenges of the economic slowdown and is well prepared for future growth.

               [PHOTO OF KEYSTONE ROLLS COMPANY IN WHEATLAND PA]

In October 2000, the acquisition of Keystone Rolls Company in Wheatland, PA, increased roll finishing capacity.

     [PHOTO OF THE COMPUTER CONTROLLED WEINGARTNER SCREW WHIRLING MACHINE]

The computer controlled Weingartner Screw Whirling Machine purchased in 2000 will improve feed screw manufacturing capacity and quality.

Segment Summary (dollars in millions)


           [GRAPH]                  [GRAPH]                  [GRAPH]

Results of Operations

(in thousands, except per share amounts)

Net sales for the Corporation approximated $228,028 in 2000 in comparison to $214,157 for 1999, an increase of $13,871 or 6.5%. A full year of sales from Davy (acquired August 1999, with the small roll division being subsequently sold in March 2000) partially accounts for this increase. Excluding Davy, sales decreased by $3,142 due to lower sales for the Forged and Cast Rolls and Plastics Processing Machinery segments offset by improved sales for the Air and Liquid Processing segment. Order backlog at December 31, 2000 decreased to $115,552 from $119,491 at the end of 1999. The reduction is due to a lower ending backlog for the Forged and Cast Rolls segment offset by the record level backlog for the Air and Liquid Processing segment.

Income from operations was $22,085 in 2000 in comparison to $22,813 in 1999 or a decrease of $728. Earnings from the Forged and Cast Rolls and Plastics Processing Machinery segments weakened during the year but were offset by improved results for the Air and Liquid Processing segment. In addition, pension costs were approximately $1,723 lower in 2000 versus 1999 due primarily to favorable performance of pension plan assets.

The Corporation earned a gross margin, excluding depreciation, during the year of approximately 26.4% in comparison to 28.6% for 1999 due principally to the inclusion for the entire year of Davy, which has a higher cost of production.

Selling and administrative expenses totaled $30,733 (13.5% of net sales) and $30,813 (14.4% of net sales) in 2000 and 1999, respectively. The decrease is primarily attributable to lower commissionable sales and lower pension expense.

Depreciation expense of $7,425 for 2000 compares to $7,631 for 1999. The decrease is attributable to certain assets acquired with the purchase of Union Electric Steel (1984) becoming fully depreciated during 1999.

The increase in the prime rate during 2000 affected the floating interest rates on the Industrial Revenue Bonds. As a result, interest expense and related debt charges increased to $922 from $743 or approximately 24.1%. In addition, other income (expense) reflects lower foreign exchange losses in 2000 than in 1999.

During the current year, the Corporation was able to utilize foreign tax credits and reduce its overall tax provision. As a result, the effective tax rate was reduced to 26.2% for the year in comparison to 33.3% for the prior year.

As a result of the above, net earnings for the Corporation were $16,192 or $1.68 per share in comparison to $15,144 or $1.58 per share in 1999. The lower pension costs and lower tax provision in 2000 improved earnings by approximately $0.30 per share.

On March 6, 2001, the Corporation announced that the operations of its forged hardened steel roll finishing plant in Belgium will be phased out over the next several months and then permanently closed. Although not finalized, the Corporation expects to record a pre-tax charge in the first quarter of 2001 of approximately $8,000, which relates primarily to employee severance costs and disposition of assets.

A review of operations for each of the Corporation's segments follows.

Forged and Cast Rolls. In 2000, sales for the Forged and Cast Rolls segment were $113,134 compared to $104,655 in 1999, an increase of $8,479 or 8.1%. The increase in sales is attributable to a full year of sales of Davy offset by a reduction in sales for the forged steel roll operations in the U.S. and Belgium. Domestic sales decreased due to lower prices and a decline in demand from the weakened steel industry. Also, the continued strength of the U.S. dollar and the U.K. pound against foreign currencies negatively impacted not only prices and the level of export sales but increased the import of overseas competitors' rolls into our markets.

Earnings for the Forged and Cast Rolls segment were $10,949 in 2000 in comparison to $12,502 in 1999, a decrease of $1,553. A substantial increase in Belgian operating losses contributed to most of the decrease, in part due to the impact of the weak euro on the cost of forged blanks purchased from the United States. Lower margins, an unprecedented increase in natural gas prices and the cost of the strike also reduced earnings but the overall impact was partially offset by a credit to pension expense.

Backlog for this segment was $70,125 at December 31, 2000 compared to $83,412 at December 31, 1999 or a decrease of $13,287 which includes a $3,000 reduction from the sale of a small roll division. The reduction in backlog is reflective of the downturn in the steel industry and lower export sales.

Air and Liquid Processing. In 2000, sales for the Air and Liquid Processing segment were $80,266, an increase of $6,635 or 9%, compared to sales of $73,631 in 1999. Sales for the air handling operation benefited from increased activity in the construction of pharmaceutical, hospital, university and automotive facilities.

The deregulation of the power generation industry has improved demand for lube oil pumps while continuation of existing shipbuilding programs has resulted in increased pump sales to the Navy. Although sales for the heat exchange coil business remained level with the prior year, sales were negatively im-pacted by suspension of a significant contract until the second half of 2001.

Earnings increased in 2000 to $8,982 from $7,635 in 1999. Income improved at each of the operations with the exception of the air handling business which was marginally impacted by the startup costs of a new facility. Increased shipments, favorable product mix, and productivity improvements contributed to the operating results.

Backlog for this segment increased by $9,108 to $38,333 at December 31, 2000 from $29,225 at December 31, 1999. The increase is reflective of the increased volume of business from the construction, marine defense and power generation industries.

Plastics Processing Machinery. Sales for this segment were $34,628 in 2000 compared to $35,871 in 1999, a decrease of $1,243 or 3.5%. An increase in the sales of heat transfer rolls was more than offset by a lower demand for feedscrews from plastic processor customers.

Earnings decreased by $522 to $2,154 in 2000 from $2,676 in 1999. The income shortfall reflects lower pricing, reduced volume and unfavorable product mix.

Backlog for this segment remained relatively consistent--$7,094 at December 31, 2000 in comparison to $6,854 at December 31, 1999.

Liquidity and Capital Resources

Net cash flows from operating activities were positive for 2000 at $15,796 compared to $19,968 for 1999. The decrease resulted primarily from changes in working capital and lower pension costs.

Net cash outflows used in investing activities were $12,166 in 2000 compared to $34,988 in 1999. The reduction between the two years is primarily attributable to the acquisition of Davy in 1999 for $24,165 in comparison to the acquisition of a small manufacturer of heat transfer rolls in 2000 for approximately $2,462, which includes payoff of debt assumed. In March 2000, the Corporation sold the small roll division of Davy for approximately $4,546, which includes collection of accounts receivable retained. Also in March 2000, the Corporation sold the remaining discontinued operation property, which it carried as an investment, for its book value of approximately $1,300. Capital expenditures approximated $13,170 in 2000 and $11,245 in 1999, net of proceeds received from previously issued Industrial Revenue Bonds. As of December 31, 2000, future capital expenditures totaling $7,710 have been approved. Funds on hand, funds generated from future operations and available lines of credit are expected to be sufficient to finance capital expenditure requirements.

Net cash outflows used in financing activities in 2000 and 1999 include quarterly dividends of $0.10 per share and proceeds received from the sale of stock under the stock option plan. At December 31, 2000, the Corporation had short-term borrowings outstanding of $2,000, which were subsequently repaid on January 2, 2001. During 1999, proceeds were received from the issuance of Industrial Revenue Bonds which were used to finance capital expenditures of the heat exchange coil business.

As a result of all of the above, cash and cash equivalents increased by $1,538 in 2000 and ended the year at $17,861. The Corporation maintains short-term lines of credit in excess of the cash needs of its businesses. The total available at December 31, 2000 was approximately $10,000.

The Corporation is currently performing certain remedial actions in connection with the sales of real estate previously owned by discontinued operations and has been named a Potentially Responsible Party at one third-party landfill site used by a division which was previously sold. The Corporation has accrued the estimated cost of remediation. While it is not possible to quantify with certainty the potential cost of actions regarding environmental matters, particularly any future remediation and other compliance efforts, in the opinion of management, compliance with the present environmental protection laws and the potential liability for all environmental proceedings will not have a material adverse effect on the financial condition, results of operations or liquidity of the Corporation (see Note 14 to Consolidated Financial Statements).

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

Market Risk

The Corporation has evaluated its market risk exposure to fluctuations in interest rates, commodity prices and foreign currencies. The Corporation believes that a 10% fluctuation in interest rates would not have a material impact on its financial condition, results of operations or liquidity and a 10% fluctuation in commodity prices would have less than a $1,000 impact. A 10% fluctuation in foreign currencies would impact the cost of raw materials that the Corporation's Belgian subsidiary purchases from its U.S. parent. Based on estimated annual purchases, the impact would be approximately $1,500 (see Note 9 to Consolidated Financial Statements).

Conversion to the Euro

The Corporation has identified issues that may result from conversion to the euro which include primarily changes to information systems at its Belgian operation. The Corporation does not expect the conversion to the euro will have a material impact on its financial condition, results of operations or liquidity.

Recently Issued Accounting Pronouncements

See Note 1 to Consolidated Financial Statements.

Results of Operations--1999 Compared to 1998

Net sales of $214,157 in 1999 increased by $24,071 or 12.7% compared with sales of $190,086 in 1998. The increase is attributable to the acquisition of Davy, which had sales of approximately $21,406 for the five-month period ended December 31, 1999. The order backlog at December 31, 1999 of approximately $119,491 increased by 19.3% compared to approximately $100,147 at December 31, 1998. The increase is principally attributable to Davy with offsetting reductions in the backlog of the Air and Liquid Processing and the Plastics Processing Machinery segments.

Income from operations equaled $22,813 in 1999. Excluding Davy, income from operations was $21,893 in 1999 in comparison to $23,202 in 1998. Earnings from the forged roll and plastics processing businesses weakened during the year but were offset by improved earnings of the Air and Liquid Processing segment. In addition, pension costs were approximately $600 lower in 1999 versus 1998 due primarily to favorable performance of pension plan assets.

Gross margin, excluding depreciation, in relationship to net sales was 28.6% in 1999 compared to 30.7% in 1998. Excluding Davy, gross margin, excluding depreciation, in relationship to net sales was 30% for 1999.

Selling and administrative expenses totaled $30,813 (14.4% of net sales) and $27,718 (14.6% of net sales) in 1999 and 1998, respectively. Excluding Davy, selling and administrative expenses approximated 14.9% of net sales in 1999.

Depreciation expense of $7,631 in 1999 compared to $7,523 in 1998. The increase is attributable to the acquisition of Davy offset by certain assets becoming fully depreciated in 1999.

The acquisition of Davy was financed from available cash and cash equivalents thereby resulting in lower interest earnings in 1999. In addition, other income (expense) reflects foreign exchange losses in 1999 in comparison to foreign exchange gains in 1998.

Income tax expense in 1999 totaled $7,546 (effective tax rate of 33.3%) in comparison to $7,955 (effective tax rate of 33.7%) in 1998.

As a result of the above, the Corporation had net income of $15,144 in 1999 in comparison to $15,667 in 1998.

A review of operations for each of the Corporations segments follows.

Forged and Cast Rolls. In 1999, sales were $104,655 compared to $87,938 in 1998, an increase of $16,717 or 19.0%. The increase in sales is attributable to the acquisition of Davy which had sales of $21,406 for the five-month period ended December 31, 1999, offset by a reduction in sales for the forged steel roll operations, both domestic and foreign. Domestic sales decreased due to non-recurring new steel mill construction in 1998. The continued strength of the dollar against foreign currencies negatively impacted sales in the foreign markets while pricing pressure for both forged and cast rolls remains strong throughout the world.

Earnings equaled $12,502 in 1999. Excluding Davy, earnings in 1999 decreased to $11,582 from the historically high level of $15,264 in 1998. In keeping with the roll industry world-wide, reduced demand and lower prices in both the domestic and export markets eroded margins. In December 1999, the Corporation restructured its Belgian operations resulting in approximately $585 of severance and early retirement expense. In addition, the strength of the dollar increased the cost of rolls for the Belgian operation thereby negatively impacting earnings.

Backlog for this segment was $83,412 and $60,744 at December 31, 1999 and 1998, respectively.

Air and Liquid Processing. Sales were $73,631 in 1999 in comparison to $64,097 in 1998, an improvement of $9,534 or 14.9%. Sales increased at each of the operating locations. The increase in sales of air handling systems and heat exchange coils was attributable to increased construction in the chemical, pharmaceutical, hospital and general industrial markets. In addition, strength of the power generation industry improved demand for lube oil pumps used by gas turbine manufacturers while continuation of previously approved shipbuilding programs resulted in level pump sales to the Navy.

Earnings improved in 1999 to $7,635 compared to $4,320 in 1998. Increased shipments, favorable product mix at all operations and improved margins contributed to the increased operating results.

Backlog was $29,225 at December 31, 1999 compared to $30,178 at December 31,
1998.

Plastics Processing Machinery. In 1999, sales were $35,871, a decrease of $2,180 or 5.7% compared to sales of $38,051 in 1998. Sales of heat transfer rolls were impacted by depressed pricing and reduced demand in its markets.

Earnings decreased by $942 to $2,676 in 1999 from $3,618 in 1998. Decrease in demand for heat transfer rolls in particular contributed to the reduction in operating income.

The backlog declined to $6,854 at December 31, 1999 compared to $9,225 at December 31, 1998.

Liquidity and Capital Resources

Net cash flows from operating activities were positive for 1999 at $19,968 compared with positive cash flows of $25,686 for 1998. The decrease in cash flow between the two years resulted from an increase in accounts receivables.

Net cash outflows from investing activities were $34,988 in 1999 compared to net cash outflows of $10,865 in 1998. The increase is attributable to the acquisition of Davy for $24,165. Capital expenditures for 1999 and 1998 were comparable at $11,749 and $12,099, respectively. Proceeds from previously issued Industrial Revenue Bonds provided reimbursement of expenditures for plant and equipment at Union Electric Steel totaling $504 in 1999 and $1,714 in 1998. As of December 31, 1999, future capital expenditures totaling $11,332 had been approved. Funds generated internally were expected to be sufficient to finance capital expenditure requirements.

Net cash outflows with respect to financing activities in 1999 reflect an increase in the quarterly dividend rate to $.10 per share compared to an average of approximately $.09 per share in 1998, proceeds from the issuance of Industrial Revenue Bonds used for capital expenditures at Aerofin and proceeds from the purchase of stock under the stock option plan.

As a result of all of the above, cash and cash equivalents decreased by $16,785 in 1999 and ended the year at $16,323. The Corporation maintains short-term lines of credit in excess of the cash needs of its businesses. The total available at December 31, 1999 was $10,000.

Note: Certain amounts for preceding periods have been reclassified for comparability with the 2000 presentation.

Consolidated Balance Sheets

                                                                                                       December 31,
                                                                                                 2000                1999
                                                                                                 ----                ----
(in thousands)
Assets
     Current assets:
          Cash and cash equivalents.....................................................      $  17,861          $   16,323
          Receivables, less allowance for doubtful accounts
            of $627 in 2000 and $364 in 1999............................................         49,181              51,114
          Inventories...................................................................         48,011              47,281
          Other.........................................................................          5,702               3,865
                                                                                             ----------          ----------
               Total current assets.....................................................        120,755             118,583

     Property, plant and equipment, at cost:
          Land and land improvements....................................................          5,651               5,270
          Buildings.....................................................................         31,476              28,981
          Machinery and equipment.......................................................        142,662             134,403
                                                                                             ----------          ----------
                                                                                                179,789             168,654
          Accumulated depreciation......................................................        (86,350)            (79,933)
                                                                                             ----------          ----------
               Net property, plant and equipment........................................         93,439              88,721
     Prepaid pension....................................................................         17,196              14,679
     Other noncurrent assets............................................................         13,074              13,825
                                                                                             ----------          ----------
                                                                                              $ 244,464          $  235,808
                                                                                             ==========          ==========
Liabilities and Shareholders' Equity
     Current liabilities:
       Note payable to bank.............................................................      $   2,000          $      ---
       Accounts payable.................................................................         13,780              14,198
       Accrued payrolls and employee benefits...........................................          8,333               8,845
       Other............................................................................         10,507              14,156
                                                                                             ----------          ----------
          Total current liabilities.....................................................         34,620              37,199

     Employee benefit obligations.......................................................         16,310              16,770
     Industrial Revenue Bond debt.......................................................         14,661              14,661
     Deferred income taxes..............................................................         15,817              13,719
     Other noncurrent liabilities.......................................................            579                 839
                                                                                             ----------          ----------
          Total liabilities.............................................................         81,987              83,188

     Shareholders' Equity:
       Preference stock---no par value; authorized 3,000 shares; none issued............            ---                 ---
       Common stock---par value $1; authorized---20,000 shares; issued
         and outstanding---9,603 shares in 2000, 9,590 shares in 1999...................          9,603               9,590
       Additional paid-in capital.......................................................        102,781             102,669
       Retained earnings................................................................         52,385              40,034
       Accumulated other comprehensive (loss) income....................................         (2,292)                327
                                                                                             ----------          ----------
          Total shareholders' equity....................................................        162,477             152,620
                                                                                             ----------          ----------
                                                                                              $ 244,464          $  235,808
                                                                                             ==========          ==========

                See Notes to Consolidated Financial Statements.

Consolidated Statements of Income



                                                                                    For The Year Ended December 31,
(in thousands, except per share amounts)                                            2000        1999         1998
                                                                                    ----        ----         ----
Net sales.................................................................    $    228,028   $  214,157   $  190,086
                                                                              ------------   ----------   ----------
Operating costs and expenses:
     Costs of products sold (excluding depreciation)......................         167,785      152,900      131,643
     Selling and administrative...........................................          30,733       30,813       27,718
     Depreciation.........................................................           7,425        7,631        7,523
                                                                              ------------   ----------   ----------
                                                                                   205,943      191,344      166,884
                                                                              ------------   ----------   ----------
Income from operations....................................................          22,085       22,813       23,202
Other income (expense):
     Interest expense.....................................................            (922)        (743)        (722)
     Other--net...........................................................             779          620        1,142
                                                                              ------------   ----------   ----------
                                                                                      (143)        (123)         420
                                                                              ------------   ----------   ----------
Income before income taxes................................................          21,942       22,690       23,622
Income taxes..............................................................           5,750        7,546        7,955
                                                                              ------------   ----------   ----------
Net income................................................................    $     16,192   $   15,144   $   15,667
                                                                              ============   ==========   ==========
Basic and diluted earnings per common share...............................    $       1.68   $     1.58   $     1.64
                                                                              ============   ==========   ==========
Weighted average number of common shares outstanding......................           9,601        9,586        9,578
                                                                              ============   ==========   ==========

Consolidated Statements of Shareholders' Equity

                                                                      Common Stock                   Accumulated
                                                                   --------------------
                                                                             Additional                 Other
                                                                   Stated     Paid-in     Retained   Comprehensive
(in thousands, except per share amounts)                          Capital     Capital     Earnings   Income (Loss)        Total
                                                                  -------     -------     --------   -------------        -----
Balance January 1, 1998......................................    $  9,578     $ 102,556   $  16,602   $      680      $   129,416
                                                                                                                      -----------
Comprehensive income:
  Net income 1998............................................                                15,667                        15,667
  Other comprehensive income.................................                                                760              760
                                                                                                                      -----------
     Comprehensive income....................................                                                              16,427
Cash dividends ($0.37 per share).............................                                (3,544)                       (3,544)
                                                                 --------     ---------   ---------   ----------      -----------
Balance December 31, 1998....................................       9,578       102,556      28,725        1,440          142,299
                                                                                                                      -----------
Comprehensive income:
  Net income 1999............................................                                15,144                        15,144
  Other comprehensive (loss).................................                                             (1,113)          (1,113)
                                                                                                                      -----------
     Comprehensive income....................................                                                              14,031
Issuance of stock............................................          12           113                                       125
Cash dividends ($0.40 per share).............................                                (3,835)                       (3,835)
                                                                 --------     ---------   ---------   ----------      -----------
Balance December 31, 1999....................................       9,590       102,669      40,034          327          152,620
                                                                                                                      -----------
Comprehensive income:
  Net income 2000............................................                                16,192                        16,192
  Other comprehensive (loss).................................                                             (2,619)          (2,619)
                                                                                                                      -----------
     Comprehensive income....................................                                                              13,573
Issuance of stock............................................          13           112                                       125
Cash dividends ($0.40 per share).............................                                (3,841)                       (3,841)
                                                                 --------     ---------   ---------   ----------      -----------
Balance December 31, 2000....................................    $  9,603     $ 102,781   $  52,385   $   (2,292)     $   162,477
                                                                 ========     =========   =========   ==========      ===========

                See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

                                                                                           For The Year Ended December 31,
(in thousands)                                                                              2000         1999        1998
                                                                                            ----         ----        ----
Cash flows from operating activities:
  Net income.........................................................................    $  16,192    $ 15,144    $ 15,667
  Adjustments to reconcile net income to net cash flows from operating activities:
     Depreciation....................................................................        7,425       7,631       7,523
     Deferred income taxes...........................................................        2,215       1,757       1,034
     Prepaid pension.................................................................       (2,517)       (794)       (206)
     Other--net......................................................................          694         608         553
     Changes in assets/liabilities, net of effects from
      business acquisitions and divestitures:
        Receivables..................................................................          263      (4,515)        618
        Inventories..................................................................       (3,307)        (53)        275
        Other assets.................................................................       (2,697)     (1,190)       (187)
        Accounts payable.............................................................           77       2,431         397
        Accrued payrolls and employee benefits.......................................         (628)        163         120
        Other liabilities............................................................       (1,921)     (1,214)       (108)
                                                                                         ---------    --------    --------
  Net cash flows from operating activities...........................................       15,796      19,968      25,686
                                                                                         ---------    --------    --------

Cash flows from investing activities:
  Purchases of property, plant and equipment.........................................      (13,170)    (11,749)    (12,099)
  Proceeds from sale of business.....................................................        1,761          --          --
  Use of unexpended Industrial Revenue Bond proceeds.................................           --         504       1,714
  Business acquisitions..............................................................       (2,462)    (24,165)       (900)
  Proceeds from sale of investments..................................................        1,297          --          --
  Other..............................................................................          408         422         420
                                                                                         ---------    --------    --------
  Net cash flows used in investing activities........................................      (12,166)    (34,988)    (10,865)
                                                                                         ---------    --------    --------

Cash flows from financing activities:
  Dividends paid.....................................................................       (3,841)     (3,834)     (3,448)
  Proceeds from note payable.........................................................        2,000          --          --
  Proceeds from the issuance of stock................................................          125         125          --
  Proceeds from Industrial Revenue Bonds.............................................           --       2,075          --
                                                                                         ---------    --------    --------
  Net cash flows used in financing activities........................................       (1,716)     (1,634)     (3,448)
                                                                                         ---------    --------    --------


Effect of exchange rate changes on cash and cash equivalents.........................         (376)       (131)         39
                                                                                         ---------    --------    --------
Net increase (decrease) in cash and cash equivalents.................................        1,538     (16,785)     11,412
Cash and cash equivalents at beginning of year.......................................       16,323      33,108      21,696
                                                                                         ---------    --------    --------
Cash and cash equivalents at end of year.............................................    $  17,861    $ 16,323    $ 33,108
                                                                                         =========    ========    ========
Supplemental information:

  Income tax payments................................................................    $   4,665    $  6,127    $  6,283
  Interest payments..................................................................          917         731         702

                See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

(in thousands, except share and per share amounts)

Description of Business

Ampco-Pittsburgh Corporation (the Corporation) is in three business segments that manufacture and sell principally custom-engineered equipment. The Forged and Cast Rolls segment which consists of Union Electric Steel and Davy Roll located in England, manufactures and sells forged hardened steel rolls and cast rolls (iron and steel) to the metals industry. The Air and Liquid Processing segment consists of Aerofin--heat exchange coils, Buffalo Air Handling--air handling systems, and Buffalo Pumps--centrifugal pumps, all of which sell to a variety of commercial and industrial users. The Plastics Processing Machinery segment manufacturers and sells, through New Castle Industries, feed screws, barrels, chill rolls and heat transfer rolls principally to the plastics processing and machinery industry.

Note 1--Acccounting Policies:

The Corporation's accounting policies conform to generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. A summary of the significant accounting policies followed by the Corporation is presented below. Certain amounts for preceding periods have been reclassified for comparability with the 2000 presentation.

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

Property, Plant and Equipment

Property, plant and equipment are recorded at cost with depreciation computed using the straight-line method over the following estimated useful lives: land improvements--15 to 20 years, buildings--25 to 50 years and machinery and equipment--5 to 25 years. Expenditures that extend economic useful lives are capitalized. Routine maintenance is charged to operating results. Gains or losses are recognized on retirements or disposals.

Revenue Recognition

Revenue from sales is recognized when title to the product passes to the customer. Amounts billed to the customer for shipping and handling are recorded within net sales and the related costs are recorded within costs of products sold.

Foreign Currency Translation

Assets and liabilities of the Corporation's foreign operations are translated at the current year-end exchange rates and the statements of income are translated at the weighted average exchange rate for the year. Gains or losses resulting from translating foreign currency financial statements are accumulated as a separate component of other comprehensive (loss) income until the entity is sold or substantially liquidated. The foreign currency translation adjustments exclude income tax expense (benefit) since earnings of non-U.S. subsidiaries are deemed to be reinvested for an indefinite period of time.

Financial Instruments

Gains and losses on forward exchange contracts which hedge exposures on anticipated foreign currency commitments are deferred and recognized as adjustments to the bases of the underlying assets. Premiums and discounts are amortized into income over the life of the forward exchange contract. The Corporation does not enter into derivative transactions for speculative purposes and, therefore, holds no derivative instruments for trading purposes. As of January 1, 2001, Statement of Financial Accounting Standard (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended, becomes effective for the Corporation. SFAS No. 133 requires each derivative instrument to be recorded in the balance sheet as either an asset or a liability measured at its fair value. The accounting for changes in the fair value of a derivative will depend on the use of the derivative. To the extent that a derivative is effective as a hedge of a future exposure to changes in value, the fair value of the derivative will be deferred in other comprehensive (loss) income. Any portion considered to be ineffective will be reported in earnings immediately. As of the date of adoption, the impact of SFAS No. 133 did not have a material effect on the financial condition, results of operations or liquidity of the Corporation.

Income Taxes

Income taxes are recognized during the year in which transactions enter into the determination of financial statement income. Deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities.

Stock-Based Compensation

The Corporation accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees". Under the intrinsic value method, compensation expense is generally recognized only to the extent the market price of the common stock exceeds the exercise price of the stock option at the date of the grant.

Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share is similar to basic earnings per share except that the denominator is increased to include the net additional common shares that would have been outstanding assuming exercise of outstanding stock options, calculated using the treasury stock method. The weighted average number of common shares outstanding assuming exercise of the stock options was 9,620,469 and 9,610,265 common shares for 2000 and 1999, respectively.

Note 2--Acquisitions/Divestitures:

On March 6, 2001, the Corporation announced that the operations of its forged hardened steel roll finishing plant in Belgium will be phased out over the next several months and then permanently closed. Although not finalized, the Corporation expects to record a pre-tax charge in the first quarter of 2001 of approximately $8,000, which relates primarily to employee severance costs and disposition of assets.

On August 2, 1999, the Corporation acquired the stock of The Davy Roll Company and two smaller companies, (collectively "Davy") for approximately $24,000 of which approximately $300 was subsequently returned to the Corporation in 2000 by the seller based on the balance sheet of Davy as of the date of the acquisition. The consolidated financial statements include the results of operations of Davy from August 2, 1999. In March 2000, the Corporation sold the small roll division of Davy for its net book value of approximately $4,546, which includes collection of accounts receivable retained.

On October 27, 2000, the Corporation purchased the outstanding stock of a company which manufactures heat transfer rolls for approximately $2,462, which includes payoff of debt assumed. The company complements the Plastics Processing Machinery segment.

The acquisitions were accounted for as purchase transactions in accordance with APB. No. 16, "Business Combinations".

Note 3--Inventories:

                                 2000            1999
                                 ----            ----
Raw materials...............  $ 12,315        $ 11,714
Work-in-process.............    26,422          26,212
Finished goods..............     4,383           4,084
Supplies....................     4,891           5,271
                              --------        --------
                              $ 48,011        $ 47,281
                              ========        ========

The carrying amount of inventories valued on the LIFO method approximates current cost at December 31, 2000 and 1999. Approximately 64% and 63% of the inventory was valued using the LIFO method in 2000 and 1999, respectively.

Note 4--Borrowing Arrangements:

The Corporation maintains short-term lines of credit of approximately $10,000. In addition, as of December 31, 2000, $2,000 was outstanding which was repaid January 2, 2001. As of December 31, 2000 and 1999, the Corporation had the following Industrial Revenue Bonds (IRBs) outstanding: (1) $1,350 tax-exempt IRB maturing in 2002, interest at a floating rate that averaged 4.36% during the year; (2) $4,120 tax-exempt IRB maturing in 2020, interest at a floating rate which averaged 4.35% during the year; (3) $7,116 taxable IRB maturing in 2027, interest at a floating rate which averaged 6.47% during the year and (4) $2,075 tax-exempt IRB maturing in 2029, interest at a floating rate that averaged 4.34% during the year.

The IRBs are secured by letters of credit of equivalent amounts and require, among other things, the maintenance of certain financial covenants including minimum net worth and ratios of interest coverage and debt to equity. The Corporation was in compliance with the applicable bank covenants as of December 31, 2000.

Note 5--Other Current Liabilities:

                                       2000       1999
                                       ----       ----
Customer related liabilities....... $  4,944   $  5,773
Accrued income taxes...............    1,267      1,462
Other..............................    4,296      6,921
                                    --------   --------
                                    $ 10,507   $ 14,156
                                    ========   ========

Note 6--Pension and Other Postretirement Benefits:

Pension Plans

The Corporation has defined benefit pension plans covering substantially all of its employees, some of which require employee contributions. Generally, the benefits are based on years of service multiplied by either a fixed amount or a percentage of compensation. For its pension plans covered by the Employee Retirement Income Security Act of 1974 (ERISA), the Corporations' policy is to fund at least the minimum actuarially computed annual contribution required under ERISA. Employees at certain operations have matching 401(k) retirement savings plans in lieu of defined benefit pension programs.

During 2000, employees of Davy became participants in a newly created contributory defined benefit plan and prior thereto, were participants in the seller's plans. The actuarially determined amount of assets and liabilities will be transferred from the seller's plans to the new plan on completion and agreement of the final amounts. The new plan is expected to be fully funded. Contributions are based on a percentage of "compensation" and amounted to $1,021 and $578 in 2000 and 1999, respectively.

The Corporation also maintains a nonqualified defined benefit plan to provide supplemental retirement benefits for selected executives in addition to benefits provided under the Corporate sponsored pension plans. The Corporation contributed $1,000 in both 2000 and 1999 to a grantor tax trust known as a "Rabbi" trust. The assets of the trust are subject to claims of the Corporation's creditors, but otherwise must be used only for purposes of providing benefits under the plan. The fair market value of the trust at December 31, 2000 and 1999, which is included in other noncurrent assets, was $4,308 and $3,186. For financial reporting purposes, the plan is treated as a non-funded pension plan. The accumulated benefit obligation for the plan at December 31, 2000 and 1999 was $4,388 and $3,797, respectively, and is included in employee benefit obligations.

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

The following provides a reconciliation of benefit obligations, plan assets, and funded status of the plans, excluding the Davy plan.

                                                                    Other
                                                                Postretirement
                                            Pension Benefits       Benefits
                                              2000     1999     2000     1999
                                              ----     ----     ----     ----
Change in benefit obligation:
Benefit obligation at January 1............ $86,012  $90,788  $ 9,016  $ 8,899
Service cost...............................   1,534    1,661      106      110
Interest cost..............................   6,452    6,091      667      584
Plan amendments............................   1,343    1,252       --        7
Actuarial loss (gain)......................   3,996   (9,183)     390      361
Participant contributions..................      --       --      312      108
Benefits paid from plan assets.............  (4,650)  (4,473)      --       --
Benefits paid by Corporation...............    (124)    (124)  (1,005)  (1,053)
                                            -------  -------  -------  -------
Benefit obligation at December 31.......... $94,563  $86,012  $ 9,486  $ 9,016
                                            =======  =======  =======  =======

                                                                                                             Other
                                                                                                         Postretirement
                                                                         Pension Benefits                   Benefits
                                                                       2000            1999          2000             1999
                                                                       ----            ----          ----             ----
Change in plan assets:
Fair value of plan assets at January 1...........................    $ 141,112       $ 131,541     $       --       $      --
Actual return on plan assets.....................................        7,019          14,044             --              --
Corporate contributions..........................................          124             124            693             945
Participant contributions........................................           --              --            312             108
Gross benefits paid..............................................       (4,774)         (4,597)        (1,005)         (1,053)
                                                                     ---------       ---------     ----------       ---------
Fair value of plan assets at December 31.........................    $ 143,481       $ 141,112     $       --       $      --
                                                                     =========       =========     ==========       =========
Funded status of the plans.......................................       48,918       $  55,100     $   (9,486)      $  (9,016)
Unrecognized actuarial (gain) loss...............................      (39,594)        (46,465)           860             494
Unamortized prior service cost (benefit).........................        3,464           2,221         (3,604)         (4,221)
Unrecognized net transition obligation...........................           20              26
Accrued benefit cost.............................................        4,388           3,797         12,230          12,743
                                                                     ---------       ---------     ----------       ---------
Prepaid benefit cost.............................................    $  17,196       $  14,679     $       --       $      --
                                                                     =========       =========     ==========       =========

Net periodic pension and other postretirement benefit costs include the following components:

                                                                                                          Other
                                                                                                      Postretirement
                                                                  Pension Benefits                       Benefits
                                                           2000        1999        1998        2000        1999        1998
                                                           ----        ----        ----        ----        ----        ----
Service cost..........................................   $  1,534    $  1,662    $  1,413    $    106    $    110    $    100
Interest cost.........................................      6,452       6,090       5,914         667         584         624
Expected return on plan assets........................     (9,718)     (8,375)     (7,333)
Amortization of prior service cost....................        228         188         140        (614)       (615)       (615)
Actuarial (gain) loss.................................       (501)        160         118          21           6           4
                                                         --------     -------    --------    --------    --------    --------
Net benefit (income) cost.............................   $ (2,005)    $  (275)   $    252    $    180    $     85    $    113
                                                         ========     =======    ========    ========    ========    ========

Assumptions as of December 31:
Discount rate.........................................       7.25%       7.50%       6.75%       7.25%       7.50%       6.75%
Expected long-term rate of return on plan assets......       8.50%       8.50%       8.50%         --          --          --
Rate of increases in compensation.....................       3.00%       3.00%       3.00%         --          --          --

The assumed health care cost trend rate at December 31, 2000 for other postretirement benefits is 7.75% for 2001, gradually decreasing to 5.25% in 2003 and thereafter. A one percentage point increase or decrease in the assumed health care cost trend rate would change the postretirement benefit obligation at December 31, 2000 and the annual benefit expense for 2000 by approximately $700 and $70, respectively.

Note 7--Authorized and Issued Shares:

Under the Corporations Shareholder Rights Plan, each outstanding share of common stock carries one Preference Share Purchase Right (a Right). The Rights are designed to assure that all shareholders receive equal treatment in the event of a potential acquisition of the Corporation or a change in control. Under certain circumstances, each Right entitles the shareholder to buy 1/100 of a share of Series A Preference Stock at a $45.00 exercise price. The Rights are exercisable only if a party acquires, or commences a tender offer to acquire, beneficial ownership of 20% or more of the Corporations common stock without the approval of the independent directors on the Corporations Board of Directors.

After the Rights become exercisable, if anyone acquires 30% or more of the Corporations stock or assets, merges into the Corporation or engages in certain other transactions, each Right may be used to purchase shares of the Corporations common stock (or, under certain conditions, the acquirers common stock) worth twice the exercise price. The Corporation may redeem the Rights, which expire in November

2008, for one cent per Right under certain circumstances. At December 31, 2000, there are 3,000,000 shares of unissued preference stock, of which 150,000 shares have been designated as Series A Preference Stock for issuance in connection with these Rights.

Note 8--Stock Option Plan:

Under the terms of the 1997 Stock Option Plan, options may be granted to selected employees to purchase, in the aggregate, up to 600,000 shares of the common stock of the Corporation (amended in 2000 by the shareholders from 300,000 shares). Options may be either incentive or non-qualified and are subject to terms and conditions, including exercise price and timing of exercise, as determined by the Stock Option Committee of the Board of Directors. The options vest at date of grant and have a ten-year life. To date, options have been granted at an exercise price equivalent to the market price on the date of grant.

Stock option activity during 1998-2000 is as follows:

                                                                   Weighted
                                            Number of  Exercise     Average
                                             Options     Price   Exercise Price
                                             -------     -----   --------------
Granted December 1998.....................   277,500   $10.0000     $10.0000
                                            --------                --------
Balance at December 31, 1998..............   277,500                 10.0000
Exercised during 1999.....................   (12,500)   10.0000      10.0000
                                            --------                --------
Balance at December 31, 1999..............   265,000                 10.0000
Granted during 2000:
  April 2000..............................   272,500    10.8125      10.8125
  December 2000...........................     5,000    11.1250      11.1250
Exercised during 2000.....................   (12,500)   10.0000      10.0000
                                            --------                --------
Balance at December 31, 2000..............   530,000                $10.4284
                                            ========                ========

Stock options outstanding and exercisable as of December 31, 2000 is as follows:

                          Weighted average     Weighted average
               Shares      exercise price    remaining contractual
            under option     per share           life in years
            ------------     ---------           -------------
              252,500          10.0000                8.0
              272,500          10.8125                9.3
                5,000          11.1250               10.0
              -------          -------               ----
              530,000          10.4284               8.67
              =======          =======               ====

The weighted average fair value of the options granted in December 1998, April 2000 and December 2000, estimated on the date of grant using the Black-Scholes option-pricing model, was $2.54, $3.08 and $2.94, respectively, based on the following assumptions: dividend yield of 4.0%, 3.7% and 3.6%, expected volatility of 34.2%, 33.9% and 32.9%, risk-free interest rate of 4.8%, 6.4% and 5.3%, respectively, and an expected option life of 5 years.

Had compensation cost been determined based on the fair value of the option at the grant date consistent with SFAS No. 123, net income and earnings per share would have been $15,636 and $1.63 for 2000, no impact on 1999 and $15,208 and $1.59 for 1998.

Note 9--Financial Instruments:

Forward Foreign Exchange Contracts

Certain of the Corporation's operations are subject to risk from exchange rate fluctuations in connection with regular inventory purchases in U.S. dollars and sales contracts in foreign currencies. In order to minimize these risks, forward foreign exchange contracts are purchased. At December 31, 2000, monthly forward exchange contracts to hedge anticipated inventory purchases approximated $1,170 (representing approximately 8% of anticipated requirements). In addition, forward exchange contracts to hedge outstanding accounts receivable approximated $11,960 at December 31, 2000.

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

Note 10--Income Taxes:

The provision (benefit) for taxes on income consists of the following:

                                2000       1999       1998
                                ----       ----       ----
Current:
     Federal...............   $ 2,993    $ 5,010    $ 6,545
     State.................       542        358        268
     Foreign...............        --        421        108
                              -------    -------    -------
                                3,535      5,789      6,921
                              -------    -------    -------

Deferred:
     Federal...............     2,335      1,772        830
     State.................       408        242        119
     Foreign...............      (528)      (257)        85
                              -------    -------    -------
                                2,215      1,757      1,034
                              -------    -------    -------
                              $ 5,750    $ 7,546    $ 7,955
                              =======    =======    =======

Deferred tax assets and liabilities comprise the following:

Assets                                                2000          1999
------                                                ----          ----
Employment-related liabilities................     $   6,704     $   6,037
Other.........................................         3,809         4,067
                                                   ---------     ---------

Gross deferred tax assets.....................        10,513        10,104
Valuation allowance...........................          (300)
                                                   ---------     ---------
                                                      10,213        10,104
                                                   ---------     ---------

Liabilities
-----------
Depreciation..................................       (14,806)      (13,304)
Prepaid pension...............................        (6,878)       (5,872)
Foreign deferred tax..........................          (390)         (917)
Other.........................................          (860)         (517)
                                                   ---------     ---------

Gross deferred tax liabilities................       (22,934)      (20,610)
                                                   ---------     ---------

Net deferred tax liability....................     $ (12,721)    $ (10,506)
                                                   =========     =========

At December 31, 2000, the Corporation had foreign tax credit carryforwards of $382 which expire in 2005 and foreign net operating loss carryforwards of $1,638 which carryforward indefinitely. A valuation allowance is provided when it is more likely than not that some or all of a deferred tax asset will not be realized.

The difference between the U.S. federal income tax statutory rate and the Corporation's effective income tax rate is as follows:

                                                            (Percent)
                                                     2000      1999      1998
                                                     ----      ----      ----
          Computed at statutory rate..............   35.0      35.0      35.0
          Foreign income taxes....................    0.1       0.1       0.1
          State income taxes......................    1.6       1.7       1.1
          Valuation allowance.....................    1.4       ---      (0.6)
          Foreign tax credits.....................   (6.0)      ---       ---
          Federal tax credits.....................   (1.4)      ---       ---
          Other permanent items--net..............   (4.5)     (3.5)     (1.9)
                                                     ----      ----      ----
                                                     26.2      33.3      33.7
                                                     ====      ====      ====
Note 11--Other Comprehensive (Loss) Income:

Other comprehensive (loss) income includes changes in net assets from non-owner sources including, foreign currency translation adjustments, changes in the minimum pension liability and unrealized holding gains on securities. The following table reflects the accumulated balances of other comprehensive (loss) income:

                                               Foreign               Unrealized     Accumulated
                                              Currency     Minimum     Holding         Other
                                            Translation    Pension    Gains on     Comprehensive
                                            Adjustments   Liability  Securities    (Loss) Income
                                            -----------   ---------  ----------    -------------
Balance at January 1, 1998..............      $  1,076     $ (396)      $ ---        $    680
Change during year......................           881       (222)        101             760
                                              --------     ------       -----        --------

Balance at December 31, 1998............         1,957       (618)        101           1,440
Change during year......................        (1,264)        18         133          (1,113)
                                              --------     ------       -----        --------

Balance at December 31, 1999............           693       (600)        234             327
Change during year......................        (2,566)      (188)        135          (2,619)
                                              --------     ------       -----        --------

Balance at December 31, 2000............      $ (1,873)    $ (788)      $ 369        $ (2,292)
                                              ========     ======       =====        ========

The tax expense (benefit) associated with changes in the minimum pension liability was $(101), $(10), and $(119) for 2000, 1999 and 1998 respectively. The tax expense (benefit) associated with changes in the unrealized holding gains on securities was $73, $72 and $54 for 2000, 1999 and 1998, respectively.

Note 12--Operating Leases:

The Corporation leases certain factory and office space and certain production machinery and computer equipment. Operating lease payments were $1,171 in 2000, $1,525 in 1999 and $1,915 in 1998. Operating lease payments for subsequent years are $1,066 for 2001, $846 for 2002, $635 for 2003, $451 for 2004, $367 for 2005
and $51 thereafter.

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

In April 1994, the Bankruptcy Court issued a favorable judgment denying all claims against the Corporation. In addition, the Court permitted the Corporation to recover $2,200 from the estate of Valley in connection with the Corporation's lien for the industrial revenue bond guaranty. Subsequently, the unsecured creditors committee appealed this judgement, however, in August 1999, the Bankruptcy Appellate Panel for the Sixth Circuit (BAP) affirmed the Court's decision in favor of the Corporation. The unsecured creditors committee appealed the BAP's decision to the United States Court of Appeals for the Sixth Circuit ("Court of Appeals"). In February 2001, the Court of Appeals affirmed the Court's decision in favor of the Corporation. No reserve had been established for the outcome of this litigation based on the Corporation's belief that it had meritorious defenses. A bank letter of credit for the $2,200 received from the estate remains posted pending the outcome of the appeal.

In addition to the litigation noted above, the Corporation is from time to time subject to routine litigation incidental to its business. The Corporation believes that the results of the above noted litigation and other pending legal proceedings will not have a material adverse effect on the financial condition, results of operations or liquidity of the Corporation.

Note 14--Environmental Matters:

The Corporation is currently performing certain remedial actions in connection with the sales of real estate previously owned by discontinued operations and has been named a Potentially Responsible Party at one third-party landfill site used by a division which was previously sold. Other liabilities include less than $1,000 for costs of likely remediation and other related actions.

Environmental exposures are difficult to assess and estimate for numerous reasons including the lack of reliable data, the multiplicity of possible solutions, the years of remedial and monitoring activity required, and the identification of new sites. While it is not possible to quantify with certainty the environmental exposure, in the opinion of management, the potential liability for all environmental proceedings, based on information known to date and the estimated quantities of waste at these sites, will not have a material adverse effect on the financial condition, results of operations or liquidity of the Corporation.

Note 15--Business Segments:

The accounting policies of the reportable segments are the same as those described in Note 1. The Corporation evaluates the performance of its operating segments based on income from operations after allocating corporate expenses based on a sales, property, and payroll formula.

Summarized financial information concerning the Corporations reportable segments is shown in the following tables. Corporate assets included under Identifiable Assets represent cash and cash equivalents, deferred tax assets, prepaid pension and other items not allocated to reportable segments.

                                                                    Net Sales                    Income before Taxes
                                                          2000        1999        1998        2000       1999       1998
                                                          ----        ----        ----        ----       ----       ----
Forged and Cast Rolls................................  $ 113,134   $ 104,655   $  87,938    $ 10,949   $ 12,502   $ 15,264
Air and Liquid Processing............................     80,266      73,631      64,097       8,982      7,635      4,320
Plastics Processing Machinery........................     34,628      35,871      38,051       2,154      2,676      3,618
                                                       ---------   ---------   ---------    --------   --------   --------
Total Reportable Segments............................    228,028     214,157     190,086      22,085     22,813     23,202
Other income (expense)...............................         --          --         --         (143)      (123)       420
                                                       ---------   ---------   ---------    --------   --------   --------
Total................................................  $ 228,028   $ 214,157   $ 190,086    $ 21,942   $ 22,690   $ 23,622
                                                       =========   =========   =========    ========   ========   ========

                                 Capital Expenditures            Depreciation Expense           Identifiable Assets
                               2000      1999       1998       2000      1999      1998       2000       1999      1998
                               ----      ----       ----       ----      ----      ----       ----       ----      ----
Forged and Cast Rolls.....  $  7,947   $  6,712   $  6,525   $  4,351  $  4,803  $  4,957   $124,568  $ 126,057  $  88,988
Air and Liquid
 Processing...............     2,684      3,341      3,103      1,633     1,475     1,282     46,994     42,599     39,728
Plastics Processing
 Machinery................     2,487      1,669      2,441      1,409     1,320     1,236     31,762     27,558     28,225
Corporate.................        52         27         30         32        33        48     41,140     39,594     54,870
                            --------   --------   --------   --------  --------  --------   --------  ---------  ---------
Total.....................  $ 13,170   $ 11,749   $ 12,099   $  7,425  $  7,631  $  7,523   $244,464  $ 235,808  $ 211,811
                            ========   ========   ========   ========  ========  ========   ========  =========  =========

                                                                      Net Sales                  Identifiable Assets
                                                             2000       1999       1998       2000      1999       1998
                                                             ----       ----       ----       ----      ----       ----
Geographic Areas:
United States...........................................  $ 152,887  $ 139,470  $ 140,431  $ 192,613  $ 183,974  $ 192,837
Foreign.................................................     75,141     74,687     49,655     51,851     51,834     18,974
                                                          ---------  ---------  ---------  ---------  ---------  ---------
Total...................................................  $ 228,028  $ 214,157  $ 190,086  $ 244,464  $ 235,808  $ 211,811
                                                          =========  =========  =========  =========  =========  =========

Net sales are attributed to countries based on location of customer.

Quarterly Information--Unaudited

                                                  (in thousands, except per share amounts)
                                             First      Second     Third      Fourth
                                             Quarter    Quarter    Quarter    Quarter      Year
                                             -------    -------    -------    -------      ----
2000
----
Net sales(1)...............................  $ 60,162   $ 57,981   $ 52,799   $ 57,086   $228,028
Gross profit(2)............................    16,558     15,291     14,298     14,096     60,243
Income from operations(3)..................     6,491      6,084      5,232      4,278     22,085
Net income(4)..............................     4,165      4,032      3,300      4,695     16,192
Basic and diluted earnings per share.......      0.43       0.42       0.34       0.49       1.68

1999
-----
Net sales(1)...............................  $ 49,969   $ 49,457   $ 52,485   $ 62,246   $214,157
Gross profit(2)............................    14,329     15,504     14,537     16,887     61,257
Income from operations.....................     5,240      6,098      5,328      6,147     22,813
Net income.................................     3,402      4,004      3,467      4,271     15,144
Basic and diluted earnings per share.......      0.36       0.42       0.36       0.45       1.58

Notes

1. Net sales have been adjusted for shipping and handling charges billed to customers.
2.   Gross profit as used herein does not include a charge for depreciation.
3. Lower pension expense impacted income from operations by $443, $67, $853 and $360 in the first through fourth quarters, respectively, in comparison to the same quarters in 1999.
4. Utilization of foreign tax credits and reduction in the Corporations overall tax provision primarily in the fourth quarter reduced its effective tax rate to 26.2% for the year.

Common Stock Information

The shares of common stock of Ampco-Pittsburgh Corporation are traded on the New York Stock Exchange and on the Philadelphia Stock Exchange (symbol AP). Cash dividends have been paid on common shares in every year since 1965.

                                2000                                          1999
                 --------------------------------------      -------------------------------------
                                              Dividends                                  Dividends
Quarter           High            Low         Declared        High            Low        Declared
-------           ----            ---         --------        ----            ---        --------
First            $12.93         $10.00         $0.10         $11.75         $ 9.18         $0.10
Second            12.00          10.18          0.10          13.50           9.93          0.10
Third             12.37           9.87          0.10          14.12          12.12          0.10
Fourth            12.18           9.18          0.10          13.62           9.81          0.10
                                               -----                                       -----
Year              12.93           9.18         $0.40          14.12           9.18         $0.40
                                               =====                                       =====

Five-Year Summary of Selected Financial Data


                                                                           Year Ended December 31,
(dollars in thousands, except per share amounts)             2000      1999(2)       1998      1997(3)      1996(3)
                                                             ----      -------       ----      -------      -------
Net sales(1)............................................  $ 228,028   $ 214,157   $ 190,086   $ 176,022    $ 164,357
Income from operations..................................     22,085      22,813      23,202      21,961       18,068
Net income from continuing operations...................     16,192      15,144      15,667      16,540       12,390
Total assets............................................    244,464     235,808     211,811     196,845      188,170
Long-term obligations...................................     14,661      14,661      12,586      12,586       12,586
Shareholders' equity....................................    162,477     152,620     142,299     129,416      119,667
Basic and diluted earnings per share:
     Income from continuing operations..................       1.68        1.58        1.64        1.73         1.29
     Cash dividends declared............................       0.40        0.40        0.37        0.27        0.235
     Shareholders' equity...............................      16.92       15.91       14.86       13.51        12.49
     Market price at year end...........................      12.00      10.125      10.875      19.563        12.00
Weighted average shares outstanding.....................      9,601       9,586       9,578       9,578        9,578
Number of shareholders..................................      1,027       1,138       1,226       1,312        1,418
Number of employees.....................................      1,817       1,886       1,350       1,340        1,225

(1) Net sales have been adjusted for shipping and handling charges billed to customers.
(2) Includes August 2, 1999 acquisition of Davy.
(3) Income from continuing operations for 1997 and 1996 includes investment gains, net of tax, of $2,268 and $337, respectively.

Reports of Independent Accountants

[LOGO of Deloitte & Touche]

To the Board of Directors and Shareholders of Ampco-Pittsburgh Corporation

We have audited the accompanying consolidated balance sheets of Ampco-Pittsburgh Corporation and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Corporations' management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Ampco-Pittsburgh Corporation and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche

Pittsburgh, Pennsylvania
March 6, 2001

[LOGO of PriceWaterHouseCoopers]

To the Board of Directors and Shareholders of Ampco-Pittsburgh Corporation

In our opinion, the accompanying consolidated statements of income, shareholders'equity and of cash flows present fairly, in all material respects, the results of operations and cash flows for Ampco-Pittsburgh Corporation and its subsidiaries for the year ended December 31, 1998, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Corporations' management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

/s/ PriceWaterhouseCoopers LLP

600 Grant Street
Pittsburgh, Pennsylvania
January 27, 1999

Directors and Officers

Louis Berkman (1)(3)
Director
Chairman of the Board

President, The Louis Berkman Company

Robert A. Paul (1)
Director
President and Chief Executive Officer

Ernest G. Siddons (1)
Director
Executive Vice President and
Chief Operating Officer

Leonard M. Carroll (1)(2)(3)(4)
Director
Managing Director
Seneca Capital Management, Inc.

William D. Eberle (2)(3)(4)
Director
Private Investor

Laurence E. Paul
Director
Private Investor

Carl H. Pforzheimer, III (2)(3)(4)
Director
Managing Partner, Carl H. Pforzheimer & Co.

Rose Hoover
Vice President and Secretary

Dee Ann Johnson

Vice President, Controller and Treasurer

Terrence W. Kenny
Group Vice President

Robert F. Schultz
Vice President Industrial Relations
and Senior Counsel

Operating Companies

Forged and Cast Rolls
Union Electric Steel Corporation
The Davy Roll Company
Carnegie, PA and Gateshead, England
Robert G. Carothers, President

Subsidiary Companies:
Union Electric BVBA, Tesssenderlo Belgium
Formet, Newcastle, England
Turner Chilled Rolls, Ipswich, England

Air and Liquid Processing
Aerofin Corporation

Lynchburg, VA
David L. Corell, President

Buffalo Air Handling Company
Amherst, VA
William R. Phelps, President

Buffalo Pumps, Inc.
North Tonawanda, NY
Charles R. Kistner, President

Plastics Processing
Machinery

New Castle Industries, Inc.
New Castle, PA
Thomas A. Doland, President

Subsidiary Companies:
F.R. Gross Company, Stow, OH
Bimex Industries, Inc., Wales, WI
Keystone Rolls Company, Wheatland, PA

(1) Member of the Executive Committee
(2) Member of the Audit Committee
(3) Member of the Salary Committee
(4) Member of the Stock Option Committee

Shareholder Information

Transfer Agent, Registrar,
Dividend Paying Agent
Mellon Investor Services LLC
One Mellon Bank Center
500 Grant Street
Pittsburgh, PA 15258-0001
www.melloninvestor.com

Annual Meeting
The Annual Meeting of Shareholders will be held at 600 Grant Street, 33rd Floor Conference Room,
Pittsburgh, PA 15219
on Tuesday, April 24, 2001 at 10:00 a.m.

10K Report
A copy of Ampco-Pittsburgh Corporation's Annual Report on Form 10K as filed with the Securities and Exchange
Commission is available without charge to shareholders upon written request to the Corporate Secretary at 600 Grant Street, Suite 4600, Pittsburgh PA 15219

2000 Annual Report
This Annual Report and the statements contained herein are submitted for the general information of the shareholders of Ampco-Pittsburgh Corporation and are not intended for use in connection with or to induce the sale or purchase of securities.