Form 10-K405, Exhibit 13
period 2001-12-31
AMPCO PITTSBURGH CORP
filed 2002-03-14
CIK 6176

Financial Highlights
--------------------------------------------------------------------------------

                                                                          Year Ended December 31,
                                                          2001                     2000                    1999
-------------------------------------------------------------------------------------------------------------------
Net Sales..........................................   $219,167,000             $228,028,000            $214,157,000

Income from Operations.............................      1,338,000               22,085,000              22,813,000

Net (Loss) Income..................................       (983,000)              16,192,000              15,144,000

Total Assets.......................................    241,571,000              244,464,000             235,808,000

Total Liabilities..................................     84,164,000               81,987,000              83,188,000

Shareholders' Equity...............................    157,407,000              162,477,000             152,620,000

Per Share:

 Basic and Diluted Earnings........................          (0.10)                    1.68                    1.58

 Shareholders' Equity..............................          16.38                    16.92                   15.91

 Dividends.........................................           0.40                     0.40                    0.40

 Market Price at Year End..........................          10.75                    12.00                   10.13
-------------------------------------------------------------------------------------------------------------------


Table of Contents
--------------------------------------------------------------------

Letter to Shareholders.........................................   2
Ampco-Pittsburgh at a Glance...................................   4
Results of Operations..........................................   5
Consolidated Financial Statements..............................   9
Notes to Consolidated Financial Statements.....................  12
Report of Independent Accountants..............................  22
Directors and Officers.........................................  23
Operating Companies............................................  23
Shareholder Information........................................  24



                     ampco pittsburgh 2001 annual report                       1

Letter to Shareholders
--------------------------------------------------------------------------------

Year 2001 was difficult for the Corporation. Results were severely impacted by problems of the global steel industry and the recession in the general industrial economy. The Forged and Cast Rolls and Plastic Processing Machinery groups were particularly hard hit. It is pleasing to note, however, that the Air and Liquid Processing group enjoyed a fine year. A restructuring charge of $7.3 million principally related to the permanent closure of the Belgian forged roll finishing plant and costs of $2.4 million for litigation resolved during the year contributed to the adverse results. Elsewhere in this report you will find complete financial details for the year and an analysis of results.


Business Review

The speed and severity of the downturn in the global steel industry have been beyond belief. The woes of the United States stem from a surge of foreign steel imports in the late 1990's that pushed prices to 20-year lows and led to a wave of bankruptcies among more than two dozen steel-makers. Survival of the United States steel industry is partly in the hands of the Administration which is under pressure to impose import tariffs and help with legacy costs particularly for the ailing integrated steel producers. This turmoil reduced demand for rolls and forced significantly lower prices. In addition, compounded by the strength of the dollar, exports have become less competitive with substantially reduced margins. The dollar strength has also enabled foreign roll producers to attack the United States market with predator pricing. These structural changes have made and will continue to make the formerly highly profitable forged roll operations a challenge. With the closure of the loss-making Belgian operation and the transition costs of transferring finishing processes to the United States behind us, we believe the outlook for the forged roll operations in 2002 is a little brighter. Undoubtedly, the capital investments of the last five years are helping to maximize efficiencies, productivity and quality. Since being acquired in 1999, Davy Roll, the cast roll producer in Gateshead England, has been adversely impacted by difficulties of the European steel industry. The merger and subsequent shrinking of the former British Steel, its major customer, has had dramatic impact on sales. In addition, the strength of sterling against the euro has materially reduced margins on sales to a large part of its geographic market area. Shipments in 2001 fell to levels substantially below those prior to acquisition and losses resulted. Manning levels have been reduced, cost saving programs implemented and the volatility of the industry make predictions difficult, progress towards improved results although a priority will be a major undertaking.

Air and Liquid Handling, the Corporation's second largest segment, continues to grow, and despite absorbing one-time litigation costs of approximately $2.4 million, operating earnings were at record levels with sales at an all-time high. The expanded capacity brought on stream late in 2000 assisted in meeting the demand for high quality custom air handling systems for pharmaceutical, hospital and institutional construction markets. Although competition and pricing is fierce, the quality of product and the manufacturing efficiencies coupled with high year-end backlog support the expectation of a successful 2002 for air handling systems.The high demand from the energy sector for lube oil pumps and the introduction of an improved product for the refrigeration industry allowed the pump operation to have another successful year. While the outlook in 2002 for pumps is reasonably good there are the beginning signs of a slowdown in the demand for new energy sources. In addition, the Corporation has to be vigilant in meeting severe competition from overseas suppliers. While the demand for heat exchange equipment has slowed down as a result of the recession in the general industrial economy, the early indications for the new year are for modest improvement. As stated last year, expansion of this segment is planned to continue to help shelter the Corporation from the troubles of the steel industry.

2                    ampco pittsburgh 2001 annual report

                                                          Letter to Shareholders
--------------------------------------------------------------------------------

Business Review (continued)

The Corporation's operations producing components for plastic processing machinery were severely impacted by the steepest downturn in that industry for many years. The business of original equipment customers was down by as much as fifty percent, reducing demand for components and driving down prices to unprecedented levels. During this most difficult period, the Corporation strengthened its sales force, increased penetration in the processor market and developed programs to become a more significant factor in the injection molding market which is larger than the Corporation's traditional extrusion market. Although 2001 was extremely disappointing, the shift in direction, together with benefits from recent capital expenditures, will allow the segment to return to profitability when demand returns to more normal levels.

Accounting Change

The Corporation is currently reviewing goodwill for impairment as required by SFAS No. 142, "Goodwill and Other Intangible Assets", which is effective January 1, 2002. It is believed that adopting this standard will result in a non-cash charge approximating $4.5 million in the first quarter of 2002. This charge will be specific to the Plastics Processing Machinery segment.

Outlook

The Corporation operated during 2001 in one of the worst economies for industrial manufacturing companies for several decades. It is difficult to determine with certainty the outlook for the near future, with the economy having weakened further following the tragic September 11 terrorist attack and the subsequent fallout. However, we are optimistic that our businesses have the financial strength, diversity, quality of product and people to improve earnings performance in 2002. In addition, the Corporation is committed to continue to seek growth and investment opportunities. The support, in these most difficult times, of employees, customers, suppliers and shareholders is greatly appreciated.

/s/ Louis Berkman        /s/ Robert A. Paul        /s/ Ernest G. Siddons
Louis Berkman            Robert A. Paul            Ernest G. Siddons
Chairman of the Board    President and             Executive Vice President and
                         Chief Executive Officer   Chief Operating Officer

February 28, 2002

                     ampco pittsburgh 2001 annual report                       3

Ampco-Pittsburgh at a Glance...
--------------------------------------------------------------------------------

Forged and Cast Rolls
--------------------------------------------------------------------------------
Union Electric Steel Corporation and The Davy Roll Company are leaders in the manufacture of forged hardened steel, cast steel and cast iron rolls. Headquartered in the United States and England, respectively, the group supplies rolls throughout the world for producers of steel, aluminum and other metals.

[PHOTO]
Forged Hardened Steel Rolls

--------------------------------------------------------------------------------

Plastics Processing Machinery
--------------------------------------------------------------------------------
New Castle Industries is a leader in design, engineering and the manufacture of extrusion and injection feed screws, bimetallic barrels and heat transfer rolls for the plastics processing industry. With seven plants located throughout the United States, the Company supplies components to both original equipment manufacturers and plastic processors.

[PHOTO]
Injection Screws

--------------------------------------------------------------------------------


Air and Liquid Processing
--------------------------------------------------------------------------------
Aerofin Corporation is a leader in the manufacture of heat exchange coils and associated equipment for the power generation industry including nuclear and conventional power plants, the pulp and paper, chemical and other industrial process industries. Aerofin, located in Lynchburg, Virginia, is also a major supplier of equipment for the heating, ventilating and air conditioning industry.

[PHOTO]
Industrial Coil

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Buffalo Air Handling Company is a major manufacturer of standard and custom air handling units used in commercial, institutional and industrial buildings serving the pharmaceutical, health care, automotive, semiconductor and other markets. The Company has plants located in Amherst and Forest, Virginia.

[PHOTO]
Air Handling Unit

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Buffalo Pumps, Inc. headquartered in North Tonananda, New York, has been a manufacturer of quality centrifugal pumps for more than a century and principally serves the power generation, refrigeration and marine defense industries.


[PHOTO]
Lube Oil Pump
--------------------------------------------------------------------------------

4                     ampco pittsburgh 2001 annual report

                                                          Results of Operations
-------------------------------------------------------------------------------

(in thousands, except per share amounts)

The following discussion should be read in connection with the consolidated financial statements of the Corporation and the related footnotes.

The Corporation

In 2001, the Corporation undertook a review of its global roll-making capacity. Consequently, a pre-tax charge of $7,280 was recorded for restructuring costs principally related to the permanent closure of its forged steel roll plant in Belgium. Results for 2001 have also been adversely impacted by litigation costs associated with a lawsuit settled in the third quarter and customer bankruptcies in the steel industry.

                                     2001              2000              1999
-------------------------------------------------------------------------------
Sales                              $219,167          $228,028          $214,157
-------------------------------------------------------------------------------
Operating income                      1,338            22,085            22,813
-------------------------------------------------------------------------------
Backlog                             107,608           115,552           119,491
-------------------------------------------------------------------------------

Sales for 2001 decreased from 2000 due to lower sales for the Forged and Cast Rolls and Plastics Processing Machinery segments offset by improved sales for the Air and Liquid Processing segment. Sales for 2000 increased from 1999 due primarily to a full year of sales from Davy (acquired August 1999, with the subsequent sale of the small roll division in March 2000 and the small feed roll business in May 2001). Excluding Davy, sales decreased in 2000 in comparison to 1999 by $3,142 as a result of lower sales for the Forged and Cast Rolls and Plastics Processing Machinery segments offset by improved sales for the Air and Liquid Processing segment. The reduction in backlog at December 31, 2001 in comparison to December 31, 2000 is due primarily to a lower ending backlog for the Forged and Cast Rolls segment. The reduction in backlog at December 31, 2000 from December 31, 1999 is due to a lower ending backlog for the Forged and Cast Rolls segment offset by higher backlog levels for the Air and Liquid Processing segment.

Operating income for 2001 was impacted by restructuring charges of $7,280 and litigation costs of $2,378. Excluding these items, operating income for 2001 would have approximated $10,996 in comparison to $22,085 for 2000 and $22,813 for 1999. Although earnings improved for the Air and Liquid Processing segment in 2001 and 2000, it was not sufficient to offset the weak results of the Forged and Cast Rolls and Plastics Processing Machinery segments. In addition, favorable performance of pension plan assets reduced pension costs by approximately $1,144 in 2000 versus 1999.

The Corporation earned a gross margin, excluding depreciation, of approximately 22.5% for 2001 in comparison to 26.4% for 2000 and to 28.6% for 1999. The reduction in 2001 is due primarily to lower volumes and significantly reduced selling prices of the roll and plastic machinery operations. The reduction in 2000 is due principally to the inclusion of Davy for the entire year whose product mix has a lower gross margin.

Selling and administrative expenses totaled $32,960 (15.0% of net sales) for 2001, $30,733 (13.5% of net sales) for 2000 and $30,813 (14.4% of net sales) for
1999. The increase in 2001 from 2000 is due primarily to the $2,378 of litigation costs incurred related to the lawsuit which was settled in the third quarter and an increase in bad debts principally for the rolls segment. The decrease in 2000 from 1999 is primarily attributable to lower sales subject to commissions and lower pension costs.

Depreciation expense of $7,747 for 2001 compares to $7,425 and $7,631 for 2000 and 1999, respectively. The increase for 2001 is due to depreciation of current year additions and a full year of depreciation on 2000 additions. The decrease in 2000 is attributable to certain assets acquired with the purchase of Union Electric Steel (1984) becoming fully depreciated during 1999.

Interest expense was $659, $922 and $743 for 2001, 2000 and 1999, respectively. The fluctuation is directly attributable to the fluctuation in interest rates. Other income (expense) equaled ($576), $779 and $620 for 2001, 2000 and 1999, respectively. The increase in expense for 2001 relates to recognition of additional environmental costs of $550 estimated to be incurred with respect to the remediation of real estate previously owned by a discontinued operation, lower interest income resulting from the decrease in interest rates during the year and an increase in foreign currency exchange losses in 2001 versus 2000. The increase in other income in 2000 from 1999 is primarily due to lower foreign currency exchange losses.

The Corporation recorded a valuation allowance against the future tax benefit of the net operating loss carry forwards and foreign tax credits arising from its foreign operations because of the uncertainty of their ultimate realization. As a result, the Corporation recognized an income tax provision of $1,086 on net income before tax of $103. For 2000, the Corporation's effective tax rate approximated 26.2% in comparison to 33.3% for 1999 due to the utilization of foreign tax credits.

As a result of the above, net earnings for the Corporation were ($983) or ($0.10) per common share for 2001 in comparison to $16,192 or $1.68 per common share in 2000 and $15,144 or $1.58 per common share in 1999.

                      ampco pittsburgh 2001 annual report                      5

Results of Operations
--------------------------------------------------------------------------------

A review of operations for each of the Corporation's segments follows.

Forged and Cast Rolls

                                                2001              2000              1999
------------------------------------------------------------------------------------------
Sales                                         $96,879           $113,134          $104,655
------------------------------------------------------------------------------------------
Operating (loss) income                        (6,934)            10,949            12,502
------------------------------------------------------------------------------------------
Backlog                                        60,701             70,125            83,412
------------------------------------------------------------------------------------------

The severe economic downturn in the global steel industry during 2001 caused lower demand and an erosion of selling prices resulting in lower sales for the current year in comparison to 2000. Also, the continued strength of the U.S. dollar and the British pound sterling against foreign currencies, particularly the euro, negatively impacted not only prices and the level of export sales but increased the import of overseas competitors' rolls into domestic markets. Restructuring charges of $7,280 principally related to the permanent closure of the finishing plant in Belgium reduced operating results for 2001. Excluding these charges, operating income would have been $346 in comparison to $10,949 for 2000. In addition to lower demand and selling prices, the U.S. operations were adversely impacted by transition costs related to the transfer of the roll production, primarily for the European market, to plants in Pennsylvania and Indiana from the closed Belgian facility. A significant reduction in demand from the shrinking British and European steel industries coupled with severely reduced selling prices of exports, resulted in Davy incurring losses from operations. The segment also suffered losses of more than $1,500 from receivables and inventory writedowns as a result of bankruptcies and financial difficulties of steel industry customers.

The increase in sales in 2000 is attributable to a full year of sales of Davy offset by a reduction in sales for the forged steel roll operations in the U.S. and Belgium. Domestic sales decreased due to lower prices and a decline in demand from the weakened steel industry. The strength of the U.S. dollar and the British pound sterling also negatively impacted export sales in 2000. A substantial increase in Belgian operating losses contributed to most of the decrease in operating income in 2000 compared to 1999, in part due to the impact of the weak euro on the cost of forged blanks purchased from the United States. In addition, lower margins, an unprecedented increase in natural gas prices and the cost of a strike reduced earnings, but the overall impact was partially offset by lower pension costs.

The continued reduction in backlog is reflective of the downturn in the global steel industry. In addition, the sale of the small roll division in 2000 resulted in a $3,000 reduction in the backlog in comparison to that in 1999.

Air and Liquid Processing

                                    2001            2000            1999
-------------------------------------------------------------------------
Sales                             $94,964         $80,266         $73,631
-------------------------------------------------------------------------
Operating income                    9,134           8,982           7,635
-------------------------------------------------------------------------
Backlog                            41,928          38,333          29,225
-------------------------------------------------------------------------

In 2001, demand for lube oil pumps continued to increase primarily from the power generation industry. Increased penetration in the pharmaceutical, health care, education, and institutional construction markets resulted in a record level of sales of air handling systems. Sales of heat exchange equipment were adversely impacted by low demand from the recession-weakened industrial sector. Earnings for 2001 are after litigation costs of approximately $2,378. Excluding these costs, operating income would have approximated $11,512. The increased volume, cost savings, and expanded capacity account for the improved results against 2000.

In 2000, the deregulation of the power generation industry improved demand for lube oil pumps while continuation of existing shipbuilding programs resulted in increased pump sales to the Navy. Sales for the air handling operation benefited from increased activity in the construction of pharmaceutical, hospital, university and automotive facilities. Although sales for the heat exchange coil business remained level with the prior year, sales were negatively impacted by suspension of a significant contract until the second half of 2001. Operating income improved at each of the operations in comparison to 1999 with the exception of the air handling business, which was marginally impacted by the startup costs of a new facility. Increased shipments, favorable product mix, and productivity improvements contributed to the operating results.

The increase in backlog in 2001 from 2000 is primarily attributable to an increase in demand from the power generation industry whereas the increase in backlog in 2000 from 1999 is reflective of the increase in demand for air handling systems.

6                        ampco pittsburgh 2001 annual report

                                                          Results of Operations
-------------------------------------------------------------------------------


Plastics Processing Machinery

                                                2001             2000            1999
--------------------------------------------------------------------------------------
Sales                                         $27,324          $34,628         $35,871
--------------------------------------------------------------------------------------
Operating (loss) income                          (862)           2,154           2,676
--------------------------------------------------------------------------------------
Backlog                                         4,979            7,094           6,854
--------------------------------------------------------------------------------------

The segment was significantly impacted by the most severe downturn in the plastics processing and plastics machinery industries for many years. Customers operated at low levels of capacity and suffered plant consolidations and closures. Accordingly, sales and operating income decreased significantly in 2001 due to reduced volumes and unprecedented low selling prices. For 2000, an increase in the sales of heat transfer rolls was more than offset by a lower demand for feedscrews from plastic processor customers. The reduction in income reflects lower pricing, reduced volume and unfavorable product mix. The reduction in backlog at December 31, 2001 is reflective of the recession in the plastics industry.


Liquidity and Capital Resources

Net cash flows from operating activities were positive for 2001, 2000 and 1999 at $9,893, $15,796 and $19,968, respectively. The decrease in 2001 from 2000 is due primarily to payments made in connection with the closure of the forged steel roll plant in Belgium. The decrease in 2000 from 1999 resulted primarily from changes in working capital.

Net cash outflows used in investing activities were $8,206, $12,166 and $34,988 in 2001, 2000 and 1999, respectively. The decrease in 2001 from 2000 is due primarily to lower capital expenditures which approximated $9,423 in 2001 in comparison to $13,170 in 2000. In May 2001, the Corporation sold the net assets, excluding primarily trade receivables and payables, of its small feed roll business in England for approximately $1,060. In March 2000, the Corporation sold the small roll division of Davy, excluding accounts receivable, for approximately $1,761. Also in March 2000, the Corporation sold the remaining discontinued operation property, which it carried as an investment, for its book value of approximately $1,300. The reduction in 2000 from 1999 is mainly attributable to the acquisition of Davy in 1999 for $24,165 in comparison to the acquisition of a small manufacturer of heat transfer rolls in 2000 for approximately $2,462, which includes payoff of debt assumed. As of December 31, 2001, future capital expenditures totaling $3,835 have been approved. Funds on hand, funds generated from future operations and available lines of credit are expected to be sufficient to finance capital expenditure requirements.

Net cash outflows used in financing activities in 2001, 2000 and 1999 include quarterly dividends of $0.10 per common share and proceeds received from the sale of stock under the stock option plan. At December 31, 2000, the Corporation had short-term borrowings outstanding of $2,000, which were repaid on January 2, 2001. During 1999, proceeds were received from the issuance of Industrial Revenue Bonds which were used to finance capital expenditures of the heat exchange coil business.

As a result of all of the above, cash and cash equivalents decreased by $4,347 in 2001 and ended the year at $13,514 in comparison to $17,861 at December 31, 2000 and $16,323 at December 31, 1999. The Corporation maintains short-term lines of credit in excess of the cash needs of its businesses. The total available at December 31, 2001 was approximately $4,800.

The Corporation is currently performing certain remedial actions in connection with the sale of real estate previously owned by discontinued operations and has been named a Potentially Responsible Party at one third-party site used by a division which was previously sold. The Corporation has accrued the estimated cost of remediation. While it is not possible to quantify with certainty the potential cost of actions regarding environmental matters, particularly any future remediation and other compliance efforts, in the opinion of management, compliance with the present environmental protection laws and the potential liability for all environmental proceedings will not have a material adverse effect on the financial condition, results of operations or liquidity of the Corporation (see Note 15 to Consolidated Financial Statements).

The nature and scope of the Corporation's business brings it into regular contact with a variety of persons, businesses and government agencies in the ordinary course of business. Consequently, the Corporation and its subsidiaries from time to time are named in various legal actions. The Corporation does not anticipate that its financial condition, results of operations or liquidity will be materially affected by the costs of known, pending or threatened litigation (see Note 14 to Consolidated Financial Statements).

Market Risk

The Corporation views its primary market risk exposures to relate to changes in foreign currency exchange rates and changes in commodity prices. To manage certain foreign exchange exposures, the Corporation's policy is to hedge a portion of its foreign currency denominated sales and receivables - primarily U.S. sales denominated in the euro and the British pound sterling and foreign sales denominated in the U.S. dollar and the euro.

                      ampco pittsburgh 2001 annual report                      7

Results of Operations
-------------------------------------------------------------------------------

Although further strengthening of the U.S. dollar could result in a lower volume of exports from the U.S. and reduced margins, it is expected that exports for the Corporation's foreign operations would increase and gross margins would improve. Accordingly, a 10% strengthening of the U.S. dollar is not expected to have a significant effect on the Corporation's consolidated financial statements.

To reduce the effect of price changes for certain of its raw materials, the Corporation enters into futures contracts for a particular commodity and purchases a portion of its alloys in advance. Based on estimated annual purchases, a 10% fluctuation in commodity prices would have less than a $1,500 impact (see Note 10 to Consolidated Financial Statements).

Effects of Inflation

While inflationary and market pressures on costs are likely to be experienced in 2002, it is anticipated that ongoing improvements in manufacturing efficiencies and cost savings efforts will mitigate the effects of inflation on 2002 operating income.

Critical Accounting Policies

In response to the SEC's Release No. 33-8040, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies," the Corporation identified the most critical accounting policies that are important to the presentation of the Corporation's financial condition and results of operations and involve the most complex or subjective assessments. The most critical accounting policies relate to accounting for pension and other postretirement benefits.

Accounting for pensions and other postretirement benefits involves estimating the cost of benefits to be provided well into the future and attributing that cost over the time period each employee works. To accomplish this, extensive use is made of assumptions about inflation, investment returns, mortality, turnover and discount rates. The Corporation believes that the amounts recorded in the accompanying financial statements related to pension and other postretirement benefits are based on appropriate assumptions although actual outcomes could differ (see Note 7 to the Consolidated Financial Statements).

Recently Issued Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations completed after June 30, 2001. SFAS No. 141 also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill.

SFAS No. 142 will require that goodwill no longer be amortized, but instead tested for impairment at least annually. SFAS No. 142 will also require recognized intangible assets to be amortized over their respective estimated useful lives and reviewed for impairment. Any recognized intangible asset determined to have an indefinite useful life will not be amortized, but instead tested for impairment until its life is determined to no longer be indefinite.

The Corporation is required to adopt the provisions of SFAS No. 141 and SFAS No. 142 on January 1, 2002. Under the provisions of SFAS No. 141, the Corporation will evaluate its existing intangible assets and goodwill and make necessary reclassifications, if any, to conform to the new separation requirements. Upon adoption of SFAS No. 142, the Corporation will be required to reassess the useful lives and residual values of its intangible assets and make any necessary adjustment to the amortization periods by March 31, 2002.

Although the Corporation is continuing to evaluate the impact of the new accounting standards on existing goodwill and other intangible assets, it is estimated that approximately $4,500 of goodwill will be written off in the first quarter of 2002, specific to the Plastics Processing Machinery segment. In addition, as required under SFAS No. 142, amortization of goodwill will cease which has approximated $297 in prior years.

In June 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations," which is effective for the Corporation January 1, 2003. SFAS No. 143 establishes standards for accounting for obligations associated with the retirement of tangible long-lived assets. In addition, in August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which is effective for the Corporation January 1, 2002. SFAS No. 144 requires that long-lived assets be measured at the lower of carrying amount or fair value, less cost to sell, whether reported in continuing operations or in discontinued operations. Adoption of SFAS No. 143 and 144 is not expected to have a significant impact on the financial condition and results of operations of the Corporation.

8                     ampco pittsburgh 2001 annual report

                                                   Consolidated Balance Sheets
------------------------------------------------------------------------------

                                                                                                      December 31,
 (in thousands)                                                                                    2001           2000
------------------------------------------------------------------------------------------------------------------------
Assets
  Current assets:
    Cash and cash equivalents..................................................................  $  13,514      $ 17,861
    Receivables, less allowance for doubtful accounts
      of $1,451 in 2001 and $627 in 2000.......................................................     45,506        49,181
    Inventories................................................................................     47,278        48,011
    Other......................................................................................      8,374         5,702
                                                                                                 ---------      --------
     Total current assets......................................................................    114,672       120,755
  Property, plant and equipment, at cost:
    Land and land improvements.................................................................      4,995         5,651
    Buildings..................................................................................     28,922        31,476
    Machinery and equipment....................................................................    140,975       142,662
                                                                                                 ---------      --------
                                                                                                   174,892       179,789
    Accumulated depreciation...................................................................    (88,658)      (86,350)
                                                                                                 ---------      --------
     Net property, plant and equipment.........................................................     86,234        93,439
  Prepaid pensions.............................................................................     27,528        17,196
  Other noncurrent assets......................................................................     13,137        13,074
                                                                                                 ---------      --------
                                                                                                 $ 241,571      $244,464
                                                                                                 =========      ========
Liabilities and Shareholders' Equity
  Current liabilities:
     Current portion of long-term debt.........................................................  $   1,350      $     --
     Short-term borrowings.....................................................................         --         2,000
     Accounts payable..........................................................................     13,739        13,780
     Accrued payrolls and employee benefits....................................................      7,597         8,333
     Other.....................................................................................     12,438        10,507
                                                                                                 ---------      --------
       Total current liabilities...............................................................     35,124        34,620
  Employee benefit obligations.................................................................     16,951        16,310
  Industrial Revenue Bond debt.................................................................     13,311        14,661
  Deferred income taxes........................................................................     18,404        15,817
  Other noncurrent liabilities.................................................................        374           579
                                                                                                 ---------      --------
       Total liabilities.......................................................................     84,164        81,987
                                                                                                 ---------      --------
  Shareholders' Equity:
    Preference stock-no par value;
     authorized 3,000 shares; none issued......................................................         --            --
    Common stock--par value $1; authorized -
     20,000 shares; issued and outstanding -
     9,609 shares in 2001, 9,608 shares in 2000................................................      9,609         9,608
    Additional paid-in capital.................................................................    102,791       102,776
    Retained earnings..........................................................................     47,560        52,385
                                                                                                    (2,553)       (2,292)
    Accumulated other comprehensive loss.......................................................  ---------      --------
                                                                                                   157,407       162,477
                                                                                                 ---------      --------
     Total shareholders' equity................................................................  $ 241,571      $244,464
                                                                                                 =========      ========


                See Notes to Consolidated Financial Statements.

                      ampco pittsburgh 2001 annual report

Consolidated Statements of Operations
--------------------------------------------------------------------------------

                                                                                    For The Year Ended December 31,
(in thousands, except per share amounts)                                           2001             2000             1999
---------------------------------------------------------------------------------------------------------------------------
Net sales.....................................................................   $219,167         $228,028         $214,157
                                                                                 --------         --------         --------
Operating costs and expenses:
 Costs of products sold (excluding depreciation)..............................    169,842          167,785          152,900
 Selling and administrative...................................................     32,960           30,733           30,813
 Depreciation.................................................................      7,747            7,425            7,631
 Restructuring charges........................................................      7,280               --               --
                                                                                 --------         --------         --------
                                                                                  217,829          205,943          191,344
                                                                                 --------         --------         --------
Income from operations........................................................      1,338           22,085           22,813
                                                                                 --------         --------         --------
Other income (expense):
 Interest expense.............................................................       (659)            (922)            (743)
 Other -- net.................................................................       (576)             779              620
                                                                                 --------         --------         --------
                                                                                   (1,235)            (143)            (123)
                                                                                 --------         --------         --------
Income before income taxes....................................................        103           21,942           22,690
Income taxes..................................................................      1,086            5,750            7,546
Net (loss) income.............................................................   $   (983)        $ 16,192         $ 15,144
                                                                                 ========         ========         ========
Basic and diluted earnings per common share...................................   $  (0.10)        $   1.68         $   1.58
Weighted average number of common shares outstanding..........................      9,605            9,601            9,586

-------------------------------------------------------------------------------


Consolidated Statements of Shareholders' Equity
-------------------------------------------------------------------------------

                                                        Common Stock
                                                   -----------------------
                                                               Additional                   Accumulated Other
                                                    Stated      Paid-in       Retained        Comprehensive
(in thousands, except per share amounts)            Capital     Capital       Earnings        Income (Loss)         Total
-------------------------------------------------------------------------------------------------------------------------
Balance January 1, 1999.............................  $9,583      $102,551      $28,725            $ 1,440       $142,299
Comprehensive income:
 Net income 1999....................................                             15,144                            15,144
 Other comprehensive loss...........................                                                (1,113)        (1,113)
                                                                                                                 --------
  Comprehensive income..............................                                                               14,031
Issuance of common stock............................      12           113                                            125
Cash dividends ($0.40 per share)....................                             (3,835)                           (3,835)
                                                      ------      --------      -------            -------       --------
Balance December 31, 1999...........................   9,595       102,664       40,034                327        152,620
Comprehensive income:
 Net income 2000....................................                             16,192                            16,192
 Other comprehensive loss...........................                                                (2,619)        (2,619)
                                                                                                                 --------
  Comprehensive income..............................                                                               13,573
Issuance of common stock............................      13           112                                            125
Cash dividends ($0.40 per share)....................                             (3,841)                           (3,841)
                                                      ------      --------      -------            -------       --------
Balance December 31, 2000...........................   9,608       102,776       52,385             (2,292)       162,477
Comprehensive loss:
 Net loss 2001......................................                               (983)                             (983)
 Other comprehensive loss...........................                                                  (261)          (261)
                                                                                                                 --------
  Comprehensive loss................................                                                               (1,244)
Issuance of common stock............................       1            15                                             16
Cash dividends ($0.40 per share)....................                             (3,842)                           (3,842)
                                                      ------      --------      -------            -------       --------
Balance December 31, 2001...........................  $9,609      $102,791      $47,560            $(2,553)      $157,407
                                                      ======      ========      =======            =======       ========

-------------------------------------------------------------------------------

                See Notes to Consolidated Financial Statements.

                      ampco pittsburgh 2001 annual report

                                            Consolidated Statements of Cash Flow
--------------------------------------------------------------------------------

                                                                                        For The Year Ended December 31,
(in thousands)                                                                          2001         2000          1999
-------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
 Net (loss) income...............................................................     $  (983)     $ 16,192      $ 15,144
 Adjustments to reconcile net (loss) income to net cash flows from operating activities:
  Depreciation...................................................................       7,747         7,425         7,631
  Deferred income taxes..........................................................       2,013         2,215         1,757
  Prepaid pensions...............................................................      (3,889)       (2,517)         (794)
  Provision for restructuring charges............................................       7,280            --            --
  Provisions for bad debts and inventory writedowns..............................       2,090           384           296
  Other -- net...................................................................         216           310           312
  Changes in assets/liabilities, net of effects from
  business acquisitions and divestitures:
    Receivables..................................................................         153           263        (4,515)
    Inventories..................................................................      (1,111)       (3,307)          (53)
    Other assets.................................................................      (1,350)       (2,697)       (1,190)
    Accounts payable.............................................................       2,605            77         2,431
    Accrued payrolls and employee benefits.......................................        (491)         (628)          163
    Other liabilities............................................................      (4,387)       (1,921)       (1,214)
                                                                                      -------      --------      --------
 Net cash flows from operating activities........................................       9,893        15,796        19,968
                                                                                      -------      --------      --------
Cash flows from investing activities:
 Purchases of property, plant and equipment......................................      (9,423)      (13,170)      (11,749)
 Proceeds from sale of business..................................................       1,060         1,761            --
 Use of unexpended Industrial Revenue Bond proceeds..............................          --            --           504
 Business acquisitions...........................................................          --        (2,462)      (24,165)
 Proceeds from sale of investments...............................................          --         1,297            --
 Other...........................................................................         157           408           422
                                                                                      -------      --------      --------
 Net cash flows used in investing activities.....................................      (8,206)      (12,166)      (34,988)
                                                                                      -------      --------      --------
Cash flows from financing activities:
 Dividends paid..................................................................      (3,842)       (3,841)       (3,835)
 (Repayment of) proceeds from short-term borrowings..............................      (2,000)        2,000            --
 Proceeds from the issuance of common stock......................................          16           125           125
 Proceeds from Industrial Revenue Bonds..........................................          --            --         2,075
                                                                                      -------      --------      --------
 Net cash flows used in financing activities.....................................      (5,826)       (1,716)       (1,635)
                                                                                      -------      --------      --------

Effect of exchange rate changes on cash and cash equivalents.....................        (208)         (376)         (130)
                                                                                      -------      --------      --------

Net (decrease) increase in cash and cash equivalents.............................      (4,347)        1,538       (16,785)
Cash and cash equivalents at beginning of year...................................      17,861        16,323        33,108
                                                                                      -------      --------      --------
Cash and cash equivalents at end of year.........................................     $13,514      $ 17,861      $ 16,323
                                                                                      =======      ========      ========
Supplemental information:
Income tax payments..............................................................     $   983      $  4,665      $  6,127
Interest payments................................................................         643           917           731

Supplemental non-cash information:
 Recognition of funding surplus (Note 7).........................................     $ 6,435            --            --
-------------------------------------------------------------------------------------------------------------------------

                See Notes to Consolidated Financial Statements.

                      ampco pittsburgh 2001 annual report                     11

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

(in thousands, except share and per share amounts)

Description of Business

Ampco-Pittsburgh Corporation (the Corporation) is in three business segments that manufacture and sell primarily custom-engineered equipment. The Forged and Cast Rolls segment which consists of Union Electric Steel and Davy Roll located in England, manufactures and sells forged hardened steel rolls and cast rolls (iron and steel) to the metals industry. The Air and Liquid Processing segment consists of Aerofin--heat exchange coils, Buffalo Air Handling--air handling systems, and Buffalo Pumps--centrifugal pumps, all of which sell to a variety of commercial and industrial users. The Plastics Processing Machinery segment manufacturers and sells, through New Castle Industries, feed screws, barrels, chill rolls and heat transfer rolls principally to the plastics processing and machinery industry.

Note 1--Accounting Policies:
--------------------------------------------------------------------------------

The Corporation's accounting policies conform to accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. A summary of the significant accounting policies followed by the Corporation is presented below. Certain amounts for preceding periods have been reclassified for comparability with the 2001 presentation.

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

Inventories

Inventories are valued at cost, which is lower than market. Cost of domestic raw materials, work-in-process and finished goods inventories is primarily determined by the last-in, first-out (LIFO) method. Cost of domestic supplies and foreign inventories is primarily determined by the first-in, first-out method.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost with depreciation computed using the straight-line method over the following estimated useful lives: land improvements--15 to 20 years, buildings--25 to 50 years and machinery and equipment--5 to 25 years. Expenditures that extend economic useful lives are capitalized. Routine maintenance is charged to operating results. Gains or losses are recognized on retirements or disposals. Property, plant and equipment are reviewed for impairment whenever events or circumstances indicate the carrying amount may not be recoverable.

Revenue Recognition

Revenue from sales is recognized when title to the product passes to the customer, which is generally when goods are shipped. Amounts billed to the customer for shipping and handling are recorded within net sales and the related costs are recorded within costs of products sold.

Foreign Currency Translation

Assets and liabilities of the Corporation's foreign operations are translated at year-end exchange rates and the statements of operations are translated at the average exchange rates for the year. Gains or losses resulting from translating foreign currency financial statements are accumulated as a separate component of other comprehensive loss until the entity is sold or substantially liquidated. The foreign currency translation adjustments exclude income tax benefit since earnings of non-U.S. subsidiaries are deemed to be reinvested for an indefinite period of time.

Financial Instruments

As of January 1, 2001, Statement of Financial Accounting Standard (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended, became effective for the Corporation. The impact of adopting SFAS No. 133 did not have a material effect on the financial condition, results of operations or liquidity of the Corporation. SFAS No. 133 requires each derivative instrument to be recorded in the balance sheet as either an asset or a liability measured at its fair value. The accounting for changes in the fair value of a derivative will depend on the use of the derivative. To the extent that a derivative is effective as a cash flow hedge of an exposure to future changes in value, the change in fair value of the derivative is deferred in other comprehensive loss. Any portion considered to be ineffective is reported as a component of other income (expense) immediately. To the extent that a derivative is effective as a hedge of an exposure to changes in fair value, the change in the derivative's fair value will be offset in the statement of operations by the change in the fair value

12                    ampco pittsburgh 2001 annual report

                                      Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

of the item being hedged and is recorded as a component of other income (expense). Prior to the adoption of SFAS No. 133, gains and losses were deferred and recognized as adjustments to the bases of the underlying assets. The Corporation does not enter into derivative transactions for speculative purposes and, therefore, holds no derivative instruments for trading purposes.

Since the issuance of SFAS No. 133, the Financial Accounting Standards Board, through its Derivative Implementation Group, continues to issue additional requirements. The Corporation continues to evaluate the impact of these issues and additional requirements.

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

Earnings Per Share

Basic earnings per share is computed by dividing net (loss) income by the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share is similar to basic earnings per share except that the denominator is increased to include the dilutive effect of the net additional common shares that would have been outstanding assuming exercise of outstanding stock options, calculated using the treasury stock method. The weighted average number of common shares outstanding assuming exercise of the stock options was 9,622,936 and 9,620,469 common shares for 2001 and 2000, respectively.

Recently Issued Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations completed after June 30, 2001. SFAS No. 141 also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill.

SFAS No. 142 will require that goodwill no longer be amortized, but instead tested for impairment at least annually. SFAS No. 142 will also require recognized intangible assets to be amortized over their respective estimated useful lives and reviewed for impairment. Any recognized intangible asset determined to have an indefinite useful life will not be amortized, but instead tested for impairment until its life is determined to no longer be indefinite.

The Corporation is required to adopt the provisions of SFAS No. 141 and SFAS No. 142 on January 1, 2002. Under the provisions of SFAS No. 141, the Corporation will evaluate its existing intangible assets and goodwill and make necessary reclassifications, if any, to conform to the new separation requirements. Upon adoption of SFAS No. 142, the Corporation will be required to reassess the useful lives and residual values of its intangible assets and make any necessary adjustment to the amortization periods by March 31, 2002.

Although the Corporation is continuing to evaluate the impact of the new accounting standards on existing goodwill and other intangible assets, it is estimated that approximately $4,500 of goodwill will be written off in the first quarter of 2002, specific to the Plastics Processing Machinery segment. In addition, as required under SFAS No. 142, amortization of goodwill will cease which has approximated $297 in prior years.

In June 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations," which is effective for the Corporation January 1, 2003. SFAS No. 143 establishes standards for accounting for obligations associated with the retirement of tangible long-lived assets. In addition, in August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which is effective for the Corporation January 1, 2002. SFAS No. 144 requires that long-lived assets be measured at the lower of carrying amount or fair value, less cost to sell, whether reported in continuing operations or in discontinued operations. Adoption of SFAS No. 143 and 144 is not expected to have a significant impact on the financial condition and results of operations of the Corporation.

                      ampco pittsburgh 2001 annual report                     13

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 2 - Restructurings:
--------------------------------------------------------------------------------

In 2001, the Corporation undertook a review of its global roll-making capacity. As a result, in March 2001, the Corporation recorded a pre-tax charge of $6,920 for restructuring costs associated with the permanent closure of its forged steel roll plant in Belgium and, in May 2001, recorded a pre-tax charge of $360 related to a workforce reduction at its cast roll facility in England. Of these charges, approximately $3,860 was for employee severance and pension-related costs for approximately 96 employees, $2,120 for costs associated with the disposition of assets, $800 for the release of foreign currency translation adjustments recorded within accumulated other comprehensive loss, and $500 for various other costs. As of December 31, 2001, outstanding costs associated with the restructurings approximate $2,705 and is for employee severance and pension-related costs of $1,789, costs associated with the disposition of the remaining assets of $571 and various other costs of $345. The pension-related costs are included in employee benefit obligations in the balance sheet and the remaining costs, which are expected to be paid in 2002, are included in other current liabilities.

Note 3--Acquisitions/Divestitures:
--------------------------------------------------------------------------------

On August 2, 1999, the Corporation acquired the stock of The Davy Roll Company and two smaller companies, (collectively "Davy") for approximately $24,000 of which approximately $300 was subsequently returned to the Corporation in 2000 by the seller based on the balance sheet of Davy as of the date of the acquisition. The consolidated financial statements include the results of operations of Davy from August 2, 1999. In March 2000, the Corporation sold the net assets, excluding primarily trade receivables, of the small roll division of Davy for its net book value of approximately $1,761. In May 2001, the Corporation sold the net assets, excluding primarily trade receivables and payables, of its small feed roll business in England for approximately $1,060. A loss of approximately $152, which has been revised and includes various post-closing adjustments, was recognized and relates primarily to the release of foreign currency translation losses previously recorded as a component of accumulated other comprehensive loss.

On October 27, 2000, the Corporation purchased the outstanding stock of a company which manufactures heat transfer rolls for approximately $2,462, which includes payoff of debt assumed. The company complements the Plastics Processing Machinery segment.

The acquisitions were accounted for as purchase transactions in accordance with APB. No. 16, "Business Combinations".

Note 4--Inventories:
--------------------------------------------------------------------------------

                                                       2001             2000
--------------------------------------------------------------------------------
Raw materials......................................   $14,853          $12,315
Work-in-process....................................    20,915           26,422
Finished goods.....................................     6,699            4,383
Supplies...........................................     4,811            4,891
                                                      -------          -------
                                                      $47,278          $48,011
                                                      -------          -------

--------------------------------------------------------------------------------

The carrying amount of inventories valued on the LIFO method approximates current cost at December 31, 2001 and 2000. Approximately 73% and 64% of the inventory was valued using the LIFO method in 2001 and 2000, respectively.

Note 5--Borrowing Arrangements:
--------------------------------------------------------------------------------

The Corporation maintains short-term lines of credit of approximately $4,800. No amounts were outstanding under these lines of credit as of December 31, 2001 and 2000. However the Corporation had $2,000 of short-term borrowings outstanding as of December 31, 2000, which were repaid January 2, 2001.

As of December 31, 2001 and 2000, the Corporation had the following Industrial Revenue Bonds (IRBs) outstanding: (1) $1,350 tax-exempt IRB maturing in 2002, interest at a floating rate that averaged 2.91% during the current year; (2) $4,120 tax-exempt IRB maturing in 2020, interest at a floating rate which averaged 2.85% during the current year; (3) $7,116 taxable IRB maturing in 2027, interest at a floating rate which averaged 4.16% during the current year and (4) $2,075 tax-exempt IRB maturing in 2029, interest at a floating rate which averaged 2.85% during the current year. The IRBs are secured by letters of credit of equivalent amounts and require, among other things, maintenance of a minimum net worth. The Corporation was in compliance with the applicable bank covenants as of December 31, 2001.

Note 6--Other Current Liabilities:
--------------------------------------------------------------------------------

                                                         2001            2000
--------------------------------------------------------------------------------
Customer related liabilities                           $ 3,848         $ 4,364
Restructuring liabilities                                1,830              --
Other                                                    6,760           6,143
                                                       $12,438         $10,507
                                                       =======         =======
--------------------------------------------------------------------------------

14                    ampco pittsburgh 2001 annual report

                                      Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 7--Pension and Other Postretirement Benefits:
--------------------------------------------------------------------------------

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

During 2000, employees of Davy became participants in a newly created contributory defined benefit plan and prior thereto, were participants in the seller's plans. The actuarially determined amounts of assets and liabilities were determined in 2001 and transferred from the seller's plans to the new plan. The plan was determined to have a funding surplus of $6,435 as of the date of acquisition, which was recognized as a prepaid pension asset and a reduction to property, plant and equipment (as an adjustment to the bargain purchase originally recorded) by the same amount.

The Corporation also maintains a nonqualified defined benefit plan to provide supplemental retirement benefits for selected executives in addition to benefits provided under the Corporate sponsored pension plans. The Corporation contributed $300 in 2001 and $1,000 in 2000 to a grantor tax trust known as a "Rabbi" trust. The assets of the trust are subject to claims of the Corporation's creditors, but otherwise must be used only for purposes of providing benefits under the plan. The fair market value of the trust at December 31, 2001 and 2000, which is included in other noncurrent assets, was $4,429 and $4,308, respectively. Changes in the fair market value of the trust are recorded as a component of other comprehensive loss. For financial reporting purposes, the plan is treated as a non-funded pension plan. The accumulated benefit obligation for the plan at December 31, 2001 and 2000 was $4,740 and $4,388, respectively, and is included in employee benefit obligations.

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

                                                                            Foreign
                                                           U.S.             Pension             Other Post-
                                                     Pension Benefits      Benefits          retirement Benefits
                                                     ----------------      --------         ----------------------
Change in benefit obligation:                          2001        2000       2001             2001          2000
------------------------------------------------------------------------------------------------------------------
Benefit obligation at January 1...................   $94,563     $86,012    $16,602           $9,486       $ 9,016
Service cost......................................     1,759       1,534        859              117           106
Interest cost.....................................     6,771       6,452      1,090              634           667
Plan amendments...................................        --       1,343         --               --            --
Actuarial loss (gain).............................      (129)      3,996      2,774             (477)          390
Participant contributions.........................        --          --        315              298           312
Benefits paid from plan assets....................    (4,720)     (4,650)      (603)              --            --
Benefits paid by Corporation......................      (124)       (124)        --             (887)       (1,005)
                                                     -------     -------    -------           ------       -------
Benefit obligation at December 31.................   $98,120     $94,563    $21,037           $9,171       $ 9,486
                                                     =======     =======    =======           ======       =======
--------------------------------------------------------------------------------------------------------------------

                      ampco pittsburgh 2001 annual report

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

                                                                                         Foreign
                                                                  U.S.                   Pension                Other Post-
                                                             Pension Benefits            Benefits           retirement Benefits
                                                             ----------------            --------         -----------------------
Change in plan assets:                                     2001            2000            2001            2001            2000
---------------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets  at January 1............      $143,481        $141,112         $22,095         $    --         $    --
Actual return on plan assets.......................        (7,479)          7,019          (3,273)             --              --
Corporate contributions............................           124             124              68             589             693
Participant contributions..........................            --              --             315             298             312
Gross benefits paid................................        (4,844)         (4,774)           (603)           (887)         (1,005)
                                                         --------        --------         -------         -------         -------
Fair value of plan assets at December 31 ..........      $131,282        $143,481         $18,602         $    --         $    --
                                                         ========        ========         =======         =======         =======
Funded status of the plans.........................      $ 33,162        $ 48,918         $(2,435)        $(9,171)        $(9,486)
Unrecognized actuarial (gain) loss.................       (20,968)        (39,594)          9,811             384             860
Unamortized prior service cost (benefit)...........         3,203           3,464              --          (2,988)         (3,604)
Unrecognized net transition obligation.............            15              20              --              --              --
Accrued benefit cost...............................         4,740           4,388              --          11,775          12,230
                                                         --------        --------         -------         -------         -------
Prepaid benefit cost...............................      $ 20,152        $ 17,196         $ 7,376         $    --         $    --
                                                         ========        ========         =======         =======         =======
----------------------------------------------------------------------------------------------------------------------------------

Net periodic pension and other postretirement benefit costs include the following components:

                                                                                         Foreign
                                                               U.S.                      Pension             Other Post-
                                                          Pension Benefits               Benefits        retirement Benefits
                                                          ----------------               --------        -------------------
                                                     2001          2000          1999       2001       2001     2000     1999
------------------------------------------------------------------------------------------------------------------------------
Service cost...................................  $  1,759       $ 1,534        $ 1,662     $ 2,002     $  117   $ 106  $  110
Interest cost..................................     6,771         6,452          6,090       2,441        634     667     584
Expected return on plan assets.................   (10,642)       (9,718)        (8,375)     (3,963)        --      --      --
Amortization of prior
 service cost (benefit)........................       325           228            188          --       (614)   (614)   (615)
Actuarial (gain) loss..........................      (654)         (501)           160          (8)        (2)     21       6
                                                 --------       -------        -------     -------     ------   -----  ------
Net benefit (income) cost......................  $ (2,441)      $(2,005)       $  (275)    $   472     $  135   $ 180  $   85
                                                 ========       =======        =======     =======     ======   =====  ======
Assumptions as of December 31:
Discount rate..................................      7.25%         7.25%          7.50%       6.25%      7.25%    7.25%  7.50%
Expected long-term rate of
 return on plan assets.........................      8.50%         8.50%          8.50%       7.50%        --       --     --
Rate of increases in compensation..............      3.00%         3.00%          3.00%       2.80%        --       --     --
------------------------------------------------------------------------------------------------------------------------------------

The assumed health care cost trend rate at December 31, 2001 for other postretirement benefits is 6.50% for 2002, gradually decreasing to 5.25%. A one percentage point increase or decrease in the assumed health care cost trend rate would change the postretirement benefit obligation at December 31, 2001 and the annual benefit expense for 2001 by approximately $700 and $75, respectively.

Note 8--Authorized and Issued Shares:
--------------------------------------------------------------------------------

Under the Corporation's Shareholder Rights Plan, each outstanding share of common stock carries one Preference Share Purchase Right (a Right). The Rights are designed to assure that all shareholders receive equal treatment in the event of a potential acquisition of the Corporation or a change in control. Under certain circumstances, each Right entitles the shareholder to ampco pittsburgh 2001 annual report

                                      Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

buy 1/100 of a share of Series A Preference Stock at a $45.00 exercise price. The Rights are exercisable only if a party acquires, or commences a tender offer to acquire, beneficial ownership of 20% or more of the Corporation's common stock without the approval of the independent directors on the Corporation's Board of Directors.

After the Rights become exercisable, if anyone acquires 30% or more of the Corporation's stock or assets, merges into the Corporation or engages in certain other transactions, each Right may be used to purchase shares of the Corporation's common stock (or, under certain conditions, the acquirer's common stock) worth twice the exercise price. The Corporation may redeem the Rights, which expire in November 2008, for one cent per Right under certain circumstances. At December 31, 2001, there are 3,000,000 shares of unissued preference stock, of which 150,000 shares have been designated as Series A Preference Stock for issuance in connection with these Rights.

Note 9--Stock Option Plan:
--------------------------------------------------------------------------------

Under the terms of the 1997 Stock Option Plan, as amended, options may be granted to selected employees to purchase, in the aggregate, up to 600,000 shares of the common stock of the Corporation. Options may be either incentive or non-qualified and are subject to terms and conditions, including exercise price and timing of exercise, as determined by the Stock Option Committee of the Board of Directors. The options vest at date of grant and have a ten-year life. To date, options have been granted at an exercise price equivalent to the market price on the date of grant.

Stock option activity during 1999-2001 is as follows:

                                                  Number of                                 Weighted Avg.
                                                   Options          Exercise Price          Exercise Price
----------------------------------------------------------------------------------------------------------
Balance at January 1, 1999.....................    277,500              $10.00                  $10.00
                                                                                                ======
Exercised during 1999..........................    (12,500)              10.00
                                                   -------
Balance at December 31, 1999...................    265,000                                      $10.00
                                                                                                ======
Granted during 2000............................    277,500               10.82

Exercised during 2000..........................    (12,500)              10.00
                                                   -------
Balance at December 31, 2000...................    530,000                                      $10.43
                                                                                                ======
Exercised during 2001..........................     (1,400)              10.81
                                                   -------
Balance at December 31, 2001...................    528,600                                      $10.43
                                                   =======                                      ======
----------------------------------------------------------------------------------------------------------

Stock options outstanding and exerciseable as of December 31, 2001 are as follows:

                         Weighted average                Weighted average
      Shares              exercise price              remaining contractual
   under option              per share                    life in years
----------------------------------------------------------------------------------
     252,500                  $10.00                          7.0
     271,100                   10.81                          8.3
       5,000                   11.13                          9.0
     -------                  ------                          ---
     528,600                  $10.43                          7.7
     =======                  ======                          ===

The weighted average fair value of the options granted in April 2000 and December 2000, estimated on the date of grant using the Black-Scholes option-pricing model, was $3.08 and $2.94, respectively, based on the following assumptions: dividend yield of 3.7% and 3.6%, expected volatility of 33.9% and 32.9%, risk-free interest rate of 6.4% and 5.3%, respectively, and an expected option life of 5 years.

Had compensation cost been determined based on the fair value of the options at the grant date consistent with SFAS No. 123, "Accounting for Stock Based Compensation", net income and basic and diluted earnings per common share would have been $15,636 and $1.63, respectively, for 2000, and no impact on 2001 or 1999.

Note 10--Financial Instruments:
--------------------------------------------------------------------------------

Forward Foreign Exchange and Futures Contracts

Certain of the Corporation's operations are subject to risk from exchange rate fluctuations in connection with sales contracts in foreign currencies. To minimize this risk, forward foreign exchange contracts are purchased

                     ampco pittsburgh 2001 annual report                      17

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

which are designated as fair value hedges in accordance with SFAS No. 133. In addition, one of the Corporation's subsidiaries is subject to risk from increases in the price of a commodity used in the production of inventory. To minimize this risk, futures contracts are entered into which are designated as cash flow hedges in accordance with SFAS No. 133. At December 31, 2001, approximately 90% of anticipated commodity purchases over the next 15 months are hedged. The fair value and change in the fair value of these forward foreign exchange and futures contracts are not material to the balance sheet as of December 31, 2001 or the statement of operations for the year ended December 31, 2001.

Fair Value of Financial Instruments

The fair market value of forward foreign exchange contracts is determined based on the fair value of similar contracts with similar terms and remaining maturities. The fair value of futures contracts is based on market quotations. The fair value of other financial instruments classified as current assets or current liabilities approximates their carrying values due to the short-term maturity of these instruments. The fair value of the floating rate IRB debt approximates its carrying value.

Note 11--Income Taxes:
--------------------------------------------------------------------------------

At December 31, 2001, the Corporation has foreign tax credit carryforwards of $382, which expire in 2005. In addition, foreign net operating loss carryforwards approximate $2,218, which carry forward indefinitely, and domestic net operating losses approximate $3,186, which will be carried back and utilized against prior years. A valuation allowance is provided when it is more likely than not that some or all of a deferred tax asset will not be realized.

The provision (benefit) for taxes on income consists of the following:

                                         2001             2000             1999
-------------------------------------------------------------------------------
Current:
 Federal............................  $(1,437)          $2,993           $5,010
 State..............................      500              542              358
 Foreign............................       10               --              421
                                      -------           ------           ------
                                         (927)           3,535            5,789
                                      -------           ------           ------
Deferred:
 Federal............................    2,141            2,335            1,772
 State..............................      262              408              242
 Foreign............................     (390)            (528)            (257)
                                      -------           ------           ------
                                        2,013            2,215            1,757
                                      -------           ------           ------
                                      $ 1,086           $5,750           $7,546
                                      =======           ======           ======
-------------------------------------------------------------------------------

Deferred tax assets and liabilities comprise the following:

                                                       2001            2000
------------------------------------------------------------------------------
Assets
Employment-related liabilities.....................  $  6,627        $  6,704
Liabilities related to discontinued
 operations and restructurings.....................     2,879           2,038
Net operating loss - foreign.......................       576              --
Other..............................................     1,758           1,771
                                                     --------        --------
Gross deferred tax assets..........................    11,840          10,513
Valuation allowance................................      (958)           (300)
                                                     --------        --------
                                                       10,882          10,213
                                                     --------        --------
Liabilities
Depreciation.......................................   (16,285)        (14,806)
Prepaid pensions...................................    (8,069)         (6,878)
Foreign deferred tax...............................        --            (390)
Other..............................................    (1,262)           (860)
                                                     --------        --------
Gross deferred tax liabilities.....................   (25,616)        (22,934)
                                                     --------        --------
Net deferred tax liability.........................  $(14,734)       $(12,721)
                                                     ========        ========
------------------------------------------------------------------------------

The difference between statutory U.S. federal income tax and the Corporation's effective income tax is as follows:

                                                   2001        2000       1999
-------------------------------------------------------------------------------
Computed at statutory rate..............         $   36     $ 7,680     $7,942
Foreign income taxes....................            101          24         18
State income taxes......................            325         352        390
Valuation allowance.....................            658         300         --
Foreign tax credits.....................             --      (1,307)        --
Federal tax credits.....................             --        (312)        --
Other permanent items - net.............            (34)       (987)      (804)
                                                 ------     -------     ------
                                                 $1,086     $ 5,750     $7,546
                                                 ======     =======     ======
-------------------------------------------------------------------------------

Note 12--Other Comprehensive (Loss) Income:
--------------------------------------------------------------------------------

Other comprehensive (loss) income includes changes in net assets from non-owner sources including, foreign currency translation adjustments, changes in the minimum pension liability, changes in fair value of derivatives and unrealized holding gains on securities.

The tax (benefit) expense associated with changes in the minimum pension liability was $(10), $(101) and $10, for 2001, 2000 and 1999 respectively. The tax benefit associated with the change in the fair value of derivatives was $(53) for 2001. The tax (benefit) expense associated with changes in the unrealized holding gains on securities was $(42), $73, and $72 for 2001, 2000 and 1999, respectively. The following table reflects the accumulated balances of other comprehensive (loss) income:

18                         ampco pittsburgh 2001 annual report

                                      Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

                                       Foreign Currency      Minimum                        Unrealized       Accumulated Other
                                         Translation         Pension                     Holding Gains on      Comprehensive
                                         Adjustments        Liability    Derivatives        Securities         (Loss) Income
-------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1999.........         $ 1,957            $(618)       $  --               $101               $ 1,440

Change during year.................          (1,264)              18           --                133                (1,113)
                                            -------            -----        -----               ----               -------
Balance at December 31, 1999.......             693             (600)          --                234                   327

Change during year.................          (2,566)            (188)          --                135                (2,619)
                                            -------            -----        -----               ----               -------
Balance at December 31, 2000.......          (1,873)            (788)          --                369                (2,292)

Change during year.................             (64)             (18)        (100)               (79)                 (261)
                                            -------            -----        -----               ----               -------
Balance at December 31, 2001.......         $(1,937)           $(806)       $(100)              $290               $(2,553)
                                            =======            =====        =====               ====               =======
-------------------------------------------------------------------------------------------------------------------------------

Note 13--Operating Leases:
--------------------------------------------------------------------------------

The Corporation leases certain factory and office space and certain production machinery and computer equipment. Operating lease payments were $1,130 in 2001, $1,171 in 2000 and $1,525 in 1999. Operating lease payments for subsequent years are $1,083 for 2002, $794 for 2003, $556 for 2004, $397 for 2005, and $64 for
2006.

Note 14--Litigation:
--------------------------------------------------------------------------------

The Corporation and one of its subsidiaries were defendants in a lawsuit filed in connection with the formation of a partnership which filed under Chapter 11 of the U.S. Bankruptcy Code in 1990. The trial court found in favor of the Corporation and its decision was upheld on appeal. This matter is now concluded.

In April 2001, Buffalo Air Handling Company (BAH) was joined as a defendant in a lawsuit. The plaintiff was seeking $3.8 million in compensatory damages in addition to punitive and treble damages. Another defendant had asserted a separate claim against BAH for indemnification. The case was mediated in the third quarter of 2001, and was settled. The Corporation incurred approximately $2,378 for litigation and settlement costs related to this case.

The Corporation is from time to time subject to routine litigation incidental to its business, including alleged exposure to asbestos-containing components in certain products. The Corporation believes it has appropriate insurance coverage and/or meritorious defenses and believes that the results of pending legal proceedings will not have a material adverse effect on the financial condition, results of operations or liquidity of the Corporation.

Note 15--Environmental Matters:
--------------------------------------------------------------------------------

The Corporation is currently performing certain remedial actions in connection with the sale of real estate previously owned by discontinued operations and has been named a Potentially Responsible Party at one third-party landfill site used by a division which was previously sold. In the second quarter of 2001, the Corporation recorded an additional $550 for costs estimated to be incurred with respect to the remediation of real estate previously owned by a discontinued business. As of December 31, 2001 and 2000, other liabilities include anticipated costs of likely remediation and other related actions, which are not material to the balance sheet.

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

Note 16--Business Segments:
--------------------------------------------------------------------------------

The Corporation organizes its business into three operating segments. The accounting policies are the same as those described in Note 1. The Corporation evaluates the performance of its segments based on income from operations after allocating corporate expenses based on a sales, property, and payroll formula.

Summarized financial information concerning the Corporation's reportable segments is shown in the following tables. Corporate assets included under Identifiable Assets represent cash and cash equivalents, deferred tax assets, prepaid pensions and other items not allocated to reportable segments. Long-lived assets exclude deferred tax assets.

                      ampco pittsburgh 2001 annual report                     19

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

                                                            Net Sales                 Income (Loss) Before Taxes
                                                            ---------                -----------------------------
                                                    2001       2000       1999        2001        2000      1999
------------------------------------------------------------------------------------------------------------------
Forged and Cast Rolls/(1)/............            $ 96,879   $113,134   $104,655    $(6,934)    $10,949    $12,502
Air and Liquid Processing/(2)/........              94,964     80,266     73,631      9,134       8,982      7,635
Plastics Processing Machinery.........              27,324     34,628     35,871       (862)      2,154      2,676
                                                  --------   --------   --------    -------     -------    -------
Total Reportable Segments.............             219,167    228,028    214,157      1,338      22,085     22,813
Other income (expense)................                  --         --         --     (1,235)       (143)      (123)
                                                  --------   --------   --------    -------     -------    -------
Total.................................            $219,167   $228,028   $214,157    $   103     $21,942    $22,690
                                                  ========   ========   ========    =======     =======    =======
------------------------------------------------------------------------------------------------------------------

                                              Capital Expenditures        Depreciation Expense          Identifiable Assets
                                           --------------------------   ------------------------   ------------------------------
                                             2001      2000      1999     2001     2000     1999       2001       2000       1999
---------------------------------------------------------------------------------------------------------------------------------
Forged and Cast Rolls................      $6,334   $ 7,947   $ 6,712   $4,379   $4,351   $4,803   $121,037   $124,568   $126,057
Air and Liquid Processing............       2,005     2,684     3,341    1,756    1,633    1,475     48,776     46,994     42,599
Plastics Processing Machinery........       1,006     2,487     1,669    1,573    1,409    1,320     27,858     31,762     27,558
Corporate............................          78        52        27       39       32       33     43,900     41,140     39,594
                                           ------   -------   -------   ------   ------   ------   --------   --------   --------
Total................................      $9,423   $13,170   $11,749   $7,747   $7,425   $7,631   $241,571   $244,464   $235,808
                                           ======   =======   =======   ======   ======   ======   ========   ========   ========
---------------------------------------------------------------------------------------------------------------------------------

                                    Net Sales/(3)/                    Long-Lived Assets             Income (Loss) Before Taxes
                                    --------------                    -----------------            ----------------------------
                             2001        2000        1999        2001        2000        1999       2001       2000       1999
-------------------------------------------------------------------------------------------------------------------------------
Geographic Areas:
United States/(2)/......   $147,992    $152,887    $139,470    $117,010    $112,790    $104,629   $ 9,758    $22,092    $22,269
Foreign/(1)/............     71,175      75,141      74,687       9,663      10,691      12,397    (9,655)      (150)       421
                           --------    --------    --------    --------    --------    --------   -------    -------    -------
Total...................   $219,167    $228,028    $214,157    $126,673    $123,481    $117,026   $   103    $21,942    $22,690
                           ========    ========    ========    ========    ========    ========   =======    =======    =======
-------------------------------------------------------------------------------------------------------------------------------

(1) Income (loss) before taxes for 2001 was impacted by restructuring charges of $7,280.
(2) Income (loss) before taxes for 2001 was impacted by litigation costs of $2,378.
(3)  Net sales are attributed to countries based on location of customer.

20                    ampco pittsburgh 2001 annual report

                                               Quarterly Information - Unaudited
--------------------------------------------------------------------------------

(in thousands, except per share amounts)

                                                               First         Second        Third       Fourth
                                                              Quarter       Quarter       Quarter      Quarter        Year
                                                              -------       -------       -------      -------        ----
2001
--------------------------------------------------------------------------------------------------------------------------------
Net sales.................................................      $56,168       $56,621       $53,368      $53,010      $219,167
Gross profit/(1)/.........................................       13,396        12,265        11,905       11,759        49,325
(Loss) income from operations/(2)/........................       (3,562)          519         2,070        2,311         1,338
Net (loss) income.........................................       (2,700)         (784)        1,641          860          (983)
Basic and diluted earnings per common share 2000..........        (0.28)        (0.08)         0.17         0.09         (0.10)
--------------------------------------------------------------------------------------------------------------------------------

2000
--------------------------------------------------------------------------------------------------------------------------------
Net sales.................................................      $60,162       $57,981       $52,799      $57,086      $228,028
Gross profit/(1)/.........................................       16,558        15,291        14,298       14,096        60,243
Income from operations....................................        6,491         6,084         5,232        4,278        22,085
Net income/(3)/...........................................        4,165         4,032         3,300        4,695        16,192
Basic and diluted earnings per common share...............         0.43          0.42          0.34         0.49          1.68
--------------------------------------------------------------------------------------------------------------------------------

(1) Gross profit as used herein does not include a charge for depreciation.
(2) Income from operations was impacted by restructuring charges of $6,920 and $360 in the first and second quarters, respectively, as well as litigation costs of $117, $1,911 and $350 in the first, second and third quarters, respectively, in comparison to the same quarters in 2000.
(3) Utilization of foreign tax credits and reduction in the Corporation's overall tax provision primarily in the fourth quarter reduced its effective tax rate to 26.2% for the year.


                                                        Common Stock Information
--------------------------------------------------------------------------------

The shares of common stock of Ampco-Pittsburgh Corporation are traded on the New York Stock Exchange (symbol AP) and on the Philadelphia Stock Exchange. Cash dividends have been paid on common shares in every year since 1965.

                                         2001                                            2000
---------------------------------------------------------------------------------------------------------------
                                                     Dividends                                      Dividends
Quarter                High              Low         Declared          High              Low        Declared
-------                ----              ---         --------          ----              ---        --------
First............    $13.3125          $11.4500       $0.10          $12.9375          $10.0000       $0.10
Second...........     11.7500           10.3200        0.10           12.0000           10.1875        0.10
Third............     12.5100            8.9400        0.10           12.3750            9.8750        0.10
Fourth...........     10.7500            8.9000        0.10           12.1875            9.1875        0.10
                                                      -----                                           -----
Year.............     13.3125            8.9000       $0.40           12.9375            9.1875       $0.40
                                                      =====                                           =====
---------------------------------------------------------------------------------------------------------------

                      ampco pittsburgh 2001 annual report                     21

Five-Year Summary of Selected Financial Data
--------------------------------------------------------------------------------

(dollars, except per share amounts, and                                        Year Ended December 31,
shares outstanding in thousands)                             2001/(1)/       2000       1999/(2)/       1998       1997/(3)/
----------------------------------------------------------------------------------------------------------------------------
Net sales..................................................  $219,167      $228,028     $214,157      $190,086     $176,022
Income from operations.....................................     1,338        22,085       22,813        23,202       21,961
Net income (loss) from continuing operations...............      (983)       16,192       15,144        15,667       16,540
Total assets...............................................   241,571       244,464      235,808       211,811      196,845
Long-term obligations......................................    13,311        14,661       14,661        12,586       12,586
Shareholders' equity.......................................   157,407       162,477      152,620       142,299      129,416
Basic and diluted earnings per common share:
 Income (loss) from continuing operations..................     (0.10)         1.68         1.58          1.64         1.73
Cash dividends declared....................................      0.40          0.40         0.40          0.37         0.27
Shareholders' equity.......................................     16.38         16.92        15.91         14.86        13.51
Market price at year end...................................     10.75         12.00        10.13         10.88        19.56
Weighted average shares outstanding........................     9,605         9,601        9,586         9,578        9,578
Number of shareholders.....................................       929         1,027        1,138         1,226        1,312
Number of employees........................................     1,618         1,817        1,886         1,350        1,340
----------------------------------------------------------------------------------------------------------------------------

(1) Income for operations includes restructuring charges of $7,280 and litigation costs of $2,378.
(2)  Includes August 2, 1999 acquisition of Davy.
(3) Income from continuing operations for 1997 includes investment gains, net of tax of $2,268.

Report of Independent Accountants
--------------------------------------------------------------------------------

Deloitte
& Touche

To the Board of Directors and Shareholders of Ampco-Pittsburgh Corporation:

We have audited the accompanying consolidated balance sheets of Ampco-Pittsburgh Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001 set forth on pages 9 through 20. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.


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


In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Ampco-Pittsburgh Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
Pittsburgh, Pennsylvania
February 7, 2002

22                    ampco pittsburgh 2001 annual report

                                                          Directors and Officers
--------------------------------------------------------------------------------

Louis Berkman/(1)/

Director
Chairman of the Board
President, The Louis Berkman Company

Robert A. Paul/(1)/

Director
President and Chief Executive Officer

Ernest G. Siddons/(1)/

Director
Executive Vice President and
Chief Operating Officer

Leonard M. Carroll/(1)(2)(3)/

Director
Managing Director
Seneca Capital Management, Inc.

William D. Eberle/(2)(3)/

Director
Private Investor

Laurence E. Paul

Director
Vice President, The Louis Berkman Company

Carl H. Pforzheimer, III/(2)(3)/

Director
Managing Partner, Carl H. Pforzheimer & Co.

Rose Hoover

Vice President and Secretary

Dee Ann Johnson

Vice President, Controller and Treasurer

Terrence W. Kenny

Group Vice President

Robert F. Schultz

Vice President Industrial Relations
and Senior Counsel

(1)  Member of the Executive Committee
(2)  Member of the Audit Committee
(3)  Member of the Salary, Stock Option and Nominating Committees

                                                             Operating Companies
--------------------------------------------------------------------------------

Union Electric Steel Corporation

www.uniones.com
Carnegie, Pennsylvania
Robert G. Carothers, President

Subsidiary Companies:
The Davy Roll Company, Gateshead, England
Formet, Newcastle, England

New Castle Industries, Inc.

www.ncii.com
New Castle, Pennsylvania
Thomas A. Doland, President

Subsidiary Companies:
F.R. Gross Company, Stow, Ohio
Bimex Industries, Wales, Wisconsin
Keystone Rolls, Wheatland, Pennsylvania

Aerofin Corporation

www.aerofin.com
Lynchburg, Virginia
David L. Corell, President

Buffalo Air Handling Company

www.buffaloair.com
Amherst, Virginia
William R. Phelps, President

Buffalo Pumps, Inc.

www.buffalopumps.com
North Tonawanda, New York
Charles R. Kistner, President

                      ampco pittsburgh 2001 annual report                     23

Shareholder Information
--------------------------------------------------------------------------------

Corporate Headquarters
600 Grant Street, Suite 4600
Pittsburgh, PA 15219
(412) 456-4400


Transfer Agent, Registrar, Dividend Paying Agent
Mellon Investor Services LLC
www.melloninvestor.com
P.O. Box 3315
South Hackensack, NJ 07606
Phone: (800) 756-3353
TDD for Hearing Impaired: (800) 231-5469

Annual Meeting

The Annual Meeting of Shareholders will be held at 600 Grant Street, 33/rd/ Floor Conference Room, Pittsburgh, PA 15219 on Tuesday, April 23, 2002 at 10:00 a.m.

10K Report

A copy of Ampco-Pittsburgh Corporation's Annual Report on Form 10K as filed with the Securities and Exchange Commission is available without charge to shareholders upon written request to the Corporate Secretary at the Headquarters address above.

2001 Annual Report

This Annual Report and the statements contained herein are submitted for the general information of the shareholders of Ampco-Pittsburgh Corporation and are not intended for use in connection with or to induce the sale or purchase of securities.

24                    ampco pittsburgh 2001 annual report