Form 10-K, Exhibit 13
period 2002-12-31
AMPCO PITTSBURGH CORP
filed 2003-03-13
CIK 6176

Financial Highlights

	Year Ended December 31,
	2002	2001	2000

Net Sales	$212,367,000	$219,167,000	$228,028,000
Income from Operations	9,863,000	1,144,000	22,111,000
Net Income (Loss)	2,261,000	(983,000)	16,192,000
Shareholders’ Equity	150,021,000	157,407,000	162,477,000
Per Share:
Basic and Diluted Earnings	0.23	(0.10)	1.68
Shareholders’ Equity	15.57	16.38	16.92
Dividends	0.40	0.40	0.40
Market Price at Year End	12.16	10.75	12.00

Table of Contents

Letter to Shareholders	2
Business Summary	4
Results of Operations	6
Consolidated Balance Sheets	11
Consolidated Statements of Operations	12
Consolidated Statements of Shareholders’ Equity	13
Consolidated Statements of Cash Flows	14
Notes to Consolidated Financial Statements	15
Quarterly Information-Unaudited	26
Common Stock Information	26
Five-Year Summary of Selected Financial Data	27
Report of Independent Accountants	27
Directors and Officers	28
Operating Companies	28
Shareholder Information	29

Letter to Shareholders

     Year 2002 presented many challenges for the Corporation. The industrial economy continued to be weak with business investment at extremely low levels. The Corporation consists of businesses in cyclical industries. Although historically the timing of the cycles has varied, the present downturn is of such duration that each operation has suffered during the year. This is seen in the financial results for 2002 and in the lower level of incoming orders during the year which have set the stage for lower business activity in 2003.

     While overall results of the Corporation improved when compared with 2001, sales and earnings were substantially lower than those of earlier years. The Air and Liquid Processing segment achieved record earnings; however, there was a significant slow-down in both shipments and orders in the last six months. Whereas the Forged and Cast Rolls segment began to pick up in both earnings and orders as the year ended. The Plastics Processing Machinery segment incurred losses as the industry it serves continued to operate at levels materially below capacity. Elsewhere in this report you will find more financial analysis of the segments and overall results of the Corporation.

Business Review

     Despite relief granted to the U.S. steel industry by introduction of temporary tariffs on steel imports, the industry continued to be in disarray. Bankruptcies, consolidations and survival operating modes of many customers of the Forged and Cast Rolls group forced continuation of reduced demand for rolls and pressure on prices and margins. Even with this backdrop, Union Electric Steel Corporation’s forged hardened steel roll operations began a slow, modest recovery. The strength of the dollar against the euro, which has made exports to Europe difficult and increased domestic competition from foreign producers, began to wane towards year end. The weaker dollar is expected to aid profitability and offset surging scrap, alloy, natural gas, insurance and medical benefit costs. Davy Roll Company, the cast roll producer in England, again incurred losses which resulted in a complete overhaul of costs and a permanent reduction in manning levels. While the outlook is still uncertain, order intake towards year end provides optimism for improvement. Davy, as is the case with Union Electric Steel, expanded its sales to the burgeoning steel industry in China. In December, an agreement to supply technology to a cast roll producer in China was finalized and will help strengthen our involvement in the region.

     The Air and Liquid Processing group enjoyed a record earnings year. The level and quality of order backlog at the beginning of the year was the primary reason for the good results. However, as the year progressed, a significant fall in demand for power generation equipment and a reduction in construction spending created a change in the incoming order levels for Buffalo Pumps Inc. and Buffalo Air Handling Company. Accordingly, it was necessary to make permanent reductions in manning levels during the last months of the year. While improvements in product offerings of pumps for the refrigeration and chemical processing industries are expected to result in a modest increase in sales, the outlook for the next several years is for a significant reduction in demand for lube oil pumps for the power generation industry. Marketing efforts are in place to expand pump export opportunities but this will take time and is subject to the vagaries of exchange rates. Projects for air handling systems have slowed as investments for pharmaceutical, hospital and institutional construction have been curtailed. In consequence, prices and margins have been adversely impacted as competitors pursue the much reduced available work. However, the heat exchange equipment operation of Aerofin enjoyed a much better year benefitting in the early part of 2002 from the high but diminishing demand from the heating and air conditioning markets. In addition, the strength of that operation’s product line brought increased business from the utility market which is expected to spill over into 2003.

     The severe downturn in the plastics processing and plastics machinery industries continued through its second year in 2002. The New Castle Industries group suffered its worst operating loss ever as a result of low demand and predatory pricing. A significant restructuring resulting in the closure of a small feed screw plant and a permanent reduction in manning was implemented in the third quarter, which has helped to reduce break-even level. Unfortunately, the plastics machinery industry is undergoing structural change with more manufacturing going off shore, particularly to Asia. Accordingly, the demand for components from traditional original equipment customers has reduced significantly. Expanded sales efforts to service plastics processors have been successful in increasing market penetration to that sector. However, we are concerned that there are no clear signs of improved market conditions and we continue to explore further actions to better position the business to reach profitability.

Outlook

     Although we are in the midst of one of the most difficult periods for manufacturing industry for decades, the Corporation is financially strong. During the year, cash balances doubled to more than $27 million. Accordingly, the Corporation is positioned to successfully get through these troubled times. Finally, it is expected that results of the Corporation in 2003 will continue to be weak. Increases in capital spending levels and a strengthening of the U.S. economy are required before there can be a significant improvement in earnings. This will not deter the Corporation from taking advantage of appropriate investment and growth opportunities. Meanwhile, we thank our employees, customers, suppliers and shareholders for their support.

/s/ LOUIS BERKMAN	/s/ ROBERT A. PAUL	/s/ ERNEST G. SIDDONS

Louis Berkman	Robert A.Paul	Ernest G.Siddons
Chairman of the Board	President and Chief Executive Officer	Executive Vice President and Chief Operating Office

Business Summary

FORGED AND CAST ROLLS	PLASTICS PROCESSING MACHINERY

[logo]

     Union Electric Steel Corporation was founded in 1923 as a manufacturer of several forged steel products. In 1930, it changed its focus to the sole production of forged hardened steel rolls. That specialization continues today and has made this company a world leader in this market.

     Roll manufacturing is a highly technical field and leadership in this industry requires a plan of continuous improvement. Union Electric achieves this with its comprehensive research and development program whereby it continually develops new chemistry and heat treatment combinations to provide new products with increased value.

[photo]

     Two recent forged steel roll developments are high alloy 4% chromium ultra-deep hardened cold mill work rolls which eliminate the need for the more expensive electroslag remelt material and special die steel alloy for hot roughing mill work rolls which have proven advantages over traditional cast roll materials.

     Headquartered in Carnegie, Pennsylvania with manufacturing facilities in Pennsylvania and Indiana, Union Electric supplies rolls for use in ferrous and non-ferrous rolling mills throughout the world.

     In 1999, the acquisition of The Davy Roll Company expanded the product line to include cast rolls.

     Davy, by its recent development of unique heat treatment designed for centrifugally cast high speed steel hot strip mill work rolls, has optimized performance and reliability of one of its most significant product lines.

     Headquartered in Gateshead, England, Davy Roll is a recognized leader in the cast roll market. Together, Union Electric Steel Corporation and The Davy Roll Company are synonymous with excellence in forged and cast roll technology.

[logo]

     New Castle Industries was formed in 1971 and is headquartered in New Castle, Pennsylvania. It specializes in the design, engineering and manufacture of feed screws and barrels for injection molding and extrusion, and chill rolls for sheet, film, converting, printing, and other heat transfer plastic processes. The products are made in six plants located throughout the United States and are supplied to both original equipment manufacturers and plastic processors. A commitment to research and development has also helped this segment to maintain innovative screw technology advancements and plastic process development. This commitment has been enhanced by the completion in 2002 of a laboratory which allows the company and its customers to test and refine product and process improvements.

     Within the last eighteen months research and development has resulted in the filing of four patent applications (at this date three have been granted). These patents will be marketed as new product offerings to improve the throughput of plastic processor customers’ finished product.

2002

AIR AND LIQUID PROCESSING

[logo]

     Buffalo Air Handling Company manufactures custom air handling units and its designs are derived from knowledge gained through years of experience. The Buffalo Air Handling facility in Amherst, Virginia was built in 1977 to exclusively build these units. A second facility was opened in 2000 to increase manufacturing capacity. Today, Buffalo Air Handling produces units for many markets including pharmaceutical, hospital and health care, chemical, telecommunication, semi-conductor, biotech, institutional, pulp and paper, food, and automotive.

[photo]

     Buffalo Air Handling has developed a method to reduce the noise generated by air handling systems. This allows its equipment to exceed market requirements for noise reduction in buildings. In addition, the company has made significant technological advancements in thermal break design, which allow the system designs to meet the new indoor air quality requirements.

[logo]

     Buffalo Pumps, Inc. and its predecessors have been making quality centrifugal pumps for more than a century. Commercial use of these pumps dates back to 1887 and marine applications predate World War 1. Headquartered in North Tonawanda, New York, Buffalo Pumps is a leading supplier in the refrigeration, paper and lube oil markets. Its canned pump technology has long been recognized as the most advanced in the industry and it holds ISO 9001 certification as a pump supplier of the highest quality and dependability.

     During 2002, Buffalo Pumps developed and patented a bearing monitor device for its seal-less refrigeration pump line that will warn of any operational problems with the pump so as to avoid catastrophic failure. The system will cause the user to perform preventative maintenance and avoid costly system down time.

[photo]

[logo]

     Aerofin Corporation was founded in 1923 and is a leading manufacturer of finned tube heat exchanger coils and related heat transfer equipment and accessories. Headquartered in Lynchburg, Virginia, Aerofin products serve a variety of industries including HVAC, fossil fuel power generation, nuclear power generation, industrial process, pulp and paper, automotive and petrochemical.

     Aerofin completed the design, development and market release of the horizontal Aeromix™ coil product line. This completes their product offering of integral face and bypass coils. These coils are preferred by the HVAC industry over the conventional steam coils.

Results of Operations

(in thousands, except per share amounts)

     The following discussion should be read in connection with the consolidated financial statements of the Corporation and the related footnotes.

The Corporation

	2002	2001	2000

Sales	$212,376	$219,167	$228,028
Operating income	$9,863	$1,144	$22,111
Backlog	$106,088	$107,608	$115,552

     Sales for 2002 decreased for each of the segments from 2001 due to the decline in the industrial economy and the sale of the small metals forging and feed roll businesses in June 2002 and May 2001, respectively. Sales for 2001 decreased from 2000 on lower sales for the Forged and Cast Rolls and Plastics Processing Machinery segments offset by improved sales for the Air and Liquid Processing segment. The backlog at December 31, 2002 is comparable to that as of December 31, 2001. An improvement in the backlog for the Forged and Cast Rolls segment offset the majority of the decline experienced by the Air and Liquid Processing segment. The reduction in backlog for December 31, 2001 against December 31, 2000 is due primarily to a lower ending backlog for the Forged and Cast Rolls segment.

     In the second half of 2002, as a result of weak economic conditions across each of the segments of the Corporation including a depressed steel industry, reduced demand for power generation equipment and a slowdown in construction and capital spending, the Corporation made reductions in manning levels at several of its operations and initiated the closure of its leased Plastics Processing Machinery facility in South Carolina resulting in pre-tax restructuring charges of approximately $1,241. In addition, in 2001 after reviewing its global roll-making capacity, the Corporation recorded a pre-tax charge of $7,280 for restructuring and other costs principally related to the permanent closure of its forged steel roll plant in Belgium. The net of 2002 restructuring and other charges and the reversal of unused restructuring provisions from 2001 resulted in a net charge of $579 to 2002 operating income. In addition the Corporation sold the land and building of the Belgian operation in 2002 resulting in a gain of $917. The Corporation estimates that following transition of roll production from Belgium to the U.S., which was completed in 2002, combined annual savings of the 2002 and 2001 restructurings will approximate $4,500 principally attributable to reduced labor costs. The corresponding impact on earnings could differ from this estimate based on changes in costs resulting from fluctuations in shipment and manufacturing levels as well as exchange rates and variations in product mix (see Note 2 to the Consolidated Financial Statements).

     In addition to the gain on the sale of the land and building of $917 and net restructuring and other charges of $579 and $7,280 for 2002 and 2001, respectively, operating income for 2001 was impacted by litigation costs of $2,378 associated with a lawsuit settled in the third quarter of 2001. The remaining decrease in operating income of $1,277 for 2002 from 2001 is attributable to lower earnings for the Air and Liquid Processing and Plastics Processing Machinery segments offset by improved results for the Forged and Cast Rolls segment. In addition to the restructuring and litigation costs, earnings for 2001 were lower than 2000 due to weaker results of the Forged and Cast Rolls and Plastics Processing Machinery segments countered by improved results for the Air and Liquid Processing segment. Favorable performance of pension plan assets in 2001 reduced pension costs by approximately $900 in comparison to 2002 and 2000.

     Gross margin, excluding depreciation, as a percentage of net sales approximated 22.4%, 22.5% and 26.4% for 2002, 2001 and 2000, respectively. The reduction for 2002 and 2001 from 2000 is due primarily to lower volumes and significantly reduced selling prices.

     Selling and administrative expenses totaled $30,150 (14.2% of net sales), $32,960 (15.0% of net sales) and $30,733 (13.5% of net sales) for 2002, 2001 and 2000, respectively. Expenses for 2002 include $670 for asbestos-related matters of which approximately $400 is for a law firm retained to advise on all aspects of asbestos litigation (see Note 16 to Consolidated Financial Statements). Included in 2001 is $2,378 of litigation costs incurred related to the lawsuit which was settled in the third quarter of 2001. After consideration of these costs, selling and administrative expenses for 2002, 2001 and 2000 are comparable.

     Depreciation expense of $7,630, $7,747 and $7,425 for 2002, 2001 and 2000, respectively, is comparable.

     Interest expense was $424, $659 and $922 for 2002, 2001 and 2000, respectively. The fluctuation is directly attributable to the decrease in interest rates. Other income (expense) equaled $353, ($382) and $753 for 2002, 2001 and 2000, respectively. Included in other income (expense) for 2001 are additional environmental costs of $550 estimated to be incurred with respect to remediation of real estate sold in 1996. The remaining increase in 2002 from 2001 is due to foreign exchange gains realized in 2002 versus foreign exchange losses for 2001 offset by lower interest income earned on cash and cash equivalents resulting from the continued decline in interest rates. The remaining decrease in 2001 from 2000 is attributable to lower interest income resulting from the decrease in interest rates and an increase in foreign currency exchange losses in 2001 versus 2000.

     In 2002 and 2001, the Corporation recorded a valuation allowance against the future tax benefit of the net operating loss carry forwards and foreign tax credits arising from its foreign operations because of the uncertainty of their ultimate realization. As a result, the Corporation recognized an income tax provision of $4,637 (47.4% effective tax rate), $1,086 on net income before tax of $103 and $5,750 (26.2% effective tax rate due to utilization of foreign tax credits) for 2002, 2001 and 2000, respectively.

     Effective January 1, 2002, the Corporation adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 142, requires that goodwill no longer be amortized but instead tested for impairment at least annually. In accordance with the requirements of SFAS No. 142, the Corporation tested the goodwill attributable to each of its reporting units for impairment as of January 1, 2002. The Corporation’s reporting units are the major product lines comprising its reportable business segments. Fair value was estimated using discounted cash flow methodologies and market comparable information. As a result, $4,452 of goodwill specific to the heat-transfer rolls unit of the Plastics Processing Machinery segment was written off and is recorded as a cumulative effect of accounting change, net of income taxes, in the accompanying consolidated statements of operations. The impairment arises from the severe downturn in the plastics processing industry resulting in reduced selling prices and a significant reduction in demand.

     As a result of the above, net earnings for the Corporation were $2,261 or $0.23 per common share for 2002 in comparison to ($983) or ($0.10) per common share for 2001 and $16,192 or $1.68 per common share in 2000.

     A review of operations for each of the Corporation’s segments follows.

Forged and Cast Rolls

	2002	2001	2000

Sales	$95,901	$96,879	$113,134
Operating income (loss)	$4,093	$(4,920)	$12,997
Backlog	$72,158	$60,701	$70,125

     The Corporation sold the net assets, excluding primarily trade receivables and payables, of Formet Ltd., its small metals forging business, in June 2002 and Turner Chilled Rolls, Ltd., its small feed roll business, in May 2001 accounting for approximately $3,500 of the reduction in sales. Otherwise, sales for 2002 would have increased as a result of a higher volume of shipments for Davy Roll Company, the U.K. operations, compared with 2001. Sales in 2002 of Union Electric Steel Corporation, the U.S. operations, were comparable to 2001 but included a larger content of export shipments.

     Earnings for 2002 benefited from a credit of $249 representing the net of restructuring charges of $413 for severance costs associated with the permanent reduction in manning levels at its U.K. operations offset by the reversal of unused restructuring provisions of $441 and a foreign currency adjustment credit of $221 relating to closure of the Belgian plant in 2001. In addition, the Belgian facilities were sold in 2002 at a gain of $917. Operating income attributable to the U.S. operations improved as benefits from the preceding year’s closure of the Belgian plant were obtained. However, earnings were adversely impacted by higher costs of natural gas and alloys and poor selling prices and margins. The latter resulting in part from export sales due to the strength of the dollar against the euro. While results of the U.K. cast roll operations improved, losses continued to be incurred forcing further cost reduction actions including permanent reductions in manning levels.

     Order backlogs have increased significantly during the last several months of 2002 both for the U.S. and U.K. operations. Pricing levels however continue to be poor. The recent weakening of the dollar against the euro is expected to improve U.S. exports and margins and help combat skyrocketing energy costs. Unfortunately, the recent strengthening of the British pound against the dollar will have a dampening affect on sales to North America.

     In December 2002, Davy Roll signed an agreement with a roll producer in China to supply technology for the production of certain types of hot-strip mill rolls. The project is expected to be substantially completed in 2003 and 2004 and is expected to positively impact Davy’s earnings.

     Sales in 2001 compared with 2000 were adversely impacted by the severe economic downturn in the global steel industry which caused lower demand and an erosion of selling prices. The strength of the dollar and the British pound against foreign currencies, particularly the euro, negatively impacted prices and the level of export sales and allowed an increase in imports of competitors’ rolls into domestic markets. Operating losses were incurred in 2001 as a result of the permanent closure of the forged hardened steel roll operation in Belgium and the related restructuring and other charges of $7,280. In addition, results for 2001 compared with 2000 were adversely impacted by transition costs attributable to the transfer of the Belgian roll output to the U.S. as well as losses of the U.K. cast roll operation which suffered from shrinking demand from the British and European steel industries. In 2001, the segment also suffered losses of more than $1,500 from receivables and inventory write-downs as a result of bankruptcies and financial difficulties of steel industry customers. The reduction in backlog in 2001 from 2000 is reflective of the downturn in the global steel industry.

Results of Operations

Air and Liquid Processing

	2002	2001	2000

Sales	$91,855	$94,964	$80,266
Operating income	$11,547	$11,105	$10,539
Backlog	$28,764	$41,928	$38,333

     The decrease in sales for 2002 is attributable to the Buffalo Air Handling Company business which was principally impacted by reduced construction spending whereas in 2001 the air handling business achieved record level sales primarily from greater penetration in the pharmaceutical, health care and institutional construction markets. Sales for Buffalo Pumps, Inc.’s business were principally affected by the decline in demand for pumps from the power generation industry; however, an increase in marine defense shipments allowed this business to achieve slightly higher sales in 2002 from 2001. In addition, demand from the utility markets for Aerofin Corporation’s heat exchange coils resulted in an improvement in sales from 2001. The increase in sales in 2001 from 2000 is attributable to the record level of sales of air handling systems and an increase in demand for lube oil pumps primarily from the power generation industry. Sales of heat exchange equipment in 2001 were adversely impacted by low demand from the recession-weakened industrial sector.

     Operating income for 2002 includes legal costs of $564 related to asbestos litigation and restructuring charges of $204 for severance costs associated with the permanent reduction in manning levels at each of its operating units whereas earnings for 2001 are after litigation costs of approximately $2,378. Lower pricing for pumps and air handling units coupled with lower shipments for the air handling business reduced operating income for 2002 in comparison to 2001. Increased volume, cost savings, and expanded capacity account for the improved results for 2001 against 2000.

     Declines in construction spending with resultant increase in competitive pressures and lower prices caused the significant reduction in orders for air handling equipment. This together with a dramatic reduction in demand for power generation equipment negatively impacted overall backlog for 2002 compared to 2001. The increase in backlog in 2001 from 2000 was primarily attributable to an increase in demand from the power generation industry.

Plastics Processing Machinery

	2002	2001	2000

Sales	$24,620	$27,324	$34,628
Operating (loss) income	$(1,171)	$(155)	$2,984
Backlog	$5,166	$4,979	$7,094

     The downturn in the plastics processing and plastics machinery industries which began in 2001 continued through 2002. Although efforts to service plastic processors by the New Castle Industries group resulted in maintaining business levels to that sector, the segment lost significant sales in both 2002 and 2001 from the lack of demand from original equipment customers. This resulted from a major reduction in capital spending for plastic machinery by the industry at large which began in the fall of 2000. Accordingly, the decrease in sales and earnings for 2002 from 2001 is attributable to reduced demand and lower selling prices. Operating results for 2002 also include restructuring charges of $624 primarily for severance costs associated with the permanent reduction in manning levels and the closure of its feedscrews facility in South Carolina. While the break-even level has been lowered, management continues to be concerned with the excess capacity in the industry and the future direction of the segment. Sales and operating income decreased significantly in 2001 due to reduced volumes and unprecedented low selling prices.

     Backlog improved slightly at December 31, 2002 whereas the backlog at December 31, 2001 was reflective of the recession in the plastics industry compared to what was a more traditional level in 2000.

Liquidity and Capital Resources

     Net cash flows from operating activities were positive for 2002, 2001 and 2000 at $21,375, $9,893 and $15,796, respectively. The increase in 2002 is primarily a result of changes in working capital including a significant decrease in accounts receivables. The decrease in 2001 from 2000 is due principally to payments made in connection with the closure of the forged steel roll plant in Belgium.

     Net cash outflows used in investing activities were $3,010, $8,206 and $12,166 in 2002, 2001 and 2000, respectively. The decrease over the years is due primarily to lower capital expenditures which approximated $5,649, $9,423 and $13,170 in 2002, 2001 and 2000, respectively. In June 2002, the Corporation sold the net assets, excluding primarily trade receivables and payables, of its small metals forging business in England for approximately its net book value of $1,308. The balance of the proceeds of approximately $100, plus interest at the prevailing rate, is payable in June 2003. In addition, the remaining assets of the Belgian facility were sold in July 2002 for $1,447. In 2001, the Corporation sold the net assets, excluding primarily trade receivables and payables, of its small feed roll business in England for approximately its net book value of $1,060. In 2000, the Corporation sold the small roll division of Davy, excluding accounts receivable, for approximately $1,761 and its remaining property held for sale, which it carried as an investment, for its book value of approximately $1,300. In addition, the

Corporation acquired a small manufacturer of heat transfer rolls in 2000 for approximately $2,462. The Corporation continues to evaluate potential acquisitions and/or disposals of existing businesses. As of December 31, 2002, future capital expenditures totaling $2,263 have been approved. Funds on hand, funds generated from future operations and available lines of credit are expected to be sufficient to finance capital expenditure requirements.

     Net cash outflows used in financing activities include quarterly dividends of $0.10 per common share for each of the three years. Proceeds were received from the issuance of common stock under the Corporation’s stock option plan of $238, $16 and $125 in 2002, 2001 and 2000, respectively. In 2002, the Corporation repaid $1,350 of industrial revenue bonds which matured and in 2001 repaid short-term borrowings of $2,000 which it had outstanding as of December 31, 2000.

     The change in the value of the euro and the British pound against the dollar increased cash and cash equivalents by $766 for 2002 and decreased cash and cash equivalents by $208 and $376 for 2001 and 2000, respectively.

     As a result of the above, cash and cash equivalents increased by $14,171 in 2002 and ended the year at $27,685 in comparison to $13,514 and $17,861 at December 31, 2001 and 2000, respectively. The Corporation maintains short-term lines of credit in excess of the cash needs of its businesses. The total available at December 31, 2002 was approximately $4,800.

     The Corporation is currently performing certain remedial actions in connection with real estate previously owned and has been named a Potentially Responsible Party at one third-party site used by a division also previously owned. The Corporation has accrued the estimated cost of remediation. While it is not possible to quantify with certainty the potential cost of actions regarding environmental matters, particularly any future remediation and other compliance efforts, in the opinion of management, compliance with the present environmental protection laws and the potential liability for all environmental proceedings will not have a material adverse effect on the financial condition, results of operations or liquidity of the Corporation (see Note 17 to Consolidated Financial Statements).

     The nature and scope of the Corporation’s business brings it into regular contact with a variety of persons, businesses and government agencies in the ordinary course of business. Consequently, the Corporation and its subsidiaries from time to time are named in various legal actions. The Corporation does not anticipate that its financial condition, results of operations or liquidity will be materially affected by the costs of known, pending or threatened litigation (see Note 16 to Consolidated Financial Statements).

Market Risk

     The Corporation views its primary market risk exposures to relate to changes in foreign currency exchange rates and changes in commodity prices. To manage certain foreign exchange exposures, the Corporation’s policy is to hedge a portion of its foreign currency denominated sales and receivables - primarily U.S. sales denominated in the euro and the British pound and foreign sales denominated in the dollar and the euro. Although further strengthening of the dollar could result in a lower volume of exports from the U.S. and reduced margins, it is expected that exports for the Corporation’s foreign operations would increase and gross margins would improve. Accordingly, a 10% strengthening of the dollar is not expected to have a significant effect on the Corporation’s consolidated financial statements.

     To reduce the effect of price changes for certain of its raw materials, the Corporation enters into futures contracts for a particular commodity and purchases a portion of its alloys in advance. Based on estimated annual purchases, a 10% fluctuation in commodity prices (including electricity, natural gas, scrap and alloys) would have less than a $2,500 impact (see Note 11 to Consolidated Financial Statements).

Effects of Inflation

     While inflationary and market pressures on costs are likely to be experienced in 2003, it is anticipated that ongoing improvements in manufacturing efficiencies and cost savings efforts will mitigate the effects of inflation on 2003 operating income.

Application of Critical Accounting Policies

     The Corporation has identified the most critical accounting policies that are important to the presentation of the Corporation’s financial condition, changes in financial condition and results of operations and involve the most complex or subjective assessments. The most critical accounting policies relate to accounting for pension and other postretirement benefits and assessing recoverability of goodwill and long-lived assets.

     Accounting for pensions and other postretirement benefits involves estimating the cost of benefits to be provided well into the future and attributing that cost over the time period each employee works. To accomplish this, expert actuarial advice is obtained and extensive use is made of assumptions about inflation, investment returns, mortality, turnover and discount rates. The Corporation believes that the amounts recorded in the accompanying financial statements related to pension and other postretirement benefits are based on appropriate assumptions although actual outcomes could differ. A percentage point decrease in the rate of return would increase pension expense by approximately $1,335 (see Note 8 to the Consolidated Financial Statements).

Results of Operations

     Property, plant and equipment are reviewed for recoverability whenever events or circumstances indicate the carrying amount of the long-lived assets may not be recoverable as outlined in SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. If the undiscounted cash flows generated from the use and eventual disposition of the assets are less than their carrying value, then the asset value may not be fully recoverable potentially resulting in a write-down of the asset value. Estimates of future cash flows are based on expected market conditions over the remaining useful life of the primary asset(s). Accordingly, assumptions are made about pricing, volume and asset-resale values. Actual results may differ from these assumptions. The Corporation believes the amounts recorded in the accompanying financial statements for property, plant and equipment are recoverable and are not impaired as of December 31, 2002.

     Goodwill is no longer amortized but tested for impairment at the reporting unit level at least annually in connection with the Corporation’s strategic planning process. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. Fair value is estimated using discounted cash flow methodologies and market comparable information and represents the amount at which the asset could be bought or sold in a current transaction between willing parties. Estimates of future cash flows are based on expected market conditions, pricing and volume. Actual results may differ from these assumptions. The Corporation believes the amount recorded in the accompanying financial statements for goodwill of $2,694 is recoverable and is not impaired as of December 31, 2002.

Recently Issued Accounting Pronouncements

     In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” which is effective for the Corporation January 1, 2003. SFAS No. 143 establishes standards for accounting for obligations associated with the retirement of tangible long-lived assets. Adoption of SFAS No. 143 did not have a significant impact on the financial condition and results of operations of the Corporation.

     In June 2002, SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” was issued and requires recognition of a liability at its fair value for costs associated with exit or disposal activities when incurred versus the date at which an entity commits to an exit plan. SFAS No. 146 is effective for exit or disposal activities initiated by the Corporation after December 31, 2002.

     In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45), which is effective for guarantees issued or modified after December 31, 2002. FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The Corporation currently does not guarantee the obligations of others; accordingly, adoption of FIN 45 will not impact the financial condition and results of operations of the Corporation. FIN 45 also requires certain disclosures related to product warranty costs (see Note 7 to Consolidated Financial Statements).

     In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46). FIN 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiary if the entities do not effectively disperse risks among the various parties involved. The Corporation currently does not have any unconsolidated variable interest entities; accordingly, adoption of FIN 46 will not impact the financial condition and results of operations of the Corporation.

Forward-Looking Statements

     The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by or on behalf of the Corporation. Results of Operations and other sections of the Form 10-K contain forward-looking statements that reflect the Corporation’s current views with respect to future events and financial performance.

     Forward-looking statements are identified by the use of the words “believe,” “expect,” “anticipate,” “estimate,” “projects,” “forecasts” and other expressions that indicate future events and trends. Forward-looking statements speak only as of the date on which such statements are made, are not guarantees of future performance or expectations and involve risks and uncertainties. In addition, there may be events in the future that the Corporation is not able to accurately predict or control which may cause actual results to differ materially from expectations expressed or implied by forward-looking statements. The Corporation undertakes no obligation to update any forward-looking statement, whether as a result of new information, events or otherwise. These forward-looking statements shall not be deemed incorporated by reference by any general statement incorporating by reference this Form 10-K into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934 and shall not otherwise be deemed filed under such Acts.

Consolidated Balance Sheets	2002

	December 31,
(in thousands)	2002	2001

Assets
Current assets:
Cash and cash equivalents	$27,685	$13,514
Receivables, less allowance for doubtful accounts of $1,553 in 2002 and $1,451 in 2001	39,059	45,506
Inventories	47,055	47,278
Other	6,685	8,374

Total current assets	120,484	114,672
Property, plant and equipment, at cost:
Land and land improvements	5,061	4,995
Buildings	29,317	28,922
Machinery and equipment	144,889	140,975

	179,267	174,892
Accumulated depreciation	(95,535)	(88,658)

Net property, plant and equipment	83,732	86,234
Prepaid pensions	23,039	27,528
Goodwill	2,694	7,146
Other noncurrent assets	5,101	5,991

	$235,050	$241,571

Liabilities and Shareholders’ Equity
Current liabilities:
Current portion of long-term debt	$—	$1,350
Accounts payable	12,289	13,039
Accrued payrolls and employee benefits	8,413	7,597
Other	14,201	13,138

Total current liabilities	34,903	35,124
Employee benefit obligations	16,305	16,951
Industrial Revenue Bond debt	13,311	13,311
Deferred income taxes	19,825	18,404
Other noncurrent liabilities	685	374

Total liabilities	85,029	84,164

Shareholders’ Equity:
Preference stock-no par value; authorized 3,000 shares; none issued	—	—
Common stock-par value $1; authorized - 20,000 shares; issued and outstanding - 9,632 shares in 2002, 9,609 shares in 2001	9,632	9,609
Additional paid-in capital	103,006	102,791
Retained earnings	45,970	47,560
Accumulated other comprehensive loss	(8,587)	(2,553)

Total shareholders’ equity	150,021	157,407

	$235,050	$241,571

See Notes to Consolidated Financial Statements.

Consolidated Statements of Operations

	For The Year Ended December 31,
(in thousands, except per share amounts)	2002	2001	2000

Net sales	$212,376	$219,167	$228,028

Operating costs and expenses:
Costs of products sold (excluding depreciation)	164,758	169,842	167,785
Selling and administrative	30,150	32,960	30,733
Depreciation	7,630	7,747	7,425

(Gain) loss on disposition of assets and businesses	(604)	194	(26)
Restructuring and other charges	579	7,280	—

	202,513	218,023	205,917

Income from operations	9,863	1,144	22,111

Other income (expense):
Interest expense	(424)	(659)	(922)
Other - net	353	(382)	753

	(71)	(1,041)	(169)

Income before income taxes	9,792	103	21,942
Income taxes	4,637	1,086	5,750

Net income (loss) before cumulative effect of change in accounting for goodwill	5,155	(983)	16,192
Cumulative effect of change in accounting for goodwill, net of income taxes of $1,558	(2,894)	—	—

Net income (loss)	$2,261	$(983)	$16,192

Basic and diluted earnings per common share:
Net income (loss) before cumulative effect of change in accounting for goodwill	$0.53	$(0.10)	$1.68
Cumulative effect of change in accounting for goodwill	$(0.30)	$—	$—

Net income (loss)	$0.23	$(0.10)	$1.68

Weighted average number of common shares outstanding	9,625	9,605	9,601

See Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity	2002

	Common Stock
				Accumulated Other Comprehensive Income (Loss)
	Stated Capital	Additional Paid-in Capital	Retained Earnings
(in thousands, except per share amounts)					Total

Balance January 1, 2000	$9,595	$102,664	$40,034	$327	$152,620
Comprehensive income:
Net income 2000			16,192		16,192
Other comprehensive loss (a)				(2,619)	(2,619)

Comprehensive income					13,573
Issuance of common stock	13	112			125
Cash dividends ($0.40 per share)			(3,841)		(3,841)

Balance December 31, 2000	9,608	102,776	52,385	(2,292)	162,477
Comprehensive loss:
Net loss 2001			(983)		(983)
Other comprehensive loss (a)				(261)	(261)

Comprehensive loss					(1,244)
Issuance of common stock	1	15			16
Cash dividends ($0.40 per share)			(3,842)		(3,842)

Balance December 31, 2001	9,609	102,791	47,560	(2,553)	157,407
Comprehensive loss:
Net income 2002			2,261		2,261
Other comprehensive loss (a)				(6,034)	(6,034)

Comprehensive loss					(3,773)
Issuance of common stock	23	215			238
Cash dividends ($0.40 per share)			(3,851)		(3,851)

Balance December 31, 2002	$9,632	$103,006	$45,970	$(8,587)	$150,021

(a)The following table summarizes the components of other comprehensive income (loss) and accumulated other comprehensive income (loss), net of tax:

	Foreign Currency Translation Adjustments			Unrealized Holding Gains (Losses) on Securities	Accumulated Other Comprehensive Income(Loss)
		Minimum Pension Liability

			Derivatives

Balance at January 1, 2000	$693	$(600)	$—	$234	$327
Change during year	(2,566)	(188)	—	135	(2,619)

Balance at December 31, 2000	(1,873)	(788)	—	369	(2,292)
Change during year	(64)	(18)	(100)	(79)	(261)

Balance at December 31, 2001	(1,937)	(806)	(100)	290	(2,553)
Change during year	2,515	(7,766)	(472)	(311)	(6,034)

Balance at December 31, 2002	$578	$(8,572)	$(572)	$(21)	$(8,587)

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

	For The Year Ended December 31,
(in thousands)	2002	2001	2000

Cash flows from operating activities:
Net income (loss)	$2,261	$(983)	$16,192
Adjustments to reconcile net income (loss)to net cash flows from operating activities:
Depreciation	7,630	7,747	7,425
Deferred income taxes	2,958	2,013	2,215
Pension benefit	(2,194)	(3,889)	(2,517)
Provisions for restructuring and other charges	579	7,280	—
Write off of goodwill	2,894	—	—
Provisions for bad debts and inventory write-downs	364	2,090	384
Other - net	(967)	216	310
Changes in assets/liabilities, net of effects from business acquisitions and divestitures:
Receivables	6,978	153	263
Inventories	93	(1,111)	(3,307)
Other assets	2,422	(1,350)	(2,697)
Accounts payable	(2,152)	2,605	77
Accrued payrolls and employee benefits	(1,019)	(491)	(628)
Other liabilities	1,528	(4,387)	(1,921)

Net cash flows from operating activities	21,375	9,893	15,796

Cash flows from investing activities:
Purchases of property, plant and equipment	(5,649)	(9,423)	(13,170)
Proceeds from sale of businesses	1,225	1,060	1,761
Proceeds from the sale of assets	1,470	—	—
Business acquisition	—	—	(2,462)
Proceeds from sale of investments	—	—	1,297
Other	(56)	157	408

Net cash flows used in investing activities	(3,010)	(8,206)	(12,166)

Cash flows from financing activities:
Dividends paid	(3,848)	(3,842)	(3,841)
(Repayment of) proceeds from short-term borrowings	—	(2,000)	2,000
Repayment of industrial revenue bond	(1,350)	—	—
Proceeds from the issuance of common stock	238	16	125

Net cash flows used in financing activities	(4,960)	(5,826)	(1,716)

Effect of exchange rate changes on cash and cash equivalents	766	(208)	(376)

Net increase (decrease) in cash and cash equivalents	14,171	(4,347)	1,538
Cash and cash equivalents at beginning of year	13,514	17,861	16,323

Cash and cash equivalents at end of year	$27,685	$13,514	$17,861

Supplemental information:
Income tax payments	$2,541	$1,460	$5,293
Interest payments	380	643	917
Supplemental non-cash information:
Recognition of funding (deficit) surplus (Note 8)	$(8,552)	$6,435	$—

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

(in thousands, except share and per share amounts)

Description of Business

     Ampco-Pittsburgh Corporation (the Corporation) is in three business segments that manufacture and sell primarily custom-engineered equipment. The Forged and Cast Rolls segment which consists of Union Electric Steel and Davy Roll located in England, manufactures and sells forged hardened steel rolls and cast rolls (iron and steel) to the metals industry. The Air and Liquid Processing segment consists of Aerofin-heat exchange coils, Buffalo Air Handling-air handling systems, and Buffalo Pumps-centrifugal pumps, all of which sell to a variety of commercial and industrial users. The Plastics Processing Machinery segment manufacturers and sells, through New Castle Industries, feed screws, barrels, chill rolls and heat transfer rolls principally to the plastics processing and plastics machinery industries.

Note 1 - Accounting Policies:

     The Corporation’s accounting policies conform to accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. A summary of the significant accounting policies followed by the Corporation is presented below. Certain amounts for preceding periods have been reclassified for comparability with the 2002 presentation.

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

Property, Plant and Equipment

     Property, plant and equipment are recorded at cost with depreciation computed using the straight-line method over the following estimated useful lives: land improvements-15 to 20 years, buildings-25 to 50 years and machinery and equipment-5 to 25 years. Expenditures that extend economic useful lives are capitalized. Routine maintenance is charged to operating results. Gains or losses are recognized on retirements or disposals. Property, plant and equipment are reviewed for impairment whenever events or circumstances indicate the carrying amount may not be recoverable.

Goodwill

     Effective January 1, 2002, the Corporation adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets”. Accordingly, goodwill is no longer amortized but tested for impairment at the reporting unit level at least annually in conjunction with the Corporation’s strategic planning process. The Corporation’s reporting units are the major product lines comprising its reportable business segments. Fair value is estimated using discounted cash flow methodologies and market comparable information. Prior to the adoption of SFAS No. 142, goodwill was amortized over its estimated useful life. The Corporation does not have any other material intangible assets.

Other Comprehensive Loss

     Other comprehensive loss includes changes in net assets from non-owner sources including, foreign currency translation adjustments, changes in the minimum pension liability, changes in the fair value of derivatives and unrealized holding gains and losses on securities. Foreign currency translation adjustments exclude income tax benefit since earnings of non-U.S. subsidiaries are deemed to be reinvested for an indefinite period of time. The tax (expense) benefit associated with changes in the minimum pension liability was $(423), $10 and $101, for 2002, 2001 and 2000 respectively. A minimum pension liability was recorded in 2002 relating to the foreign pension plan and a valuation allowance was provided against the resulting deferred tax asset since it is more likely than not the asset will not be realized. The tax benefit associated with changes in the fair value of derivatives was $255 and $53 for 2002 and 2001, respectively. The tax benefit (expense) associated with changes in the unrealized holding gains and losses on securities was $168, $42, and $(73) for 2002, 2001 and 2000, respectively.

Notes to Consolidated Financial Statements

Revenue Recognition

     Revenue from sales is recognized when title to the product passes to the customer, which is generally when goods are shipped. Amounts billed to the customer for shipping and handling are recorded within net sales and the related costs are recorded within costs of products sold.

Product Warranty

     Provisions for product warranties are recognized based on historical experience as a percentage of sales adjusted for potential claims when a liability is probable and for known claims.

Foreign Currency Translation

     Assets and liabilities of the Corporation’s foreign operations are translated at year-end exchange rates and the statements of operations are translated at the average exchange rates for the year. Gains or losses resulting from translating foreign currency financial statements are accumulated as a separate component of other comprehensive loss until the entity is sold or substantially liquidated.

Financial Instruments

     Derivative instruments which include forward exchange and futures contracts are recorded in the balance sheet as either an asset or a liability measured at their fair value. The accounting for changes in the fair value of a derivative depends on the use of the derivative. To the extent that a derivative is effective as a cash flow hedge of an exposure to future changes in value, the change in fair value of the derivative is deferred in other comprehensive loss. Any portion considered to be ineffective is reported as a component of earnings immediately. To the extent that a derivative is effective as a hedge of an exposure to changes in fair value, the change in the derivative’s fair value will be offset in the statement of operations by the change in the fair value of the item being hedged and is recorded as a component of earnings. The Corporation does not enter into derivative transactions for speculative purposes and, therefore, holds no d erivative instruments for trading purposes.

Income Taxes

     Income taxes are recognized during the year in which transactions enter into the determination of financial statement income. Deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities including net operating loss carry forwards.

Stock-Based Compensation

     The Corporation accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion (APB) No. 25, “Accounting for Stock Issued to Employees.” Under the intrinsic value method, compensation expense is generally recognized only to the extent the market price of the common stock exceeds the exercise price of the stock option at the date of the grant.

Earnings Per Share

     Basic earnings per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share is similar to basic earnings per share except that the denominator is increased to include the dilutive effect of the net additional common shares that would have been outstanding assuming exercise of outstanding stock options, calculated using the treasury stock method. The weighted average number of common shares outstanding assuming exercise of the stock options was 9,656,176 for 2002, 9,622,936 for 2001, and 9,620,469 for 2000.

Recently Issued Accounting Pronouncements

     In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” which is effective for the Corporation January 1, 2003. SFAS No. 143 establishes standards for accounting for obligations associated with the retirement of tangible long-lived assets. Adoption of SFAS No. 143 did not have a significant impact on the financial condition and results of operations of the Corporation.

     In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which became effective for the Corporation January 1, 2002. SFAS No. 144 requires that long-lived assets be measured at the lower of carrying amount or fair value, less cost to sell, whether reported in continuing operations or in discontinued operations. Adoption of SFAS No. 144 did not have a significant impact on the financial condition and results of operations of the Corporation.

     In June 2002, SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” was issued and requires recognition of a liability at its fair value for costs associated with exit or disposal activities when incurred versus the date at which an entity commits to an exit plan. SFAS No. 146 is effective for exit or disposal activities initiated by the Corporation after December 31, 2002.

     In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45), which is effective for guarantees issued or modified after December 31, 2002. FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The Corporation currently does not guarantee the obligations of others; accordingly, adoption of FIN 45 will not impact the financial condition and results of operations of the Corporation. FIN 45 also requires certain disclosures related to product warranty costs (see Note 7).

     In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46). FIN 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiary if the entities do not effectively disperse risks among the various parties involved. The Corporation currently does not have any unconsolidated variable interest entities; accordingly, adoption of FIN 46 will not impact the financial condition and results of operations of the Corporation.

Note 2 - Restructuring and Other Charges:

     In 2002, as a result of weak economic conditions across each of the segments of the Corporation including a depressed steel industry, reduced demand for power generation equipment and a slowdown in construction and capital spending, the Corporation made permanent reductions in manning levels at several of its operations and initiated the closure of its leased Plastics Processing Machinery facility in South Carolina and initially recognized pre-tax restructuring charges of approximately $1,337. The Corporation estimates annual savings from the restructuring beginning in 2003 of approximately $2,500 resulting primarily from reduced labor costs; however, the corresponding impact on earnings could differ from this estimate based on changes in costs resulting from fluctuations in shipment and manufacturing levels as well as exchange rates and variations in product mix.

     The initial restructuring provision and related activity for 2002 was as follows:

	Initial Provision	Utilized/Paid	Reversed to Income	Dec 31 2002

Employee costs	$786	$(558)	$(71)	$157
Asset impairment charges	340	(340)	—	—
Costs associated with closure of leased facility	171	(136)	(25)	10
Other	40	(40)	—	—

	$1,337	$(1,074)	$(96)	$167

     Employee costs are severance costs for the approximate 80 employees terminated. Asset impairment charges of $340 were recorded to reduce the value of the machinery to its estimated fair value, less costs to sell, of $60 which is lower than its carrying value. The remaining machinery which has a net realizable value of approximately $41 as of December 31, 2002 is expected to be sold by June 30, 2003. Costs associated with the closure of the leased facility include lease payments and holding costs through the estimated date of sublet. The restructuring reserve as of December 31, 2002 represents primarily severance costs to be paid in the first quarter of 2003.

     In addition, in 2001, the Corporation undertook a review of its global roll-making capacity and recorded a pre-tax charge of $7,280 primarily for restructuring and other costs associated with the permanent closure of its forged steel roll plant in Belgium. Other charges of $800 relate to the release of foreign currency adjustments recorded in accumulated other comprehensive loss. The Corporation estimates that following transition of roll production from Belgium to the United States which was completed in 2002, annual savings will approximate $2,000 beginning in 2003 principally related to a reduction in labor costs; however, the corresponding impact on earnings could differ from this estimate based on changes in costs resulting from fluctuations in shipment and manufacturing levels as well as exchange rates and variations in product mix.

     The initial restructuring provision and related activity for 2001 was as follows:

	Initial Provision	Utilized /Paid	Dec 31 2001

Employee costs	$4,110	$(3,196)	$914
Asset impairment charges	1,550	(1,550)	—
Accrued liabilities and other costs	820	(125)	695

	$6,480	$(4,871)	$1,609

     Employee costs are severance costs and pension-related costs for the approximate 96 employees terminated. Asset impairment charges of $1,550 were recorded to reduce the value of machinery to its estimated fair value less costs to sell, which is lower than its carrying value. Accrued liabilities and other costs of $820 include primarily estimated costs to restore the floor of the facility as a result of damage caused by the removal of machinery and estimated holding costs through disposition of the facility. As of December 31, 2001, outstanding restructuring costs, excluding pension-related liabilities of $875 which were reclassified to employee benefit obligations, approximated $1,609 for employee severance of $914, estimated costs to restore the floor

Notes to Consolidated Financial Statements

of the facility as a result of damage caused by the removal of machinery, and estimated holding costs through disposition of the facility.

     Restructuring activity for 2002 was as follows:

	Jan 1 2002	Utilized/Paid	Charged (Reversed) to Income	Dec 31 2002

Employee costs	$914	$(1,054)	$140	$—
Accrued liabilities and other costs	695	(114)	(581)	—

	$1,609	$(1,168)	$(441)	$—

     The remaining assets, consisting primarily of the land and building in Belgium which had a carrying value of approximately $170 as of December 31, 2001, were sold in July 2002 resulting in a gain of approximately $917. The sale took place much sooner than had been anticipated and the buyer purchased the building “as is”. Accordingly, the provision for costs to restore the floor of the facility as a result of damage caused by the removal of the machinery and remaining holding costs was reversed to income in the third quarter of 2002. In addition, restructuring and other charges include a credit of $221 relating to foreign currency adjustments.

Note 3 - Goodwill:

     The Corporation tested the goodwill attributable to each of its reporting units for impairment as of January 1, 2002. As a result, $4,452 of goodwill specific to the heat-transfer rolls unit of the Plastics Processing Machinery segment was written off and is recorded as a cumulative effect of accounting change, net of income taxes, in the accompanying consolidated statements of operations. The impairment arises from the severe downturn in the plastics processing industry resulting in reduced selling prices and a significant reduction in demand. The Corporation tested remaining goodwill as of January 1, 2003 and no impairment existed.

     Included in net income (loss) for 2001 and 2000 was goodwill amortization of $297 and $449, respectively. The following information reconciles previously reported net income (loss) and earnings per common share to the amounts adjusted for the exclusion of goodwill amortization:

	Year Ended December 31,
	2002	2001	2000

Net income (loss), as reported	$2,261	$(983)	$16,192
Add goodwill amortization, net of tax	—	193	292

Net income (loss), as adjusted	$2,261	$(790)	$16,484

Basic and diluted earnings per common share, as reported	$0.23	$(0.10)	$1.68
Goodwill amortization, net of tax	—	0.02	0.03

Basic and diluted earnings per common share, as adjusted	$0.23	$(0.08)	$1.71

     The changes in the carrying amount of goodwill for the year ended December 31, 2002 were as follows:

	Air and Liquid Processing	Plastics Processing Machinery	Total

Goodwill as of December 31, 2001	$2,694	$4,452	$7,146
Write-off of goodwill	—	4,452	4,452

Goodwill as of December 31, 2002	$2,694	$—	$2,694

Note 4 - Acquisitions/Divestitures:

     In June 2002, the Corporation sold the net assets, excluding primarily trade receivables and payables, of Formet Ltd., its small metals forging business in England, for approximately its net book value or $1,308. A loss of approximately $240 was recognized relating primarily to the release of foreign currency translation losses previously recorded as a component of accumulated other comprehensive loss. Of the estimated proceeds approximately $100, plus interest at the prevailing rate, is payable in June 2003.

     In May 2001, the Corporation sold the net assets, excluding primarily trade receivables and payables, of Turner Chilled Rolls Ltd., its small feed roll business in England, for approximately $1,060. A loss of approximately $152 was recognized and relates primarily to the release of foreign currency translation losses previously recorded as a component of accumulated other comprehensive loss. In March 2000, the Corporation sold the net assets, excluding primarily trade receivables, of the small roll division of Davy for its net book value of approximately $1,761.

     On October 27, 2000, the Corporation purchased the outstanding stock of a company which manufactures heat transfer rolls for approximately $2,462, which includes payoff of debt assumed. The company complements the Plastics Processing Machinery segment. The acquisition was accounted for as a purchase transaction in accordance with APB. No. 16, “Business Combinations”.

     The Corporation continues to evaluate potential acquisitions and/or disposals of existing businesses to ensure that long-term objectives of achieving maximum shareholder value are met.

Note 5 - Inventories:

	2002	2001

Raw materials	$12,807	$14,853
Work-in-process	23,216	20,915
Finished goods	5,943	6,699
Supplies	5,089	4,811

	$47,055	$47,278

     The carrying amount of inventories valued on the LIFO method approximates current cost at December 31, 2002 and 2001. Approximately 70% and 73% of the inventory was valued using the LIFO method in 2002 and 2001, respectively.

Note 6 - Borrowing Arrangements:

     The Corporation maintains short-term lines of credit of approximately $4,800. No amounts were outstanding under these lines of credit as of December 31, 2002 and 2001.

     As of December 31, 2002, the Corporation had the following Industrial Revenue Bonds (IRBs) outstanding: (1) $4,120 tax-exempt IRB maturing in 2020, interest at a floating rate which averaged 1.58% during the current year; (2) $7,116 taxable IRB maturing in 2027, interest at a floating rate which averaged 1.94% during the current year and (3) $2,075 tax-exempt IRB maturing in 2029, interest at a floating rate which averaged 1.58% during the current year. The IRBs are secured by letters of credit of equivalent amounts and require, among other things, maintenance of a minimum net worth and prohibits a leverage ratio in excess of a stipulated amount. The Corporation was in compliance with the applicable bank covenants as of December 31, 2002.

Note 7 - Other Current Liabilities:

	2002	2001

Customer-related liabilities	$6,298	$4,660
Restructuring liabilities	167	1,609
Other	7,736	6,869

	$14,201	$13,138

     Included in customer-related liabilities are costs expected to be incurred with respect to product warranties. The following summarizes changes in the liability for product warranty claims for the year ended December 31, 2002.

Balance as of January 1, 2002	$3,247
Satisfaction of warranty claims	(3,061)
Provision for warranty claims	2,857
Other, primarily impact from changes in exchange rates	228

Balance as of December 31, 2002	$3,271

Note 8 - Pension and Other Postretirement Benefits:

Pension Plans

     The Corporation has defined benefit pension plans covering substantially all of its employees, some of which require employee contributions. Generally, the benefits are based on years of service multiplied by either a fixed amount or a percentage of compensation. For its pension plans covered by the Employee Retirement Income Security Act of 1974 (ERISA), the Corporation’s policy is to fund at least the minimum actuarially computed annual contribution required under ERISA. Employees at certain operations have 401(k) retirement savings plans in lieu of defined benefit pension programs for which the Corporation contributed approximately $100 in 2002, 2001 and 2000, respectively.

     During 2000, employees of Davy became participants in a newly created contributory defined benefit plan and prior thereto, were participants in the seller’s plans. The actuarially determined amounts of assets and liabilities were determined in 2001 and transferred from the seller’s plans to the new plan. The plan was determined to have a funding surplus of $6,435 as of the date of acquisition, which was recognized as a prepaid pension asset and a reduction to property, plant and equipment (as an adjustment to the bargain purchase originally recorded). As of December 31, 2002, the accumulated benefit obligations exceeded the fair value of the assets; accordingly, the funding surplus of $7,414 was eliminated and an additional minimum pension liability of $1,138 was recognized.

     The Corporation also maintains a nonqualified defined benefit plan to provide supplemental retirement benefits for selected executives in addition to benefits provided under the Corporate sponsored pension plans. The Corporation contributed $300 in 2001 and $1,000 in 2000 to a grantor tax trust known as a “Rabbi” trust. The assets of the trust are subject to claims of the Corporation’s creditors, but otherwise must be used only for purposes of providing benefits under the plan. The fair market value of the trust at December 31, 2002 and 2001, which is included in

Notes to Consolidated Financial Statements

other noncurrent assets, was $3,927 and $4,429, respectively. Changes in the fair market value of the trust are recorded as a component of other comprehensive loss. For financial reporting purposes, the plan is treated as a non-funded pension plan. The accumulated benefit obligation for the plan at December 31, 2002 and 2001 was $3,591 and $4,740, respectively, and is included in employee benefit obligations.

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

     The Corporation’s postretirement health care and life insurance plans are unfunded.

     The following provides a reconciliation of benefit obligations, plan assets, and funded status of the plans.

	U.S.Pension Benefits		Foreign Pension Benefits		Other Postretirement Benefits
	2002	2001	2002	2001	2002	2001

Change in benefit obligation:
Benefit obligation at January 1	$98,120	$94,563	$21,037	$16,602	$9,171	$9,486
Service cost	1,984	1,759	972	859	173	117
Interest cost	6,815	6,771	1,409	1,090	748	634
Foreign currency exchange rate changes	—	—	2,390	—	—	—
Plan amendments	3,758	—	—	—	786	—
Actuarial loss (gain)	3,248	(129)	(2,061)	2,774	2,468	(477)
Participant contributions	—	—	290	315	447	298
Benefits paid from plan assets	(4,981)	(4,720)	(658)	(603)	—	—
Benefits paid by Corporation	(148)	(124)	—	—	(1,340)	(887)

Benefit obligation at December 31	$108,796	$98,120	$23,379	$21,037	$12,453	$9,171

Change in plan assets:
Fair value of plan assets at January 1	$131,282	$143,481	$18,602	$22,095	$—	$—
Actual return on plan assets	(11,671)	(7,479)	(3,639)	(3,273)	—	—
Foreign currency exchange rate changes	—	—	1,967	—	—	—
Corporate contributions	148	124	845	68	893	589
Participant contributions	—	—	290	315	447	298
Gross benefits paid	(5,129)	(4,844)	(658)	(603)	(1,340)	(887)

Fair value of plan assets at December 31	$114,630	$131,282	$17,407	$18,602	$—	$—

Funded status of the plans	$5,834	$33,162	$(5,972)	$(2,435)	$(12,453)	$(9,171)
Unrecognized actuarial loss (gain)	7,252	(20,968)	13,386	9,811	2,845	384
Unamortized prior service cost (benefit)	6,353	3,203	—	—	(1,655)	(2,988)
Unrecognized net transition obligation	9	15	—	—	—	—
Adjustment to recognize minimum liability	—	—	(7,414)	—	—	—
Accrued benefit cost	3,591	4,740	—	—	11,263	11,775

Prepaid benefit cost	$23,039	$20,152	$—	$7,376	$—	$—

Net periodic pension and other postretirement benefit costs include the following components:

	U.S. Pension Benefits			Foreign Pension Benefits		Other Postretirement Benefits
	2002	2001	2000	2002	2001	2002	2001	2000

Service cost	$1,984	$1,759	$1,534	$972	$2,002	$173	$117	$106
Interest cost	6,815	6,771	6,452	1,409	2,441	748	634	667
Expected return on plan assets	(11,102)	(10,642)	(9,718)	(1,429)	(3,963)	—	—	—
Amortization of prior service cost (benefit)	614	325	228	—	—	(548)	(614)	(614)
Actuarial (gain) loss	(881)	(654)	(501)	531	(8)	7	(2)	21

Net benefit (income) cost	$(2,570)	$(2,441)	$(2,005)	$1,483	$472	$380	$135	$180

Assumptions as of December 31:

	2002	2001	2000	2002	2001	2002	2001	2000

Discount rate	6.50%	7.25%	7.25%	5.75%	6.25%	6.50%	7.25%	7.25%
Expected long-term rate of return on plan assets	8.50%	8.50%	8.50%	7.50%	7.50%	—	—	—
Rate of increases in compensation	3.00%	3.00%	3.00%	2.75%	2.80%	—	—	—

     The assumed health care cost trend rate at December 31, 2002 for other postretirement benefits is 10% for 2003, gradually decreasing to 4.75%. A one percentage point increase or decrease in the assumed health care cost trend rate would change the postretirement benefit obligation at December 31, 2002 and the annual benefit expense for 2002 by approximately $1,200 and $100, respectively.

Note 9 - Authorized and Issued Shares:

     Under the Corporation’s Shareholder Rights Plan, each outstanding share of common stock carries one Preference Share Purchase Right (a Right). The Rights are designed to assure that all shareholders receive equal treatment in the event of a potential acquisition of the Corporation or a change in control. Under certain circumstances, each Right entitles the shareholder to buy 1/100 of a share of Series A Preference Stock at a $45.00 exercise price. The Rights are exercisable only if a party acquires, or commences a tender offer to acquire, beneficial ownership of 20% or more of the Corporation’s common stock without the approval of the independent directors on the Corporation’s Board of Directors.

     After the Rights become exercisable, if anyone acquires 30% or more of the Corporation’s stock or assets, merges into the Corporation or engages in certain other transactions, each Right may be used to purchase shares of the Corporation’s common stock (or, under certain conditions, the acquirer’s common stock) worth twice the exercise price. The Corporation may redeem the Rights, which expire in November 2008, for one cent per Right under certain circumstances. At December 31, 2002, there are 3,000,000 shares of unissued preference stock, of which 150,000 shares have been designated as Series A Preference Stock for issuance in connection with these Rights.

Note 10 - Stock Option Plan:

     Under the terms of the 1997 Stock Option Plan, as amended, options may be granted to selected employees to purchase, in the aggregate, up to 600,000 shares of the common stock of the Corporation. Options may be either incentive or non-qualified and are subject to terms and conditions, including exercise price and timing of exercise, as determined by the Stock Option Committee of the Board of Directors. The options vest at date of grant and have a ten-year life. To date, options have been granted at an exercise price equivalent to the market price on the date of grant; accordingly, no stock-based compensation costs are recorded in net income. The weighted average fair value of the options granted in April 2000 and December 2000, estimated on the date

Notes to Consolidated Financial Statements

of grant using the Black-Scholes option-pricing model, was $3.08 and $2.94, respectively, based on the following assumptions: dividend yield of 3.7% and 3.6%, expected volatility of 33.9% and 32.9%, risk-free interest rate of 6.4% and 5.3%, respectively, and an expected option life of 5 years. The following table illustrates the effect on net income and earnings per share if the Corporation had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.”

	Year Ended December 31,
	2002	2001	2000

Net income (loss), as reported	$2,261	$(983)	$16,192
Less stock-based employee compensation expense determined under fair value based method, net of tax	—	—	556

Net income (loss), as adjusted	$2,261	$(983)	$15,636

Basic and diluted earnings per common share, as reported	$0.23	$(0.10)	$1.68
Less stock-based employee compensation expense determined under fair value based method, net of tax	—	—	0.05

Basic and diluted earnings per common share, as adjusted	$0.23	$(0.10)	$1.63

Stock option activity during 2000-2002 was as follows:

	Shares Under Options	Exercise Price	Weighted Average Exercise Price

Balance at January 1, 2000	265,000		$10.00
Granted during 2000	277,500	$10.82
Exercised during 2000	(12,500)	$10.00

Balance at December 31, 2000	530,000		$10.43
Exercised during 2001	(1,400)	$10.81

Balance at December 31, 2001	528,600		$10.43
Exercised during 2002	(23,600)	$10.12

Balance at December 31, 2002	505,000		$10.44

     Stock options outstanding and exerciseable as of December 31, 2002 were as follows:

Shares Under Options	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life in Years

232,500	$10.00	6.0
267,500	10.81	7.3
5,000	11.13	8.0

505,000	$10.44	6.7

Note 11 - Financial Instruments:

Forward Foreign Exchange and Futures Contracts

     Certain of the Corporation’s operations are subject to risk from exchange rate fluctuations in connection with sales in foreign currencies. To minimize this risk, forward foreign exchange contracts are purchased which are designated as fair value hedges or, beginning in 2002, cash flow hedges. As of December 31, 2002, approximately $10,187 of anticipated foreign denominated sales have been hedged with the underlying contracts settling at various dates beginning in 2003 through December 2004. As of December 31, 2002, the fair value of contracts expected to settle within the next 12 months which is recorded in other current liabilities approximated $1,169 and the fair value of the remaining contracts which is recorded in other noncurrent liabilities approximated $286 at December 31, 2002. The change in the fair value of the contracts designated as cash flow hedges is recorded as a component of other comprehensive loss and approximated $544, net of taxes, as of December 31, 2002. The change in fair value will be reclassified into earnings when the projected sales occur with approximately $359 expected to be released to earnings within the next 12 months.

     Gains (losses) on foreign exchange transactions approximated $264, $(233) and $(96) for 2002, 2001 and 2000, respectively.

     In addition, one of the Corporation’s subsidiaries is subject to risk from increases in the price of a commodity used in the production of inventory. To minimize this risk, futures contracts are entered into which are designated as cash flow hedges. At December 31, 2002, approximately 100% or $1,979 of anticipated commodity purchases over the next 15 months are hedged. The fair value of the contracts expected to be settled within the next 12 months approximated $29 and the fair value of the remaining contracts approximated $15 as of December 31, 2002. The change in the fair value of the contracts designated as cash flow hedges is recorded as a component of other comprehensive loss and approximated $28, net of taxes, as of December 31, 2002. The change in fair value will be reclassified into earnings when the projected sales occur with approximately $19 expected to be released to earnings within the next 12 months.

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

Note 12 - Income Taxes:

     At December 31, 2002, the Corporation had foreign tax credit carry forwards of $638, which expire in 2005. In addition, foreign net operating loss carry forwards approximated $6,475, which carry forward indefinitely. A valuation allowance is provided when it is more likely than not that some or all of a deferred tax asset will not be realized.

     Pre-tax accounting income was comprised of the following:

	2002	2001	2000

Domestic	$10,416	$9,758	$22,092
Foreign	(624)	(9,655)	(150)

	$9,792	$103	$21,942

     The provision (benefit) for taxes on income consisted of the following:

	2002	2001	2000

Current:
Federal	$1,173	$(1,437)	$2,993
State	500	500	542
Foreign	6	10	—

	1,679	(927)	3,535

Deferred:
Federal	2,771	2,141	2,335
State	187	262	408
Foreign	—	(390)	(528)

	2,958	2,013	2,215

	$4,637	$1,086	$5,750

     Deferred tax assets and liabilities comprised the following:

	2002	2001

Assets
Employment-related Liabilities	$6,278	$6,627
Pension liability - foreign	341	—
Liabilities related to discontinued operations and restructurings	1,846	2,879
Net operating loss - foreign	1,943	1,621
Goodwill	874	—
Other	3,840	3,153

Gross deferred tax assets	15,122	14,280
Valuation allowance	(6,454)	(3,013)

	8,668	11,267

Liabilities
Depreciation	(15,701)	(15,116)
Prepaid pensions	(9,216)	(10,282)
Other	—	(603)

Gross deferred tax liabilities	(24,917)	(26,001)

Net deferred tax liability	$(16,249)	$(14,734)

     The difference between statutory U.S. federal income tax and the Corporation’s effective income tax was as follows:

	2002	2001	2000

Computed at statutory rate	$3,427	$36	$7,680
Foreign income taxes	167	101	24
State income taxes	325	325	352
Valuation allowance	869	658	300
Foreign tax credits	—	—	(1,307)
Federal tax credits	—	—	(312)
Other permanent items – net	(151)	(34)	(987)

	$4,637	$1,086	$5,750

Note 13 - Operating Leases:

     The Corporation leases certain factory and office space and certain office equipment. Operating lease payments were $1,255 in 2002, $1,130 in 2001 and $1,171 in 2000. Operating lease payments for subsequent years are $964 for 2003, $709 for 2004, $515 for 2005, $121 for 2006, $29 for 2007 and $37 thereafter.

Notes to Consolidated Financial Statements

Note 14 - Research and Development Costs:

     Expenditures relating to the development of new products, identification of products or process alternatives, and modifications and improvements to existing products and processes are expensed as incurred. These expenses approximated $1,000 for 2002, 2001 and 2000, respectively.

Note 15 - Related Parties:

     The Corporation purchased industrial supplies from The Louis Berkman Company (LB Co) in the ordinary course of business. Certain directors of the Corporation are either officers, directors and/or shareholders of LB Co. The amounts purchased approximated $1,850 in 2002 and $1,600 in 2001 and 2000, respectively. In addition, LB CO paid the Corporation approximately $235 in 2002, $188 in 2001 and $172 in 2000 for certain administrative services. At December 31, 2002 and 2001, the net amount payable to LB CO approximated $106 and $142, respectively.

Note 16 - Litigation:

     The Corporation and its subsidiaries are involved in various claims and lawsuits incidental to their businesses. In addition, claims have been asserted alleging personal injury from exposure to asbestos-containing components historically used in some products of certain of the Corporation’s subsidiaries. As of December 31, 2002, those subsidiaries, and in some cases, the Corporation were defendants (among a number of defendants, typically over 50 and often over 100) in cases filed in various state and federal courts involving approximately 16,339 claimants. Most of the claims were made in a small number of lawsuits filed in Mississippi in 2002. The filings do not typically identify specific products as a source of asbestos exposure. The Corporation’s aggregate gross settlement costs including defense costs in 2002 were approximately $420, substantially all of which was paid by insurance. Eight cases involving 17 claimants have been dismissed in 2002 without any payment.

     On February 7, 2003, Utica Mutual Insurance Company (“Utica”) filed a lawsuit in the Supreme Court of the State of New York, County of Oneida, against the Corporation and certain of the subsidiaries named in the underlying asbestos actions (the “Policyholder Defendants”) and three other insurance carriers that provided primary coverage to the Corporation (the “Insurer Defendants”). In the lawsuit, Utica has alleged (i) it has no coverage obligation for years where the Policyholder Defendants cannot establish the existence of insurance contracts or coverage, where exposure occurred outside of the Utica policy periods or with respect to allegedly excluded products; (ii) the Policyholder Defendants breached the insurance contracts; and (iii) the Insurer Defendants have defense and indemnity obligations under insurance contracts they have issued to Policyholder Defendants. Utica is seeking a declaratory judgment from the court on these issues and recoupment of amounts it has already paid. Although the outcome of this action cannot be predicted with certainty, the Corporation believes that the lawsuit ultimately should benefit all parties by defining the obligations of Utica and the Insurer Defendants to the Corporation and that the majority of the defense and indemnity costs of the pending cases ultimately will be covered by the appropriate insurance policies.

     Based on the Corporation’s claims experience to date, insurance coverage and the identity of the subsidiaries that are named in the cases, the Corporation believes that the pending legal proceedings will not have a material adverse effect on its consolidated financial condition or liquidity. The outcome of any of the particular lawsuits, however, could be material to the consolidated results of operations of the period in which the costs, if any, are recognized. There can be no assurance that the Corporation or certain of its subsidiaries will not be subjected to significant additional claims in the future or that the Corporation’s or its subsidiaries’ ultimate liability with respect to these claims will not present significantly greater and longer lasting financial exposure than presently contemplated. Although it is probable that future costs will be incurred, the amounts cannot reasonably be estimated. Accordingly, the Corporation has not made an accrual for such costs in its financial statements. In addition, the Corporation has recently retained a law firm to advise it on all matters pertaining to these asbestos cases. As a result, the Corporation incurred uninsured legal costs approximating $400 in 2002 and expects that such costs may exceed $1,000 in 2003.

Note 17 - Environmental Matters:

     The Corporation is currently performing certain remedial actions in connection with real estate previously owned and has been named a Potentially Responsible Party at one third-party landfill site used by a division also previously owned. In the second quarter of 2001, the Corporation recorded an additional $550 for costs estimated to be incurred with respect to the remediation of real estate sold in 1996. As of December 31, 2002 and 2001, other liabilities include anticipated costs of likely remediation and other related actions, which are not material to the balance sheet.

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

Note 18 - Business Segments:

     The Corporation organizes its business into three operating segments. The accounting policies are the same as those described in Note 1. In the fourth quarter 2002, the Corporation began evaluating the performance of its segments based solely on income from operations without an allocation of corporate expenses to give it the ability to focus on actual operating performance of each of the segments. The Corporation previously evaluated the performance of its segments based on income from operations after allocating corporate expenses based on a sales, property, and payroll formula. Prior year information has been restated to conform to the 2002 presentation.

     Summarized financial information concerning the Corporation’s reportable segments is shown in the following tables. Corporate assets included under Identifiable Assets represent cash and cash equivalents, deferred tax assets, prepaid pensions and other items not allocated to reportable segments. Long-lived assets exclude deferred tax assets.

	Net Sales			Income (Loss) Before Taxes
	2002	2001	2000	2002	2001	2000

Forged and Cast Rolls (1)	$95,901	$96,879	$113,134	$4,093	$(4,920)	$12,997
Air and Liquid Processing (2)	91,855	94,964	80,266	11,547	11,105	10,539

Plastics Processing Machinery	24,620	27,324	34,628	(1,171)	(155)	2,984

Total Reportable Segments	212,376	219,167	228,028	14,469	6,030	26,520
Other income (expense), including corporate costs	—	—	—	(4,677)	(5,927)	(4,578)

Total	$212,376	$219,167	$228,028	$9,792	$103	$21,942

	Capital Expenditures			Depreciation Expense			Identifiable Assets
	2002	2001	2000	2002	2001	2000	2002	2001	2000

Forged and Cast Rolls	$3,208	$6,334	$7,947	$4,254	$4,379	$4,351	$112,159	$121,037	$124,568
Air and Liquid Processing	936	2,005	2,684	1,866	1,756	1,633	44,647	48,776	46,994
Plastics Processing Machinery	1,465	1,006	2,487	1,467	1,573	1,409	22,912	27,858	31,762
Corporate	40	78	52	43	39	32	55,332	43,900	41,140

Total	$5,649	$9,423	$13,170	$7,630	$7,747	$7,425	$235,050	$241,571	$244,464

	Net Sales (3)			Long-Lived Assets			Income (Loss) Before Taxes
Geographic Areas:	2002	2001	2000	2002	2001	2000	2002	2001	2000

United States (2)	$144,002	$147,992	$152,887	$112,197	$117,010	$112,790	$10,416	$9,758	$22,092
Foreign (1)	68,374	71,175	75,141	2,343	9,663	10,691	(624)	(9,655)	(150)

Total	$212,376	$219,167	$228,028	$114,540	$126,673	$123,481	$9,792	$103	$21,942

(1)	Income (loss) before taxes for 2001 was impacted by restructuring and other charges of $7,280.
(2)	Income (loss) before taxes for 2001 was impacted by litigation costs of $2,378.
(3)	Net sales are attributed to countries based on location of customer.

Quarterly Information-Unaudited

(in thousands, except per share amounts)

2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year

Net sales	$54,699	$57,524	$53,978	$46,175	$212,376
Gross profit (1)	12,037	13,103	11,706	10,772	47,618
Income before cumulative effect of change in accounting for goodwill	1,219	2,100	1,267	569	5,155
Net income (loss) (2)	(1,675)	2,100	1,267	569	2,261
Basic and diluted earnings per common share:
Income before cumulative effect of
change in accounting for goodwill	0.13	0.22	0.13	0.06	0.53
Net income (loss)	(0.17)	0.22	0.13	0.06	0.23

2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year

Net sales	$56,168	$56,621	$53,368	$53,010	$219,167
Gross profit (1)	13,396	12,265	11,905	11,759	49,325
Net income (loss) (3)	(2,700)	(784)	1,641	860	(983)
Basic and diluted earnings per common share:
Net income (loss)	(0.28)	(0.08)	0.17	0.09	(0.10)

(1)	Gross profit as used herein does not include a charge for depreciation.
(2)	Net income was impacted by the write off of goodwill of $2,894, net of tax, in the first quarter.
(3)	Net income (loss) was impacted by pre-tax restructuring and other charges of $6,920 and $360 in the first and second quarters, respectively, as well as pre-tax litigation costs of $117, $1,911 and $350 in the first, second and third quarters, respectively.

Common Stock Information

     The shares of common stock of Ampco-Pittsburgh Corporation are traded on the New York Stock Exchange (symbol AP) and on the Philadelphia Stock Exchange. Cash dividends have been paid on common shares in every year since 1965.

Quarter	High	2002 Dividends Low	Declared	High	2001 Dividends Low	Declared

First	$11.85	$10.40	$0.10	$13.31	$11.45	$0.10
Second	12.35	11.46	0.10	11.75	10.32	0.10
Third	12.17	9.81	0.10	12.51	8.94	0.10
Fourth	12.81	9.81	0.10	10.75	8.90	0.10
Year	12.81	9.81	$0.40	13.31	8.90	$0.40

Five-Year Summary of Selected Financial Data	2002

(dollars, except per share amounts, and shares outstanding in thousands)

	Year Ended December 31,
	2002(1)	2001(2)	2000	1999(3)	1998

Net sales	$212,367	$219,167	$228,028	$214,157	$190,086
Net income (loss) from continuing operations	2,261	(983)	16,192	15,144	15,667
Total assets	235,050	241,571	244,464	235,808	211,811
Long-term obligations	13,311	13,311	14,661	14,661	12,586
Shareholders’ equity	150,021	157,407	162,477	152,620	142,299
Basic and diluted earnings per common share:
Income (loss) from continuing operations	0.23	(0.10)	1.68	1.58	1.64
Per share:
Cash dividends declared	0.40	0.40	0.40	0.40	0.37
Shareholders’ equity	15.57	16.38	16.92	15.91	14.86
Market price at year end	12.16	10.75	12.00	10.13	10.88
Weighted average shares outstanding	9,625	9,605	9,601	9,586	9,578
Number of shareholders	891	929	1,027	1,138	1,226
Number of employees	1,448	1,618	1,817	1,886	1,350

(1)	Net income (loss) from continuing operations includes the after-tax write off of goodwill of $2,894.
(2)	Net income (loss) from continuing operations includes pre-tax restructuring and other charges of $7,280 and pre-tax litigation costs of $2,378.
(3)	Includes August 2, 1999 acquisition of Davy.

Report of Independent Accountants

Deloitte & Touche

To the Board of Directors and Shareholders of Ampco-Pittsburgh Corporation:

     We have audited the accompanying consolidated balance sheets of Ampco-Pittsburgh Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2002 set forth on pages 11 through 25. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Ampco-Pittsburgh Corporation and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

     As discussed in Note 1 to the consolidated financial statements, on January 1, 2002 the Corporation changed its method of accounting for goodwill to adopt Statement of Financial Standard No. 142, “Goodwill and Other Intangible Assets”.

/s/ DELOITTE & TOUCHE LLP

Pittsburgh, Pennsylvania
February 10, 2003

Directors and Officers

Louis Berkman(1)
Director
Chairman of the Board
President, The Louis Berkman Company

Robert A. Paul(1)
Director
President and Chief Executive Officer

Ernest G. Siddons(1)
Director
Executive Vice President and
Chief Operating Officer

Leonard M. Carroll(1)(2)(3)
Director
Managing Director
Seneca Capital Management, Inc.

William D. Eberle(2)(3)
Director
Private Investor

Paul A. Gould
Director
Managing Director
Allen & Company, Inc.

Laurence E. Paul
Director
Managing Principal, Laurel Crown Capital

Stephen E. Paul
Director
Managing Principal, Laurel Crown Capital

Carl H. Pforzheimer, III(2)(3)
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

(1) Member of the Executive Committee
(2) Member of the Audit Committee
(3) Member of the Salary, Stock Option and Nominating Committees

Operating Companies

Union Electric Steel Corporation
www.uniones.com
Carnegie, Pennsylvania
Robert G. Carothers, President

Subsidiary Company:
The Davy Roll Company, Gateshead, England

New Castle Industries, Inc.
www.newcas.com
New Castle, Pennsylvania
Thomas A. Doland, President

Subsidiary Companies:
F.R. Gross Company, Stow, Ohio
Bimex Industries, Wales, Wisconsin
Keystone Rolls, Wheatland, Pennsylvania

Aerofin Corporation
www.aerofin.com
Lynchburg, Virginia
David L. Corell, President

Buffalo Air Handling Company
www.buffaloair.com
Amherst, Virginia
William R. Phelps, President

Buffalo Pumps, Inc.
www.buffalopumps.com
North Tonawanda, New York
Charles R. Kistner, President

Shareholder Information	2002

Corporate Headquarters
600 Grant Street, Suite 4600
Pittsburgh, PA 15219
(412) 456-4400

Corporate Website
www.ampcopittsburgh.com

Transfer Agent, Registrar, Dividend Paying Agent
Mellon Investor Services LLC
www.melloninvestor.com
P.O. Box 3315
South Hackensack, NJ 07606
Phone: (800) 756-3353
TDD for Hearing Impaired: (800) 231-5469

Annual Meeting
The Annual Meeting of Shareholders will be held at 600 Grant Street, 33rd Floor Conference Room, Pittsburgh, PA 15219 on Tuesday, April 22, 2003 at 10:00 a.m.

10K Report
A copy of Ampco-Pittsburgh Corporation's Annual Report on Form 10K as filed with the Securities and Exchange Commission is available without charge to shareholders upon written request to the Corporate Secretary at the Headquarters address above. It can also be accessed from our website without charge.

2002 Annual Report
This Annual Report and the statements contained herein are submitted for the general information of the shareholders of Ampco-Pittsburgh Corporation and are not intended for use in connection with or to induce the sale or purchase of securities.

Employment Policy
The Corporation is an Equal Opportunity Employer.